Form 20-F
period 2003-03-31
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD
filed 2003-09-15
CIK 1098712

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________________ TO _____________________

COMMISSION FILE NUMBER 0-30366

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ALBERTA, CANADA
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

     SUITE 355, 10333 SOUTHPORT ROAD S.W., CALGARY, ALBERTA, CANADA T2W 3X6
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED

     NONE
-------------------                    -----------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OF COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THIS REPORT.

       July 31, 2003                                7,692,055 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes              [X]                No      [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17          [X]                Item 18 [ ]

                                TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS..........................................................         1

DEFINITIONS................................................................................................         1

PART I.....................................................................................................         2
   Item 1.     Identity of Directors, Senior Management and Advisors.......................................         2
   Item 2.     Offer Statistics and Expected Timetable.....................................................         2
   Item 3.     Key Information.............................................................................         2
   Item 4.     Information on the Company..................................................................         7
   Item 5.     Operating And Financial Review And Prospects................................................        11
   Item 6.     Directors, Senior Management and Employees..................................................        17
   Item 7.     Major Shareholders and Related Party Transactions...........................................        22
   Item 8.     Financial Information.......................................................................        24
   Item 9.     The Offer and Listing.......................................................................        25
   Item 10.    Additional Information......................................................................        26
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk..................................        37
   Item 12.    Description of Securities Other than Equity Securities......................................        37

PART II....................................................................................................        38
   Item 13.    Defaults, Dividend Arrearages And Delinquencies.............................................        38
   Item 14.    Material Modifications to the Rights of Securities Holders and Use of Proceeds..............        38
   Item 15.    Controls and Procedures.....................................................................        38
   Item 16A.   Audit Committee Financial Expert............................................................        38
   Item 16B.   Code of Ethics..............................................................................        38
   Item 16C.   Principal Accountant Fees and Services......................................................        38

PART III...................................................................................................        38
   Item 17.    Financial Statements........................................................................        38
   Item 18.    Financial Statements........................................................................        39
   Item 19.    Exhibits....................................................................................        39

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Corporation's limited operating history; under-capitalization; risks involving integration of acquisitions; unpredictability of future revenues; management of growth and integration; potential technological changes; the Corporation's dependence on key personnel; marketing relationships; reliance on third-party insurance companies; potential new businesses, competition and low barriers to entry; government regulations; security risks; and the other risks and uncertainties described under Risk Factors in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. See "Risk Factors." Forward-looking statements are made based on management's belief, estimates and opinions on the date the statements are made and management assumes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. You are cautioned against placing reliance on forward-looking statements.

                                   DEFINITIONS

Certain terms used in this Annual Report are defined below:

"ADDISON YORK"                     a wholly owned U.S. subsidiary of the
                                   Corporation.

"CORPORATION", "COMPANY" OR        means Anthony Clark International Insurance
"REGISTRANT"                       Brokers Ltd. and its subsidiaries.

"COMMON SHARES"                    means common shares without par value in the
                                   capital stock of the Corporation.

"GENERAL INSURANCE"                Insurance coverage comprising property and
                                   casualty insurance.

"GENERAL INSURANCE BROKERAGE"      means an entity which employs Insurance
                                   Brokers to act on behalf of its customers in seeking to place General Insurance with any number of Insurance Companies.

"INSURANCE AGENT"                  means a person who is an employee of a
                                   particular Insurance Company and represents only that Insurance Company in the sale of insurance policies.

"INSURANCE BROKER"                 means an individual who works for a General
                                   Insurance Brokerage and who is responsible for assessing the needs of his clients, suggesting levels of General Insurance coverage, if appropriate, canvassing a number of Insurance Companies which the General
                                   Insurance Brokerage represents for the
                                   coverage requested, obtaining price quotes or policy premium and placing General Insurance coverage.

"INSURANCE COMPANIES" OR           means those entities which provide insurance
"INSURANCE COMPANY"                coverage, assess and provide the payment of
                                   any insurance claims and pay commissions to Insurance Brokers and Insurance Agents for providing customer services and placing insurance coverage with the Insurance
                                   Company.

"OTCBB"                            means the Nasdaq OTC Bulletin Board.

"TEXTRON FINANCING"                means a U.S. $5,000,000 debt financing
                                   arrangement with Textron Financial
                                   Corporation ("Textron") whereby Textron
                                   agreed to provide a U.S. $5,000,000 credit facility to Addison York pursuant to a loan agreement dated July 31, 2002, as amended and supplemented from time to time.

"TSX"                              means The Toronto Stock Exchange.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

         A.       SELECTED FINANCIAL DATA

The following table sets forth selected financial data regarding the Company's consolidated operating results and financial position in Canadian dollars. See "Currency Transactions". The data has been derived from the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 16 to the consolidated financial statements for years ended March 31, 2003, 2002 and 2001. See "Item 5 - Operating and Financial Review and Prospects". The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The comparability of the financial data presented is affected by factors such as significant acquisitions, financings, changes of business and property dispositions. See "Item 4. Information on the Company".

(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                             MARCH 31,       MARCH 31,        MARCH 31,        MARCH 31,       MARCH 31,
                                               2003            2002             2001             2000            1999
-------------------------------------------------------------------------------------------------------------------------
Working Capital Canadian and US GAAP       $  3,910,863    $   4,263,466    $   4,391,594    $  2,660,834    $  3,635,054

Total Assets Canadian GAAP                 $  8,662,278    $   8,666,634    $   8,305,794    $  6,574,737    $  6,000,476
Total Assets U.S. GAAP                     $  8,662,278    $   8,959,967    $   8,896,993    $  7,178,594    $  6,810,514

Total Liabilities Canadian GAAP            $  1,425,844    $   1,649,283    $   1,124,234    $  1,055,616    $    959,891
Total Liabilities US GAAP                  $  1,425,844    $   1,367,732    $     921,074    $  1,306,901    $    959,891

Long Term Obligations Canadian GAAP        $    363,786    $     853,209    $     372,510    $     50,097    $     55,969
Long Term Obligations US GAAP              $    363,786    $     571,658    $     169,350    $    301,382    $     55,969

Shareholders' Equity Canadian GAAP         $  7,236,434    $   7,017,351    $   7,181,560    $  5,519,121    $  5,040,585
Shareholders' Equity US GAAP               $  7,236,434    $   7,592,235    $   7,975,919    $  5,871,693    $  5,850,623
Number of Shares Outstanding                  7,692,055        7,692,055        7,725,455       7,094,055       6,969,055
-------------------------------------------------------------------------------------------------------------------------

(Canadian Dollars)

                                                                           YEARS ENDED
                                              -----------------------------------------------------------------------
                                               MARCH 31,      MARCH 31,      MARCH 31,     MARCH 31,       MARCH 31,
                                                 2003           2002           2001          2000            1999
Revenue - US and Canadian GAAP                $ 5,175,072    $ 4,449,628    $ 3,894,115    $ 3,509,671    $ 2,589,797

Earnings(loss) before interest, taxes,        $   552,778    $   445,029    $   251,034    $   684,658    $   719,221
depreciation and amortization Canadian GAAP
Earnings(loss) before interest, taxes,        $   545,065    $   360,618    $   (30,772)   $(4,796,354)   $   719,221
depreciation and amortization US GAAP
Dividends per Share(1)                        $         0    $         0    $         0    $         0    $         0

                                                                           YEARS ENDED
                                              -----------------------------------------------------------------------
                                               MARCH 31,      MARCH 31,      MARCH 31,     MARCH 31,       MARCH 31,
                                                 2003           2002           2001          2000            1999
Net earnings (loss) - Canadian GAAP           $  (355,801)   $    81,487    $    65,011    $   222,627    $   475,128
Net earnings (loss) - U.S. GAAP               $  (363,514)   $  (222,399)   $  (294,919)   $(5,552,400)   $   253,044
Earnings (loss) per Common Share, basic and
diluted:
   Canadian GAAP                              $     (0.05)   $      0.01    $      0.01    $      0.03    $      0.11
   U.S. GAAP                                  $     (0.05)   $     (0.03)   $     (0.05)   $     (0.79)   $      0.09

(1) The Company has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the Common shares of the Company is within the discretion of the Company's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

CURRENCY TRANSLATIONS

The following table sets forth the average exchange rates for Canadian dollars ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods (based on the average of the exchange rates on the last day of each month in such periods).

                                     CANADIAN DOLLARS PER U.S. DOLLAR
                                       FISCAL YEAR ENDED MARCH 31,
                            ------------------------------------------------
                              2003     2002      2001    2000      1999
                            ------------------------------------------------
Average for the period        1.5447   1.5671   1.5041   1.4716   1.5035

The following table sets forth the high and low exchange rates for Canadian dollars expressed in terms of one United States dollar for each of the last 6 months.

                        -----------------------------------------------------------
                           JULY    JUNE      MAY     APRIL    MARCH   FEBRUARY
                           2003    2003     2003     2003     2003      2003
                        -----------------------------------------------------------
High for the month        1.4114   1.3768   1.4221   1.4843   1.4905   1.5315

Low for the month         1.3368   1.3348   1.3446   1.4336   1.4659   1.4880

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on July 31, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of one Canadian dollar into United States dollars was US$0.710 (US$1.00 = Cdn$1.4074).

In this Annual Report on Form 20-F (the "Annual Report" or "20-F"), unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

         B.       CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

         D.       RISK FACTORS

The securities of the Corporation are highly speculative. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Corporation's business including the following:

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE CORPORATION'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Corporation has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 60 people. In addition, the Corporation services more than 26,000 insurance policies and places General Insurance with 69 Insurance Companies. The Corporation's planned future growth is likely to place, significant strains on the Corporation's management, administrative, operational and financial resources. Increased growth will require the Corporation to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

THE CORPORATION'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE CORPORATION'S MANAGEMENT TEAM AND KEY PERSONNEL

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel is at organizing and implementing the Corporation's growth strategy and integrating acquired General Insurance Brokerages into the Corporation's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Corporation.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Corporation are employed on a month to month basis and are not under an employment contract with the Corporation. None of the Corporation's senior management or other key personnel has expressed any current intention to leave their employment with the Corporation. Although the Corporation is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Corporation's key officers, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, and Ms. Samec, the Chief Financial Officer could be detrimental to the future operations of the Corporation.

There can be no assurance that the Corporation can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Corporation believes that the compensation it pays to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Corporation plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Corporation maintains keyman life insurance policies on Mr. Podorieszach and Mr. Consalvo of $100,000 each and on Ms. Shelley Samec of $175,000 and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Corporation's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Corporation's business, operating results and financial condition. See "Item 4-Information on the Company".

THE CORPORATION FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Corporation is in an industry in which intense competition exists. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. Accordingly, the Corporation may face competition in the future from firms with greater assets or resources. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Corporation is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Corporation. In addition, banks with greater financial resources and a larger customer base than the Corporation may enter (or are currently entering) the general insurance business. While management believes that the Corporation's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Corporation.

THE CORPORATION'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Corporation's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Corporation's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Corporation or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Corporation but following termination, the Corporation is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Corporation loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. Furthermore, there can be no assurance that any independent General Insurance Brokerages acquired in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not Affiliates of the Corporation is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Corporation are posted for trading on the TSX and the closing price of its shares on July 31, 2003 was $0.82 per share. The shares of the Corporation are also quoted on the OTCBB and the quoted price of its shares on July 31, 2003 was U.S.$0.60 per share. As such, the shares of the Corporation will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Corporation, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE CORPORATION HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Corporation's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Corporation's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Corporation.

NO INTENTION TO DECLARE DIVIDENDS

The Corporation has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Corporation currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions at such time.

THE CORPORATION MAY HAVE DIFFICULTIES IN ARRANGING FUTURE FINANCING

The business of the Corporation involves a high degree of risk and the Corporation will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Alberta). At the date of this Annual Report, none of the Corporation's directors serve as directors or officers of any competitors of the Corporation.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST OUR MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Corporation is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

ACQUISITIONS IN OTHER JURISDICTIONS

The Corporation's acquisition strategy is to acquire other General Insurance Brokerages. All of its acquisitions have been in the Province of Alberta, Canada. However, the Corporation has signed a non-binding letter of intent for the acquisition of the assets of one General Insurance Brokerage in California, United States, and plans to acquire other General Insurance Brokerages in other jurisdictions in Canada and the United States where intense competition exists. The Corporation may face difficultly finding or successfully acquiring appropriate acquisition candidates or raising sufficient financing for such acquisitions or operating profitably in these jurisdictions.

ITEM 4. INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Anthony Clark International Insurance Brokers Ltd. (the "Corporation") is a corporation amalgamated pursuant to the laws of Alberta, Canada. The Corporation's head office and principal business office is located at Suite 355, 10333 Southport Road, S.W., Calgary, Alberta, Canada T2W 3X6 and its telephone number is (403) 278-8811. The Corporation's registered office in Alberta is located at 1200, 1015 - 4th Street S.W., Calgary, Alberta, Canada T2R 1J4. The Company's agent for the service in Alberta, Canada, is Thomas Milley at the law firm of Demiantschuk, Milley & Hoffinger at 1200, 1015 - 4th Street, S.W., Calgary, Alberta, Canada, T2R 1J4.

On April 1, 1996, the Corporation was amalgamated with six other companies under the Business Corporations Act (Alberta). The companies involved in the amalgamation were 393675 Alberta Inc., 487220 Alberta Inc., 537169 Alberta Inc., 582939 Alberta Inc., 537168 Alberta Inc., Global FGI Inc. (all Alberta companies) and Anthony Clark International Insurance Brokers Ltd. (which was a federal company incorporated on June 23, 1993, extra-provincially registered in the Province of Alberta on October 6, 1993, and continued into the jurisdiction of the Province of Alberta on March 18, 1996, for the purposes of the amalgamation).

During the fiscal year ended March 31, 1997, the Corporation acquired customer files and General Insurance Brokerages for aggregate consideration of $592,913, subject to purchase price adjustments. These acquisitions included, McKinnon & Moffat Insurance Brokers Inc., 705408 Alberta Ltd., 537171 Alberta Ltd. and Mayfair Insurance Brokers Ltd. ("Mayfair"), a wholly owned subsidiary of 537171 Alberta Ltd., all of which were located in Calgary, Alberta.

On October 7, 1997, 537171 Alberta Ltd. was voluntarily dissolved. Effective October 7, 1997, each of McKinnon & Moffat Insurance Brokers Inc. and 705408 Alberta Ltd. was dissolved and its assets were transferred to the Corporation at their carrying values.

During the fiscal year ended March 31, 1998, the Corporation acquired customer files of various insurance brokerages for aggregate consideration of $202,865 all of which were located in Calgary, Alberta.

In February 1999, the Corporation undertook a public offering of its Common Shares in Canada and became a reporting issuer in the Provinces of Ontario, Alberta and British Columbia. On April 12, 1999, the Common Shares of the Corporation became listed and commenced trading on the Vancouver Stock Exchange (which merged with the Alberta Stock Exchange to become the Canadian Venture Exchange and subsequently the TSX Venture Exchange).

On February 28, 1999, the Corporation amalgamated with Mayfair Insurance Brokers Ltd., its wholly-owned subsidiary, to form the resulting corporation.

On February 22, 2000, the Corporation completed a new listing and commenced trading on the TSX and delisted from the TSX Venture Exchange effective March 27, 2000.

During the fiscal year ended March 31, 2000, the Corporation acquired customer files of General Insurance Brokerages and the issued shares of Heritage Hill Insurance Ltd., an active subsidiary of the Corporation carrying on business as a General Insurance Brokerage, for aggregate consideration of $1,461,246, subject to purchase price adjustments.

On May 15, 2000, the Corporation completed a $3,364,140 brokered private placement (the "May 15, 2000 Placement") of 590,200 special warrants at an issue price of $5.70 per special warrant ("Special Warrant") to subscribers under prospectus exemptions in Alberta and British Columbia, Canada. The Special Warrants were converted into 590,200 units in February 2001 (without further payment). Each unit consisted of one Common Share and one half of a share purchase warrant. The 295,100 warrants expired without exercise November 15, 2001.

In August 2000, the Corporation registered its outstanding Common Shares under the U.S. Securities Act of 1934 pursuant to filing a Form 20-F with the U.S. Securities and Exchange Commission.

In September 2000, the Corporation launched its new web-site, Clickusin.com, to be a complementary e-commerce business division to the Corporation's General Insurance Brokerage business.

On February 20, 2001, the Corporation filed and received a receipt for a final prospectus from the Securities Commissions in Alberta, British Columbia and Ontario to qualify the units issuable upon exercise of the 590,200 special warrants previously issued by the Corporation pursuant to the May 15, 2000 Placement. The prospectus also qualified the distribution of the Agent's options issuable upon exercise of the Agent's Special Warrants pursuant to the May 15, 2000 Placement. These 59,020 warrants expired without exercise May 15, 2002.

During the fiscal year ended March 31, 2001, the Corporation acquired customer files of a General Insurance Brokerage in Calgary, Alberta for a purchase price of $170,608.

During the period of April 18, 2000 to April 17, 2001, the Corporation acquired 162,100 Common Shares pursuant to a normal course issuer bid through the facilities of the TSX at prices averaging $7.97 and all 162,100 Common Shares have been returned to treasury and cancelled.

On March 26, 2001, the Company's Common Shares commenced quotation on the OTCBB.

During the fiscal year ended March 31, 2002, the Corporation acquired the issued shares of 779451 Alberta Ltd. for a purchase price of $252,880, subject to purchase price adjustments.

During the period of April 18, 2001 to April 17, 2002, the Corporation acquired 39,100 Common Shares pursuant to a normal course issuer bid through the facilities of the TSX at prices averaging $5.61 per share and all 39,100 Common Shares have been returned to treasury and cancelled.

During the period of April 18, 2002 to April 17, 2003, the Corporation did not acquire any of its Common Shares pursuant to a normal course issuer bid through the facilities of the TSX.

The Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its common shares, which represents approximately 5% of the common shares issued and outstanding. The bid commenced April 22, 2003 and expires April 21, 2004. To July 31, 2003, the Corporation has not repurchased any of its shares.

Since the beginning of the Company's last three fiscal years to the date of this Annual Report, the Company acquired the outstanding shares or customer files of 2 General Insurance Brokerages for aggregate consideration of $423,488, subject to final purchase price adjustments. The Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a net increase in cost of $191,221. All of such acquisitions have been in Alberta, Canada and have been financed through vendor financing and available cash resources of the Company obtained from its initial public offering, existing operations and a $3,364,140 special warrant private placement offering completed on May 15, 2000.

In connection with the development of the Company's e-commerce business division (Clickusin.com) for the insurance industry that utilizes the worldwide web to transact insurance claims business through a broker/agent referral and customer patronage program, the Company has expended approximately $678,000 including $460,000 in capital expenditures and plans further monthly operating expenditures of $3,000. At March 31, 2003 management assessed the carrying value of website development costs as compared to expected future cash flows from that asset and determined that the costs should be written down. Included in depreciation and amortization for the year is $210,200 relating to the write down of these costs. The e-commerce business division (Clickusin.com) accounts for less than 1% of the Corporations revenues.

On July 12, 2002, the Corporation formed, Avanti Insurance Brokers LLC, a wholly owned limited liability company in the State of Delaware. On July 18, 2002 the Corporation changed the name of Avanti Insurance Brokers LLC to Addison York Insurance Brokers LLC. On April 14, 2003 the Corporation converted Addison York Insurance Brokers LLC to a Delaware Corporation Addison York Insurance Brokers Ltd. ("Addison York")

On July 31, 2002, Addison York, a wholly-owned U.S. subsidiary of the Corporation, closed a U.S. $5,000,000 debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron agreed to provide a U.S. $5,000,000 reducing revolving line of credit to Addison York on the terms and conditions of a loan agreement dated July 31, 2002, as amended by an agreement dated April 3, 2003, to be used to finance the acquisition of general insurance brokerages within the United States. Addison York has not yet drawn on this facility.

On April 23, 2003, the Company announced that Addison York, its U.S. subsidiary, entered into a non-binding letter of intent to purchase the assets of a California-based General Insurance Brokerage. Closing of this transaction is subject to various conditions including the negotiations and completion of formal documentation that has not been completed as of July 31, 2003. If the acquisition is completed, it is expected to generate approximately $1,800,000 in additional revenues annually for the Corporation on a consolidated basis.

         B.       BUSINESS OVERVIEW

The Corporation is engaged in the insurance business as a General Insurance Brokerage which employs Insurance Brokers to act on behalf of its customers in seeking to place general insurance coverage comprising property and casualty insurance with any number of Insurance Companies. Since inception, the Corporation has focused its efforts in Canada and all of its acquisitions to acquire other General Insurance Brokerages have been in the Province of Alberta, Canada. The Corporation is currently expanding its acquisition strategy to other jurisdictions in Canada and the United States and has entered into a non-binding letter of intent to acquire the assets of a General Insurance Brokerage in California. As of July 31, 2003, the acquisition of the California-based General Insurance Brokerage has not been completed.

The General Insurance industry insures against many different types of risk including automobile, personal property, commercial property and liability. Compared with other sectors of the financial services industry, the General Insurance industry is highly fragmented. The large number of competitors results in no single Insurance Company having a dominant market share in any line of business. Industry-wide financial conditions are putting pressure upon General Insurance Companies to become more efficient and profitable. One way in which Insurance Companies are becoming more efficient is by reducing the number of General Insurance Brokerages with which they do business. Larger General Insurance Brokerages are expected to benefit from this trend.

General Insurance Industry

Insurance Brokers are required to be licensed in each state, province or territory that they conduct business. In addition, most jurisdictions require individuals who engage in Insurance Brokerage activities to be personally licensed. Licensing laws for Insurance Brokers vary from jurisdiction to jurisdiction and are subject to amendment by applicable regulatory authorities. Regulatory authorities have the right to grant, review and revoke licences and approvals to sell insurance.

There are two types of distribution systems which account for the majority of sales of General Insurance to the general public: firstly, direct placement by the Insurance Company through an in-house employee sales force and, secondly, placement through independent General Insurance Brokerages that place General Insurance for its customers with one of a number of Insurance Companies. New sources of competition continue to emerge as banks and other financial services companies expand the products and services they offer to include insurance products and brokerage services. In addition, independent Insurance Brokers are faced with competition from Insurance Companies who utilize aggressive media campaigns and telemarketing distribution methods to place General Insurance directly with its customers.

The Insurance Companies have put pressure on General Insurance Brokerages to consolidate the distribution component of the insurance industry, requiring ever-increasing premium volume to justify the continuance of their brokerage contracts (i.e., contracts pursuant to which a General Insurance Brokerage receives product access and support from the Insurance Company). A larger General Insurance Brokerage generally seeks to have brokerage contracts with a number of Insurance Companies so that the cancellation of any one brokerage contract would not reduce its ability to offer alternative competitive products to its customers. Smaller General Insurance Brokerages that generally have contracts with only a few Insurance Companies are more vulnerable to the cancellation of any one brokerage account and the potential inability to offer alternative competitive General Insurance products to their customers.

Profile

The Corporation currently employs 60 people including Insurance Brokers and operates out of eight offices all located in the Province of Alberta. The Corporation's head office in Calgary generates most of the revenue. The Corporation has an experienced management team, services more than 26,000 insurance policies and places insurance with 69 Insurance Companies to place General Insurance for the Corporation's customers. The Corporation generated revenue of $5,175,072 in the fiscal year ended March 31, 2003, $4,449,628 in the fiscal year ended March 31, 2002 and $3,894,115 in the fiscal year ended March 31, 2001. The Corporation's business is generally not affected by seasonality and experiences recurring revenues that are principally derived from commissions earned from placing General Insurance with Insurance Companies on behalf of the Corporation's customers.

The Corporation's operations are highly automated and it strives to maintain an excellent reputation with its customers and the Insurance Companies. Since its inception, the Corporation has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Corporation's overall business structure. To date, the Corporation has purchased 18 General Insurance Brokerages in the Province of Alberta, Canada.

Closing of the Facility with Textron during the Corporation's last fiscal year ended March 31, 2003 represented the only significant development. See Item 4.A- "History and Development of the Company".

Growth Strategy

The Corporation has a growth strategy of acquiring strategically located General Insurance Brokerages ("Flagship Brokerages"). Upon acquiring a Flagship Brokerage, the Corporation plans to take advantage of the consolidation pressure in the General Insurance industry by further acquiring and integrating other General Insurance Brokerages located close to the Flagship Brokerage in order to take advantage of the economies of scale of a larger operation. Moreover, it is the Corporation's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Corporation's representation of various Insurance Companies and their products. The revenue growth during the past three years has been primarily attributed to business acquisitions and internally generated business. There can be no assurance that the Corporation will continue or improve its earnings growth and benefit from economies of scale being achieved from increased revenue volume and commission from its operations and growth strategy.

The Corporation plans to implement a growth strategy to other parts of Canada and the U.S. On April 23, 2003, Addison York, a wholly-owned U.S. subsidiary of the Corporation, entered into a non-binding letter of intent to acquire the assets of a California-based General Insurance Brokerage. This acquisition is subject to a number of conditions including the negotiation and completion of formal documentation. As at July 31, 2003, the acquisition had not been completed. If the acquisition is completed, it is estimated to generate approximately $1,800,000 in additional revenues for the Corporation on a consolidated basis which are currently being generated by this California based Insurance Brokerage. The Corporation plans to acquire one or more additional General Insurance Brokerages over the next 12-month period depending upon its cash resources and its ability to raise additional capital to acquire Insurance Brokerages. Depending upon market conditions, the availability of other General Insurance Brokerages and the price that they are available, the Corporation's acquisition plans may change. Any further growth may require the Corporation to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

         C.       ORGANIZATIONAL STRUCTURE

The Corporation is a General Insurance Brokerage which conducts its insurance business principally in Alberta, Canada. Heritage Hill Insurance Ltd. is a wholly owned operating subsidiary of the Corporation that is also a General Insurance Brokerage. Clickusin.com Inc. and 779451 Alberta Ltd are inactive wholly owned subsidiaries of the Corporation. Addison York Insurance Brokers Ltd. is a wholly-owned Delaware subsidiary of the Corporation. See "Item 4.A.".

[ORGANIZATION STRUCTURE CHART]

         D.       PROPERTY, PLANTS AND EQUIPMENT

The Corporation does not own any real property but leases office space in Calgary to conduct its business operations as a General Insurance Brokerage. The Corporation has a conditional operating sublease commitment for office premises in Calgary, Alberta for a term expiring July 30, 2004 at a base rent of $11,094 per month plus operating costs estimated at $8,656 per month. Heritage Hill Insurance Ltd., a wholly-owned subsidiary, also has an operating lease commitment for office premises in Calgary, Alberta, currently on a month to month basis at a base rent of $1,498 per month plus operating costs estimated at $1,449 per month. The remaining six offices operate on a month-to-month office sharing arrangement basis without formal leases. The total amount of additional month-to-month lease costs is approximately $2,500 per month in the aggregate.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis explains trends in the Corporation's financial condition and results of operations for the three fiscal years ended March 31, 2003, 2002 and 2001. This discussion and analysis of the results of operations and financial condition of the Corporation should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. See "Special Note Regarding Forward Looking Statements". The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform to accounting principles in the United States, except as described in the notes to the Consolidated Financial Statements dated March 31, 2003, 2002 and 2001. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 16 to the consolidated financial statements and supplemental information entitled Reconciliation to United States GAAP for years ended March 31, 2003, 2002 and 2001.

OVERVIEW

The Corporation's operations are primarily directed to acting as a General Insurance Brokerage and acquiring Flagship Brokerages which the Corporation integrates into its existing operations in order to take advantage of the economies of scale of a larger Insurance Brokerage operation. Moreover, it is the Corporation's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Corporation's representation of various Insurance Companies and their products.

CRITICAL ACCOUNTING POLICIES

On December 12, 2001 the Securities and Exchange Commission ("SEC") issued Financial Reporting Release ("FRR") No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the Company's financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions, and accounting for the resulting customer account and goodwill balances, and stock-based compensation.

BUSINESS COMBINATION, GOODWILL AND OTHER INTANGIBLE ASSETS

On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. This change in accounting policy has been applied retroactively but prior periods have not been restated. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it has one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple value applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

As a result of the adoption of the new standard for accounting for goodwill and other intangible assets, the previous differences between Canadian and United States GAAP that existed for the Company's accounting for goodwill and customer accounts has been eliminated.

For future business acquisitions price the Company will determine the allocation of the acquisition to tangible assets, customer accounts, other identifiable intangible assets and goodwill in accordance with CICA Handbook sections 1581 and 3062.

STOCK-BASED COMPENSATION

On April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the year ended March 31, 2003. Had we determined compensation cost in the year ended March 31, 2003 based on the fair value at the grant date for its stock options, $24,954 (2002 - $169,380) would have been recorded using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 5.5%, volatility of 73%, expected option life of 5 years, and zero dividend yield.

For United States GAAP purposes, the Company follows the intrinsic method of accounting for stock-based compensation, in accordance with APB 25. In 2003, $7,713 (2002 - $84,411) was recorded as compensation expense for stock options issued to directors, officers and employees.

         A.       OPERATING RESULTS

REVENUES

The Corporation's revenues have increased to $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $656,000), a decrease in interest revenue (approximately $48,000), and a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenues of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003. The Corporation's revenues have increased to $4,449,628 for the year ended March 31, 2002 from $3,894,115 for the year ended March 31, 2001 primarily due to a combination of an increase in revenues due to new business commissions generated (approximately $640,000), and a decrease in interest revenue (approximately $103,000). This translates into an increase in insurance policy premiums being processed from approximately $27,000,000 for the year ended March 31, 2001 to approximately $32,000,000 in insurance premiums for the year ended March 31, 2002. Contingent commissions are commissions paid to the Corporation by Insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Corporation.

EXPENSES

Salaries and wages have increased to $3,165,924 for the year ended March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000). Salaries and wages have increased to $2,560,844 for the year ended March 31, 2002 from $2,183,534 for the year ended March 31, 2001 primarily due to the salaries and wages of the new business generated (approximately $394,000). Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000). Rent increased to $263,380 for the year ended March 31, 2002 from $211,984 for the year ended March 31, 2001 primarily due to increases in utility charges (approximately $24,000) and a reduction of rent recovery (approximately $27,000). General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and a reduction in investor relation costs ($32,000). General and administrative expenses decreased to $1,180,375 for the year ended March 31, 2002 from $1,247,563 for the year ended March 31, 2001 primarily due to a reduction in special US registration fees and expenses (approximately $120,000), increase in computer costs (approximately $30,000) due to implementing an upgrade to the computer system and a net increase in other operating costs (approximately $23,000).

FOREIGN CURRENCY LOSS

Foreign currency loss was $37,172 for the year ended March 31, 2003 (2002-$0 and 2001-$0). The foreign currency loss resulted from the consolidation of the US subsidiary in the current year. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

The Corporation's earnings increased from $445,029 (EBITDA) for the year ended March 31, 2002 to $552,778 (EBITDA) for the year ended March 31, 2003 primarily due to increased new business commission and the reduction to website operating costs. These earnings as a percentage of revenue have increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003. The Corporation's earnings increased from $251,034 (EBITDA) for the year ended March 31, 2001 to $445,029 (EBITDA) for the year ended March 31, 2002 primarily due to a reduction in special US registration fees and expenses and increased new business commission. These earnings as a percentage of revenue have increased from 6% for the year ended March 31, 2001 to 10% for the year ended March 31, 2002. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Operations Summary Below.

 YEARS ENDED MARCH 31,                      2003           2002          2001(1)        2000(1)        1999(1)
OPERATIONS

Revenue                                  $ 5,175,072    $ 4,449,628    $ 3,894,115    $ 3,509,671    $ 2,589,797

Earnings before the following (EBITDA)       552,778        445,029        251,034        684,658        719,221

Interest and Financing Costs                (285,720)        (9,540)        (9,614)        (5,191)       (33,168)

Depreciation and amortization               (609,546)      (343,172)      (255,778)      (196,475)      (131,551)

Income Taxes (expense) recovery              (13,313)       (10,830)        79,369       (260,365)       (79,374)

Net (Loss) Earnings                      $  (355,801)   $    81,487    $    65,011    $   222,627    $   475,128

---------------------------------------
(1)      Reclassified to conform with the current year's presentation

INTEREST AND FINANCING COSTS

Interest and financing costs increased to $285,720 for the year ended March 31, 2003 from $9,540 for the year ended March 31, 2002, due mainly to the costs related to the debt financing arranged in the current year. The costs relate to minimum interest (approximately $67,000), annual commitment fee (approximately $103,000), and the amortization of deferred financing costs over the three-year term of the financing facility (approximately $102,000). There was no significant change in interest and financing costs which decreased to $9,540 for the year ended March 31, 2002 from $9,614 for the year ended March 31, 2001.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $343,172 for the year ended March 31, 2002 primarily due to the final amortization of website development costs ($210,200), the change in accounting policy related to Business Combination, goodwill and other intangible assets, and the purchase adjustments made during the course of the prior year. Depreciation and amortization increased to $343,172 for the year ended March 31, 2002 from $255,778 for the year ended March 31, 2001 primarily due to the amortization on the current year's acquisitions, the full year depreciation of the new website, and depreciation of the current year's capital asset additions.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities. Major items accounting for the reduction in working capital (approximately $353,000) relate to a reduction of long-term debt and costs incurred for the new debt financing arranged. The Corporation's balance sheet as at March 31, 2002 as compared to March 31, 2001 primarily reflects no significant change in working capital, represented by current assets less current liabilities.

         B.       LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $22,349. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $176,586. The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. The working capital ratios (current assets/current liabilities) were 4.68:1 as at March 31, 2003 and 6.36:1 as at March 31, 2002. The long-term portion of long-term debt was $17,624 as at March 31, 2003 and $118,548 as at March 31, 2002. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were .002 as at March 31, 2003 and .017 as at March 31, 2002. Shareholders' equity increased from $7,017,351 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the change in accounting policy for goodwill and other intangible assets. Shareholders' equity decreased from $7,181,560 as at March 31, 2001 to $7,017,351 as at March 31, 2002 primarily due to the repurchase of company shares under the issuer bid (approximately
$265,000).

At March 31, 2002, the Corporation had a $100,000 credit line with a Canadian chartered bank which has since been terminated at the Corporation's request. On July 31, 2002, Addison York closed a U.S.$5,000,000 revolving line of credit (the "Facility") pursuant to a loan agreement dated July 31, 2002, as amended by an agreement dated April 3, 2003, to be used to finance the acquisition of general insurance brokerages within the United States. The Facility will have an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum, or (b) U.S.$10,000 per month. A commitment fee of $100,000 is also required to be paid on the closing date and on the anniversary of the closing date each year. As collateral for the Facility, the Corporation has guaranteed the obligations of Addison York. Textron Financial Corporation, the lender, will have a first charge over all of the assets of the Corporation and Addison York. The Facility will mature on July 30, 2005. This Facility has not yet been utilized. The terms of the long term debt at March 31, 2003 can be found in the note 14 to the financial statements.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquid position at March 31, 2003, the Corporation has sufficient cash to meet its short term needs and potential brokerage acquisitions within the next 12 month period. Material Commitments - The Corporation has operating lease commitments for office premises for the years ending March 31, 2004 of $253,620 and $84,540 for the year ending March 31, 2005.

Hedging Activities - There are no hedging activities in place.

Currency Held - All currency held is in Canadian dollars except for approximately $5,000US Dollars

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company does not generally engage in research and development activities but has a growth strategy of acquiring strategically located General Insurance Brokerages and integrating them into its operation to take advantage of economies of scale of a larger operation. The Company evaluates the market for potential acquisitions in various jurisdictions but has focused its efforts in Alberta, Canada and California, USA. The Company has however researched and developed a complementary e-commerce business division to its General Insurance Brokerage business and launched Clickusin.com in September of 2000. During fiscal year ended March 31, 2001, the Company expended $55,000 in research and development of its e-commerce business division and $466,000 towards the development of its web site Clickusin.com. The Corporation did not incur any research and development costs in the fiscal years ended March 31, 2003 and March 31, 2002.

         D.       TREND INFORMATION

There are not any unusual or infrequent events or transactions or any significant economic changes which are expected to materially affect income from continuing operations. Management does not expect that inflation will materially adversely affect income from continuing operations as proportional increases can be expected from commission revenue generated from insurance policies.

         E.       OFF-BALANCE SHEET ARRANGEMENTS

None.

         F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                     Less than        1 - 3      3 - 5      More than
Contractual Obligations                                Total          1 Year          Years      Years       5 years
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                                22,349           4,725         10,857   6,767
Operating Lease Obligations                             338,160         253,620         84,540

Long-Term Debt Obligations
---------------------------------------------------------------------------------------------------------------------

Textron Financing(1)
 - Commitment Fee(2)                                US $200,000     US $100,000    US $100,000
 - Minimum Interest(3)                              US $360,000     US $120,000    US $240,000

                                                    -----------------------------------------------------------------
Total
                                                    =================================================================

(1) The Textron Financing is a U.S.$5,000,000 revolving line of credit to Addison York to be used to finance the acquisition of General Insurance Brokerages within the United States. To date, Addison York has not drawn on the credit facility. Long-term debt obligations under this facility will change depending on the amount drawn. See Item 5B - Liquidated and Capital Resources.

(2) A yearly commitment fee is required to be paid to Textron on the closing date and anniversary date of each year over the three-year period for a total of U.S. $300,000.

(3) Minimum Interest is the minimum amount of interest payable to Textron under the Facility regardless of the amount drawn by Addison York. Interest under the Facility is calculated at the Wall Street Journal Prime Rate plus 2.5% per month. The actual amount of interest payable in any month will be dependent on the amount drawn on the Facility.

         G.       SAFE HARBOUR

Not Applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive officer of the Company are as follows:

                                                                                                    DATE FIRST
NAME, MUNICIPALITY OF                                                                               ELECTED OR
RESIDENCE AND OFFICE OR                                                                             APPOINTED AS
POSITION CURRENTLY HELD         AGE   PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS                  A DIRECTOR
-----------------------------------------------------------------------------------------------------------------
Primo Podorieszach(1)           46    April 1996 to Present: President of the Corporation           April 1, 1996
Kamloops, BC                          (post-amalgamation); President of Anthony Clark
President, Chief Executive            International Insurance Brokers Ltd. (Pre-amalgamation)
Officer and Director
-----------------------------------------------------------------------------------------------------------------
Tony Consalvo                   42    April 1996 to Present: General Manager and Chief Operating    April 1, 1996
Calgary, AB                           Officer of the Corporation (post amalgamation)
Chief Operating Officer and
Director
-----------------------------------------------------------------------------------------------------------------
Douglas Farmer(1)(2)            44    Since February 1, 2000, Branch Manager, First National        September 24,
Calgary, AB                           Financial Corp.; From 1992 to January 31, 2000, Branch        1998
Director                              Manager, Prairie Region for Sun Life Trust
-----------------------------------------------------------------------------------------------------------------
Thomas Milley(1)(2)             42    Barrister & Solicitor; Partner, Demiantschuk, Milley, Burke   June 30, 1999
Calgary, AB                           & Hoffinger since 1993; Formerly Chairman of the Board of
Director                              International Datashare Corporation (1996-2000)
-----------------------------------------------------------------------------------------------------------------
Joseph P. Giuffre               45    Barrister & Solicitor; Partner, Gowling Lafleur Henderson     February 9,
Vancouver, BC                         LLP since April 1, 2000; formerly Partner, Montpellier        2000
Director and Secretary                McKeen Varabioff, Talbot & Giuffre from July 1, 1996 to
                                      April 1, 2000
-----------------------------------------------------------------------------------------------------------------
Shelley Samec                   39    1998 to Present: Chief Financial Officer of the Corporation   N/A
Calgary, AB                           (post amalgamation); April 1996 to 1998: Controller of the
Chief Financial Officer               Corporation (post amalgamation)
-----------------------------------------------------------------------------------------------------------------

(1) Messrs. Podorieszach, Farmer and Milley are the members of the Corporation's Audit Committee.

(2)      Messrs. Farmer and Milley are members of the Compensation Committee.

PRIMO PODORIESZACH - President, Chief Executive Officer and Director; Mr. Podorieszach is a Chartered Accountant and has been President of the Corporation since its inception, and has extensive accounting and insurance industry experience. He obtained a Chartered Accountant designation in 1982.

TONY CONSALVO - Chief Operating Officer, General Manager and Director; Mr. Consalvo has been involved as Vice-President and Chief Operating Officer of the Corporation since its inception, and has extensive insurance industry experience.

DOUGLAS OWEN FARMER - Director; Mr. Farmer is employed as a manager with First National Financial Corporation and has over 20 years' experience in the banking and trust industry.

JOSEPH P. GIUFFRE - Director and Secretary; Mr. Giuffre is a Partner of the law firm Gowling Lafleur Henderson LLP, carries on a diverse commercial and business law practice with emphasis in the area of securities law, acquisitions and mergers, corporate reorganizations and public and private securities offerings.

THOMAS MILLEY - Director; Mr. Milley is a Partner of the law firm Demiantschuk, Milley, Burke & Hoffinger. He has served on a number of boards of public and private companies focussed principally in the high tech sector. He was formerly chairman of the board of International Data Share Corporation, a TSX listed Company. He is also a director of ILI Technologies Corp.

SHELLEY SAMEC - Chief Financial Officer; Ms. Samec is a Chartered Accountant and has been the Controller of the Corporation since 1993 and in 1998 she became the Corporation's Chief Financial Officer. Ms. Samec has extensive accounting and insurance industry experience.

         B.       COMPENSATION

The aggregate amount of compensation paid by the Company and its subsidiaries during the fiscal year ended March 31, 2003 to officers and directors, as a group, for services in all capacities was $305,000 as compared to $238,750 at March 31, 2002. The Company does not set aside or accrue funds to provide pension, retirement or similar benefits for officers and directors of the Company.

The Corporation currently has three executive officers (the "Named Executive Officers"), being Primo Podorieszach, Tony Consalvo and Shelley Samec. The Board of Directors of the Corporation will decide the level of remuneration for all staff and executives based upon and subject to the Corporation's earnings, financial requirements and other conditions prevailing at the time. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the fiscal year ended March 31, 2003.

                           SUMMARY COMPENSATION TABLE

                                   Annual Compensation                 Long Term Compensation
                             ------------------------------     ------------------------------------
                                                                         Awards             Pay-outs
                                                                ------------------------    --------
                                                                SECURITIES    RESTRICTED
                                                     OTHER        UNDER       SHARES OR                    ALL
                                                     ANNUAL      OPTIONS/     RESTRICTED                  OTHER
         Name and                                   COMPEN-        SARs         SHARE         LTIP       COMPEN-
        Principal             SALARY      BONUS      SATION      GRANTED        UNITS       PAY-OUTS      SATION
         Position               ($)        ($)        ($)          (#)           ($)          ($)          ($)
           (a)                  (c)        (d)        (e)          (f)           (g)          (h)          (i)
----------------------------------------------------------------------------------------------------------------
Primo Podorieszach           $100,000         --       --          nil           N/A          N/A          nil
President & Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------
Tony Consalvo                $100,000      7,500       --          nil           N/A          N/A          nil
General Manager, Chief
Operating Officer
----------------------------------------------------------------------------------------------------------------
Shelley Samec                $ 85,000    $12,500       --          nil           N/A          N/A          nil
Chief Financial Officer
----------------------------------------------------------------------------------------------------------------

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIPs during the year ended March 31, 2003.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by a Corporation or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's Common Shares. No SARs were granted to or exercised by the Named Executive Officers or directors during the year ended March 31, 2003.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended March 31, 2003 to the Named Executive Officers, pursuant to the rules and policies of the Exchange or the TSX, as applicable, and, in accordance with the provisions of the Business Corporations Act (Alberta) and the Regulations thereunder:

                                                                                  Market Value of
                        Securities         % of Total                         Securities Underlying
                          Under          Options Granted  Exercise or Base      Options/SAR's on
                       Options/SAR's     to Employees in       Price              Date of Grant       Expiration
       Name             Granted (#)        Fiscal Year      ($/Security)          ($/Security)            Date
       (a)                 (b)                (c)               (d)                    (e)                (f)
-----------------------------------------------------------------------------------------------------------------
Primo Podorieszach         Nil                N/A               N/A                    N/A                N/A
President and Chief
Executive Officer
-----------------------------------------------------------------------------------------------------------------
Tony Consalvo              Nil                N/A               N/A                    N/A                N/A
Chief Operating
Officer
-----------------------------------------------------------------------------------------------------------------
Shelley Samec              Nil                N/A               N/A                    N/A                N/A
Chief Financial
Officer
-----------------------------------------------------------------------------------------------------------------

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended March 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                                Value of Unexercised
                                                                      Unexercised Options at    In-the-Money Options
                                                                         Fiscal Year-End         at Fiscal Year-End
                                 Securities            Aggregate               (#)(1)                 ($)(1)(2)
                                 Acquired on            Value
                                  Exercise             Realized             Exercisable/             Exercisable/
           Name                     (#)                  ($)              Unexercisable            Unexercisable
           (a)                      (b)                  (c)                   (d)                     (e)
--------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                  Nil                  Nil               340,000/Nil               Nil/Nil
--------------------------------------------------------------------------------------------------------------------
Tony Consalvo                       Nil                  Nil               205,000/Nil               Nil/Nil
--------------------------------------------------------------------------------------------------------------------
Shelley Samec                       Nil                  Nil                75,000/Nil               Nil/Nil
--------------------------------------------------------------------------------------------------------------------

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options

(2) Value of unexercised in-the-money options calculated using the closing share price of common shares of the Corporation on the TSX on March 31, 2003, being the last business day of the fiscal year, less the exercise price of the in-the-money options.

Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

Bonus Plans

The Corporation has no bonus, profit sharing or similar plans pursuant to which cash or non-cash compensation is proposed to be placed or distributed to its Named Executive Officers in the current or subsequent years.

Compensation of Directors

Remuneration is not presently paid to the directors of the Corporation for acting in their capacity as such; however, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. In the past, the Corporation had granted options to acquire Common Shares to directors. During the most recently completed financial year, no options were granted to directors of the Corporation. See "E- Share Ownership - Director and Employee Stock Option Grants".

         C.       BOARD PRACTICES

The current Board of Directors was elected at an annual general meeting of shareholders of the Corporation held on August 19, 2002. They shall serve until the next annual general meeting scheduled for August 18, 2003, or until their successors are appointed.

The Company has no director's service contracts with any director providing for benefits upon termination of employment.

Committees

The standing committees of the Board of Directors of the Corporation consist of an Audit Committee and the Compensation Committee. The Audit Committee of the Corporation's Board of Directors currently consists of Messrs. Milley, Podorieszach and Farmer. This committee is directed to review the scope, cost and results of the independent audit of the Corporation's books and records, the results of the annual audit with management and the adequacy of the Corporation's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Corporation's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Directors receive no remuneration for acting as members of the Audit Committee, nor are their appointments for any fixed term or subject to any specific terms of reference.

The Corporation's executive compensation program is administered by a Compensation Committee made up of two directors from the Board of Directors, Messrs. Farmer and Milley. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Corporation. The Board of Directors also evaluates the performance of the Corporation's senior executive officers and review the design and competitiveness of the Corporation's compensation plans. Directors receive no remuneration for acting as members of the Compensation Committee, nor are their appointments for any fixed term or subject to any specific terms of reference.

The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Corporation to assess the executive compensation program.

No director or executive officer of the Corporation has any family relationship with any other officer or director of the Corporation.

         D.       EMPLOYEES

As of March 31, 2003, the Corporation had 60 employees, all located in Alberta, Canada. There is no relationship between management and any labour unions and the management structure is typical of other General Insurance Brokerages.

         E.       SHARE OWNERSHIP

The following table sets forth, as of July 31, 2003, the number of the Corporation's Common Shares beneficially owned by (a) directors and Named Executive Officers of the Corporation, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The information appearing below concerning persons other than members of senior management and directors of the Corporation is to the Corporation's best knowledge based on information obtained from the Corporation's transfer agent.

---------------------------------------------------------------------------------------------------
                                                                                      PERCENTAGE OF
TITLE OF CLASS    NAME AND MUNICIPALITY              POSITION              AMOUNT        CLASS(1)
---------------------------------------------------------------------------------------------------
Common          Primo Podorieszach,          Chief Executive Officer &    808,630(2)       10.1%
                Kamloops, British Columbia           Director
------------------------------------------------------------------------------------------------
Common          Tony Consalvo,               Chief Operating Officer &    544,179(3)        6.9%
                Calgary, Alberta                     Director
-----------------------------------------------------------------------------------------------
Common          Shelley Samec,                Chief Financial Officer      76,000(4)        1.0%
                Calgary, Alberta
-----------------------------------------------------------------------------------------------
Common          Thomas Milley,                       Director              76,700(5)        1.0%
                Calgary, Alberta
-----------------------------------------------------------------------------------------------
Common          Douglas Farmer,                      Director             122,500(6)        1.6%
                Calgary, Alberta
-----------------------------------------------------------------------------------------------
Common          Joseph P. Giuffre,             Secretary & Director       114,400(7)        1.5%
                Vancouver, British Columbia
-----------------------------------------------------------------------------------------------
Common          Directors and Officers as a                             1,742,409(8)       20.4%
                group (6 persons)
-----------------------------------------------------------------------------------------------

(1) As of July 31, 2003 there were 7,692,055 common shares of the Corporation issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 7,692,055 plus any shares subject to stock options exercisable by such individual (or group) within 60 days of July 31, 2003.

(2) Includes 340,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(3) Includes 205,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(4) Includes 75,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(5) Includes 75,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(6) Includes 75,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(7) Includes 89,400 shares subject to stock options exercisable within 60 days of July 31, 2003.

(8) Includes 859,400 shares subject to stock options exercisable within 60 days of July 31, 2003.

DIRECTOR AND EMPLOYEE STOCK OPTION GRANTS

Stock options to purchase Shares from the Corporation are granted to directors and employees of the Corporation on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada. The Corporation has adopted a formal written stock option plan (the "Plan") which authorizes 1,418,811 shares available for the grant of stock options under the Plan.

Under the Plan, the Board of Directors of the Corporation may from time to time grant to the directors, officers, employees or Consultants of the Corporation (the "Eligible Persons") and its associated, affiliated, controlled and subsidiary companies, as the Board of Directors shall designate, the option to purchase from the Corporation such number of its common shares as the Board of Directors may designate. Options may be granted on authorized but unissued common shares up to but not exceeding the number reserved for issuance under the Plan. The total number of common shares to be optioned to the insiders under the Plan may exceed 10% of the outstanding issue (determined on the basis of the number of common shares that are outstanding immediately prior to the share issuance in question, excluding common shares issued pursuant to share compensation arrangements over the preceding one year period). In addition, within a one year period, directors and senior officers may receive common shares issued pursuant to share compensation arrangements that exceed 10% of the Outstanding Issue and the issuance to any one Insider or such Insider's associates may exceed 5% of the Outstanding Issue. The purchase price per common share for any option granted under the Plan shall not be less than the closing price of the Corporation's shares on the TSX on the trading day immediately preceding the date of grant. Pursuant to the proposed Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

(a)      all options granted shall be non-assignable;

(b) an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c) no financial assistance will be provided with respect to the exercise of stock options.

DIRECTOR AND EMPLOYEE STOCK OPTION GRANTS

The names and titles of the directors and Named Executive Officers of the Corporation to whom outstanding stock options have been granted and the number of Shares subject to such stock options are set forth below as at July 31, 2003. The exercise price of the stock options is stated in Canadian dollars.

----------------------------------------------------------------------------------------------------
                                                                                TOTAL OUTSTANDING
                                                                                    OPTIONS AT
                                     TOTAL                                        31-JULY-2003 TO
                                    OPTIONS                                   DIRECTORS AND OFFICERS
NAME AND TITLES OF OPTIONEES        GRANTED  EXERCISE PRICE  EXPIRATION DATE    OF THE CORPORATION
----------------------------------------------------------------------------------------------------
Primo Podorieszach, President,      315,000      $  1.60     April 12, 2004           315,000
Chief Executive Officer & Director   25,000      $  1.00     Oct. 26, 2006             25,000
---------------------------------------------------------------------------------------------
Tony Consalvo, Chief Operating      105,000      $  1.60     April 12,2004            105,000
Officer & Director                  100,000      $  1.00     Oct. 26, 2006            100,000
---------------------------------------------------------------------------------------------
Shelley Samec, Chief Financial       20,000      $  1.60     April 12, 2004            20,000
Officer                              55,000      $  1.00     Oct. 26, 2006             55,000
---------------------------------------------------------------------------------------------
Thomas Milley, Director              50,000      $  1.60     April 12, 2004            50,000
                                     25,000      $  1.00     Oct. 26, 2006             25,000
---------------------------------------------------------------------------------------------
Douglas Farmer, Director             20,000      $  1.60     April 12, 2004            20,000
                                     55,000      $  1.00     Oct. 26, 2006             55,000
---------------------------------------------------------------------------------------------
Joseph P. Giuffre, Secretary &       10,000      $  1.60     April 12, 2004            10,000
Director                             14,400      $  4.80     Feb. 28, 2005             14,400
                                     65,000      $  1.00     Oct. 26, 2006             65,000
---------------------------------------------------------------------------------------------
TOTAL                               859,400                                           859,400
---------------------------------------------------------------------------------------------

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

The Corporation is a publicly owned corporation, the majority of the shares of which are owned by persons resident outside of the United States. To the best of the Corporation's knowledge, the Corporation is not directly owned or controlled by another corporation or by any foreign government.

To the best of the Company's knowledge, there are no beneficial owners of record of over 5% of the Corporation's outstanding Common Shares other than as described below. To the best of the Corporation's knowledge, there are no voting arrangements in existence between the shareholders of the Corporation.

As at July 31, 2003, to the best of the Company's knowledge, the registered shareholders of more than 5% of the issued shares of the Company were:

----------------------------------------------------------------------------------------------
                    NUMBER OF SHARES AS OF  NUMBER OF SHARES AS AT   PERCENTAGE OF ISSUED(3)
 SHAREHOLDER NAME        JULY 31, 2003          JULY 31, 2002       SHARES AS OF JULY 31, 2003
----------------------------------------------------------------------------------------------
Primo Podorieszach        808,630(1)               808,630                    10.1%
----------------------------------------------------------------------------------
Peter Podorieszach        471,130                  463,930                     6.1%
----------------------------------------------------------------------------------
John Podorieszach         438,830                  457,830                     5.7%
----------------------------------------------------------------------------------
Tony Consalvo             544,179(2)               544,179                     6.9%
----------------------------------------------------------------------------------

(1) Includes 340,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(2) Includes 205,000 shares subject to stock options exercisable within 60 days of July 31, 2003.

(3) As of July 31, 2003 there were 7,692,055 common shares of the Corporation issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 7,692,055 plus any shares subject to stock options exercisable by such individual (or group) within 60 days of July 31, 2003.

To the best of the Company's knowledge, there have been no significant changes in the percentage ownership held by the Company's major shareholders during the past three years other than as set out above. All of the Company's common shares have the same voting rights. The Company's major shareholders do not have different voting rights. There are no known arrangements that would result in a change in control of the Company.

         B.       RELATED PARTY TRANSACTIONS

Other than as disclosed in Item 6 or Item 7.C, the following is a list which includes all material transactions during the last fiscal year and all presently proposed transactions to which the Company or any subsidiary was or is a party.

1. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation at an interest rate equal to the variable, nominal rate per annum for Canadian dollar loans in Canada as declared by the Royal Bank of Canada, under the terms of a demand promissory note dated June 28, 2001 which provides that repayment is required upon demand by the Corporation. The loan was secured by a general security agreement that provides the Company with a security interest in all present and after-acquired property of Mr. Consalvo to secure the repayment of the $200,000 loan. As of July 31, 2003, the outstanding indebtedness has been reduced to $40,000 (As of March 31, 2002 - $100,327).

2. During the fiscal year ended March 31, 2003, the Corporation was billed $41,938 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered.

3. During the fiscal year ended March 31, 2003, the Corporation was billed $120,446 for legal fees, disbursements and taxes by a law firm in which Joseph Giuffre, a director of the Corporation, is a partner, for legal services rendered.

4. During the fiscal year ended March 31, 2003, the Corporation received $94,610 from a corporation of which the President has a significant equity interest, in relation to shared premises and general and administration office expenses.

ITEM 8.  FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Included in this Annual Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

         -        Balance Sheet as of March 31, 2003 and 2002

         - Statement of Operations and Deficit for the fiscal years ended March 31, 2003, 2002 and 2001;

         - Statement of Cash Flows for the fiscal years ended March 31, 2003, 2002 and 2001; and

         -        Notes to Consolidated Financial Statements.

Legal Proceedings

The Company is aware of no pending or threatened legal proceedings to which the Company is a party, or of which any of its assets or property is the subject other than ordinary routine litigation to the business to which the Company or any of its subsidiaries is a party or which any of their property is subject which may have a material adverse effect on the Company's financial position or profitability.

Dividend Policy

No dividends have been declared or paid on the Common Shares since incorporation and it is not anticipated that any dividends will be declared or paid on the Common Shares in the immediate or foreseeable future. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time.

         B.       SIGNIFICANT CHANGES

On July 31, 2002, Addison York, a wholly-owned subsidiary of the Corporation pursuant to an agreement dated July 31, 2002, as amended by an agreement dated April 3, 2003, closed a US$5,000,000 debt financing arrangement with Textron whereby Textron will provide a US$5,000,000 reducing revolving line of credit (the "Facility") to Addison York.

The Facility will have an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum or (b) US$10,000 per month. A commitment fee of US$100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of US$300,000.

On a monthly basis, Addison York will repay the greater of (i) an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and (ii) the eligible acquisition amortization amount. Eligible Acquisition Amortization means an amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60-month period.

The Corporation has guaranteed the obligations of Addison York and Textron will have a first-priority security interest in the assets of Addison York and the Corporation. The Facility will mature July 30, 2005. The Facility must be used to finance the acquisition of general insurance brokerages within the United States.

On April 23, 2003, the Company announced that its U.S. subsidiary reached an agreement to purchase the assets of a California based brokerage. Closing of this transaction is subject to various conditions including the negotiations and completion of formal documentation which has not been completed as of July 31, 2003. If the acquisition is completed, it is expected to generate approximately $1,800,000 in additional revenues annually for the Corporation on a consolidated basis.

ITEM 9.  THE OFFER AND LISTING

         A.       PRICE TRADING HISTORY OF THE COMMON SHARES OF THE CORPORATION

Below is a table of the high and low prices and the dates of trading or quotations on various Stock Exchanges or Markets in which the Corporation's shares are traded or quoted.

----------------------------------------------------------
                           EXCHANGE        HIGH      LOW
----------------------------------------------------------
(a)      YEAR ENDED
----------------------------------------------------------
March 31, 2000          Vancouver Stock  $  12.50  $  3.50
                        Exchange/TSX
----------------------------------------------------------
March 31, 2001          TSX              $  15.00  $  5.60
----------------------------------------------------------
March 31, 2002          TSX              $   6.45  $  0.58
                        OTCBB            US$ 4.50  US$0.38
----------------------------------------------------------
March 31, 2003          TSX              $   1.69  $  0.75
                        OTCBB            US$ 1.20  US$0.25
----------------------------------------------------------
(b)      QUARTER ENDED
----------------------------------------------------------
June 30, 2001           TSX              $   6.45  $  1.16
                        OTCBB            US$ 4.50  US$0.85
----------------------------------------------------------
September 30, 2001      TSX              $   2.99  $  0.80
                        OTCBB            US$ 1.85  US$0.51
----------------------------------------------------------
December 31, 2001       TSX              $   1.40  $  0.58
                        OTCBB            US$ 0.80  $  0.38
----------------------------------------------------------
March 31, 2002          TSX              $   1.60  $  0.87
                        OTCBB            US$ 0.96  US$0.53
----------------------------------------------------------
June 30, 2002           TSX              $   1.69  $  1.21
                        OTCBB            US$ 1.20  US$0.85
----------------------------------------------------------
September 30, 2002      TSX              $   1.36  $  1.00
                        OTCBB            US$ 0.85  US$0.64
----------------------------------------------------------
December 31, 2002       TSX              $   1.05  $  0.85
                        OTCBB            US$ 0.70  US$0.25
----------------------------------------------------------
March 31, 2003          TSX              $   1.03  $  0.75
                        OTCBB            US$0.685  US$0.65
----------------------------------------------------------
June 30, 2003           TSX              $   1.02  $  0.80
                        OTCBB            US$ 0.70  US$0.65
----------------------------------------------------------
(c)      MONTH ENDED
----------------------------------------------------------
February 28, 2003       TSX              $   1.00  $  0.80
                        OTCBB            US$0.685  US$0.65
----------------------------------------------------------
March 31, 2003          TSX              $   0.98  $  0.75
                        OTCBB            US$ 0.65  US$0.65
----------------------------------------------------------
April 30, 2003          TSX              $   0.95  $  0.80
                        OTCBB            US$ 0.65  US$0.65
----------------------------------------------------------
May 30, 2003            TSX              $   1.02  $  0.84
                        OTCBB            US$ 0.70  US$0.65
----------------------------------------------------------
June 30, 2003           TSX              $   0.89  $  0.80
                        OTCBB            US$ 0.70  US$0.70
----------------------------------------------------------
July 31, 2003           TSX              $   0.84  $  0.70
                        OTCBB            US$ 0.60  US$0.51
----------------------------------------------------------

         B.       PLAN OF DISTRIBUTION

Not applicable.

         C.       MARKETS

The Corporation's Common Shares are listed on the TSX under the trading symbol "ACL" and on the OTCBB under the trading symbol "ACKBF".

         D.       SELLING SHAREHOLDERS

Not applicable.

         E.       DILUTION

Not applicable.

         F.       EXPENSES OF THE ISSUER

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

Not applicable.

         B.       ARTICLES AND BYLAWS

Objects and Purposes of the Company

The Articles and Bylaws of the Company places no restrictions upon the Company's objects and purposes and the Corporate Access Number of the Corporation is 208204016 with the Registrar of Corporations (Alberta).

Directors' Powers

There are no provisions in the Company's Articles with respect to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested.

Section 5.06 of the Bylaws provides that the quorum necessary for the transaction of the business of the directors at any meeting of the board of directors shall consist of a majority of the directors holding office or such greater number of directors as the board of directors may from time to time determine.

Section 4.08 of the Bylaws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Bylaws upon the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 2.01 of the Bylaws gives directors a broad discretion to borrow money upon the credit of the Company, issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; to the extent permitted by the Corporations Act (Alberta), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immoveable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

There is no provision in the Articles or Bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 4.04 of the Bylaws provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but no person shall be qualified for election as a director if he is less than 18 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

Share Rights

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of shareholders of stock, where such rights are attached to an issued class or series of shares, section 167(1) of the Business Corporations Act requires the consent by a separate resolution of the shareholders of the class or series of shares, as the case may be, requiring a majority of 2/3 of the votes cast by all the shareholders entitled to vote on that resolution.

Meetings

The Business Corporations Act provides that the directors of the Company must call an annual general meeting of shareholders not later than 15 months after the last preceding annual meeting. The Company must give to its shareholders, directors and auditor entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice before the meeting of the Company, but shareholders and any other person entitled to attend a meeting of shareholders may waive notice for a particular meeting. The Business Corporations Act requires management of a corporation, concurrently with giving notice of a meeting of shareholders, to send a form of proxy in a prescribed form to each shareholder who is entitled to receive notice of the meeting. However a proxy is not required to be sent where the corporation has not more than 15 shareholders entitled to vote at a meeting of shareholders with 2 or more joint shareholders being counted as 1 shareholder, or if all of the shareholders entitled to vote at a meeting waive this requirement.

The directors are required to place before the shareholders at every annual meeting comparative financial statements, the report of the auditor and any further information respecting the financial position of the corporation and the results of its operations required by the articles, the bylaws or any unanimous shareholder agreement. This provision of the Business Corporations Act does not apply to a corporation that is subject to and complies with the provisions of the Securities Act (Alberta) relating to the financial statements to be placed before the shareholders at every annual meeting.

The Business Corporations Act provides that holders of not less than 5% of the issued voting shares of the Company may requisition the directors to call a meeting of shareholders for the stated purpose in the requisition.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company's articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

         C.       MATERIAL CONTRACTS

The following are the material contracts of the Company, other than those mentioned elsewhere in this Annual Report, to which the Company or any member of the group is a party, for the two years immediately preceding the date of this Annual Report.

The Company adopted a shareholder rights plan dated June 27, 2001 (the "Rights Plan") which was ratified by the Company's shareholders at its annual general meeting on August 20, 2001.

Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on Tuesday, July 3, 2001. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, with a requirement for shareholder approval in the fourth and seventh years, unless the rights are earlier redeemed or exchanged.

The Rights Plan is intended to provide the Board of Directors and the shareholders of the Company a reasonable amount of time to assess and evaluate a take-over bid, if one is made, and to enable the Board to explore and develop alternatives in order to maximize shareholder value. The Rights Plan will also discourage unfair, abusive or coercive take-over strategies. Current Canadian securities legislation permits a hostile take-over bid to be made in as little as 35 days, giving little time for competing bids to be made. The Company is not presently aware of any pending or threatened take-over bid for the Company.

The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

The Rights Plan is not triggered by a bid made to all shareholders for all shares that is open for acceptance for at least 75 days. If at least 50% of the outstanding shares have been tendered at the end of 75 days, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

On July 31, 2002, Addison York, a wholly-owned U.S. subsidiary of the Corporation, closed a U.S. $5,000,000 debt financing arrangement with Textron Financial Corporation ("Textron") pursuant to an agreement dated July 31, 2002, as amended by an agreement dated April 3, 2003, whereby Textron will provide a U.S. $5,000,000 reducing revolving line of credit ("the Facility") to Addison York Insurance Brokers Ltd. (the "Borrower"), a wholly-owned US subsidiary of the Corporation. Addison York has not yet drawn on this facility.

The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or U.S. $10,000 per month. A commitment fee of U.S. $100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of U.S. $300,000. Advances under the facility are subject to certain acquisition criteria.

On a monthly basis, Addison York will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

The Corporation has guaranteed the obligations of Addison York and Textron will have a first priority security interest in the assets of Addison York and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

In connection with this financing, as at March 31, 2003, the Corporation had incurred .$442,578 of costs, which are being amortized on a straight line basis over the three year loan maturity period, amortization for the period was $102,385.

         D.       EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See "Item 10E - Taxation".

Except as provided in the Investment Canada Act (the "Act"), as amended by the Canada-United States Free Trade Implementation Act (Canada) and the Canada-United States Free Trade Agreement, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Corporation under the laws of Canada or the Province of Alberta or in the charter documents of the Corporation.

Management of the Corporation considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Corporation by a person who is not a Canadian resident (a "non-Canadian"). However, provisions of the Act are complex and any non-Canadian contemplating an investment to acquire control of the Corporation should consult professional advisors as to whether and how the Act might apply.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.

Factors to be considered include: (i) the effect of the investment on the level and nature of economic activity in Canada, including employment, on resource processing, on utilization of parts, components and services produced in Canada and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business or new Canadian business and in any industry or industries in Canada of which the Canadian business or new Canadian business forms or would form a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(a)      an investment to establish a new Canadian business; and

(b) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(a) direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

(b) direct acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor;

(c) indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(d) indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(e) indirect acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; and

(f) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or lawful voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The WTO review threshold ($223,000,000) is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

         E.       TAXATION

The following is a summary of the principal Canadian federal income tax considerations which would generally apply to holders of the Corporation's Shares. This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences. This discussion is for general information only and is not intended to be nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Corporation and no opinion with respect to Canadian federal income tax consequences to any such holder or prospective holder is made. Holders who treat transactions in publicly traded shares on account of inventory or as adventures in the nature of trade are advised to seek independent professional advice prior to making an investment in the shares of this Corporation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant's Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant's understanding of the current administrative practices published by, and Press announcements released by the Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation's Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Corporation to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend. In subsection 215(1), the Act imposes an obligation on a corporation to withhold the applicable tax from the dividends paid to a non-resident and remit that amount forthwith to the Receiver General.

Subsections 2(3), 115(1) and 248(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange (i.e. certain listed Canadian, U.S.A. and other international stock exchanges as defined in Reg 3200 and 3201 but does not include "over-the-counter" trading ) only if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. This also includes the disposition of any interest in or option on such shares. The shares of the Corporation are traded on the Exchange, which is a prescribed stock exchange for the purpose of these rules.

Subsections 2(3), 115(1) and 248(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada which also includes the disposition of any interest in or option in such property. Taxable Canadian Property that is "treaty protected" property is exempted from taxation in Canada by subsection 115(1). However, it is necessary for a non-resident to report the disposition of such property on a Canadian income tax return and claim an exemption under a tax treaty. A capital gain is the excess of the proceeds of disposition of a property over its adjusted cost base (cost amount plus or minus adjustments under s.53 for certain distribution, contributions of capital, etc.) to the holder, with the taxable portion being one-half thereof. Subsection 116(5) and paragraph 116(6)(b) exempt a purchaser from being required to withhold tax from proceeds of disposition paid to a non-resident of Canada for purchases of shares traded on a prescribed stock exchange.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Corporation shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a non-resident of Canada who is a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention. Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the non-resident of Canada who is a United States shareholder has or had in Canada with the 12 month period preceding the date of disposition. Based on Canadian domestic law and provisions of the Convention as set out above, a non-resident of Canada who is a US person would be subject to income tax on a capital gain in Canada on a disposition of shares of the Corporation only where the 25% ownership threshold is met (under domestic Canadian law as described above) and the value of those shares derives principally from real property situated in Canada (as stipulated under the Convention as described above). Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale. This rule also applies to property substituted in a tax-deferred transaction for the property owned on departure.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY U.S. HOLDER OR PROSPECTIVE U.S. HOLDER OF COMMON SHARES OF THE COMPANY, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH U.S. HOLDER OR PROSPECTIVE U.S. HOLDER IS MADE. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30)
of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

PERSONS NOT COVERED

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company,
(vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company constitutes a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code. However, if the Company qualifies as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). THE DIVIDEND RULES ARE VERY COMPLICATED AND U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE DIVIDEND RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION. To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Preferential tax rates may apply to qualifying dividends received from the Company by U.S. Holders that are individuals, estates, or trusts and that are included in income in tax years beginning after December 31, 2002 and before January 1, 2009. In addition to certain other limitations, a dividend received from the Company generally will not be eligible for the preferential tax rate if the qualifying U.S. Holder does not hold the common shares of the Company for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date. A dividend received from the Company will also not be eligible for the preferential tax rate if the Company was, in the current or preceding tax year, a foreign investment company, a passive foreign investment company, or a foreign personal holding company. See more detailed discussion at "Other Considerations for U.S. Holders" below.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES APPLICABLE TO THE COMPANY'S COMMON SHARES.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. THE AVAILABILITY OF THE FOREIGN TAX CREDIT AND THE APPLICATION OF THE LIMITATIONS WITH RESPECT TO THE FOREIGN TAX CREDIT ARE FACT SPECIFIC, AND EACH U.S. HOLDER OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE FOREIGN TAX CREDIT RULES.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. These preferential tax rates apply to common shares of the Company that have been held for more than one year. For qualifying dispositions prior to May 6, 2003, common shares of the Company held for more than five years may be subject to a lower long-term capital gains tax rate. Qualifying dispositions of the common shares of the Company properly taken into account after May 5, 2003 and in a tax year beginning before January 1, 2009 are also subject to a lower long-term capital gains tax rate and the five year holding period requirement is no longer applicable. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted or expires.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. THE CFC RULES ARE VERY COMPLICATED, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE CFC RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it did not qualify as a PFIC for its fiscal year ended March 31, 2003 However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

THE PFIC RULES ARE VERY COMPLICATED, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN FINANCIAL ADVISOR, LEGAL COUNSEL OR ACCOUNTANT REGARDING THE PFIC RULES AND HOW THESE RULES MAY IMPACT THEIR U.S. FEDERAL INCOME TAX SITUATION.

         F.       DIVIDENDS AND PAYING AGENTS.

Not Applicable.

         G.       STATEMENT BY EXPERTS.

Not Applicable

         H.       DOCUMENTS ON DISPLAY.

The documents described herein may be inspected at the principal executive offices of the Company, Suite 355, 10333 Southport Road, Calgary, Alberta, T2W 3X6, during normal business hours.

         I.       SUBSIDIARY INFORMATION.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation generally invests surplus funds in renewable 30-day government guaranteed investment certificates from the Corporation's bank which is a Canadian chartered bank. The investments entered into generally yield a fixed interest rate of return at maturity based upon the prevailing market interest rates offered on government guaranteed investment certificates at the Corporation's bank from time to time. The Corporation does not invest in any instruments for trading purposes. Since April 2003, the Company has deposited surplus funds with a Canadian chartered bank earning daily interest.

The Corporation's U.S. subsidiary, Addison York Insurance Brokers Ltd., conducts its business operations in U.S currency and may borrow funds for future acquisitions in U.S. currency. Accordingly, the Corporation is exposed to exchange rate fluctuations resulting from the conversion from U.S. currency to Canadian currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of a date within 90 days prior to the date of this report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable for the period covered by this annual report.

ITEM 16B.  CODE OF ETHICS.

Not applicable for the period covered by this annual report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fiscal Year ended March 31, 2003 and 2002                    Fiscal Year     Fiscal Year
Principal Accountant Fees and Services                           2003           2002
------------------------------------------------------------------------------------------
Audit Fees                                                  $      42,265   $     44,940
                                                           -------------------------------
Audit Related Fees                                          $      33,331   $     16,050
                                                           -------------------------------
Tax Fees                                                    $      15,943
                                                           -------------------------------
All Other Fees                                              $       9,576   $      9,780
                                                           -------------------------------

Total                                                       $     101,115   $     70,770
                                                           ===============================

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The Consolidated Financial Statements for the years ended March 31, 2003, 2002 and 2001 were reported on by KPMG LLP. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in note 16 to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A)      Financial Statements

Auditor's Report to the Directors dated May 16, 2003 (except for note 16 which is as at June 20, 2003)

Consolidated Balance Sheet as at March 31, 2003 (audited) and March 31, 2002 (audited)

Consolidated Statement of Operations and Deficit for the years ended March 31, 2003, 2002 and 2001 (audited)

Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001 (audited)

Notes to Consolidated Financial Statements for the years ended March 31, 2003, 2002 and 2001

(B)      Index to Exhibits

EXHIBIT
NUMBER          DESCRIPTION
------          ------------------------------------------------------------------------------------------------------
1.1(1)          Notarially certified copies of the Certificate and Articles of Amalgamation dated February 28, 1999

1.2(1)          Notarially certified copies of the Bylaws dated February 28, 1999

1.3(1)          Copy of the Shareholder Rights Plan dated June 27, 2001

4.1(1)          Copy of Purchase and Sale Agreement of the Shares of Heritage Hill Insurance Ltd. between the Corporation and
                Timothy Ogryzlo, Kevin Hamilton, Vintage Insurance Ltd. and Kevin Hamilton Holdings Ltd.

4.2(1)          Copy of Sublease Agreement regarding property located at Southport Atrium, 10333 Southport Road, S.W. Calgary,
                Alberta between Valmet Automation (Canada) Ltd. and the Corporation

4.3(1)          Copy of Commercial Lease dated September 2, 1998 between Burnswest Corporation and Heritage Hill Insurance Ltd.

4.4(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and Primo Podorieszach

4.5(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and Tony Consalvo

4.6(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and Douglas Farmer

4.7(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and David Gallagher

4.8(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and Thomas Milley

4.9(1)          Copy of Amended Stock Option Agreement dated April 12, 1999 between the Corporation and Shelley Samec

EXHIBIT
NUMBER          DESCRIPTION
------          ------------------------------------------------------------------------------------------------------

4.10(1)         Copy of Amended  Stock Option  Agreement  dated  April 12,  1999 between the  Corporation  and Joseph
                Giuffre

4.11(2)         Copy of Employee Stock Option Plan dated February, 2000

4.12(2)         Copy of Agency Agreement dated May 15, 2000 between the Corporation and Roche Securities Ltd.

4.13(2)         Copy of Special  Warrant  Indenture  dated May 15, 2000 between the Corporation and CIBC Mellon Trust
                Company

4.14(2)         Copy of Warrant Indenture dated May 15, 2000 between the Corporation and CIBC Mellon Trust Company

4.15(2)         Copy of Listing Agreement dated February 22, 2000 between the Corporation and the TSX

4.16(3)         Copy of Proposal to Provide  Financial Public  Relations  Services to the Corporation by Barry Kaplan
                Associates dated March 17, 2000

4.17(3)         Copy of Content License Agreement between the Corporation and Screaming Media dated June 20, 2000

4.18(3)         Copy of Service  Agreement and Fee Proposal for  Co-Transfer  Agent Services dated  September 1, 2000 between the Corporation and ChaseMellon Shareholder Services

4.19(3)         Copy of Letter of Agreement  dated  October 12, 2000 re  Maintenance & Support  Services  between the
                Corporation and Axiom Internet Services

4.20(3)         Copy of Purchase and Sale Agreement dated January 19, 2001 between the Corporation and James Olsen

4.21(3)         Copy of Employment Agreement dated January 1, 2001 between the Corporation and Kevin Hamilton

4.22(3)         Copy of Employment Agreement dated January 1, 2001 between the Corporation and Tim Ogryzlo

4.23(3)         Copy of Prospectus dated February 20, 2001

4.24(3)         Copy of Commercial Lease dated March 21, 2001 between Burnswest Corporation and Heritage Hill

4.25(3)         Copy of Amending Agreement among the Corporation,  Timothy Ogryzlo,  Kevin Hamilton and Heritage Hill
                Insurance Ltd. dated April 4, 2001

4.26(3)         Copy of Shareholder  Rights Plan Agreement dated as of July 3,  2001 between the Corporation and CIBC
                Mellon Trust Company as Rights Agent

4.27(3)         Extension of Sublease dated July 20, 2001 between Valmet Automation (Canada) Ltd. and the Corporation

4.28(3)         Promissory Note dated June 28, 2001 from Tony Consalvo issued to the Corporation

4.29(3)         Share Pledge Agreement dated June 28, 2001 between Tony Consalvo and the Corporation

4.30(3)         General Security Agreement dated June 28, 2001 between Tony Consalvo and the Corporation

EXHIBIT
NUMBER          DESCRIPTION
------          ------------------------------------------------------------------------------------------------------
4.31(4)         Form of Director Stock Option Agreements

4.32(4)         Form of Employee Stock Option Agreement

4.33(4)         Purchase Agreement dated August 21, 2001 among the Corporation, Robert Ryan and 779451 Alberta Ltd.

4.34(4)         Extension of lease dated March 26, 2002 between Burnswest Corporation and Heritage Hill

4.35(4)         Trust Agreement dated July 29, 2002 among Demiantschuk Milley Burke & Hoffinger,  the Corporation and
                Robert Ryan

4.36(4)         Loan and  Security  Agreement  between  Addison  York  Insurance  Brokers LLC and  Textron  Financial
                Corporation dated July 31, 2002

4.37(4)         Guarantee of the Corporation to Textron Financial Corporation dated July 31, 2002

4.38(4)         General Security Agreement of the Corporation to Textron Financial Corporation dated July 31, 2002

4.39(4)         Share Pledge Agreement between the Corporation and Textron Financial Corporation dated July 31, 2002

4.40(4)         Indemnification Agreement among the Corporation, Primo Podorieszach,  Tony Consalvo and Shelley Samec
                dated  August 19, 2002 and form of  Individual  Guaranty  made by Shelley  Samec in favour of Textron
                Financial Corporation

4.41(4)         Form of  Individual  Guaranty  made by each of Primo  Podorieszach  and Tony  Consalvo  in  favour of
                Textron Financial Corporation

4.42            Employment Agreement between the Corporation and Primo Podorieszach dated April 1, 2003

4.43            Employment Agreement between the Corporation and Tony Consalvo dated April 1, 2003

4.44            Employment Agreement between the Corporation and Shelly Samec dated September 1, 2002

4.45            First  Amendment to Loan and Security  Agreement  between the  Corporation,  Addison York and Textron
                Financial Corporation dated April 03, 2003

8.1(4)          List of Subsidiaries

12.1            Certifications Required by Rule 13a-14(a) or Rule 15(d)-14(a)

13.1            Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)

(1) Previously filed as Exhibits to the Corporation's Form 20-F filed on November 2, 1999.

(2) Previously filed as Exhibits to the Corporation's Form 20-F filed on February 8, 2000.

(3) Previously filed as Exhibits to the Corporation's Form 20-F filed on September 27, 2001.

(4) Previously filed as Exhibits to the Corporation's Form 20-F filed on August 27, 2002.

kpmg

                    Consolidated Financial Statements of

                    ANTHONY CLARK INTERNATIONAL
                    INSURANCE BROKERS LTD.

                    Years ended March 31, 2003, 2002 and 2001

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended March 31, 2003 and 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended March 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended March 31, 2003 and assets and shareholders' equity as at March 31, 2003 and 2002 to the extent summarized in note 16 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
May 16, 2003 (except for note 16 which is as at June 20, 2003)

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Corporation's financial statements, such as the changes described in note 2 to the financial statements. Our report dated May 16, 2003 (except for note 16 which is as at June 20, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
June 20, 2003

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Balance Sheets

March 31, 2003 and 2002

=========================================================================================
                                                            2003                 2002
-----------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                         $   3,719,408        $   3,777,087
     Accounts receivable                                   1,038,721              920,635
     Prepaid expenses                                        170,415              132,952
     Future tax asset (note 11)                                4,377              124,638
     Loan to Director (note 4)                                40,000              104,228
     ------------------------------------------------------------------------------------
                                                           4,972,921            5,059,540

Computer systems and office equipment (note 5)               212,265              522,085

Customer accounts (note 6)                                 1,562,067            3,085,009

Goodwill (note 2)                                          1,574,832                    -

Deferred financing costs (note 14)                           340,193                    -

-----------------------------------------------------------------------------------------
                                                       $   8,662,278        $   8,666,634
=========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities          $   1,057,333        $     738,036
     Current portion of long-term debt (note 7)                4,725               58,038
     ------------------------------------------------------------------------------------
                                                           1,062,058              796,074

Long-term debt (note 7)                                       17,624              118,548

Future tax liability (note 11)                               346,162              734,661

Shareholders' equity (note 8)                              7,236,434            7,017,351

Contingencies (note 12)
Commitments (note 13)
Subsequent events (notes 8(b), 14 and 15)

-----------------------------------------------------------------------------------------
                                                       $   8,662,278        $   8,666,634
=========================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

   Signed "Tony Consalvo"                   Director

   Signed "Thomas Milley"                   Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Operations and Deficit

Years ended March 31

============================================================================================================
                                                           2003                 2002                2001
------------------------------------------------------------------------------------------------------------
Revenue                                                $   5,175,072        $   4,449,628      $   3,894,115

Expenses:
     Salaries and wages                                    3,165,924            2,560,844          2,183,534
     Rent                                                    283,242              263,380            211,984
     General and administrative                            1,135,956            1,180,375          1,067,371
     Foreign currency loss                                    37,172                    -                  -
------------------------------------------------------------------------------------------------------------
                                                           4,622,294            4,004,599          3,462,889

------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes, depreciation
   and amortization (EBITDA)                                 552,778              445,029            431,226

Interest and financing costs                                (285,720)              (9,540)            (9,614)

------------------------------------------------------------------------------------------------------------
Earnings before the following                                267,058              435,489            421,612

US registration fees and expenses                                  -                    -           (180,192)

------------------------------------------------------------------------------------------------------------
Earnings before depreciation and amortization                267,058              435,489            241,420

Depreciation and amortization                               (609,546)            (343,172)          (255,778)

------------------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                         (342,488)              92,317            (14,358)

Income taxes (note 11):
     Current recovery (expense)                                    -               (1,834)            82,314
     Future                                                  (13,313)              (8,996)            (2,945)
------------------------------------------------------------------------------------------------------------
                                                             (13,313)             (10,830)            79,369

------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                         (355,801)              81,487             65,011

Deficit, beginning of year
     As previously reported                               (2,669,781)          (2,543,576)          (725,939)
     Change in accounting policies (note 2)                  574,884                    -           (742,896)
------------------------------------------------------------------------------------------------------------
     As restated                                          (2,094,897)          (2,543,576)        (1,468,835)

Excess of share redemption amount over share
   stated amount (note 8(b))                                       -             (207,692)        (1,139,752)

------------------------------------------------------------------------------------------------------------
Deficit, end of year                                   $  (2,450,698)       $  (2,669,781)     $  (2,543,576)
============================================================================================================

Earnings per common share - basic and
   diluted (note 9)                                    $       (0.05)       $        0.01      $        0.01
============================================================================================================

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Cash Flows

Years ended March 31

============================================================================================================
                                                           2003                  2002              2001
------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities:
     Net earnings                                      $    (355,801)       $      81,487      $      65,011
     Items not involving cash:
         Depreciation and amortization                       609,546              343,172            255,778
         Write off of US registration fees                         -                    -            136,340
         Future income tax                                    13,313                8,996              2,945
         Deferred financing costs                            102,385                    -                  -
------------------------------------------------------------------------------------------------------------
     Cash flow from operations                               369,443              433,655            460,074

     Net change in non-cash working capital
       relating to operations:
         Accounts receivable                                (114,185)            (252,420)           (16,661)
         Income taxes receivable/payable                           -              198,567           (308,596)
         Prepaid expenses                                    (37,463)              11,774            (23,215)
         Accounts payable and accrued liabilities            319,297               36,896             62,510
------------------------------------------------------------------------------------------------------------
                                                             537,092              428,472            174,112

Cash flows from (used in) financing activities:
     Net proceeds on issuance of special warrants           (442,578)                   -          2,890,261
     Repurchase of shares under issuer bid                         -             (264,896)        (1,281,818)
     Net proceeds on issuance of Common Shares                     -               19,200            339,200
     Repayment of long-term debt                            (180,754)             (58,861)          (224,459)
     Repayment from (loan to) director                        60,327             (104,228)                 -
     Change in due to/from affiliated Corporation                  -                    -            (45,291)
------------------------------------------------------------------------------------------------------------
                                                            (563,005)            (408,785)         1,677,893

Cash flows from (used in) investing activities:
     Computer systems and office equipment additions         (31,766)            (102,284)          (496,251)
     Business acquisitions (note 3)                                -             (265,880)          (170,608)
     Change in deferred costs                                      -                    -             27,111
------------------------------------------------------------------------------------------------------------
                                                             (31,766)            (368,164)          (639,748)

------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents             (57,679)            (348,477)         1,212,257

Cash and cash equivalents, beginning of year               3,777,087            4,125,564          2,913,307

------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $   3,719,408        $   3,777,087      $   4,125,564
============================================================================================================

Cash and cash equivalents is comprised of:
     Cash                                              $   1,719,408        $   1,277,087      $     625,564
     Term deposits maturing within ninety days         $   2,000,000        $   2,500,000      $   3,500,000
============================================================================================================

Supplementary disclosure of cash flow information:
     Income taxes received (paid) in the year          $           -        $     196,773      $    (226,314)
     Interest paid in the year                         $      80,156        $       8,087      $       9,614
============================================================================================================

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

     Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity is general insurance brokerage. Shares of the Corporation trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF".

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries.

         Certain of the prior year numbers figures have been reclassified to conform to current year presentation.

     (b) Cash and cash equivalents:

         Cash and cash equivalents consists of bank deposits and short-term investments with maturities of three months or less.

     (c) Computer systems and office equipment:

         Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

====================================================================================
Asset                                                Basis                    Rate
------------------------------------------------------------------------------------
Computer equipment and software               declining balance                  30%
Corporate website                                 straight-line              3 years
Furniture and equipment                       declining balance                  20%
Leasehold improvements                            straight-line              3 years
====================================================================================

         Corporate website costs include hardware, software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

     (d) Customer accounts:

         Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over twelve years.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 2

Years ended March 31, 2003, 2002 and 2001

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d) Customer accounts (continued):

         The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. In the insurance brokerage and agency industry, it is common for agencies to be acquired at a price determined as a multiple of the corresponding revenues. Accordingly, the Corporation assesses the carrying value of its customer accounts by comparison to a reasonable multiple applied to corresponding revenues and considers cash flow generated from operations. Any impairment identified through this assessment may require that the carrying value of related customer accounts be adjusted.

     (e) Goodwill:

         Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

     (f) Revenue recognition:

         Commission revenue, which results from the placement of insurance with underwriters, is recognized as earned upon the effective date of each policy. Contingent commission revenue, which is dependent upon the underwriter's profitability on business placed by the Corporation, is not ascertainable until claims against underwriters are settled. Accordingly, the Corporation recognizes such revenue as earned when received. Revenue from the Corporation's website is recognized as earned when received.

     (g) Deferred financing costs:

         Deferred financing costs are amortized over 3 years, the length of the financing facility.

     (h) Foreign currency:

         The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated of historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings.

     (i) Per share amounts:

         Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 3

Years ended March 31, 2003, 2002 and 2001

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (j) Stock-based compensation plans:

         The Corporation has a stock based compensation plan, which is described in note 8(c). Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 2(b).

     (k) Income taxes:

         The Corporation uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (l) Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   CHANGES IN ACCOUNTING POLICIES:

     (a) Business combinations, goodwill and other intangible assets:

         On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. This change in accounting policy has been applied retroactively but prior periods have not been restated. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this reclassification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 4

Years ended March 31, 2003, 2002 and 2001

2.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     (a) Business combination, goodwill and other intangible assets (continued):

         The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it has one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

     (b) Stock-based compensation:

         Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

         In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the year ended March 31, 2003.

     (c) Income taxes:

         Effective April 1, 2000 the Corporation adopted the liability method of accounting for future income taxes. This new policy was applied retroactively without restatement and the deficit, at April 1, 2000, was increased by $742,896 and share capital increased by $207,848 representing the cumulative effect of the change in prior periods.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 5

Years ended March 31, 2003, 2002 and 2001

3.   BUSINESS ACQUISITIONS:

     During the year ended March 31, 2002 the Corporation acquired 100% of the voting shares of 779451 Alberta Ltd. for aggregate consideration of $250,000, plus expenses of $2,880, subject to final purchase price adjustments. If the actual earned commission from the purchased files for the 24 month period after the closing date of August 1, 2001, is less than $303,030, the purchase price will adjust downward but can not be adjusted to an amount less than $218,000. The share acquisition has been accounted for by the purchase method. The results of operations of 779451 Alberta Ltd. have been included in the operating results of the Corporation from the effective date of acquisition.

     During the year ended March 31, 2002, the Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a decrease in cost of $13,242.

     During the year ended March 31, 2002, the Corporation entered into an amending agreement relating to a prior share acquisition. The clause relating to purchase price adjustments for performance was amended for the period January 1, to December 31, 2001. Under the amendment, the purchase price increased by an additional $198,000, and payment was made during the year ended March 31, 2002.

     In aggregate, as a result of the above transactions, the net assets acquired were as follows:

=====================================================================
Assets acquired:
    Customer accounts                                   $     685,506
    Future income tax liability                              (247,868)

---------------------------------------------------------------------
                                                        $     437,638
=====================================================================

Consideration paid:
    Cash                                                $     265,880
    Issuance of long-term debt                                171,758

---------------------------------------------------------------------
                                                        $     437,638
=====================================================================

     During the year ended March 31, 2001 the Corporation acquired customer files for aggregate consideration of $170,608. The Corporation determined purchase price adjustments related to agencies previously acquired which resulted in an increase in cost of $6,463.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 6

Years ended March 31, 2003, 2002 and 2001

3.   BUSINESS ACQUISITIONS (CONTINUED):

     The net assets acquired were as follows:

====================================================================
Assets acquired:
    Customer accounts                                  $     177,071
====================================================================

Consideration paid:
    Cash                                               $     170,608
    Issuance of long-term debt                                 6,463

--------------------------------------------------------------------
                                                       $     177,071
====================================================================

4.   RELATED PARTY TRANSACTIONS:

     During the year ended March 31, 2003 the Corporation paid $162,384 (2002 - $168,174; 2001 - $292,331) in legal fees to two law firms where the partners involved are directors of the Corporation.

     During the year end March 31, 2002, the Corporation issued a demand loan to an individual who is an officer and director of the Corporation for $200,000, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general security agreement. During the year, $60,327 (2002 - $99,673) of the loan was repaid.

5.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT:

============================================================================================
                                                           Accumulated           Net book
            2003                           Cost            depreciation           value
--------------------------------------------------------------------------------------------
Computer equipment and software       $     661,439       $     505,331        $     156,108
Website development                               -                   -                    -
Furniture and equipment                     230,000             178,465               51,535
Leasehold improvements                        3,895               3,895                    -
Corporate website                             9,245               4,623                4,622

--------------------------------------------------------------------------------------------
                                      $     904,579       $     692,314        $     212,265
============================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 7

Years ended March 31, 2003, 2002 and 2001

5.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT (CONTINUED):

=========================================================================================
                                                        Accumulated           Net book
           2002                          Cost           depreciation           value
-----------------------------------------------------------------------------------------
Computer equipment and software      $   634,472       $     444,209        $     190,263
Website development                      420,400             126,120              294,280
Furniture and equipment                  198,683             169,495               29,188
Leasehold improvements                     3,895               3,245                  650
Corporate website                          9,245               1,541                7,704

-----------------------------------------------------------------------------------------
                                     $ 1,266,695       $     744,610        $     522,085
=========================================================================================

     At March 31, 2003 management assessed the carrying value of website development costs as compared to expected future cash flows from that asset and determined that the costs should be written down. Included in depreciation and amortization for the year is $210,200 relating to the write down of these costs.

     Included in capital assets at March 31, 2003 are assets under capital lease in the amount of $26,518 (2002 - $43,800) with related accumulated depreciation of $2,652 (2002 - $25,557).

6.   CUSTOMER ACCOUNTS:

===================================================================
                                       2003                 2002
-------------------------------------------------------------------

Cost                             $   3,215,968        $   4,964,654
Accumulated amortization            (1,653,901)          (1,879,645)

-------------------------------------------------------------------
                                 $   1,562,067        $   3,085,009
===================================================================

     During the year ended March 31, 2003, the cost of customer accounts was reduced to reflect goodwill acquired in prior acquisitions, and the future tax effect of acquisitions prior to July 1, 2001, by a net amount of $1,748,686 (note 2(a)).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 8

Years ended March 31, 2003, 2002 and 2001


7.   LONG-TERM DEBT:

==========================================================================================================
                                                                              2003                  2002
----------------------------------------------------------------------------------------------------------
Capital lease, bearing interest at 9.78% and secured
  by the individual assets being leased by the Corporation                $      22,349          $       -

Capital lease, bearing interest at 16% and secured by the
  individual assets being leased by the Corporation                                   -             13,105

Note payable, bearing interest at 5.5% per annum and repayable in eight quarterly installments of $13,250 including interest with the balance due November 1, 2003, secured by a general
  security agreement                                                                  -            163,481
----------------------------------------------------------------------------------------------------------
                                                                                 22,349            176,586

Less current portion                                                              4,725             58,038

----------------------------------------------------------------------------------------------------------
                                                                          $      17,624          $ 118,548
==========================================================================================================

     The aggregate maturities of long-term debt for the five years subsequent to March 31, 2003 are as follows:

===================================================
2004                                     $    4,725
2005                                          5,180
2006                                          5,677
2007                                          6,223
2008                                            544
---------------------------------------------------
                                         $   22,349
===================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 9

Years ended March 31, 2003, 2002 and 2001

8.   SHAREHOLDERS' EQUITY:

     (a) Share capital authorized:

         Unlimited number of Voting Participating Common Shares without nominal or par value

     (b) Share capital and deficit:

===========================================================================================
                                                             Number of
Share capital:                                                 shares            Amount
-------------------------------------------------------------------------------------------
Balance, March 31, 2001                                      7,725,455        $   9,725,136

Issuance of Common Shares on exercise of stock options          12,000               19,200
Charge to capital on repurchase of shares through
  issuer bid                                                   (45,400)             (57,204)

-------------------------------------------------------------------------------------------
Balance, March 31, 2002                                      7,692,055        $   9,687,132
===========================================================================================

Balance, March 31, 2003                                      7,692,055        $   9,687,132
===========================================================================================

Deficit:
     March 31, 2003                                                           $  (2,450,698)
     March 31, 2002                                                              (2,669,781)
===========================================================================================

Total shareholders' equity:
     March 31, 2003                                                           $   7,236,434
     March 31, 2002                                                               7,017,351
===========================================================================================

         As part of the private placement of special warrants completed during the year ended March 31, 2001, 295,100 warrants were issued. These warrants expired without exercise November 15, 2001. Additionally, as part of this issuance, 59,020 broker special warrants were issued. These warrants expired without exercise May 15, 2002.

         In 2001, the Corporation received regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 386,273 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2001 and expired April 17, 2002. To March 31, 2002 the Corporation repurchased 45,400 of its shares for $264,896. The $264,896 was allocated to share capital for an amount of $57,204, equal to the assigned value of the shares, and the excess of $207,692 was allocated to the deficit.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 10

Years ended March 31, 2003, 2002 and 2001

8.   SHAREHOLDERS' EQUITY (CONTINUED):

     (b) Share capital and deficit (continued):

         In 2002, the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 384,602 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 18, 2002 and expired April 17, 2003. The Corporation did not repurchase any of its shares under the bid.

         Subsequent to March 31, 2003 the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation may purchase up to 384,602 of its common shares, which represents approximately 5% of the common shares issued and outstanding. The bid commenced April 22, 2003 and expires April 21, 2004. To May 16, 2003, the Corporation has not repurchased any of its shares.

     (c) Stock options:

         (i)  Stock option plan:

              The Corporation has an incentive share option plan which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,418,811 Common Shares. At March 31, 2003 stock options to purchase 984,400 Common Shares were outstanding. The stock options are exercisable at prices ranging from $1.00 to $4.80 per share and expire on various dates between April 12, 2004 and March 18, 2007. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years.

              Changes in options during the years ended March 31, 2003 and 2002 are as follows:

================================================================================================
                                             2003                               2002
                                   --------------------------       ----------------------------
                                                    Weighted-                          Weighted-
                                                    average                            average
                                   Number of        exercise          Number of        exercise
                                    options          price             options          price
------------------------------------------------------------------------------------------------
Outstanding, beginning of year       991,400      $      1.37           612,400      $      1.68

Exercised                                  -                -           (12,000)           (1.60)
Granted                                    -                -           457,000             1.00
Cancelled                             (7,000)           (1.00)          (66,000)           (1.60)
------------------------------------------------------------------------------------------------
Outstanding, end of year             984,400      $      1.37           991,400      $      1.37
================================================================================================
Exercisable, end of year             859,400      $      1.43           859,400      $      1.43
================================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 11

Years ended March 31, 2003, 2002 and 2001

8.   SHAREHOLDERS' EQUITY (CONTINUED):

     (c) Stock options (continued):

              The following table sets forth information relating to stock options outstanding as at March 31, 2003:

======================================================================================================
                                                 Weighted-
                                  Number          average      Weighted-       Number        Weighted-
               Range of       outstanding at     remaining     average      exercisable at    average
               exercise          March 31,      contractual    exercise       March 31,       exercise
 Expiry         prices             2003            life          price           2003          price
------------------------------------------------------------------------------------------------------
10/26/06   $         1.00         445,000          3.58         $ 1.00          325,000      $    1.00
03/18/07             1.15           5,000          3.96           1.15                -           1.15
04/12/04             1.60         520,000          1.04           1.60          520,000           1.60
02/28/05             4.80          14,400          1.92           4.80           14,400           4.80

------------------------------------------------------------------------------------------------------
           $1.00 to $4.80         984,400          2.22         $ 1.37          859,400      $    1.43
======================================================================================================

     (d) Deficit:

         The deficit of the Corporation for the year ended March 31, 2003 was $2,450,698 (2002 - $2,669,781) which includes accumulated operating earnings of $2,383,529 (2002 - $2,129,784) less accumulated amortization of customer accounts of $2,121,088 (2002 - $1,879,645) and accumulated depreciation of $1,197,683 (2002 - $829,580), net increase due to change in accounting policies of $168,012 (2002 - $742,896), and increase due to excess of share redemption amount over share stated amount of $1,347,444 (2002 - $1,347,444).

9.   PER SHARE AMOUNTS:

     The loss per share for 2003 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2003 of 7,692,055 (2002 - 7,699,139; 2001 - $7,190,445). Diluted
     earnings per share reflects the dilutive effect of the stock options outstanding. Options are not dilutive for 2003. The diluted shares outstanding for the year ended March 31, 2002 was 8,008,397 (2001 - 7,699,924).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 12

Years ended March 31, 2003, 2002 and 2001

10.  FINANCIAL INSTRUMENTS:

     (a) Fair values:

         The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of long-term debt approximates its fair value.

     (b) Credit risk:

         The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectable.

11.  INCOME TAXES:

     Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

     The provision for income tax differs from the result which would have been obtained by applying the combined Federal and Provincial income tax rates of 38.62% (2002 - 41.12%; 2001 - 43.6%) to the Corporation's net earnings before income taxes. The difference results from the following items:

===================================================================================================
                                                        2003              2002             2001
---------------------------------------------------------------------------------------------------
Expected tax expense (recovery)                    $    (132,269)    $      37,961    $      (6,300)
Effect of rate changes on future income taxes               (549)          (33,709)         (69,800)
Other                                                     15,540             6,578           (3,269)
Unrecorded benefit of loss of subsidiary                 130,591                 -                -
---------------------------------------------------------------------------------------------------
Provision for income taxes (recovery)              $      13,313     $      10,830    $     (79,369)
===================================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 13

Years ended March 31, 2003, 2002 and 2001

11. INCOME TAXES (CONTINUED):

    The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2003 are as follows:

========================================================================================
                                                               2003            2002
----------------------------------------------------------------------------------------
Future tax assets:
    Customer accounts, with tax basis                     $      46,347    $     105,640
    Share issue costs                                           102,005          190,932
    Non capital losses                                            3,435          110,408
    Computer systems and office equipment                         2,173                -
----------------------------------------------------------------------------------------
                                                                153,960          406,980
Future tax liabilities:
    Computer systems and office equipment                             -          (97,379)
    Customer accounts, without tax basis                       (495,745)        (919,624)
----------------------------------------------------------------------------------------
                                                               (495,745)      (1,017,003)

----------------------------------------------------------------------------------------
Net future tax liability                                  $    (341,785)   $    (610,023)
========================================================================================
Comprising:
    Current tax asset                                     $       4,377    $     124,638
    Long-term tax liability                                    (346,162)        (734,661)

----------------------------------------------------------------------------------------
                                                          $    (341,785)   $    (610,023)
========================================================================================

    The Corporation has available losses for income tax purposes of approximately $9,380 which can be carried forward and charged against future income. These losses expire in 2009.

12. CONTINGENCIES:

    The Corporation is involved in a number of legal proceedings. In the opinion of the Corporation's counsel these are not determinable at the current time.

13. COMMITMENTS:

    The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

2003                       $     253,620
2004                              84,540

----------------------------------------
                           $     338,160
----------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 14

Years ended March 31, 2003, 2002 and 2001

14. DEBT FINANCING:

    On July 31, 2002, the Corporation closed a U.S. $5,000,000 debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron will provide a U.S. $5,000,000 reducing revolving line of credit ("the Facility") to Addison York Insurance Brokers Ltd. (the "Borrower"), a wholly-owned US subsidiary of the Corporation. The Corporation has not yet drawn on this facility.

    The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or U.S. $10,000 per month. A commitment fee of U.S. $100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of U.S. $300,000. Advances under the facility are subject to certain acquisition criteria.

    On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

    The Corporation has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

    In connection with this financing, the Corporation incurred $442,578 of costs, which are being amortized on a straight line basis over the three year loan maturity period, amortization for the period was $102,385.

    Subsequent to the year ended March 31, 2003, a First Amendment to Loan and Security Agreement was completed which changed certain covenants of the Facility.

15. SUBSEQUENT EVENT:

    Subsequent to year-end, the Company announced that its U.S. subsidiary reached an agreement to purchase the assets of a California based brokerage. As at May 16, 2003 this agreement is not binding and has not closed.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 15

Years ended March 31, 2003, 2002 and 2001

16. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

    The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Corporation's financial statements are not material except as follows:

    The effect on the earnings of the Corporation for each of the years in the three year period ended March 31, 2003 of the differences between Canadian and United States accounting principles is summarized as follows:

====================================================================================
                                                 2003          2002          2001
------------------------------------------------------------------------------------
(Loss) earnings - Canadian GAAP               $ (355,801)   $   81,487    $   65,011
Amortization of goodwill                               -      (139,263)      (32,657)
Increased amortization of customer accounts            -      (152,357)     (149,698)
Future/deferred income tax recovery                    -        72,145       104,231
Deferred costs                                         -             -       163,451
Compensation expense on granting of
  stock options to employees                      (7,713)      (84,411)            -
Compensation expense on release of
  escrowed shares                                      -             -      (445,257)

------------------------------------------------------------------------------------
Loss - US GAAP                                $ (363,514)   $ (222,399)   $ (294,919)
====================================================================================

Loss per share - US GAAP                      $    (0.05)   $    (0.03)   $    (0.05)
====================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 16

Years ended March 31, 2003, 2002 and 2001

16. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    The effect on the consolidated balance sheets of the differences between Canadian and US GAAP are as follows:

==============================================================================================
                                                                      2003            2002
----------------------------------------------------------------------------------------------
Goodwill:
    Balance - Canadian GAAP                                      $   1,574,832   $           -
    Goodwill allocation adjustment for US GAAP                               -       1,414,054
    Retroactive adjustment to accumulated amortization                       -         300,041
    Current year amortization                                                -        (139,263)

----------------------------------------------------------------------------------------------
Balance - US GAAP                                                $   1,574,832   $   1,574,832
----------------------------------------------------------------------------------------------

Customer accounts:
    Balance - Canadian GAAP                                      $   1,562,067   $   3,085,009
    Goodwill allocation adjustment for US GAAP                               -      (1,414,054)
    Retroactive adjustment to accumulated amortization                       -        (253,130)
    Current year adjustment to amortization                                  -        (152,357)
    Retroactive adjustment for tax effect of accounts acquired               -         538,042

----------------------------------------------------------------------------------------------
Balance - US GAAP                                                $   1,562,067   $   1,803,510
----------------------------------------------------------------------------------------------

Future/deferred income tax asset:
    Balance - Canadian GAAP                                      $       4,377   $     124,638

----------------------------------------------------------------------------------------------
Balance - US GAAP                                                $       4,377   $     124,638
----------------------------------------------------------------------------------------------

Future income tax liability:
    Balance - Canadian GAAP                                      $     346,162   $     734,661
    Excess tax liability relating to non-tax based
      customer accounts for Canadian GAAP                                    -         281,551

----------------------------------------------------------------------------------------------
Balance - US GAAP                                                $     346,162   $     453,110
----------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 17

Years ended March 31, 2003, 2002 and 2001

16. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

=========================================================================================================
                                                                             2003              2002
---------------------------------------------------------------------------------------------------------
Shareholders' equity:

    Share capital:
         Balance - Canadian GAAP                                        $   9,687,132     $     9,687,132
         Compensation expense - stock options                               1,412,624           1,404,911
         Compensation expense - escrowed shares                             4,442,318           4,442,318

---------------------------------------------------------------------------------------------------------
    Balance - US GAAP                                                   $  15,542,074     $    15,534,361
=========================================================================================================

    Deficit:
         Balance - Canadian GAAP                                        $  (2,450,698)    $    (2,669,781)
         Cumulative adjustment to customer accounts for
           additional amortization                                                  -            (405,487)
         Cumulative adjustment for amortization of goodwill                         -             160,778
         Compensation expense - stock options                              (1,412,624)         (1,404,911)
         Compensation expense - escrowed shares                            (4,442,318)         (4,442,318)
         Future/deferred income taxes                                               -             819,593

---------------------------------------------------------------------------------------------------------
    Balance - US GAAP                                                   $  (8,305,640)    $    (7,942,126)
=========================================================================================================

Total shareholders' equity - US GAAP                                    $   7,236,434     $     7,592,235
=========================================================================================================

The effect on cash flows under US GAAP are as follows:

===========================================================================================
                                                       2003           2002          2001
-------------------------------------------------------------------------------------------
Net earnings (loss) - US GAAP                       $ (363,514)   $  (222,399)  $  (294,919)

Adjustments:
    Depreciation and amortization                      609,546        634,792       182,355
    Deferred financing costs                           102,385              -             -
    Future/deferred income tax expense                  13,313        (63,149)     (104,231)
    Write off of US registration fees                        -              -       136,340
    Compensation expense - stock options                 7,713         84,411             -
    Compensation expense - escrowed shares                   -              -       445,257

Net change in non-cash working capital
  related to operations                                167,649         (5,183)     (285,962)

-------------------------------------------------------------------------------------------
Cash flows from operating activities
  - US GAAP                                         $  537,092    $   428,472   $    78,840
===========================================================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 18

Years ended March 31, 2003, 2002 and 2001

16. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (a) Goodwill and customer accounts:

         During the year ended March 31, 2003, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets for Canadian GAAP purposes (note 2(a)). In conjunction with this change, the amortization period for customer accounts was reduced to twelve years from twenty years retroactively, which is consistent with the company's policy for amortization of customer's accounts for U.S. GAAP purposes.

         Also, as stated in note 2(a), as a result of implementing the new Canadian accounting standards for business combinations, the net carrying value of $1,574,832 was reclassified as goodwill. The carrying value of goodwill for Canadian and U.S. GAAP purposes is now the same.

     (b) Stock based compensation:

         During the year ended March 31, 2003 no stock options were issued (2002: 457,000). For the purpose of reconciling to US GAAP, compensation expense has been recorded relating to options issued in prior years in accordance with APB 25 for the difference between the fair value of the underlying shares and the exercise price. Had the Corporation adopted the fair value method outlined in SFAS 123, the Corporation's net income and earnings per share would have been the following pro forma amounts.

                                     2003                       2002
                        -------------------------    --------------------------
                        As reported    Pro forma     As reported     Pro forma
                        -----------    ---------     -----------    -----------
Net loss                $ (363,514)   $ (380,755)    $  (222,399)   $  (307,368)
===============================================================================

Loss per common share:
Basic                   $    (0.05)   $    (0.05)    $     (0.03)   $     (0.04)
===============================================================================

         The fair value of these options has been estimated using a Black Scholes option pricing model and is based on the following assumptions:

                                                         2003
-------------------------------------------------------------
Expected stock price volatility                           73%
Risk free interest rate                                  5.5%
Expected life of the options (years)                       5
============================================================

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, page 19

Years ended March 31, 2003, 2002 and 2001

16. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

    (c) Escrowed shares:

         In accordance with securities regulations 1,767,960 Common Shares with respect to the initial public offering were placed in escrow with a Trustee under an Escrow Agreement. Under the terms of the agreement the shares were to be released from escrow on the basis of one escrowed share for every $0.61 of cumulative cash flow if the minimum offering is achieved and on the basis of one escrowed share for every $0.41 of cumulative cash flow if the maximum offering is achieved.

         On July 6, 1999 1,665,581 Common Shares were released from escrow and compensation expense of $3,997,061 was recorded for the fair value of the shares which related to directors and officers (832,721 x $4.80).

         On July 24, 2000 102,379 Common Shares were released from escrow based on the cumulative cash flows at March 31, 2000 on a $0.41 basis as the maximum offering was achieved. For the purposes of reconciling to US GAAP, compensation expense was recorded as at July 24, 2000 for the fair value of the shares released from escrow which related to directors and officers (51,179 x $8.70 = $445,257).

                                   SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    ANTHONY CLARK INTERNATIONAL
                                    INSURANCE BROKERS LTD.

                                    (signed) "Primo Podorieszach"

                                    Per:________________________________________
                                         Primo Podorieszach
                                         President and Chief Executive Officer