Form 20-F
period 2004-03-31
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD
filed 2004-11-18
CIK 1098712

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

                    For the fiscal year ended March 31, 2004

                              `         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________


Commission file number:  0-30366

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

       March 31, 2004                          7,955,153 Common Shares


                        THE EXHIBIT INDEX IS ON PAGE 88.

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

             Item 17   [X]                 Item 18  [ ]

                                TABLE OF CONTENTS


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS.....................................................1

DEFINITIONS...........................................................................................1

PART I................................................................................................3
   Item 1.     Identity of Directors, Senior Management and Advisors..................................3
   Item 2.     Offer Statistics and Expected Timetable................................................3
   Item 3.     Key Information........................................................................3
   Item 4.     Information on the Company............................................................11
   Item 5.     Operating And Financial Review And Prospects..........................................15
   Item 6.     Directors, Senior Management and Employees............................................25
   Item 7.     Major Shareholders and Related Party Transactions.....................................34
   Item 8.     Financial Information.................................................................36
   Item 9.     The Offer and Listing.................................................................37
   Item 10.    Additional Information................................................................38
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk............................52
   Item 12.    Description of Securities Other than Equity Securities................................53

PART II..............................................................................................53
   Item 13.    Defaults, Dividend Arrearages And Delinquencies.......................................53
   Item 14.    Material Modifications to the Rights of Securities Holders and Use of Proceeds........53
   Item 15.    Controls and Procedures...............................................................53
   Item 16A.   Audit Committee Financial Expert......................................................54
   Item 16B.   Code of Ethics........................................................................54
   Item 16C.   Principal Accountant Fees and Services................................................54

PART III.............................................................................................54
   Item 17.    Financial Statements..................................................................55
   Item 18.    Financial Statements..................................................................55
   Item 19.    Financial Statements and Exhibits.....................................................55

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

"General Insurance"                  means insurance coverage comprising
                                     property and casualty insurance.

"General Insurance Brokerage"        means an entity which employes Insurance
                                     Brokers to act on behalf of its
                                     customers in seeking to place General
                                     Insurance with any number of
                                     Insurance Companies.

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

"Insurance Companies" or             means those entities which provide
"Insurance Company"                  insurance coverage, assess and provide the
                                     payment of any insurance claims and pay
                                     commissions to Insurance Brokers and
                                     Insurance Agents for providing customer
                                     services and placing insurance coverage
                                     with the Insurance Company.

"OTCBB"                              means the Nasdaq OTC Bulletin Board.

"TSX"                                means The Toronto Stock Exchange.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.   Selected Financial Data

The following table sets forth selected financial data regarding the Company's consolidated operating results and financial position in Canadian dollars. See "Currency Translations". The data has been derived from the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") for the years ended March 31, 2004, 2003 and 2002, see note 19 to the consolidated financial statements included in this Annual Report. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The comparability of the financial data presented is affected by factors such as significant acquisitions, financings, changes of business and property dispositions. See "Item 5 - Operating and Financial Review and Prospects".

(Canadian Dollars)
-------------------------------------------------------------------------------------------------------------------
                                            March 31,        March 31,       March 31,     March 31,     March 31,
                                              2004             2003            2002          2001          2000
-------------------------------------------------------------------------------------------------------------------
                                                                             (restated)   (restated)    (restated)
Working Capital Canadian and US GAAP       $  2,052,673    $ 3,910,863    $  4,263,466   $ 4,391,594   $ 2,660,834

Total Assets Canadian GAAP                 $ 16,864,359    $ 8,662,278    $  8,959,873   $ 8,890,747   $ 7,342,045

Total Assets U.S. GAAP                     $ 16,864,359    $ 8,662,278    $  8,959,873   $ 8,896,993   $ 7,178,594

Total Liabilities Canadian GAAP            $ 10,366,262    $ 1,425,844    $  1,367,732   $   921,074   $ 1,575,804
Total Liabilities U.S. GAAP                $ 10,366,262    $ 1,425,844    $  1,367,732   $   921,074   $ 1,306,901

Long Term Obligations Canadian GAAP        $  8,210,974    $   363,786    $    571,658   $   169,350   $   570,285
Long Term Obligations U.S. GAAP            $  8,210,974    $   363,786    $    571,658   $   169,350   $   301,382

Shareholders' Equity Canadian GAAP         $  6,498,097    $ 7,236,434    $  7,592,141   $ 7,969,673   $ 5,766,241
Shareholders' Equity U.S. GAAP             $  6,458,097    $ 7,196,434    $  7,592,141   $ 7,975,919   $ 5,871,693

Number of Shares Outstanding                  7,955,153      7,692,055       7,692,055     7,725,455     6,969,055
-------------------------------------------------------------------------------------------------------------------


(Canadian Dollars)
                                                                            Years ended
                                            -----------------------------------------------------------------------------
                                                  March 31,       March 31,      March 31,      March 31,     March 31,
                                                     2004           2003            2002          2001           2000
                                                                                 (restated)   (restated)      (restated)
Revenue - U.S. and Canadian GAAP               $  7,469,559     $ 5,175,072     $ 4,449,628   $ 3,894,115     $ 3,509,671


(Canadian Dollars)
                                                                            Years ended
                                            -----------------------------------------------------------------------------
                                                  March 31,       March 31,      March 31,      March 31,     March 31,
                                                     2004           2003            2002          2001           2000
                                                                                 (restated)   (restated)      (restated)
Earnings (loss) before interest, taxes,
depreciation and amortization Canadian
GAAP (1)                                       $    258,502     $   552,778     $  445,029    $  251,034     $    684,658

Earnings (loss) before interest, taxes,
depreciation and amortization US GAAP (1)      $    250,789     $   545,065     $  360,618    $  (30,772)     $(4,796,354)

Dividends per Share (2)                        $          0     $         0     $        0    $        0      $         0

Net earnings (loss) - Canadian GAAP            $ (1,051,498)    $  (355,801)    $ (131,742)   $    9,944      $   (71,388)
Net earnings (loss) - U.S. GAAP                $ (1,059,211)    $  (363,514)    $ (222,399)   $ (294,919)     $(5,552,400)
Earnings (loss) per Common Share, basic and
diluted:
    Canadian GAAP                              $      (0.14)    $     (0.05)    $    (0.02)   $     0.00      $     (0.01)
    U.S. GAAP                                  $      (0.14)    $     (0.05)    $    (0.03)   $    (0.05)     $     (0.79)

(1)  Earnings  (loss) before  interest,  taxes,  depreciation  and  amortization
     (EBITDA)  is  discussed  and  presented  here as a  non-Generally  Accepted
     Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings (loss) in Item 5.A.under the heading "Earnings (loss) before interest, taxes, depreciation and amortization (EBITDA)".

(2) The Company has paid no dividends on its shares since incorporation and does not anticipate doing so for the foreseeable future. The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's board of directors and will depend upon, among other factors, earnings, capital requirements, and the operating and financial condition of the Company.

Currency Translations

The following table sets forth the average exchange rates for Canadian dollars ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods (based on the average of the exchange rates on the last day of each month in such periods).


                                Canadian Dollars Per U.S. Dollar
                                   Fiscal Year Ended March 31,
                            ------------------------------------------------------------
                               2004         2003         2002         2001          2000
                            ------------------------------------------------------------
Average for the period        1.3353       1.5447       1.5671       1.5041        1.4716


The following table sets forth the high and low exchange rates for Canadian dollars expressed in terms of one United States dollar for each of the last 6 months.

                        --------------------------------------------------------------------------------------
                           August          July          June            May            April           March
                            2004           2004          2004           2004            2004            2004
                        --------------------------------------------------------------------------------------
High for the month         1.3323         1.3353        1.3772         1.3970          1.3711          1.3480

Low for the month          1.2964         1.3082        1.3407         1.3580          1.3095          1.3080

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on August 31, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of one Canadian dollar into United States dollars was US$0.7595 (US$1.00 = Cdn$1.3166). In this Annual Report on Form 20-F (the "Annual Report" or "20-F"), unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

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

Future growth and expansion is dependent on ongoing acquisitions of General Insurance Brokerages

To a large extent, the Corporation's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Corporation to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Corporation to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.


The Company may be unable to successfully integrate its recent or future acquisitions

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. Until recently, the Company has operated its business only in the Province of Alberta, Canada. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.


The Corporation has acquired and may continue to acquire brokerages prior to receipt of all regulatory licenses and carrier appointments, and in such circumstances the Corporation is dependent upon the vendor to continue to hold and to comply with the requirements of such licenses and appointments

The Corporation has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns and Vinciguerra. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California or Virginia (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison York entered into Agency Agreements with the vendors of these Insurance
Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General

Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. (see Item 4.B under the heading "Growth Strategy" for a more complete description of the terms of the Agency Agreements). Since Addison York was not licensed as an Insurance Broker at the time of these acquisitions it ran the risk that it would not receive the required license to operate as an Insurance Brokerage in those states and without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Corporation is unable to secure the required licenses in the various different states in which it operates or if the Corporation cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Corporation on third parties in that the Corporation must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Corporation's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Corporations ability to service its customers. The Corporation may enter into similar Agency Agreements in connection with future acquisitions.


The Corporation anticipates the need for additional financing, which it may not be successful in arranging

The Corporation has relied principally on debt financing to fund its recent acquisitions in the United States. The Corporation will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Corporation has a history of losses and does not, therefore, anticipate that it will generate sufficient cash from operations in order to meet its financing needs. The ability of the Corporation to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. In addition, the Corporation is subject to certain financial and other covenants under its financing arrangements. If the Corporation is unable to or does not comply with these covenants, the Corporation's financing needs may be accelerated. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Corporation. If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution. If additional financing is not available on terms favourable to the Corporation, the Corporation may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Corporation's existing creditors, some of whom have security interests in the Corporation's assets, may exercise their rights to acquire or dispose of the Corporation's assets.


Ability to continue as a going concern

At September 30, 2004, the Corporation was in non-compliance with certain covenants in its long-term borrowing agreements. The Corporation expects that these covenants will be in continuous non-compliance pending their replacement or revision. In the independent auditor's report included with this Form 20-F annual report, KPMG LLP, the Corporation's independent auditor, has noted that the uncertainty relating to the Corporation's ability to reach a satisfactory resolution with the lenders raises substantial doubt of the Corporation's ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.


Planned   future  growth  is  likely  to  place   significant   strains  on  the
Corporation's management, administrative, operational and financial resources

Since its inception, the Corporation has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The total number of employees of the Corporation has grown to 60 people as of March 31, 2004. In addition, as of March 31, 2004, the Corporation operated two
California, U.S.A. brokerages through the vendors of those brokerages, who employed an additional 29 people. The Corporation also serviced more than 26,000 insurance policies and placed General Insurance with 150 Insurance Companies. The Corporation's planned future growth is likely to place, significant strains on the Corporation's management, administrative, operational and financial resources. Increased growth will require the Corporation to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Corporation's customers effectively. There can be no assurance that the Corporation will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Corporation's performance and future operating results and success are dependent on the effectiveness of the Corporation's management team and key personnel

The Corporation's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Corporation's growth strategy and integrating acquired General Insurance Brokerages into the Corporation's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Corporation.

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


The Corporation faces intense competition in the insurance industry

The Corporation is in an industry in which intense competition exists. The Corporation competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Corporation does and are larger and better established than the Corporation. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Corporation. There can be no assurance that the Corporation will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Corporation will not have a material adverse effect on its business, financial condition and results of operation.


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


We cannot accurately forecast our commission revenue because our commissions depend on premium rates charged by insurance companies, which historically have varied and are difficult to predict. Any declines in premiums may adversely impact our profitability

In 2004, we derived approximately 89.9% of our revenue from commissions paid by insurance companies on the sale of their insurance products to our clients. Our revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, we experience downward pressure on our revenue and earnings.
Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Significant reductions in premium rates occurred during the years 1988 through 2000 as a result of expanded underwriting capacity of property and casualty insurance companies and increased competition. In some cases, property and casualty insurance companies lowered commission rates. The years 2001 through 2003 saw premium rates increase. Although we cannot predict changes in premium pricing, we did begin to see some reductions in pricing in the latter part of 2003 in the United States. Canadian rate trends have trailed those of the Unites States, leading to expectations that Canadian premium rates will continue to be firm for much of 2004, with some softening as the year progresses. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.


Insurance company contingent commissions and volume overrides are less predictable than normal commissions, which impairs our ability to forecast the amount of such revenue that we will receive and may negatively impact our operating results

We derive a portion of our revenue from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated. As a result of recent developments in the property and casualty insurance industry, including changes in the underwriting criteria due in part to the numbers and dollar value of claims as compared to the premiums collected by insurance companies, we cannot predict the payment of this performance-based revenue as accurately as we have been able to in the past. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.


Proposed tort reform legislation on the United States, if enacted, could decrease demand for liability insurance, thereby reducing our commission revenue

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.


Privacy legislation may impede our ability to utilize our customer database as a means to generate new sales.

We intended to utilize our extensive customer databases for marketing and sales purposes, which we believe will enhance our ability to meet our organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict our ability to utilize personal information that we have collected in our normal course of operations to generate new sales. If we become subject to new restrictions, or other regulatory restrictions, which we are not aware of, our ability to grow our business may be adversely affected.


If we fail to comply with regulatory requirements for insurance brokerage, we may not be able to conduct our business.

Our business is subject to legal requirements and governmental regulatory supervision in the jurisdiction in which we operate. These requirements are designed to protect our clients by establishing minimum standards of conduct practice, particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although, the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.


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


Dilution and sales of additional Common Shares and the exercise of options

The number of outstanding Common Shares held by shareholders who are not affiliates of the Corporation and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Corporation's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.


Broker-Dealers may be discouraged from effecting transactions in the Common Shares because they are considered penny stocks and subject to penny stock rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Corporation are posted for trading on the TSX and the closing price of its shares on July 31, 2004 was $1.16 per share. The shares of the Corporation are also quoted on the OTCBB and the quoted price of its shares on July 31, 2004 was U.S.$0.93 per share. As such, the shares of the Corporation will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Corporation, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

During the year ending March 31, 2004, the Corporation, by way of its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd., acquired the net assets of two California insurance brokerages doing business as "Vista International Insurance Brokers" and "Johns Insurance Agency, Inc." for aggregate consideration of $8,600,642 (US$6,516,545), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. The final price adjustment is based on the twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these client files have been included in the operating results of the Corporation from the closing date of the acquisitions.

In February 2004, the Company successfully completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company.

On March 22, 2004, the Corporation closed a US$5,000,000 debt financing arrangement with Oak Street Funding LLC ("Oak Street") whereby Oak Street will provide a US$5,000,000 reducing revolving line of credit subject to a borrowing base formula to Addison.

In addition to the California acquisitions described above, during the years ended March 31, 2004, 2003 and 2002, the Company acquired the outstanding shares or customer files of 1 General Insurance Brokerage for aggregate consideration of $250,000, subject to final purchase price adjustments. The Corporation determined purchase price adjustments relating to customer lists and agencies previously acquired which resulted in a net increase in cost of $184,758. All of such acquisitions have been financed through a combination of vendor financing, third party financing and available cash resources of the Company obtained from its initial public offering, private placements and existing operations.

The Corporation has also entered into certain material transaction subsequent to March 31, 2004. See item 5.B. Liquidity and Capital Resources, under the heading "Subsequent Events".

     B.   Business Overview

The Corporation is engaged in the insurance business as a General Insurance Brokerage which employs Insurance Brokers to act on behalf of its customers in seeking to place general insurance coverage comprising property and casualty insurance with any number of Insurance Companies. Since inception, the Corporation has focused its efforts in Canada and all of its acquisitions to acquire other General Insurance Brokerages have been in the Province of Alberta, Canada. The Corporation is currently expanding its acquisition strategy to other jurisdictions in Canada and the United States and has acquired two California based insurance brokerages. The General Insurance industry insures against many different types of risk including automobile, personal property, commercial property and liability. Compared with other sectors of the financial services industry, the General Insurance industry is highly fragmented. The large number of competitors results in no single Insurance Company having a dominant market share in any line of business. Industry-wide financial conditions are putting pressure upon General Insurance Companies to become more efficient and profitable. One way in which Insurance Companies are becoming more efficient is by reducing the number of General Insurance Brokerages with which they do business. Larger General Insurance Brokerages are expected to benefit from this trend.

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

Profile

As of March 31, 2004, the Corporation employed 60 people including Insurance Brokers and operated out of eight offices located in the Province of Alberta, and operated two California, U.S.A. brokerages through the vendors of those brokerages, who employed an additional 29 people. The Corporation has an experienced management team, services more than 23,000 customers and places insurance with 150 Insurance Companies to place General Insurance for the Corporation's customers. The Corporation generated revenue of $7,469,559 in the fiscal year ended March 31, 2004, $5,175,072 in the fiscal year ended March 31, 2003 and $4,449,628 in the fiscal year ended March 31, 2002. The Corporation's business is generally not affected by seasonality and experiences recurring revenues that are principally derived from commissions earned from placing
General Insurance with Insurance Companies on behalf of the Corporation's customers. See note 18 to the Company's consolidated financial statements for the geographic distribution of the Corporation's revenues.

The Corporation's operations are highly automated and it strives to maintain an excellent reputation with its customers and the Insurance Companies. Since its inception, the Corporation has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Corporation's overall business structure. As of March 31, 2004, the Corporation had purchased 19 General Insurance Brokerages in the Province of Alberta, Canada, and two insurance brokerages in the State of California.

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

The Corporation plans to implement a growth strategy to other parts of Canada and the U.S. During the third quarter of fiscal year 2004, the Corporation through its wholly owned United States subsidiary, Addison, acquired the net assets of two California insurance brokerages ("Vista" and "John's"), for aggregate consideration of $8,600,642 (US$6,516,545).

Subsequent to the fiscal year end, the Company acquired the Vinciguerra agency, a Virginia-based insurance brokerage. See Item 5.B. Liquidity and Capital Resources, under the heading "Subsequent Events."

At the time of the acquisition of the Vista, Johns and Vinciguerra assets, Addison York had not yet obtained all the necessary licenses to operate as a General Insurance Brokerage in California and Virginia and without possessing those licenses it could not obtain carrier appointments from the Insurance Companies which would enable it to market and sell General Insurance products. As such, Addison York entered into separate Agency Agreements with the vendors of Vista, Johns and Vinciguerra whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York.

All of the Agency Agreements entered into with the vendors of the Vista, Johns and Vinciguerra assets are similar in respect to the duties and obligations of the parties thereto and can be summarized as follows. Pursuant to the terms of the Agency Agreements the vendors agreed, for the exclusive benefit of Addison York, to staff, manage and operate the Insurance Brokerages and the purchased assets within an established budget and in a professional and prudent manner. The agreements further specify that all clients and revenues stemming from the operation of the Insurance Brokerage shall belong solely to Addison York and that Addison York is responsible for the payment of all of the reasonable and provable expenses of the vendors with respect to the staffing, management and operation of the Insurance Brokerages in accordance with the established budget.

By their respective terms, the Agency Agreements will terminate upon the occurrence of the earliest of the following events: a) the date upon which Addison York obtains: i) all of the necessary regulatory approvals to operate as an Insurance Brokerage or agent in the State where the purchased assets are located; and ii) all of the carrier appointments from the Insurance Companies (or such number of carrier appointments as Addison York deems satisfactory); or
b) December 31st, 2018 in respect of Johns, September 30th, 2018 in respect of Vista and December 31st, 2024 in respect of Vinciguerra; or c) the date that Addison York delivers written notice to the vendor (as the case may be) that it is terminating the Agency Agreement. Upon the termination of an Agency Agreement all of the vendors right title and interest in and to any and all employment agreements, non-competition agreements and confidentiality agreements which it may have with its employees shall be assigned to Addison York and any and all amounts which are or will become due and owing to Addison York pursuant to the terms of the Agency Agreement will immediately become due and payable

As security for the performance of the terms and conditions of the Agency Agreement the shareholders of the different vendors pledged all of their issued and outstanding capital stock in the vendors to Addison York and further provided Addison York with a directors resolution of the respective vendors authorizing the officers of Addison York to become the proper signing officers of the vendors with respect to the control of the bank accounts of the vendors. The respective pledge of shares agreements and the directors resolutions are currently being held in escrow by the firm of Demiantschuk Milley Burke &
Hoffinger and are to be released to Addison York in the event of a default of the respective Agency Agreements or to the respective vendors upon the termination of an Agency Agreement in accordance with its terms.

Since the date of the acquisition of the Vista, Johns and Vinciguerra assets Addison York has acquired its license to operate as an Insurance Brokerage in both California and Virginia. However, Addison York is still in the process of obtaining carrier appointments from the various different Insurance Companies, and given the large number of Insurance Companies this process may take some time to fully complete.

The Corporation plans to acquire additional General Insurance Brokerages over the next 12-month period depending upon its cash resources and its ability to raise additional capital to acquire Insurance Brokerages. Depending upon market conditions, the availability of other General Insurance Brokerages and the price that they are available, the Corporation's acquisition plans may change. Any further growth may require the Corporation to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

     C.   Organizational Structure

The Corporation is a General Insurance Brokerage which conducts its insurance business in Alberta, Canada, California, U.S.A and, as of September 2004,
Virginia U.S.A. In Canada it conducts its business through Anthony Clark International Insurance Brokers Ltd. and Heritage Hill Insurance Ltd., a wholly owned operating subsidiary of the Corporation. In the U.S. it conducts its business through Addison York Insurance Brokers Ltd., a wholly-owned Delaware subsidiary of the Corporation.

              -----------------------------------------------------
               Anthony Clark International Insurance Brokers Ltd.
                              (Alberta corporation)
              -----------------------------------------------------
                        |                              |
-----------------------------------         -----------------------------------
  Addison York Insurance Brokers                Heritage Hill Insurance Ltd.
           Ltd.(Delaware                             (Alberta corporation)
         corporation) 100%                                  100%
-----------------------------------         -----------------------------------

     D.   Property, Plants and Equipment

The Corporation does not own any real property but leases office space to conduct its business operations as a General Insurance Brokerage. The Corporation has a conditional operating sublease commitment for office premises in Calgary, Alberta for a term expiring July 30, 2005 at a base rent of $11,096 per month plus operating costs estimated at $9,668 per month. Heritage Hill Insurance Ltd., a wholly-owned subsidiary, also has an operating lease commitment for office premises in Calgary, Alberta, currently on a month to month basis at a base rent of $1,618 per month plus operating costs estimated at $1,602 per month. The remaining six offices operate on a month-to-month office sharing arrangement basis without formal leases. The total amount of additional month-to-month lease costs is approximately $2,500 per month in the aggregate.

In California, the Corporation's subsidiary (Addison York) has two operating leases, one in San Francisco area for a term expiring on August 31, 2005 at a rent of US$20,320 and one in the Los Angeles area for a term expiring September 30, 2004 at a rent of $2,042.

Item 5. Operating And Financial Review And Prospects

The following discussion and analysis explains trends in the Corporation's financial condition and results of operations for the three fiscal years ended March 31, 2004, 2003 and 2002. This discussion and analysis of the results of operations and financial condition of the Corporation should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. See "Special Note Regarding Forward Looking Statements". The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform to accounting principles in the United States, except as described in the notes to the Consolidated Financial Statements dated March 31, 2004, 2003 and 2002. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 19 to the consolidated financial statements and supplemental information entitled Reconciliation to United States GAAP for years ended March 31, 2004, 2003 and 2002.

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

Subsequent to March 31, 2004, the Corporation acquired a Virginia-based insurance brokerage. The results of operations included in this Item 5.A. do not incorporate the operating results of this newly-acquired brokerage and, accordingly, may not be representative of the Corporation's current or future results. See Item 5.B. Liquidity and Capital Resources, under the heading "Subsequent Events."

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

Under Section 1581, the purchase method should be used to account for all business combinations initiated on or after July 1, 2001. Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Any intangible assets acquired in a business combination completed before July 1, 2001, that do not meet the criteria for separate recognition in Section 1581, must be subsumed into goodwill.

Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Corporation adopted Sections 1581 and 3062 effective April 1, 2002. As of the date of adoption, the Corporation had previously reported an intangible asset called customer accounts in the amount of $3,085,009, and no goodwill. In accordance with the requirements of Sections 1581 and 3062, the adoption of these two Sections is not applied retroactively and the amounts presented for prior periods are not to be restated for this change. However, in accordance with the requirements of those Sections, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook
Section 1581 for recognition apart from goodwill, and whether the amortization period for acquired customer accounts continued to be appropriate. In connection with this review, the Corporation determined that it had incorrectly allocated amounts to customer accounts under superseded CICA Handbook Section 1580 for business combinations consummated prior to July 1, 2001, and that it had used an inappropriate amortization period for customer accounts.

Accordingly, in connection with the adoption of Sections 1581 and 3062, the Corporation has restated the carrying amounts of goodwill and customer accounts at April 1, 2001 in order to correct the allocation of the excess purchase price over the fair value of tangible assets acquired in business combinations completed prior to July 1, 2001, and to adjust the amortization period used in prior periods. As a result, it was determined that, in aggregate, net carrying value of $1,593,468 of customer accounts at April 1, 2001 should have been classified as goodwill under Section

1580. In conjunction with this correction, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,008,515. The future income tax liability related to customer accounts was reduced by $203,160 and the deficit was reduced by $788,113. The statement of operations and deficit for the year ended March 31, 2002 has been restated to reflect the resulting changes in depreciation, amortization and future income tax expense for that year. Depreciation and amortization has increased from $343,172 to $634,792 and future income tax recovery has increased by $78,391, resulting in an increase of $213,229 in net loss for the year ended March 31, 2002. This correction conformed the Corporation's accounting for business combinations completed prior to July 1, 2001, and the amortization of goodwill and customer accounts, under Canadian generally accepted accounting principles ("Canadian GAAP") with the accounting the Corporation had followed under United States generally accepted accounting principles ("United States GAAP"). Accordingly, there have been no changes in the reported operating results for financial position of the Corporation for United States GAAP purposes (see note 19).

The Corporation conducted a transitional goodwill impairment test as at April 1, 2002, the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it has one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over periods ranging from ten to seventeen years. The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. If there are indications that the carrying value is impaired the Corporation compares the carrying value of its customer accounts to the estimated undiscounted cash flow generated from those assets. If this assessment indicates that the carrying value of the asset may not be recoverable, the carrying value is then compared to the estimated fair value of the customer accounts. Any impairment identified through this assessment will require that the carrying value of related customer accounts be written down to their estimated fair value

As a result of the adoption of the new standard for accounting for goodwill and other intangible assets and the correction of allocation of purchase price and amortization periods discussed above, the previous differences between Canadian and United States GAAP that existed for the Company's accounting for goodwill and customer accounts has been eliminated.

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

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. During the twelve months ended March 31, 2004, 334,411 stock options were issued. Had we determined compensation cost in the year ended March 31, 2004 based on the fair value at the grant date for its stock options, $152,288 (2003 - $24,954) would have been recorded using the Black Scholes option pricing model with the weighted-average assumptions of a risk free interest rate of 2.6%, volatility of 64%, expected option life of 5 years, and zero dividend yield.

Effective  April 1, 2004, the  Corporation has adopted the revised CICA Handbook
Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees. 520,000 stock options were issued during the six months ending September 30, 2004 and an amount of $411,275 was booked as a non-cash stock based compensation expense. These options were granted with an exercise price ranging $1.10 - $1.25 per share and vested immediately. The options expire in five years.

For United States GAAP purposes, the Company follows the intrinsic method of accounting for stock-based compensation, in accordance with APB 25. In 2004, $7,713 (2003 - $7,713; 2002 - $84,411) was recorded as compensation expense for stock options issued to directors, officers and employees.

Income Taxes

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

At March 31, 2004, the Corporation had future tax assets of $583,400, against which a valuation allowance of $352,100 has been provided for. The recoverability of the remaining future tax asset carrying value of $231,300 is dependent upon the Corporation's ability to generate sufficient taxable income to absorb the related deductible amounts.

     A.   Operating Results

US Acquisitions

During the year ending March 31, 2004, the Corporation, by way of its wholly owned United States subsidiary, Addison, acquired the net assets of two California insurance brokerages doing business as "Vista International Insurance Brokers" and "Johns Insurance Agency, Inc." for initial aggregate consideration of $8,600,642 (US$6,516,545), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time.

The initial purchase price for the Vista brokerage of $6,117,633 (US$4,626,707) was satisfied by Addison paying $2,189,129 (US$1,656,173) to the vendors and $168,489 (US$125,917) for legal and other fees and issuing to the vendors a $3,760,015 (US$2,844,617) promissory note (the "Vista Note"). The Vista Note bears interest at 7% per annum and is repayable over 10 years in equal monthly installments of US$40,812, including interest and is secured by a general security agreement of Addison. The note payable to the vendors of the Vista assets had a principal amount of $4,646,127 (US$3,515,000) bearing interest at 7%. That note has been discounted to $3,760,015 (US$2,844,617) to reflect the fair value of the note based upon the market value rate for a similar note of 12%.

The initial purchase price for the Johns brokerage of $2,483,009 (US$1,891,672) was satisfied by Addison paying $2,064,023_ (US$1,572,469) to the vendor and $189,651 (US$144,484) for legal and other fees and issuing to the vendor a $229,335 (US$174,719) promissory note (the "Johns Note"). The Johns Note is non-interest bearing and unsecured. It is repayable on December 31, 2004.

The initial purchase price is subject to adjustment based on the twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

In aggregate, as a result of the above transactions, the net assets acquired were as follows:

Net assets acquired:

     ----------------------------------------------------------------------------------------------------
                                                         Vista             Johns               Total
     ----------------------------------------------------------------------------------------------------
     Customer accounts                                 $ 2,481,432       $ 1,372,120        $ 3,853,552
     Computer systems and office equipment                 136,706            45,941            182,647
     Non-competition agreements                            523,992           179,826            703,818
     Goodwill                                            3,038,638           885,122          3,923,760
     Long-term debt (capital lease)                        (63,135)               --            (63,135)
     ----------------------------------------------------------------------------------------------------
                                                       $ 6,117,633       $ 2,483,009        $ 8,600,642
     ----------------------------------------------------------------------------------------------------
     Consideration paid:
     ----------------------------------------------------------------------------------------------------
     Cash                                              $ 2,357,618       $ 2,253,674        $ 4,611,292
     Long-term debt                                      3,760,015           229,335          3,989,350
     ----------------------------------------------------------------------------------------------------
                                                       $ 6,117,633       $ 2,483,009        $ 8,600,642
     ----------------------------------------------------------------------------------------------------

The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years, respectively for the Vista and John's agencies, their estimated useful lives.

Revenues and expenses for California, U.S.A. acquisitions have been included in the current fiscal year from the closing date of the acquisitions (Vista - October 17, 2003 and Johns - November 6, 2003) and thus reflect results for only part of the year. The Corporation's revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

Revenues

The Corporation's revenue increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Corporation's revenue increased to $5,175,072 for the year ended March 31, 2003 from $4,449,628 for the year ended March 31, 2002 primarily due to a combination of an increase in revenues due to new business commissions generated and premium increases (approximately $656,000), a decrease in interest revenue (approximately $48,000), a net increase in other revenues (approximately $117,000, primarily due to an increase in one-time revenue of $151,000 and a decrease in contingent commissions of approximately $34,000). This translates into an increase in insurance policy premiums being processed from approximately $32,000,000 for the year ended March 31, 2002 to approximately $37,000,000 in insurance premiums for the year ended March 31, 2003.

Contingent commissions are commissions paid to the Corporation by Insurance Companies based upon volume, growth and/or profitability of business placed with such Insurance Companies by the Corporation.

Expenses

Salaries and wages increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000). Salaries and wages have increased to $3,165,924 for the year ended

March 31, 2003 from $2,560,844 for the year ended March 31, 2002 primarily due to the salaries and wages of the new business generated (approximately $429,000) and due to adjustments to administrative wages and positions added (approximately $176,000).

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions. Rent increased to $283,242 for the year ended March 31, 2003 from $263,380 for the year ended March 31, 2002 primarily due to base rent increases (approximately $30,000) and decreases in operating cost adjustments (approximately $10,000).

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000), decrease in operating costs of the website and computer maintenance costs (approximately $36,000), and decrease in other expenses primarily related to acquisition identification (approximately $102,000). General and administrative expenses decreased to $1,135,956 for the year ended March 31, 2003 from $1,180,375 for the year ended March 31, 2002 primarily due to a reduction in website operating costs (approximately $118,000), net increase in operating costs (approximately $43,000), increase in costs related to financing and acquisition research (approximately $63,000), and reduction in investor relations costs ($32,000).

Legal judgement expense of $522,619 was recorded in the year ended March 31, 2004. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. Subsequent to year-end, the Corporation reached a settlement for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

Foreign currency loss

Foreign exchange gain for the year ended March 31, 2004 was $0 against a loss of $37,172 in the year ended March 31, 2003. The gain resulted due to the strength of Canadian Dollar against the US Dollar. Foreign currency loss increased to $37,172 for the year ended March 31, 2003 from $0 for the year ended March 31, 2002. The foreign currency loss resulted from the consolidation of the US subsidiary in the fiscal year ending March 31, 2003. The accounts of integrated foreign operations are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at rates prevailing at the balance sheet date, and non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Translation gains and losses are recognized in earnings. Effective October 17, 2003, the Corporation adopted the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Translation gains or losses are shown as a separate component of shareholder's equity. The change in the method of translation was necessitated due to Addison acquiring the net assets of two California insurance brokerages (note 3).

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a non-Generally Accepted Accounting Principles measure and represents earnings before interest, depreciation and amortization (non-cash expenses) and income taxes. The Corporation's EBITDA decreased from $552,778 for the year ended March 31, 2003 to $258,502 for the year ended March 31, 2004 primarily due to the legal judgement ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004. The Corporation's EBITDA increased from $445,029 for the year ended March 31, 2002 to $552,778 for the year ended March 31, 2003 primarily due to increased new business commission and the related increases in salaries and wages, and the reduction to website operating costs. EBITDA as a percentage of revenue increased from 10% for the year ended March 31, 2002 to 10.7% for the year ended March 31, 2003.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings (loss) below.

Years ended March 31,                                 2004           2003          2002         2001(1)      2000(1)
                                                                                (restated)    (restated)    (restated)
OPERATIONS
Revenue                                           $ 7,469,559    $ 5,175,072   $ 4,449,628   $ 3,894,115   $ 3,509,671
Earnings before the following (EBITDA)                258,502        552,778       445,029       251,034       684,658
Interest and Financing Costs                         (941,153)      (285,720)       (9,540)       (9,614)       (5,191)
Depreciation and amortization                        (481,025)      (609,546)     (634,886)     (438,133)     (376,740)
Income Taxes (expense) recovery                       112,178        (13,313)       67,561       206,657      (374,115)
Net (Loss) Earnings                               $(1,051,498)   $  (355,801)  $  (131,836)  $     9,944   $   (71,388)


Interest and Financing Costs
                                                                                    2004           2003          2002
      Canadian operations:
      Interest and financing costs on Paragon term loan repaid (note
      10(b))                                                                   $ 274,866      $      --       $    --
      Interest and financing costs on long-term debt                                  --         10,961         6,435
      Interest on obligations under capital lease                                  1,701          1,870         3,105
      ----------------------------------------------------------------------------------------------------------------
                                                                                 276,567         12,831         9,540
      US operations:
      Interest and financing costs on Textron terminated debt financing
      (note 10(a))                                                               424,401        272,889            --
      Interest and financing costs on long-term debt                             237,631             --            --
      Interest on obligations under capital lease                                  2,554             --            --
      ----------------------------------------------------------------------------------------------------------------
                                                                                 664,586        272,889            --
      Total interest and financing costs                                       $ 941,153      $ 285,720       $ 9,540


Depreciation and Amortization

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to business combinations, goodwill and other intangible assets and purchase price adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814(2003 - $0) relating to US acquisitions.

Depreciation and amortization increased to $609,546 for the year ended March 31, 2003 from $634,792 for the year ended March 31, 2002 primarily due to the write down of website development costs ($210,200), the change in accounting policy related to business combinations, goodwill and other intangible assets, and the purchase adjustments part way through the prior year.

Net loss and loss per Common share

                                                                2004             2003           2002
                                                                                             (restated)
    Net loss                                                $(1,051,498)      $(355,801)      $(131,742)

    Loss per Common Share, basic and diluted:               $     (0.14)      $   (0.05)      $   (0.02)

Net loss for the year ended March 31, 2004 increased by $695,697 mainly due to a legal judgment of $522,619 and an increase in interest and financing costs of $655,433, offset by a decrease in depreciation and amortization of $128,521 and a decrease in future income tax expenses of $125,491. Net loss as a percentage of revenue has increased from 6.89% for the year ended March 31, 2003 to 14.1% for the year ended March 31, 2004.

Net loss for the year ended March 31, 2003 was $355,801 compared to net loss of $131,742 for the year ended March 31, 2002 due to an increase in interest and financing costs of $276,180. Net loss as a percentage of revenue was 6.89% for the year ended March 31, 2003 compared to net loss of 2. 96% for the year ended March 31, 2002.

     B.   Liquidity and Capital Resources

At March 31, 2004, the Corporation had working capital of $2,052,673 and long-term debt outstanding of $8,014,044. At March 31, 2003 the Corporation had working capital of $3,910,863 and long-term debt outstanding of $17,624. The Corporation's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $1,858,190 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334),goodwill ($3,884,353), and other intangible assets ($663,551), long-term debt ($7,996,420) related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006 and a cumulative translation adjustment of $845. The Corporation's balance sheet as at March 31, 2003 as compared to March 31, 2002 primarily reflects a reduction in working capital, represented by current assets less current liabilities. Major items accounting for the reduction in working capital (approximately $353,000) relate to reduction of long-term debt and costs incurred for the new financing arranged.

The working capital ratios (current assets/current liabilities) were 1.95:1 as at March 31, 2004 and 4.68:1 as at March 31, 2003. The long-term portion of long-term debt was $8,014,044 as at March 31, 2004 and $17,624 as at March 31, 2003. Accordingly, the debt to equity ratios (long-term debt/shareholders' equity) were 1.23 as at March 31, 2004 and 0.002 as at March 31, 2003.
Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgement ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement. Shareholders' equity decreased from $7,592,235 as at March 31, 2002 to $7,236,434 as at March 31, 2003 primarily due to the correction in accounting policy for goodwill and other intangible assets and the current year loss.

Cash and cash equivalents decreased $2,043,751 in the year ending March 31, 2004 due to negative cash flow from operating and investing activities, partially offset by positive cash flow from financing activities. Operating activities generated negative cash flow due to legal judgement of $522,619 and higher interest and financing costs. Cash flow from investing activities was negative, as cash was used primarily to acquire new brokerages ($4.6 million) and computer systems and office equipment ($66,230). Cash flow from financing activities provided positive cash flow of $3.5 million mainly due to a private placement of $314,006 and Oak Street debt financing ($4.4 million), partially offset by $655,274, deposited as collateral to the Oak Street debt financing, and $557,324 paid for deferred financing costs.

As at March 31, 2004, the Corporation had contractual and long-term obligations as set forth in Item 5.F.

The Corporation does not currently enter into any financial instruments for hedging purposes.

Financing Arrangements and Acquisitions

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement between Addison and Textron and released all security documents. During the year ended March 31, 2004, the total interest and financing costs expensed for the Textron loan was $424,401 (2003 - $272,899).

On March 22, 2004, the Corporation closed a US$5,000,000 debt financing arrangement with Oak Street Funding LLC ("Oak Street") whereby Oak Street will provide a US$5,000,000 reducing revolving line of credit ("the "Oak Street Facility") to Addison. The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of August 31, 2004 the Corporation has drawn $4,586,749 (US$3,500,000) of the US$3,985,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison or the Corporation and insurance companies having a rating by A.M. Best Company (a rating agency) of B and above. The Oak Street Facility has an interest rate of prime rate plus 8.0% per annum, with interest only payments for two years following the date of closing ("Pre-Amortization Period"). After the Pre-Amortization Period, the Corporation shall pay equal monthly installments of principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over 60 month period. The Pre-Amortization Period may be extended for up to three additional one year periods with the consent of Oak Street. The Facility is secured by the general security agreement of Addison and, has been guaranteed by the Corporation. Oak Street, will have a first priority security interest in the assets of Addison and the Corporation, other than any collateral subject to certain liens from approved future financings. The Oak Street Facility requires the Corporation to deposit a minimum balance of $655,274 (US$500,000) as collateral in the bank designated by Oak Street and maintain a minimum balance of US$500,000 in the collateral account at all times. On the closing date, the Corporation deposited US$500,000 with Bank One, N.A. The Oak Street Facility is required to be used for (i) to refinance an existing senior credit facility, (ii) to make permitted acquisitions, (iii) to acquire equipment in the ordinary course to expand its business, (iv) to fund reasonable working capital needs associated with permitted acquisitions, and (v) for such other purposes as may be approved in writing by the lender. In connection with this financing, the Corporation incurred US$401,000 (CDN $525,310) of costs, of which US$55,200 was paid subsequent to the year-end. These amounts are being amortized on a straight-line basis over five years, amortization for the period ending March 31, 2004 was $2,301 (US$1,732).

In addition, Addison issued the Vista Note and the Johns Note in connection with the acquisition of the Vista and Johns brokerages in California, and will be required to make an additional payment to the vendor of the Vista brokerage based on earned commissions. See Item 5.A. under "US Acquisitions".

Subsequent Events

Subsequent to March 31, 2004, the Corporation received regulatory approval from the Toronto Stock Exchange to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To July 31, 2004, the Corporation has not repurchased any of its shares.

On June 14, 2004, the Corporation closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula to Addison. The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. As of September 25, 2004 the Corporation has drawn US$2,780,000 of the US$7,500,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements between Addison and insurance companies having a rating by A.M. Best Company of B and above. The FCC Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period. The FCC Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in Addison. Pursuant to the FCC Facility, FCC, will have: (i) a first priority security interest in the assets of Addison which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of Addison and the Corporation. The FCC Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions. As at August 31, 2004 the Corporation had incurred US$371,095 of costs related to this financing, of which US$354,703 had been paid after year-end. These amounts will be amortized on a straight-line basis over five years. No amortization has been booked for the year ended March 31, 2004.

The Corporation is in non-compliance of certain financial covenants prescribed in the loan agreements with its senior lenders. The financial covenants relate to maintenance of a certain level of tangible net worth (TNW), minimum interest coverage ratio (MICR) and a minimum ratio of total liabilities to TNW. The lenders have agreed to waive the Corporation's non-compliance of these covenants to September 30, 2004 and the Corporation is in discussions with the lenders to alter or replace these covenants by amendment to loan agreements with those that can be reasonably maintained by the Corporation. At this time, no agreement has been reached with the lenders to amend the loan agreements. The Corporation expects to continue to be in non-compliance of these covenants for the foreseeable future until an agreement has been reached with the lenders to amend the loan agreements. The Corporation anticipates that it will be able to obtain further waivers or amendments of the Corporation's financial covenants from its lenders but this cannot be guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. Due to this uncertainty, the Corporation has at September 30, 2004 reclassified the full amount of its long-term debt as current, in compliance with Canadian accounting standards for long-term debt with covenant non-compliance. This reclassification appears on the Corporation's interim balance sheet at September 30, 2004, which has been filed in Canada and will be submitted on a Form 6-K pursuant to Rule 13a-16. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders is not determinable at this time.

Legal judgement expense of $522,619 was recorded in the year ended March 31, 2004. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. Subsequent to year-end, the Corporation reached a settlement for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000
(US$6,000,000) to the vendors at closing and issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement of Addison. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see below) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. Except as specifically noted, the information in this Annual Report does not reflect the purchase of Al Vinciguerra

On August 31, 2004, the Corporation obtained US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US$3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the assets of Al Vinciguerra Ltd. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Corporation to make monthly interest only payments until 2008. The principal amount is due September 1, 2008. The Emmett Facility is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement.

On August 31st, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street Funding LLC and FCC LLC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

Effective October 1, 2004, the Government of Alberta passed Bill 53, the Automobile Reform Act relating to private passenger vehicles only. There is a maximum premium set for Liability and Accident Benefits depending on the territory the automobile is driven called the "Grid". Should the previous method of developing premium exceed the "Grid" premium set by the Government, then the only criteria that can be considered when establishing the premium for Automobile Liability and Accidents benefits are driving experience, loss history, conviction history and territory driven. If the premium is below the "Grid" then the previous method of establishing premiums will be used, which in addition to the above will include use of vehicle, age, sex and marital status of the driver. The physical damage also takes into consideration the type and value of vehicle. It is estimated that 80% of actual Province of Alberta drivers will continue to be rated based on the pre-grid methodology. It is expected that young drivers, facility association type risks and non-standard exposures will benefit most from the new system created by the Government of Alberta. The impact of this legislation cannot be estimated at this time.

Additional Financing

Provided  that  the   Corporation's   lenders  do  not  accelerate  any  of  the
Corporation's outstanding debt and the Corporation does not complete any additional acquisitions, the Corporation believes that its existing working capital and cash flows from operations will be sufficient to meet the Corporation's working capital needs for at least the next 12 months, after which the Corporation will require additional debt or equity financing. Additional financing may be required prior to such time if the Corporation identifies additional acquisition targets, or if the Corporation's revenues are less than, or its expenses are greater than, expected. The Corporation's working capital and cash flows from operations are not currently sufficient to pay its obligations under its existing long-term debt when such debt becomes due. Accordingly, the Corporation anticipates it will in the future need additional financing in order to refinance or repay such debt. In addition, at September 30, 2004, the Corporation was in non-compliance with certain covenants in its long-term borrowing agreements. The Corporation expects that these covenants will be in continuous non-compliance pending their replacement or revision.. If the Corporation is unable to or does not regain compliance with or amend these covenants, the Corporation's financing needs may be accelerated. The Corporation may seek additional financing by issuing debt, Common Shares, or other types of securities in private placements or public offerings. There can be no assurance that additional financing will be available to the Corporation when required on favorable terms, if at all.

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

     E.   Off-Balance Sheet Arrangements

None.

     F.   Tabular Disclosure of Contractual Obligations

The following table sets forth the Corporation's future contractual and long-term obligations as at March 31, 2004:

                                                      Less than          1 - 3           3 - 5        More than
Contractual Obligations                    Total         1 Year          Years           Years          5 years
----------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                 62,878         38,308         24,570               -                -
Operating Lease Obligations              845,551        627,869        217,682               -                -

Long-term obligations
Kabaker Family Trust                   3,620,895        218,170        522,855         663,887        2,215,983
Johns Insurance Agency, Inc.             228,969        228,969              -               -                -
Oak Street                             4,586,749              -        712,278       1,707,015        2,167,456
----------------------------------------------------------------------------------------------------------------

Item 6.  Directors, Senior Management and Employees

     A.   Directors and Senior Management

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive officer of the Company are as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                                                     Date First
Name, Municipality of                                                                                Elected or
Residence and Office or                                                                              Appointed as a
Position Currently Held         Age   Principal Occupation For The Past Five Years                   Director
----------------------------------------------------------------------------------------------------------------------
Primo Podorieszach              47    April 1996 to Present: President of the Corporation            April 1, 1996
Kamloops, British Columbia            (post-amalgamation); President of Anthony Clark
President, Chief Executive            International Insurance Brokers Ltd. (Pre-amalgamation)
Officer and Director
----------------------------------------------------------------------------------------------------------------------
Tony Consalvo                   43    April 1996 to Present: General Manager and Chief Operating     April 1, 1996
Calgary, Alberta                      Officer of the Corporation (post amalgamation)
Chief Operating Officer and
Director
----------------------------------------------------------------------------------------------------------------------
Douglas Farmer(1)(2)            45    Since February 1, 2000, Branch Manager, First National         September 24,
Calgary, Alberta                      Financial Corp.; From 1992 to January 31, 2000, Branch         1998
Director                              Manager, Prairie Region for Sun Life Trust
----------------------------------------------------------------------------------------------------------------------
Thomas Milley (2)               43    Barrister & Solicitor; Partner, Demiantschuk, Milley, Burke    June 30, 1999
Calgary, Alberta                      & Hoffinger since 1993; Formerly Chairman of the Board of
Director                              International Datashare Corporation (1996-2000)
----------------------------------------------------------------------------------------------------------------------
Joseph P. Giuffre               46    Barrister & Solicitor, Partner - Axium Law Group LLP since     February 9, 2000
Vancouver, British Columbia           January 1, 2004; Barrister & Solicitor; Partner, Gowling
Director and Secretary                Lafleur Henderson LLP April 1, 2000 - December 2003;
                                      formerly Partner, Montpellier McKeen Varabioff, Talbot &
                                      Giuffre from July 1, 1996 to April 1, 2000
----------------------------------------------------------------------------------------------------------------------
Shelley Samec(3)                40    1998 to Present: Chief Financial Officer of the Corporation    N/A
Calgary, Alberta                      (post amalgamation); April 1996 to 1998: Controller of the
Chief Financial Officer               Corporation (post amalgamation)
----------------------------------------------------------------------------------------------------------------------
Patti Runnalls(1)               40    1995 - Present: Controller for Onyx Energy Inc.                July 7, 2004
Calgary, Alberta
Director
----------------------------------------------------------------------------------------------------------------------
Normand Cournoyer(1)            54    Independent Insurance Consultant from July 2003 to July        August 16, 2004
Calgary, Alberta                      2004; Assistant Vice-President, Business Development Western
Director                              Canada of Allianz Canada, from 1998 to April 2003.
----------------------------------------------------------------------------------------------------------------------
Mahesh Bhatia(4)                45    Interim Chief Financial Officer - August 2004 to present.      N/A
Calgary, Alberta                      Independent consultant from February 2003 - Present; Nov
Interim Chief Financial               2000 - January 2004, Corporate Controller, Proprietary
Officer                               Industries Inc., public company listed on Toronto Stock
                                      Exchange; Oct 1998 - Oct 2000, Sr. Coordinator, Financial
                                      Reporting, ICG Propane Inc.
----------------------------------------------------------------------------------------------------------------------

(1) Ms Runnalls, and Messrs. Farmer and Cournoyer are the members of the Corporation's Audit Committee.

(2)  Messrs. Farmer and Milley are members of the Compensation Committee.

(3)  Ms. Samec has been on maternity leave since March 1, 2004.

(4) Mahesh Bhatia joined the Corporation as a consultant on January 15, 2004 and was subsequently appointed as interim Chief Financial Officer on August 16, 2004.

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

Joseph P. Giuffre - Director and Secretary; Mr. Giuffre is a Partner of the British Columbia law firm Axium Law Group, carries on a diverse commercial and business law practice with emphasis in the area of securities law, acquisitions and mergers, corporate reorganizations and public and private securities offerings.

Thomas Milley - Director; Mr. Milley is a Partner of the law firm Demiantschuk, Milley, Burke & Hoffinger. He has served on a number of boards of public and private companies focussed principally in the high tech sector. He was formerly chairman of the board of International Datashare Corporation, a TSX listed company. He is also a director of ILI Technologies Corp.

Patti Runnalls - Director; Ms. Runnalls is a Chartered Accountant and Controller of Onyx Energy Inc. Ms. Runnalls has extensive knowledge and experience in the areas of finance, corporate strategy, and general business operations.

Normand Cournoyer - Director; Mr. Cournoyer is an independent insurance consultant and has over 20 years of experience in the insurance industry.

Shelley Samec - Chief Financial Officer; Ms. Samec is a Chartered Accountant and has been the Controller of the Corporation since 1993 and in 1998 she became the Corporation's Chief Financial Officer. Ms. Samec has extensive accounting and insurance industry experience. Ms. Samec has been on maternity leave since March 1, 2004.

Mahesh Bhatia - Interim Chief Financial Officer; Mr. Bhatia joined the Corporation as a consultant in January 2004 and was appointed interim Chief Financial Officer on August 16, 2004. Mr. Bhatia is a Chartered Accountant (India) and has extensive accounting and public company experience. He has been working as an independent consultant since February 2003 and prior to that worked as a Corporate Controller of Proprietary Industries Inc., a public company involved in real estate, hospitality, golf and mining. From Oct 1998 - Oct 2000, he worked as a Sr. Coordinator, Financial Reporting in ICG Propane Inc., a propane gas distribution company.

     B.   Compensation

The aggregate amount of compensation paid by the Company and its subsidiaries during the fiscal year ended March 31, 2004 to officers and directors, as a group, for services in all capacities was $183,772 as compared to $197,500 at March 31, 2003. The Company does not set aside or accrue funds to provide pension, retirement or similar benefits for officers and directors of the Company.

"Named Executive Officer" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), regardless of the amount of compensation of that individual, and the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as such at the end of the most recently completed fiscal period, whose total salary and bonus during the most recent fiscal year end was $150,000 or more, whether or not they were executive officers at the end of the fiscal year.

The Corporation currently has two Named Executive Officers, Primo Podorieszach and Shelley Samec. The following table sets forth the compensation awarded, paid to or earned by the Corporation's Named Executive Officers during the financial years ended March 31, 2002, 2003 and 2004.

         Summary Compensation Table
-------------------------------------------------------------------------------------------------------------------

                            Annual Compensation                         Long Term Compensation
-------------------------------------------------------------------------------------------------------------------

                                                                           Awards            Pay-outs
-------------------------------------------------------------------------------------------------------------------

Name and           Year(1)  Salary       Bonus       Other       Securities    Restricted      LTIP         All
Principal                    ($)          ($)        Annual        Under       Shares or     Pay-outs      Other
Position                                             Compen-      Options/     Restricted      ($)         Compen-
                                                     sation($)      SARs         Share                     sation
                                                                  granted        Units                       ($)
                                                                    (#)           ($)
-------------------------------------------------------------------------------------------------------------------
Primo              2004     $100,000      Nil         Nil         143,837/0       N/A           N/A         Nil
Podorieszach       2003     $100,000      Nil         Nil         Nil             N/A           N/A         Nil
President          2002     $ 70,000      Nil         Nil         25,000/0        N/A           N/A         Nil
& Chief
Executive Officer
-------------------------------------------------------------------------------------------------------------------

Shelley Samec      2004     $ 77,917      Nil      $5,855(3)      13,017/0        N/A           N/A         Nil
Chief Financial    2003     $ 85,000    $12,500        --         Nil             N/A           N/A         Nil
Officer(2)         2002     $ 78,750         --    $5,385(3)      55,000/0        N/A           N/A         Nil
-------------------------------------------------------------------------------------------------------------------
(1)  Fiscal years ended March 31, 2004, 2003 and 2002.
(2)  Ms. Samec is on temporary leave.
(3)  Paid in lieu of vacation time

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the fiscal year ended March 31, 2004.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2004.

Option Grants in Last Fiscal Year

The following tables sets forth information concerning grants of stock options during the financial year ended March 31, 2004 to the Named Executive Officers of the Company:

--------------------------------------------------------------------------------------------------------------------
                                                                               Market Value of
                                                                                 Securities
                             Securities        % of Total                        Underlying
                                Under       Options Granted   Exercise or     Options/SAR's on
                            Options/SAR's   to Employees in    Base Price       Date of Grant          Expiration
Name                         Granted (#)    Fiscal Year (1)   ($/Security)       ($/Security              Date
--------------------------------------------------------------------------------------------------------------------
Primo Podoreiszach            143,837            45%             $0.81               $0.80           August 29, 2008
--------------------------------------------------------------------------------------------------------------------
Shelley Samec                  13,017             4.1%           $0.81               $0.80           August 29, 2008
--------------------------------------------------------------------------------------------------------------------
(1)  Percentage of all of the  Corporation's  options  granted during the fiscal year ended March 31, 2004.


Aggregated  Option  Exercises  in Last  Fiscal Year and Fiscal  Year-End  Option
Values

As no stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2004, the following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

-------------------------------------------------------------------------------------------------------------------
                                                                                               Value of Unexercised
                                                                       Unexercised Options     In-the-Money Options
                                                                        at Fiscal Year-End     at Fiscal Year-End
                                Securities            Aggregate               (#)(1)                 ($)(1)
                                Acquired on             Value
                                 Exercise             Realized             Exercisable/           Exercisable/
Name                                (#)                  ($)              Unexercisable           Unexercisable
-------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                 Nil                   Nil                 483,837/-           $86,421.98(2)/Nil
-------------------------------------------------------------------------------------------------------------------
Shelley Samec                      Nil                   Nil                  88,017/-           $26,279.18(4)/Nil
------------------------------------------------------------------------------------------------------------------
(1)  As  freestanding  SARs have not been  granted,  the number of shares relate solely to stock options.

(2)  Based  on  the  closing  price  of  $1.35  for  the  common  shares  of the
     Corporation  on The  Toronto  Stock  Exchange  on March 31,  2004,  168,837
     options were  in-the-money and the net aggregate value of those options was
     $86,421.98.

(3) Based on the closing price of $1.35 for the common shares of the Corporation on The Toronto Stock Exchange on March 31, 2004, 68,017 options were in-the-money and the net aggregate value of those options was $26,279.18.

(4)  On April 12, 2004, an aggregate of 335,000 of the options held by the Named
     Executive Officers expired.


Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

Termination of Employment,  Change in Responsibilities  and Employment Contracts

Other than as described below, the Corporation has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Corporation entered into employment agreement dated April 1, 2003 (the "Agreements") with Primo Podorieszach (the "CEO") whereby, among other things, should the Corporation terminate the CEO without just cause, the CEO will receive payment equal to 300% of his then current annual base salary.

In addition, should any of the following events occur:

     (a) an adverse change in any of the current duties, powers, rights, discretion, salary or benefits of the CEO;

     (b)  a diminution of the current title of the CEO;

     (c) a change in the person or body to whom the CEO currently reports, except if such person or body is of equivalent rank or stature or such change is a result of the resignation or removal of such person or persons comprising such body, as the case may be, provided that this does not include a change resulting from a promotion in the normal course of business;

     (d) a change in the municipality at which the CEO currently carries out his terms of employment with the Corporation, without the CEO's consent, unless the CEO's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

     (e) the CEO is not nominated as a management nominee of the Board of Directors of the Corporation at a general meeting of the shareholders of the Corporation,

     (f) the CEO will be entitled to terminate his employment with the Corporation and receive a payment equal to 300% of his then current annual base salary.

The Corporation entered into an employment agreement dated September 1st, 2002 with Shelley Samec (the "CFO") whereby, among other things, should the Corporation terminate the CFO without just cause, the CFO will receive payment of 100% of her then current annual salary.

Composition of Compensation Committee

The Corporation's executive compensation program is administered by a compensation committee made up of two directors from the board of directors, Thomas Milley and Douglas Farmer. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Corporation. The Board of Directors also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans.

Report on Executive Compensation

Executive Compensation Program
------------------------------

The Corporation's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Corporation to compete for and retain executives critical to the Corporation's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Corporation to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary
-----------

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Corporation based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Annual Bonus
------------

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Corporation to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Corporation. The individual performance factor allows the Corporation to recognize and reward those individuals whose efforts have assisted the Corporation to attain its corporate performance objective.

Stock Options
-------------

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Corporation.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Corporation, a subsidiary or an affiliate in order to exercise stock options/SARs.

2004 Compensation of Senior Executive Officers
----------------------------------------------

The Compensation Committee has not yet presented its report to the Board of Directors concerning an incentive award or bonus to be paid to senior officers of the Company in respect of 2004 fiscal year. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Corporation and other relevant factors including the senior officers personal commitment and ongoing contributions in the ongoing success and development of the Corporation.

Shareholder Return Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation's common shares against the cumulative total shareholder return of The TSX Composite Index for the fiscal period commencing April 12, 1999, and ending March 31, 2004.


                  [graphical display of below-listed numbers]


---------------------------------------------------------------------------------------------------------------------
March 31                         1999           2000           2001           2002           2003           2004
---------------------------------------------------------------------------------------------------------------------
Company                        $100.00        $781.25         $368.75        $75.63         $59.38         $84.32
---------------------------------------------------------------------------------------------------------------------
TSX Composite Index            $100.00        $138.30         $112.56        $118.05        $97.27         $133.97
---------------------------------------------------------------------------------------------------------------------

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

The following stock options were granted to the Corporation's directors who are not Named Executive Officers during the fiscal year ended March 31, 2004:


---------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value of
                                            % of Total                             Securities
                                            Options/SARs                           Underlying
                      Securities Under       Granted to      Exercise or Base    Options/SARs on
                        Options/SARs        Employees in           Price        the Date of Grant
Name                     Granted (1)      Fiscal Year (2)      ($/Security)       ($/Security)(3)   Expiration Date
---------------------------------------------------------------------------------------------------------------------
Directors who are         162,557              50.9%               $0.81              $0.80         August 29, 2008
not Named Executive
Officers
---------------------------------------------------------------------------------------------------------------------
1)   As  freestanding  SARs have not been  granted,  the number of shares relate solely to stock options.

2) Percentage of all of the Corporation's options granted during the fiscal year ended March 31, 2004.

3) Market value of the Corporation's shares on August 29, 2003, being the date of grant.



     C.   Board Practices

The current Board of Directors was elected at an annual general meeting of shareholders of the Corporation held on August 16, 2004. They shall serve until the next annual general meeting or until their successors are appointed.

The Company has no director's service contracts with any director providing for benefits upon termination of employment.

The standing committees of the Board of Directors of the Corporation are the Audit Committee and the Compensation Committee. The Audit Committee of the Corporation's Board of Directors currently consists of Ms.Runnalls and Messrs. Cournoyer and Farmer. This committee is directed to review the scope, cost and results of the independent audit of the Corporation's books and records, the results of the annual audit with management and the adequacy of the Corporation's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Corporation's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Directors have historically received no remuneration for acting as members of the Audit Committee, nor are their appointments for any fixed term or subject to any specific terms of reference. However, as at August 16, 2004, audit committee members are to be paid $1,500 per audit committee meeting.

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

     D.   Employees


As of March 31, 2004, the Corporation had 60 employees, all of which were located in Alberta, Canada. There is no relationship between management and any labour unions and the management structure is typical of other General Insurance Brokerages.

In addition, as of March 31, 2004, the Corporation operated two California, U.S.A. brokerages through the vendors of those brokerages, who employed an additional 29 persons. Such persons were not employees of the Corporation.

     E.   Share Ownership

The following table sets forth, as of July 31, 2004, the number of the Corporation's Common Shares beneficially owned by (a) directors and Named Executive Officers of the Corporation, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. All of our shareholders possess the same voting rights.


--------------------------------------------------------------------------------------------------------------------
Title of Class        Name and Municipality                      Position               Amount       Percentage of
                                                                                                       Class(1)
--------------------------------------------------------------------------------------------------------------------
Common                Primo Podorieszach,                Chief Executive Officer       637,467(2)         7.4%
                      Kamloops, British Columbia               &  Director
--------------------------------------------------------------------------------------------------------------------
Common                Tony Consalvo,                     Chief Operating Officer       508,016(3)         5.9%
                      Calgary, Alberta                         &  Director
--------------------------------------------------------------------------------------------------------------------
Common                Shelley Samec,                      Chief Financial Officer       69,017(4)         0.8%
                      Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------
Common                Thomas Milley,                             Director               86,940(5)         1.01%
                      Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------
Common                Douglas Farmer,                            Director              133,740(6)         1.6%
                      Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------
Common                Joseph P. Giuffre,                   Secretary & Director        135,640(7)         1.6%
                      Vancouver, British Columbia
--------------------------------------------------------------------------------------------------------------------
Common                Patti Runnalls,                            Director                 Nil               -
                      Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------
Common                Directors and Officers as a                                    1,570,820(8)        18.2%
                      group (7 persons)
--------------------------------------------------------------------------------------------------------------------
(1)  As of July 31, 2004 there were 7,955,153  common shares of the  Corporation issued  and  outstanding.  Percentage  of class is based on the  number  of shares  beneficially  owned by the  individual (or group,  if  applicable), divided by the sum of 7,955,153  plus any shares  subject to stock  options exercisable by such individual (or group) within 60 days of July 31, 2004.

(2) Includes 168,837 shares subject to stock options exercisable within 60 days of July 31, 2004.

(3) Includes 168,837 shares subject to stock options exercisable within 60 days of July 31, 2004.

(4) Includes 68,017 shares subject to stock options exercisable within 60 days of July 31, 2004.

(5) Includes 81,240 shares subject to stock options exercisable within 60 days of July 31, 2004.

(6) Includes 81,240 shares subject to stock options exercisable within 60 days of July 31, 2004.

(7) Includes 110,640 shares subject to stock options exercisable within 60 days of July 31, 2004.

(8) Includes 658,811 shares subject to stock options exercisable within 60 days of July 31, 2004.

Director and Employee Stock Option Grants

Stock options to purchase Common Shares from the Corporation are granted to directors, officers, employees and consultants of the Corporation on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada. The Corporation has adopted a formal written stock option plan (the
"Plan") which authorizes 1,309,811 shares available for the grant of stock options under the Plan. Under the plan, options expired or cancelled will be available for future issuances.

Under the Plan, the Board of Directors of the Corporation may from time to time grant to the directors, officers, employees or consultants of the Corporation (the "Eligible Persons") and its associated, affiliated, controlled and subsidiary companies, as the Board of Directors shall designate, the option to purchase from the Corporation such number of its Common Shares as the Board of Directors may designate. Options may be granted on authorized but unissued Common Shares up to but not exceeding the number reserved for issuance under the Plan. The total number of Common Shares to be optioned to the insiders under the Plan may exceed 10% of the outstanding issue (determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one year period). In addition, within a one year period, directors and senior officers may receive Common Shares issued pursuant to share compensation arrangements that exceed 10% of the outstanding issue and the issuance to any one insider or such insider's associates may exceed 5% of the outstanding issue. The purchase price per Common Share for any option granted under the Plan shall not be less than the closing price of the Corporation's shares on the TSX on the trading day immediately preceding the date of grant. Options shall be granted under the Plan pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

all options granted shall be non-assignable;

an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

no financial assistance will be provided with respect to the exercise of stock options.

As of July 31, 2004, 788,811 options were outstanding under the Plan.

Director and Employee Stock Option Grants

The names and titles of the directors and Named Executive Officers of the Corporation to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at July 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

-------------------------------------------------------------------------------------------------------------------
                                                                                              Total Outstanding
                                                                                                  Options at
                                          Total                                                31-July-2004 to
                                         Options         Exercise          Expiration        Directors and Officers
Name and titles of Optionees             Granted           Price              Date             of the Corporation
-------------------------------------------------------------------------------------------------------------------
Primo Podorieszach, President,            25,000           $1.00          Oct. 26, 2006              25,000
Chief Executive Officer & Director       143,837           $0.81         August 29, 2008            143,837
-------------------------------------------------------------------------------------------------------------------
Tony Consalvo, Chief Operating           100,000           $1.00          Oct. 26, 2006             100,000
Officer & Director                        68,837           $0.81         August 29, 2008             68,837
-------------------------------------------------------------------------------------------------------------------
Shelley Samec, Chief Financial            55,000           $1.00          Oct. 26, 2006              55,000
Officer                                   13,017           $0.81         August 29, 2008             13,017
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                              Total Outstanding
                                                                                                  Options at
                                          Total                                                31-July-2004 to
                                         Options         Exercise          Expiration        Directors and Officers
Name and titles of Optionees             Granted           Price              Date             of the Corporation
-------------------------------------------------------------------------------------------------------------------
Thomas Milley, Director                   25,000           $1.00          Oct. 26, 2006              25,000
                                          31,240           $0.81         August 29, 2008             31,240
-------------------------------------------------------------------------------------------------------------------
Douglas Farmer, Director                  55,000           $1.00          Oct. 26, 2006              55,000
                                          31,240           $0.81         August 29, 2004             31,240
-------------------------------------------------------------------------------------------------------------------
Joseph P. Giuffre, Secretary &            14,400           $4.80          Feb. 28, 2005              14,400
Director                                  65,000           $1.00          Oct. 26, 2006              65,000
                                          31,240           $0.81         August 29, 2008             31,240
-------------------------------------------------------------------------------------------------------------------
Total                                    658,811                                                    658,811
-------------------------------------------------------------------------------------------------------------------


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

As at July 31, 2004, to the best of the Company's knowledge, the registered shareholders of more than 5% of the issued shares of the Company were:

-------------------------------------------------------------------------------------------------------------------
                              Number of Shares as of        Number of Shares as at       Percentage of Issued(5)
     Shareholder Name              July 31, 2004                July 31, 2003           Shares as of July 31, 2004
-------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                  637,467(1)                     808,630                         7.4%
-------------------------------------------------------------------------------------------------------------------
Shelley Podorieszach                501,710(2)                      68,280                         5.8%
-------------------------------------------------------------------------------------------------------------------
Susan Podorieszach                  453,641(3)                      75,260                         5.3%
-------------------------------------------------------------------------------------------------------------------
Tony Consalvo                       508,016(4)                     544,179                         5.9%
-------------------------------------------------------------------------------------------------------------------

--------------------------- ---------------------------- ----------------------------- -----------------------------
(1)  Includes 168,837 shares subject to stock options exercisable within 60 days of July 31, 2004.

(2)  Such shares were  transferred to Ms.  Podorieszach  from her spouse,  Peter
     Podorieszach, during 2004.

(3)  Such shares were  transferred  to Ms.  Podorieszach  from her spouse,  John
     Podorieszach, during 2004.

(4) Includes 168,837 shares subject to stock options exercisable within 60 days of July 31, 2004.

(5) As of July 31, 2004 there were 7,955,153 common shares of the Corporation issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 7,955,153 plus any shares subject to stock options exercisable by such individual (or group) within 60 days of July 31, 2004.


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

     B.   Related Party Transactions

Other than as disclosed in Item 6, the following is a list which includes all transactions and loans since April 1, 2003 and all presently proposed transactions and loans to which the Company or any subsidiary was, is or will be a party and that are required to be disclosed under this Item 7.C.

1. On June 27, 2001, the Corporation approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Corporation to satisfy certain personal financial obligations at an interest rate equal to the variable, nominal rate per annum for Canadian dollar loans in Canada as declared by the Royal Bank of Canada, under the terms of a demand promissory note dated June 28, 2001 which provides that repayment is required upon demand by the Corporation. The loan was secured by a general security agreement that provides the Company with a security interest in all present and after-acquired property of Mr. Consalvo to secure the repayment of the $200,000 loan. As of July 31, 2004, the outstanding indebtedness has been reduced to $40,000 (As of March 31, 2003 - $40,000).

2. During the fiscal year ended March 31, 2004, the Corporation was billed $187,530 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Corporation, is a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firm from time to time.

3. During the fiscal year ended March 31, 2004, the Corporation was billed $110,766 for legal fees, disbursements and taxes by law firms in which Joseph Giuffre, a director of the Corporation, is/was a partner, for legal services rendered. The Corporation expects that it will continue to engage the law firms from time to time.

4. Subsequent to the Corporation's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison. Although such person is not a member of key management of the Corporation and is not otherwise a related party within the scope of Item 7.B, the Corporation is providing the following disclosure relating to certain transactions among Addison, DKWS and Kabaker are described below:

     a) During the year ended March 31, 2004, the Corporation paid $322,146 (US$244,872), to Kabaker Family Trust, being the monthly instalments due on the note payable, of which $222,450 (US$168,797) has been recorded as an interest expense and $99,696 (US$76,075) has been recorded against note payable.

     b) The Company holds a $196,575 promissory note issued by Kabaker Family Trust on October 10, 2003. This note is due on demand and is non-interest bearing. It is secured by a general security agreement.

     c) The Company has issued a $4,444,479 promissory note to Kabaker Family Trust. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. That note has been discounted to $3,760,015 (US$2,844,617) to reflect the fair value of the note based upon the market value rate for a similar note of 12%. The difference has been deducted from goodwill. The outstanding balance as at March 31, 2004 is $3,620,895.

     d) As at March 31, 2004, The Corporation owes $60,831 to DKWS for expenses incurred on behalf of Addison.

     e) Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues therefrom and shall pay all associated operating costs.


Item 8.  Financial Information

     A.   Consolidated Statements and Other Financial Information

Financial Statements

Included in this Annual Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

     o    Balance Sheet as of March 31, 2004 and 2003

     o Statement of Operations and Deficit for the fiscal years ended March 31, 2004, 2003 and 2002;

     o Statement of Cash Flows for the fiscal years ended March 31, 2004, 2003 and 2002; and

     o    Notes to Consolidated Financial Statements.

Legal Proceedings

The Company is aware of no pending or threatened legal or arbitration proceedings which may have or have had in the recent past significant effects on the Company's financial position or profitability (except as discussed below). The Company is aware of no material proceeding in which any director, member of senior management or affiliate of the Company is an adverse party to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Legal judgement expense of $522,619 was recorded in the year ended March 31, 2004. This judgement was made against the Corporation with respect to a previously outstanding legal proceeding. The judgement related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. Subsequent to year-end, the Corporation reached a settlement for an amount of $450,000 (including legal costs). The difference between the judgement amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

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

     B.   Significant Changes

None, except as disclosed elsewhere in this Annual Report.

Item 9.  The Offer and Listing

     A.   Offer and Listing Details

The Corporation's Common Shares without par value are issued in registered form. The transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office at Suite 600, 333, 7th Avenue S.W, Calgary, Alberta T2P 2Z1. No significant trading suspensions have occurred in the Common Shares in the last three years.

Below is a table of the high and low prices and the dates of trading or quotations on various stock exchanges or markets in which the Corporation's Common Shares are or have been traded or quoted.


------------------------------------------------------------------------------------------------------
                                Exchange High Low
------------------------------------------------------------------------------------------------------
(a)      Year Ended
------------------------------------------------------------------------------------------------------
March 31, 2000                           Vancouver Stock        $12.50                        $3.50
                                         Exchange/TSX

March 31, 2001                           TSX                    $15.00                        $5.60

March 31, 2002                           TSX                    $6.45                         $0.58
                                         OTCBB                US$4.50                       US$0.38

March 31, 2003                           TSX                    $1.69                         $0.75
                                         OTCBB                US$1.20                       US$0.25

March 31, 2004                           TSX                    $1.60                         $0.80
                                         OTCBB                US$1.30                       US$0.51

------------------------------------------------------------------------------------------------------
(b)      Quarter Ended
------------------------------------------------------------------------------------------------------
June 30, 2002                            TSX                    $1.69                         $1.21
                                         OTCBB                US$1.20                       US$0.85

September 30, 2002                       TSX                    $1.36                         $1.00
                                         OTCBB                US$0.85                       US$0.64

December 31, 2002                        TSX                    $1.05                         $0.85
                                         OTCBB                US$0.70                       US$0.25

March 31, 2003                           TSX                    $1.03                         $0.75
                                         OTCBB                US$0.685                      US$0.65

June 30, 2003                            TSX                    $1.02                         $0.80
                                         OTCBB                US$0.70                       US$0.65

September 30, 2003                       TSX                    $0.98                         $0.80
                                         OTCBB                US$0.78                       US$0.51

December 31, 2003                        TSX                    $1.60                         $1.35
                                         OTCBB                US$1.30                       US$1.01

March 31, 2004                           TSX                    $1.45                         $1.34
                                         OTCBB                US$1.10                       US$1.03

June 30, 2004                            TSX                    $1.20                         $0.93
                                         OTCBB                US$0.81                       US$0.65

------------------------------------------------------------------------------------------------------
(c)      Month Ended
------------------------------------------------------------------------------------------------------
March 31, 2004                           TSX                    $1.45                         $1.34
                                         OTCBB                US$1.10                       US$1.03

April 30, 2004                           TSX                    $1.35                         $0.95
                                         OTCBB                US$1.10                       US$0.70

May 30, 2004                             TSX                    $1.10                         $0.80
                                         OTCBB                US$0.82                       US$0.63

June 30, 2004                            TSX                    $1.20                         $0.93
                                         OTCBB                US$0.81                       US$0.65

July 31, 2004                            TSX                    $1.20                         $0.92
                                         OTCBB                US$1.00                       US$0.65

August 31, 2004                          TSX                    $1.31                         $1.31
                                         OTCBB                US$1.00                       US$1.00
------------------------------------------------------------------------------------------------------

     B.   Plan of Distribution

Not applicable.

     C.   Markets

The Corporation's Common Shares are listed on the TSX under the trading symbol "ACL" and on the OTCBB under the trading symbol "ACKBF".

     D.   Selling Shareholders

Not applicable.

     E.   Dilution

Not applicable.

     F.   Expenses of the Issuer

Not applicable.

Item 10. Additional Information

     A.   Share Capital

Not applicable.

     B.   Memorandum and Articles of Association

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

To change the rights of shareholders of stock, where such rights are attached to an issued class or series of shares, section 173(1) of the Business Corporations Act requires the consent by a separate resolution of the shareholders of the class or series of shares, as the case may be, requiring a majority of 2/3 of the votes cast by all the shareholders entitled to vote on that resolution.

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

On July 3, 2001, the Board of Directors of the Company declared a distribution of one common share purchase right (a "Right") for each outstanding Common Share. Each Right has an exercise price of $60.00, subject to adjustment (the "Exercise Price"). The description and terms of the Rights are set forth in a Shareholder Rights Plan Agreement (the "Rights Agreement") between the Company and CIBC Mellon Trust Company, as Rights Agent. Initially, the Rights will be attached to all share certificates representing Common Shares and no separate Rights certificates will be distributed. Subject to certain limitations, the Rights will detach from the Common Shares and will become exercisable after the close of business on the eighth trading day following the date of the earlier to occur of the following, which date is referred to herein as the "Separation Time":

     (a) the first date of a public announcement by the Company or by an Acquiring Person (as defined in the Rights Agreement) that such Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding voting shares of any class (other than as a result of certain reductions in the number of shares outstanding, a Permitted Bid or a Competing Permitted Bid (each as defined below), certain pro rata acquisitions, certain inadvertent acquisitions or certain Take Over Bids (as defined below) pursuant to take over bid circulars that are approved by the Board of Directors); or

     (b) the date on which any person does or first publicly announces that it intends to do any of the following: (i) commence an offer to purchase or a solicitation of an offer to sell, or (ii) accept an offer to sell, voting shares or securities convertible into voting shares (other than as a result of a Permitted Bid or a Competing Permitted Bid (each as defined below)) that would in the aggregate, if accepted, cause such person to beneficially own, together with any securities previously beneficially owned by such person, 20% or more of the voting shares of any class (a "Take Over Bid").

Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, (ii) the Rights will be evidenced by the Common Share certificates in the name of the holder and will only be transferable with such certificates, (ii) Common Share certificates issued after July 3, 2001 have contained and will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

After the Separation Time and prior to the expiry of the Rights, the Rights are exercisable and the registration and transfer of Rights will be separate from and independent of the Common Shares.

The Rights Agreement was confirmed by the Company's shareholders at the Company's 2001 annual meeting of shareholders, which was held on August 20, 2001. The Rights Agreement must be reconfirmed at each of the fourth and the seventh annual meetings following the 2001 annual meeting in order for the Rights to remain outstanding. The required vote for the Rights Agreement to be so reconfirmed is a majority of the votes cast by holders of voting shares, excluding those voting shares beneficially owned by an Acquiring Person, a person making a Take Over Bid (other than a person who has completed a Permitted Bid or a Competing Permitted Bid (each as defined below) or certain exempt acquisitions), any affiliates or associates of or persons acting jointly with such persons, and any employee benefit or similar plan or trust for the benefit of the Company's employees, unless the beneficiaries of the plan or trust direct the manner in which the voting shares are to be voted or tendered. If the Rights Agreement is not reconfirmed or is not presented for reconfirmation at either of such annual meetings, then the Rights Agreement and all outstanding Rights shall terminate on the date of the termination of such annual meeting; provided, however, that the Rights shall not terminate if a Flip-In Event (as defined below) has occurred prior to such date. Unless terminated earlier in accordance with the foregoing, the Rights Agreement and all outstanding Rights shall terminate at the close of business on July 3, 2011.

Promptly following the Separation Time, Rights certificates and a description of the rights will be mailed to holders of record of Common Shares as of the Separation Time (other than an Acquiring Person, any affiliate or associate of an Acquiring Person, any person acting in concert with any of the foregoing, any transferee of Rights, directly or indirectly, from any of the foregoing, and any person holding Rights beneficially owned by an Acquiring Person) and, thereafter, the separate Rights certificates alone will represent the Rights.

In the event that a person acquires 20% or more of the voting shares of any class of the Company, other than through certain permitted acquisitions, including a Permitted Bid (as defined below), certain pro rata acquisitions, certain reductions in the number of outstanding shares, certain inadvertent transactions or in certain Take Over Bids involving take over bid circulars that are approved by the Board of Directors (a "Flip-In Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Exercise Price, that number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having an aggregate market price equal to two (2) times the Exercise Price for an amount in cash equal to the Exercise Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person, any affiliate of associate of an Acquiring Person or any person acting jointly with any of the foregoing will be null and void.

For example, at an Exercise Price of $60.00 per Common Share issuable pursuant to the exercise of the Rights, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $120.00 worth of Common Shares for $60.00. Assuming that the Common Shares had a per share value of $4.00 at such time, the holder of each valid Right would be entitled to purchase thirty (30) Common Shares for $60.00.

A person will not trigger the exercisability of the Rights if he becomes the beneficial owner of 20% or more of the voting shares of any class as a result of a Permitted Bid (as defined below), certain reductions in outstanding shares, certain pro-rata acquisitions, certain inadvertent transactions and certain Take Over Bids involving take over bid circulars that are approved by the Board of Directors (collectively the "Permitted Acquisitions"), provided that if such person or group becomes the beneficial owner of 20% or more of the voting shares of any class by such means and subsequently acquires additional voting shares constituting more than 1% of the outstanding shares of such class, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding Common Shares on July 3, 2001 will be "grandfathered," so that the dilutive effects of the Rights will not be triggered unless such person subsequently increases his shareholdings by more than 1%, other than through a Permitted Acquisition. The Company is not aware of any person or related group that was the beneficial owner of 20% or more of the outstanding Common Shares on July 3, 2001.

The Exercise Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution, including (i) in the event of a stock dividend on (other than pursuant to any dividend reinvestment plan), or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the market price of the Common Shares on the record date set for such grant, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding annual cash dividends and those dividends referred to above) or of subscription rights, options or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Common Shares or fractional Rights will be issued and no amounts will be paid in respect of such fractional amounts.

The Exercise Price is payable by certified check, banker's draft of money order payable to the order of the Company.

The Board of Directors may, acting in good faith, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the outstanding Rights at the redemption price of $0.0001 per Right, subject to adjustment under certain circumstances (the "Redemption Price"). Any such redemption prior to the Separation Time shall require the prior approval of the Company's shareholders by an affirmative vote of the majority of the votes cast by holders of voting shares (excluding voting shares beneficially owned by persons that are not independent shareholders) at a meeting duly called and held for such purpose (the "Required Vote of Voting Shares"). Any such redemption after the Separation Time shall require the prior approval of the Rights holders by an affirmative vote of the majority of the votes cast by holders of Rights (excluding those Rights that have been become null and void in accordance with the Rights Agreement) at a meeting of Rights holders duly called and held for such purpose (the "Required Vote of Rights").

The Rights  Agreement  requires  the  Company  to redeem all of the  outstanding
Rights at the Redemption Price upon the completion of a Take Over Bid transaction if the Board of Directors has waived the occurrence of a Flip-In Event with respect to such transaction. Such waiver and redemption shall not require the approval of the Company's shareholders or Rights holders.

As discussed above, a take over bid which fits the criteria of a Permitted Bid or a Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid is a take over bid made by way of a take over bid circular and which also complies with the following conditions:

     (i) the bid is made for all voting shares of the Company to all shareholders of record of such voting shares (wherever resident) registered on the books of the Company other than the offeror;

     (ii) the bid contains, and the take up and payment of the securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified provisions that:

          (a)  voting shares will be taken up and paid for pursuant to the bid:

               (i) prior to the close of business on a date which is not less than 75 days following the date of the bid; and

               (ii) only if at such date more than  fifty  percent  (50%) of the voting shares held by independent shareholders have been deposited pursuant to the bid and not withdrawn;

          (b) all voting shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in
               (a)(i) above and that all voting shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

          (c) should the condition referred to in (a)(ii) above be met, the offeror must make a public announcement of that fact and the bid must remain open for deposits and tenders of voting shares for not less than ten (10) business days from the date of such public announcement.

A Competing Permitted Bid is a take over bid which is made while another Permitted Bid is in existence, and which satisfies all the provisions of a Permitted Bid except that the time limit set out in (ii)(a)(i) above is the date which is no earlier than the later of: (i) 35 days after date of the Competing Permitted Bid, and (ii) the 75th day after the earliest date on which any other Permitted Bid then in existence was made.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Company may from time to time amend the Rights Agreement without the approval of the holders of voting shares or Rights to correct any clerical or typographical errors and to address changes in law. Any amendment adopted prior to the Separation Time to address changes in law must be submitted to the Company's shareholders for approval at the next annual meeting. If the shareholders fail to approve the amendment by the Required Vote of Voting Shares at such meeting, the Rights Agreement shall thereafter terminate. Any amendment adopted after the Separation Time to address changes in law must be submitted to the Rights holders for approval at a meeting to be held not later than the next annual meeting of the Company's shareholders. If the Rights holders fail to approve the amendment by the Required Vote of Rights at the meeting, the Rights Agreement shall thereafter terminate. Other changes to the Rights Agreement may be made only (i) prior to the Separation Time, with the approval of the Company's shareholders by the Required Vote of Voting Shares, or (ii) after the Separation Time, with the approval of the Company's Rights holders by the Required Vote of Voting Shares. Notwithstanding the foregoing, the approval of the Rights Agent shall always be required to amend Article 4 of the Rights Agreement, which sets forth the terms of engagement of the Rights Agent.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company other than by way of a Permitted Bid or a Take Over Bid involving a take over bid circular that is approved by the Board of Directors. The Rights Agreement permits the Board of Directors to waive the dilutive effects of the Rights in certain limited circumstances. The Rights may interfere with an offeror that is willing to negotiate with the Company, since the approval of the Company's shareholders or Rights holders at a meeting called for such purpose is required in order for the Company to redeem the Rights or to amend or terminate the Rights Agreement. The Rights may also interfere with other transactions approved by the Board of Directors, including issuances of additional voting shares or securities convertible into voting shares, transfers of such securities, and mergers and other business combinations that would not otherwise require the approval of the Company's shareholders, if such transactions would result in a person or group beneficially owning 20% or more of the voting shares of any class of the Company.

The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, and which includes as Attachment 1 the form of Rights certificate, is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

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

     E.   Taxation

Certain Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Company's Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current administrative practices published by, and Press announcements released by the Canada Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation's Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

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

Subsections 2(3), 115(1) and 248(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange (i.e. certain listed Canadian, U.S.A. and other international stock exchanges as defined in Regulations 3200 and 3201 but does not include "over-the-counter" trading ) only if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. This also includes the disposition of any interest in or option on such shares. The shares of the Corporation are traded on the Exchange, which is a prescribed stock exchange for the purpose of these rules. Subsections 2(3), 115(1) and 248(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada which also includes the disposition of any interest in or option in such property. Taxable Canadian Property that is "treaty protected" property is exempted from taxation in Canada by subsection 115(1). However, it is necessary for a non-resident to report the disposition of such property on a Canadian income tax return and claim an exemption under a tax treaty. A capital gain is the excess of the proceeds of disposition of a property over its adjusted cost base (cost amount plus or minus adjustments under s.53 for certain distribution, contributions of capital, etc.) to the holder, with the taxable portion being one-half thereof. Subsection 116(5) and paragraph 116(6)(b) exempt a purchaser from being required to withhold tax from proceeds of disposition paid to a non-resident of Canada for purchases of shares traded on a prescribed stock exchange.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

     Scope of this Disclosure

     Authorities
     -----------

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention

Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

     U.S. Holders
     ------------

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

         Non-U.S. Holders
         ----------------

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

     U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
     ---------------------------------------------------------------------------

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

     Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
     ---------------------------------------------------------------------------

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Certain Canadian Federal Income Tax Consequences" above).

     Treaty Application to Certain Individual U.S. Holders
     -----------------------------------------------------

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S.

Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

     U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

     Distributions on Common Shares
     ------------------------------

     General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

     Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). Accordingly, the Company believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

     Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

     Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

     Disposition of Common Shares
     ----------------------------

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. ).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

     Foreign Tax Credit
     ------------------

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

     Information Reporting; Backup Withholding Tax
     ---------------------------------------------

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

     Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

     Foreign Personal Holding Company
     --------------------------------

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

     Foreign Investment Company
     --------------------------

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a "management company" or a "unit investment trust" or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

     Controlled Foreign Corporation
     ------------------------------

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

     Passive Foreign Investment Company
     ----------------------------------

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property,
(b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over
(b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over
(b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended March 31, 2004 and does not expect that it will be a PFIC for the taxable year ending March 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Exchange rate sensitivity

We report our revenue in Canadian dollars. Our U.S. operations earn revenue and incur expenses in U.S. dollars. Given our increasingly significant US dollar revenue, we are sensitive to the fluctuations in the value of the US dollar and are therefore exposed to foreign currency exchange risk. Foreign currency exchange risk is the potential for loss in revenue and net income as a result of a decline in the Canadian dollar value of U.S. dollar revenue due to a decline in the value of US dollar compared to Canadian dollar.

The table below summarizes the effect that a hypothetical 10% decline or increase in the value of US dollar would have had on our revenue, net loss and cumulative translation adjustment account for the twelve months ended March 31, 2004.

(in thousands of Canadian dollars)

                                                     2004
                                                     ----
Revenue                                            +/- $196
Net loss                                           +/- $75
Cumulative translation adjustment                  +/- $288

We expect that the proportion of revenue earned in U.S. dollars will continue to increase, further increasing our foreign currency exchange sensitivity.

Interest rate sensitivity

The Corporation has two variable interest bearing debt instruments, (the Oak Street Facility, and the FCC Facility), one fixed interest rate debt instrument (the Vista Note) and one non-interest bearing debt (the Johns Note). The Corporation is therefore subject to interest rate risk in relation to variable interest bearing debt instruments. Based on the total principal amount of these variable interest bearing debt financing instruments at July 31, 2004, the maximum potential future reduction in cash flows from a hypothetical instantaneous 10% increase in the prevailing interest rates as at July 31, 2004 is approximately $50,000 per annum. The future reduction in cash flows could vary based on the amount actually drawn and any principal repayments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

In connection with this filing, the Company, with the assistance of its independent auditor, identified certain accounting errors described elsewhere in this Form 20-F annual report with respect to the Company's financial statements for the years ended March 31, 2002, 2001 and 2000. Due to these accounting errors, and due to uncertainty regarding the appropriate method of accounting for certain items with respect to the Company's financial statements for the year ended March 31, 2004 (all of which have been resolved), this report was delayed and certain financial information for the years ended March 31, 2002, 2001 and 2000 has been restated in this report.

In connection with this filing, the Company's management, with the participation of the Company's Chief Executive Officer and interim Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the "Evaluation Date").

Based upon the evaluation described above, the Chief Executive Officer and interim Chief Financial Officer concluded that as of the Evaluation Date, subject to the matters described above, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act.

No changes were made in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company's Board of Directors has determined that Patti Runnalls, a member of the Company's Audit Committee, is an audit committee financial expert. Ms. Runnalls is independent, as that term is defined in the listing standards applicable to companies listed on the American Stock Exchange.

Item 16B. Code of Ethics.

The Corporation currently does not have a code of ethics. It is reviewing the form and content of the code of ethics with its legal counsel and will post such code on its website as soon it is finalized.

Item 16C. Principal Accountant Fees and Services


The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's outside auditor, KPMG LLP:

Fiscal Year ended March 31, 2004 and 2003         Fiscal Year     Fiscal Year
Principal Accountant Fees and Services                2004           2003
--------------------------------------------------------------------------------

                                                -------------------------------
Audit Fees                                      $    55,000       $  75,596
                                                -------------------------------
Audit Related Fees (1)                          $    14,975       $   9,576
                                                -------------------------------
Tax Fees (2)                                    $    35,079       $  15,943
                                                -------------------------------
Total                                           $   105,054       $ 101,115
                                                ===============================

(1)  Audit related fees during  fiscal 2004 related to the  following  services:
     Due diligence of new acquisition, and review and limited reviews of interim financial statements. Audit related fees during fiscal 2003 related to the following services: limited reviews of interim financial statements.

(2) Tax fees during fiscal 2004 related to the following services: Advise on Canadian and U.S. tax matters. Filing of Canadian and U.S. tax returns; Advise on financing, business acquisitions. Tax fees during fiscal 2003 related to the following services: Advise on Canadian and U.S. tax matters, Filing of Canadian and U.S. tax returns.

All services to be undertaken by the Company's outside auditor must be pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company's Common Shares during the year ended March 31, 2004. Subsequent to March 31, 2004, the Company received regulatory approval from the Toronto Stock Exchange to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding Common Shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To July 31, 2004, the Company has not repurchased any of its shares.


                                    PART III
Item 17. Financial Statements

The Consolidated Financial Statements for the years ended March 31, 2004, 2003 and 2002 were reported on by KPMG LLP. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in note 19 to the Consolidated Financial Statements.

Item 18. Financial Statements

Not applicable.


Item 19. Financial Statements and Exhibits

(A)  Financial Statements

     Auditors' Report to the Directors dated June 17, 2004 (except for note 17 and 19 which are as at November 15, 2004)

     Consolidated Balance Sheet as at March 31, 2004 (audited) and March 31, 2003 (audited)

     Consolidated Statement of Operations and Deficit for the years ended March 31, 2004, 2003 and 2002 (audited)

     Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002 (audited)

     Notes to Consolidated Financial Statements for the years ended March 31, 2004, 2003 and 2002 kpmg





                    Consolidated Financial Statements of



                    ANTHONY CLARK INTERNATIONAL
                    INSURANCE BROKERS LTD.



                    Years ended March 31, 2004, 2003 and 2002

Report of Independent Registered public accounting firm


To the Directors of Anthony Clark International Insurance Brokers Ltd.

We have audited the accompanying consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. and subsidiaries as of March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anthony Clark International Insurance Brokers Ltd. and subsidiaries as of March 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(a), the Company has corrected the application of Canadian generally accepted accounting principles for the amounts allocated to customer accounts and goodwill, and the amortization periods used in connection with business combinations completed prior to July 1, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 17(f) to the financial statements, the Company was in non-compliance with certain covenants in its long-term borrowing agreements which covenants were waived as at September 30, 2004. The Company expects that these covenants will be in continuous non-compliance pending their replacement or revision. The uncertainty relating to the Company's ability to reach a satisfactory resolution with the lenders raises substantial doubt of the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


(Signed) KPMG LLP
Chartered Accountants

Calgary, Canada
June 17, 2004 (except for notes 17 and 19 which are as at November 15, 2004)

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Balance Sheets
(in Canadian dollars)

March 31, 2004 and 2003

--------------------------------------------------------------------------------------------
                                                                     2004             2003
--------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                              $   1,989,663    $   3,719,408
     Accounts receivable                                        1,335,785        1,038,721
     Prepaid expenses                                             123,329          170,415
     Note receivable from related party (note 5)                  196,575                -
     Future tax asset (note 14)                                         -            4,377
     Restricted cash (note 4)                                     522,619                -
     Loan to Director (note 5)                                     40,000           40,000
--------------------------------------------------------------------------------------------
                                                                4,207,961        4,972,921

Restricted cash (note 4)                                          655,274                -
Computer systems and office equipment (note 6)                    376,540          212,265
Customer accounts (note 7)                                      5,027,401        1,562,067
Goodwill (note 2 and 3)                                         5,459,185        1,574,832
Deferred financing costs (note 8 and 10)                          474,447          340,193
Other intangible assets (note 9)                                  663,551                -

--------------------------------------------------------------------------------------------
                                                            $  16,864,359    $   8,662,278
--------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                       $     915,066    $     936,658
     Accrued liabilities                                          199,479          120,675
     Long-term debt - current (note 10)                           300,660            4,725
     Due to related party - current (note 5)                      184,787                -
     Future tax liability (note 14)                                32,677                -
     Litigation liability (note 4)                                522,619                -
--------------------------------------------------------------------------------------------
                                                                2,155,288        1,062,058

Long-term debt (note 10)                                        4,577,936           17,624
Due to related party (note 5)                                   3,436,108                -
Future tax liability (note 14)                                    196,930          346,162

Shareholders' equity (note 11):
     Share capital                                              9,897,116        9,687,132
     Contributed surplus                                          104,022                -
     Deficit                                                   (3,502,196)      (2,450,698)
     Cumulative translation adjustment                               (845)               -
--------------------------------------------------------------------------------------------
                                                                6,498,097        7,236,434
Commitments and contingencies (notes 15 and 17(f))
Subsequent events (notes 11(b) and 17)
--------------------------------------------------------------------------------------------
                                                            $  16,864,359    $   8,662,278
--------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Operations and Deficit
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

-----------------------------------------------------------------------------------------------------------------
                                                                       2004              2003             2002
-----------------------------------------------------------------------------------------------------------------
                                                                                                   (restated -
                                                                                                    note 2(a))
Revenue                                                       $   7,469,559     $   5,175,072    $   4,449,628

Expenses:
     Salaries and wages                                           4,818,880         3,165,924        2,560,844
     Rent                                                           422,672           283,242          263,380
     General and administrative                                   1,446,886         1,135,956        1,180,375
     Legal judgment (note 17)                                       522,619                 -                -
     Foreign currency loss                                                -            37,172                -
-----------------------------------------------------------------------------------------------------------------
                                                                  7,211,057         4,622,294        4,004,599
-----------------------------------------------------------------------------------------------------------------
Earnings before interest, taxes,
   depreciation and amortization                                    258,502           552,778          445,029

Interest and financing costs (note16)                              (941,153)         (285,720)          (9,540)
-----------------------------------------------------------------------------------------------------------------
Earnings before depreciation and amortization                      (682,651)          267,058          435,489

Depreciation and amortization                                      (481,025)         (609,546)        (634,792)
-----------------------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                              (1,163,676)         (342,488)        (199,303)

Income taxes (note 14):
     Current recovery (expense)                                           -                 -           (1,834)
     Future recovery (expense)                                      112,178           (13,313)          69,395
-----------------------------------------------------------------------------------------------------------------
                                                                    112,178           (13,313)          67,561
-----------------------------------------------------------------------------------------------------------------
Net loss                                                         (1,051,498)         (355,801)        (131,742)

Deficit, beginning of year
   As previously reported                                        (2,450,698)       (2,669,781)      (2,543,576)
Correction of accounting error (note 2(a))                                -           574,884          788,113
-----------------------------------------------------------------------------------------------------------------
As restated                                                      (2,450,698)       (2,094,897)      (1,755,463)

Excess of share redemption amount over share
   stated amount (note 11(b))                                             -                 -         (207,692)
-----------------------------------------------------------------------------------------------------------------
Deficit, end of year                                          $  (3,502,196)    $  (2,450,698)   $  (2,094,897)
-----------------------------------------------------------------------------------------------------------------
Earnings per common share - basic and
   diluted (note 12)                                          $       (0.14)    $       (0.05)   $       (0.02)
-----------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Consolidated Statements of Cash Flows
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

---------------------------------------------------------------------------------------------------------------
                                                                       2004              2003             2002
---------------------------------------------------------------------------------------------------------------
                                                                                                   (restated -
                                                                                                    note 2(a))
Cash flows from (used in) operating activities:
     Net earnings (loss)                                      $  (1,051,498)    $    (355,801)   $     131,742
     Items not involving cash:
         Depreciation and amortization                              446,392           609,546          634,792
         Amortization of intangible asset                            34,633                 -                -
         Future income tax                                         (112,178)           13,313           69,395
         Amortization of discount on Kabaker note                    62,625                 -                -
         Deferred financing costs                                   423,070           102,385                -
---------------------------------------------------------------------------------------------------------------
                                                                   (196,957)          369,443          433,655
Net change in non-cash working capital relating to operations:
     Accounts receivable                                           (297,054)         (114,185)        (252,420)
     Note receivable from related party                            (196,575)                -                -
     Income taxes receivable/payable                                      -                 -          198,567
     Prepaid expenses                                                47,086           (37,463)          11,774
     Accounts payable                                               (21,592)          240,887           33,631
     Accrued liabilities                                             78,804            78,410            3,265
---------------------------------------------------------------------------------------------------------------
                                                                   (586,288)          537,092          428,472
Cash flows from (used in) financing activities:
     Repurchase of shares under issuer bid                                -                 -         (264,896)
     Net proceeds on issuance of Common Shares                      314,006                 -           19,200
     Proceeds of long-term debt                                   6,632,353                 -                -
     Repayment of long-term debt                                 (2,199,696)         (180,754)         (58,861)
     Restricted cash                                               (655,274)                -                -
     Repayment from (loan to) director                                    -            60,327         (104,228)
     Deferred financing costs                                      (557,324)         (442,578)               -
---------------------------------------------------------------------------------------------------------------
                                                                  3,534,065          (563,005)        (408,785)
Cash flows from (used in) investing activities:
     Computer systems and office equipment additions                (66,230)          (31,766)        (102,284)
     Business acquisitions (note 3)                              (4,611,292)                -         (265,880)
---------------------------------------------------------------------------------------------------------------
                                                                 (4,677,522)          (31,766)        (368,164)
---------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                 (1,729,745)          (57,679)        (348,477)

Cash and cash equivalents, beginning of year                      3,719,408         3,777,087        4,125,564
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                        $   1,989,663     $   3,719,408    $   3,777,087
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents is comprised of:
     Cash                                                     $     679,006     $   1,719,408    $   1,277,087
     Term deposits maturing within ninety days                $   1,310,657     $   2,000,000    $   2,500,000
---------------------------------------------------------------------------------------------------------------
Supplementary disclosure of cash flow information:
     Income taxes received (paid) in the year                 $           -     $           -    $     196,773
     Interest paid in the year                                $     382,766     $      80,156    $       8,087
---------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

     Anthony Clark International Insurance Brokers Ltd.'s (the "Corporation") primary business activity involves the acquisition, consolidation and operation of general insurance brokerages. The Corporation conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

1.   Significant accounting policies:

     (a)  Basis of presentation:

          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Corporation and its wholly-owned subsidiaries. Differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as applied to these financial statements are described in note 19.

     (b)  Cash and cash equivalents:

          Cash and cash equivalents consist of bank deposits and short-term investments with initial term to maturity of three months or less.

     (c)  Computer systems and office equipment:

          Computer systems and office equipment are stated at cost. Depreciation is provided for using the following methods and annual rates:

          -----------------------------------------------------------------------------------
          Asset                                                      Basis             Rate
          -----------------------------------------------------------------------------------
          Computer equipment and software                declining balance              30%
          Corporate website                                  straight-line          3 years
          Furniture and equipment                        declining balance              20%
          Leasehold improvements                             straight-line          3 years
          -----------------------------------------------------------------------------------

          Corporate website costs include hardware, software and graphics. Costs incurred in the planning stage and to enhance the website are expensed along with operating costs.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 2
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     (d)  Customer accounts:

          Acquired customer accounts are stated at cost less accumulated amortization and are amortized on a straight-line basis over periods ranging from ten to seventeen years. The carrying value of customer accounts is periodically reviewed by management to determine if the facts and circumstances suggest that it may be impaired. If there are indications that the carrying value is impaired the Corporation compares the carrying value of its customer accounts to the estimated undiscounted cash flow generated from those assets. If this assessment indicates that the carrying value of the asset may not be recoverable, the carrying value is then compared to the estimated fair value of the customer accounts. Any impairment identified through this assessment will require that the carrying value of related customer accounts be written down to their estimated fair value.

     (e)  Goodwill:

          Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets of the Corporation's acquisitions. It is not amortized but is tested for impairment annually.

     (f)  Deferred financing costs:

          Deferred financing costs and debt discount are amortized over the stated term of the debt using the effective interest rate method. If the related debt is retired earlier, the balance of the deferred financing costs are charged to earnings. Deferred financing costs generally include expenses (primarily legal expenses, commitment fees and consulting fees) associated with obtaining the debt financing.

     (g)  Other intangible assets:

          Other intangible assets are costs associated with non-competition agreements and are recorded at the allocated cost on the date of acquisition. Amortization is provided on a straight-line basis over periods ranging from six to ten years.

     (h)  Revenue recognition:

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

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 3
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     (i)  Foreign currency:

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

          The Corporation uses the current rate method of translation whereby assets and liabilities of self-sustaining operations conducted in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the period. Translation gains or losses are shown as a separate component of shareholder's equity.

     (j)  Per share amounts:

          Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated following the treasury stock method assuming that proceeds obtained upon the exercise of options would be used to purchase common shares at the average market price during the period.

     (k)  Stock-based compensation plans:

          The Corporation has a stock based compensation plan. Stock-based compensation is calculated in accordance with the recommendations of CICA Handbook Section 3870 Stock-Based Compensation, as described in note 2(b).

     (l)  Income taxes:

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

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 4
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     (m)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of these financial statements include the expected life of acquired customer accounts, the estimated fair value of customer accounts used in assessing potential impairment of customer accounts and goodwill, the estimated fair value of non-competition agreements entered into with vendors of businesses acquired, and the recoverability of the company's future tax assets. Actual results could differ from those estimates.


2.   Changes in accounting policies:

     (a)  Business combinations, goodwill and other intangible assets:

          On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062.

          Under Section 1581, the purchase method should be used to account for all business combinations initiated on or after July 1, 2001. Under
          Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Any intangible assets acquired in a business combination completed before July 1, 2001, that do not meet the criteria for separate recognition in Section 1581, must be subsumed into goodwill.

          Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 5
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


2.   Changes in accounting policies:

     (a)  Business   combinations,   goodwill   and  other   intangible   assets
          (continued):

          The Corporation adopted Sections 1581 and 3062 effective April 1, 2002. As of the date of adoption, the Corporation had previously reported an intangible asset called customer accounts in the amount of $3,085,009, and no goodwill. In accordance with the requirements of Sections 1581 and 3062, the adoption of these two Sections is not applied retroactively and the amounts presented for prior periods are not to be restated for this change. However, in accordance with the requirements of those Sections, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill, and whether the amortization period of for acquired customer accounts continued to be appropriate. In connection with this review, the Corporation determined that it has incorrectly allocated amounts to customer accounts under superseded CICA Handbook Section 1580 for business combinations consummated prior to July 1, 2001, and that it had used an inappropriate amortization period for customer accounts.

          Accordingly, in connection with the adoption of Sections 1581 and 3062, the Corporation has restated the carrying amounts of goodwill and customer accounts at April 1, 2001 in order to correct the allocation of the excess purchase price over the fair value of tangible assets acquired in business combinations completed prior to July 1, 2001, and to adjust the amortization period used in prior periods. As a result, it was determined that, in aggregate, net carrying value of $1,593,468 of customer accounts at April 1, 2001 should be have been classified as goodwill under Section 1580. In conjunction with this correction, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,008,515. The future income tax liability related to customer accounts was reduced by $203,160 and the deficit was reduced by $788,113. The statement of operations and deficit for the year ended March 31, 2002 has been restated to reflect the resulting changes in depreciation, amortization and future income tax expense for that year. Depreciation and amortization has increased from $343,172 to $634,792 and future income tax recovery has increased by $78,391, resulting in an increase of $213,229 in net loss for the year ended March 31, 2002. This correction conformed the Corporation's accounting for business combinations completed prior to July 1, 2001, and the amortization of goodwill and customer accounts, under Canadian generally accepted accounting principles ("Canadian GAAP") with the accounting the Corporation had followed under United States generally accepted accounting principles ("United States GAAP"). Accordingly, there have been no changes in the reported operating results or financial position of the Corporation for United States GAAP purposes (see note 19).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 6
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


2.   Changes in accounting policies (continued):

          The Corporation conducted a transitional goodwill impairment test as at the date of adoption of the new standards. Under the goodwill impairment test, if the fair value of a reporting unit exceeds its carrying value, the excess of fair value of net assets over the fair value of a reporting unit is considered to be the implied value of goodwill. If the carrying value of goodwill exceeds its implied value, the difference is recognized as an impairment loss. Based on this test, the Corporation determined that it had one reporting unit and that the implied value of goodwill exceeds the carrying amount, resulting in no impairment loss pursuant to the transitional provisions of the new goodwill accounting standards.

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

          Effective April 1, 2004, the Corporation will be adopting revised CICA Handbook Section 3870, which requires that a fair-value method of accounting be applied to stock-based compensation payments to both employees and non-employees.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 7
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


3.   Business acquisitions:

     During the year ending March 31, 2004, the Corporation, through its wholly owned United States subsidiary, Addison, acquired the net assets of two
     California insurance brokerages ("Vista" and John's"), for aggregate consideration of $8,600,642 (US$6,515,638), subject to final purchase price adjustments with a further 20% of the purchase price of one agency being determined based on a price calculation relating to the commission revenue in 5 years, which cannot be quantified at this time. An additional price adjustment is based on twenty-four months (Vista) and twelve months (Johns) of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it. The results of operations for these businesses are included in the operating results of the Corporation from the closing date of the acquisitions (Vista
     - October 17, 2003 and Johns - November 6, 2003). The acquired customer accounts will be amortized on a straight-line basis over ten years and seventeen years, respectively for the Vista and John's agencies, their estimated useful lives. Non-competition agreements will be amortized on a straight-line basis over ten years, their estimated useful lives.

     In aggregate, as a result of the above transactions, the net assets acquired were as follows:

     Net assets acquired:

     ----------------------------------------------------------------------------------------------------------
                                                                      Vista             Johns            Total
     ----------------------------------------------------------------------------------------------------------
     Customer accounts                                        $   2,481,432        $1,372,120    $   3,853,552
     Computer systems and office equipment                          136,706            45,941          182,647
     Non-competition agreements                                     523,992           179,826          703,818
     Goodwill                                                     3,038,638           885,122        3,923,760
     Long-term debt (capital lease)                                 (63,135)                -          (63,135)
     ----------------------------------------------------------------------------------------------------------
                                                              $   6,117,633     $   2,483,009    $   8,600,642
     ----------------------------------------------------------------------------------------------------------

     Consideration paid:
     ----------------------------------------------------------------------------------------------------------
     Cash                                                     $   2,357,618     $   2,253,674    $   4,611,292
     Note payable                                                 3,760,015           229,335        3,989,350
     ----------------------------------------------------------------------------------------------------------
                                                              $   6,117,633     $   2,483,009    $   8,600,642
     ----------------------------------------------------------------------------------------------------------


     The note payable to the vendors of the Vista assets had a principal amount of $4,646,127 (US $3,515,000) bearing interest at 7%. That note has been discounted to $3,760,015 (US $2,844,617) to reflect the fair value of the note based upon a market value interest rate for similar debt of 12% (see note 10).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 8
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


4.   Restricted cash:

     During the year, a judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment resulted in an amount of $522,619 in damages, which related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The damages have been paid into a lawyer's trust account (note 18(a)).

     As required by the Debt Financing agreement with Oak Street, an amount of $655,274 (US$500,000) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing (note 10(c)).


5.   Related party transactions:

     Due from related parties:

     ------------------------------------------------------------------------------------------------------------
                                                                                         2004             2003
     ------------------------------------------------------------------------------------------------------------
     Demand loan to an individual who is an officer and director of the
       Corporation, bearing interest at the Royal Bank of Canada prime rate, with interest payable annually and compounded semi-annually, secured by capital stock of the Corporation and a general
       security agreement.                                                      $      40,000    $      40,000

     Note receivable, issued on October 10, 2003,
       from a company, in which an officer of
       Addison is an owner.  This note is due on
       demand and is non-interest bearing.  It is
       secured by a general security agreement.                                       196,575                -
     ------------------------------------------------------------------------------------------------------------
                                                                                $     236,575    $      40,000
     ------------------------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 9
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


5.   Related party transactions (continued):

     Due to related parties:

     --------------------------------------------------------------------------------------------------------------
                                                                                          2004               2003
     --------------------------------------------------------------------------------------------------------------
     Note payable to Kabaker Family Trust, in which, an officer of Addison is one of the trustees. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate (7%) and the market interest rate (12%) is amortized as incremental interest
       expense and is accreted to the carrying value of the note.                   $   4,444,379      $        -

       Less unamortized discount                                                         (823,484)              -
     --------------------------------------------------------------------------------------------------------------
                                                                                        3,620,895               -
     Amount payable to DKWS Enterprises Inc.
       ("DKWS") for  expenses incurred on
       behalf of Addison.  DKWS is owned by
       an officer of Addison                                                               60,832               -
     --------------------------------------------------------------------------------------------------------------
                                                                                    $   3,681,727      $        -
     --------------------------------------------------------------------------------------------------------------

     Transactions with related parties:

     During the year ended March 31, 2004 the Corporation paid $298,296 (2003 - $162,384; 2002 - $168,174) in legal fees to three law firms in which directors of the Corporation are or were partners during the fiscal year. The Corporation by way of its wholly owned United States subsidiary, Addison, acquired the fixed assets and customer accounts of a California insurance brokerage (Vista) from Kabaker Family Trust and DKWS. Subsequent to the acquisition, the owner and trustee of DKWS and Kabaker Family Trust, respectively, was appointed as an officer of Addison. Pursuant to an asset management agreement with DKWS, Addison processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues there from and shall pay all associated operating costs. During the year ended March 31, 2004 the Corporation received $1,307,446 (US $992,972) in revenues, paid expenses of $1,462,369 (US $1,110,632) for payroll, rent and administrative charges, and paid for capital assets additions and capital leases in the amount of $46,103 (US $35,014) to DKWS in accordance with the asset management agreement. Accounts payable at March 31, 2004 included $60,832 due to DKWS for expenses incurred on behalf of the Corporation.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 10
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


5.   Related party transactions (continued):

     During the year ended March 31, 2004, the Corporation paid $322,146 (US$244,872), to Kabaker Family Trust being the monthly instalments due on the note payable, of which $222,255 (US$168,797) has been recorded as an interest expense and $99,997 (US$76,075) has been recorded against note payable.


6.   Computer systems and office equipment:

     -----------------------------------------------------------------------------------------------------------
                                                                                  Accumulated         Net book
     2004                                                              Cost      depreciation            value
     -----------------------------------------------------------------------------------------------------------
     Computer equipment and software                          $     805,876     $     569,390    $     236,486
     Furniture and equipment                                        334,434           195,920          138,514
     Corporate website                                                9,245             7,705            1,540
     -----------------------------------------------------------------------------------------------------------
                                                              $   1,149,555     $     773,015    $     376,540
     -----------------------------------------------------------------------------------------------------------

     2003
     -----------------------------------------------------------------------------------------------------------
     Computer equipment and software                          $     661,439     $     505,331    $     156,108
     Furniture and equipment                                        230,000           178,465           51,535
     Leasehold improvements                                           3,895             3,895                -
     Corporate website                                                9,245             4,623            4,622
     -----------------------------------------------------------------------------------------------------------
                                                              $     904,579     $     692,314    $     212,265
     -----------------------------------------------------------------------------------------------------------

     Included in capital assets at March 31, 2004 are assets under capital lease in the amount of $26,518 (2003 - $26,518) with related accumulated depreciation of $7,425 (2003 - $2,652).


7.   Customer accounts:

     --------------------------------------------------------------------------
                                                        2004             2003
     --------------------------------------------------------------------------
     Cost                                      $   7,069,520    $   3,215,968
     Accumulated amortization                     (2,042,119)      (1,653,901)
     --------------------------------------------------------------------------
                                               $   5,027,401    $   1,562,067
     --------------------------------------------------------------------------

     During the year ended March 31, 2004, the cost of customer accounts increased by $3,853,552 due to the acquisitions of the two California brokerages.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 11
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


8.   Deferred financing costs:

     --------------------------------------------------------------------------
                                                        2004             2003
     --------------------------------------------------------------------------
     Cost                                      $     476,727    $     442,578
     Accumulated amortization                         (2,280)        (102,385)
     --------------------------------------------------------------------------
                                               $     474,447    $     340,193
     --------------------------------------------------------------------------

     Prior year balance of $340,193 related to the Textron debt financing. Textron debt financing was terminated during the year and the total amount related to the Textron debt financing costs were expensed in the fiscal year 2004.

     During the year ended March 31, 2004, the Corporation was involved in arranging additional debt financing with Oak Street Funding and First Capital Corporation ("FCC"). Oak Street debt financing closed on March 22, 2004, while the FCC debt financing closed subsequent to year-end. During the year-ended March 31, 2004, the Corporation incurred financing costs of $455,144 (US$345,670) and $21,583 (US$16,392) for Oak Street and FCC,
     respectively. The amount will be amortized on a straight-line basis over seven years, from the date of closing. An amount of $2,301 (US$1,732) was amortized during the year with respect to Oak Street and no amounts have been amortized for FCC.


9.   Other intangible assets:

     -------------------------------------------------------------------------
                                                        2004             2003
     -------------------------------------------------------------------------
     Cost                                      $     703,818    $           -
     Accumulated amortization                        (40,267)               -
     -------------------------------------------------------------------------
                                               $     663,551    $           -
     -------------------------------------------------------------------------

     During the year ended March 31, 2004, the other intangible assets, which are comprised of non-competition agreements, increased by $703,818 due to the acquisitions of the two California brokerages (note 3).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 12
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


10.  Long-term debt:

     ------------------------------------------------------------------------------------------------------------
                                                                                         2004             2003
     ------------------------------------------------------------------------------------------------------------
     Anthony Clark International Insurance Brokers Ltd. Capital lease, bearing interest at 9.78% and secured by the individual assets
       being leased by the Corporation                                          $      17,624    $      22,349

     Addison York Insurance Brokers Ltd. Capital lease, bearing interest at 15.00% and secured by the individual assets
       being leased by the Corporation                                                 45,254                -

     Note payable, bearing no interest and payable on
       December 31, 2004 and unsecured                                                228,969                -

     Note payable US $3,500,000, bearing interest at prime plus 8%, with interest only payments for the first 2 years followed by monthly instalments of $102,030 (US$77,856) including interest over 60 months.
       The note is secured by a general security agreement and guaranteed by
       Anthony Clark International Insurance
       Brokers Ltd.                                                                 4,586,749                -

     Note payable US $3,515,000, bearing interest at 7% per annum and repayable over 10 years in equal monthly instalments of US$40,812 including interest secured by a general security agreement. The note has been discounted to reflect the fair value of the note based upon a market value interest rate for similar debt of 12%. The amount of interest calculated on the difference between the stated interest rate (7%) and the market interest rate (12%)
       is amortized as incremental interest expense and is accreted to
       the carrying value of the note                                               4,444,479                -
       Less unamortized discount                                                     (823,484)               -
     ------------------------------------------------------------------------------------------------------------
                                                                                    3,620,895                -
     ------------------------------------------------------------------------------------------------------------
                                                                                    8,499,491           22,349

     Less current portion                                                             485,447            4,725
     ------------------------------------------------------------------------------------------------------------
                                                                                $   8,014,044    $      17,624
     ------------------------------------------------------------------------------------------------------------


     The aggregate scheduled maturities of long-term debt for the five years subsequent to March 31, 2004 are as follows:

     -------------------------------------------------------------
     2005                                          $     485,447
     2006                                                263,641
     2007                                                996,062
     2008                                              1,114,761
     2009 and beyond                                   5,639,580
     -------------------------------------------------------------
                                                   $   8,499,491
     -------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 13
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


10.  Long-term debt (continued):

     (a) On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents. During the year ended March 31, 2004, the total interest and financing costs expensed for the Textron loan was $424,401 (2003 - $272,899).

     (b) On November 6, 2003, the Corporation executed a loan agreement with Paragon Capital Corporation Ltd. with loan proceeds of $2.1 million. The loan had a one-year term, with interest only payments, with interest at 2% per month. The assets of the Corporation and its subsidiaries along with a share pledge agreement secured the loan. A commitment fee of 3% of the loan proceeds ($63,000) was charged by the lender. Other costs incurred for the financing were legal costs of $19,877. The loan was repaid on March 22, 2004 with the proceeds received from the Oak Street debt financing. During the year ended March 31, 2004, the total interest and financing costs expensed for the Paragon loan was $274,866 (2003- $nil).

     (c) On March 22, 2004, the Corporation closed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street will provide a US$5,000,000 reducing revolving line of credit ("the Facility") to Addison (the "Borrower").

          The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Corporation has drawn $4,586,749 (US$3,500,000) of the US$3,985,000 available as determined by the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower and the Corporation by the insurance companies having a rating by AM best of B and above.

          The Facility has an interest rate of prime rate plus 8.0% per annum, with interest only payments for two years following the date of closing ("Pre-Amortization Period"). After the Pre-Amortization Period, the Corporation shall pay equal monthly installments of principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over 60 month period. The Pre-Amortization Period may be extended for up to three additional one year periods with the consent of Oak Street.

          The Facility is secured by the general security agreement of the Borrower and, has been guaranteed by the Corporation. Oak Street, will have a first priority security interest in the assets of the Borrower and the Corporation, other than the Collateral subject to future financing. The Facility requires the Corporation to deposit a minimum balance of $655,274 (US$500,000) as collateral in the bank designated by Oak Street and maintain a minimum balance of US$500,000 in the collateral account at all times. On the closing date, the Corporation deposited US$500,000 with Bank One, N.A.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD
Notes to Consolidated Financial Statements, p. 14
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


10.  Long-term debt (continued):

          The Facility is required to be used for (i) to refinance an existing senior credit facility, (ii) to make permitted acquisitions, (iii) to acquire equipment in the ordinary course to expand its business, (iv) to fund reasonable working capital needs associated with permitted acquisitions, and (v) for such other purposes as may be approved in writing by the lender.

          In connection with this financing, the Corporation incurred US$401,000 (CDN $525,310) of costs, of which US$55,200 was paid subsequent to the year-end. These amounts are being amortized using the effective interest rate method, amortization for the period was $2,301 (US$1,732).

          The facility includes a subjective acceleration clause whereby Oak Street, can terminate the loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial condition, as determined by Oak Street in its good faith. If the acceleration clause were to occur, the full amount of the loan, which at March 31, 2004 is $4,586,749, would be immediately due and payable (see note 17(f)). While the loan is outstanding, the Corporation cannot pay dividends.


11.  Shareholders' equity:

     (a)  Share capital authorized:

          Unlimited number of Voting Participating Common Shares without nominal or par value

     (b)  Share capital, deficit and cumulative translation adjustment:

          --------------------------------------------------------------------------------------------------------
                                                                                Number of
          Share capital:                                                            shares              Amount
          --------------------------------------------------------------------------------------------------------
          Balance, March 31, 2002 and 2003                                       7,692,055         $  9,687,132

          Issuance of common shares on completion of private
            placement of units                                                     263,098              336,765
          Estimated value of warrants included in proceeds of
            Units, recorded as contributed surplus                                       -             (104,022)
          Share issue costs                                                                             (22,759)
          --------------------------------------------------------------------------------------------------------
          Balance, March 31, 2004                                                7,955,153         $  9,897,116
          --------------------------------------------------------------------------------------------------------

          In February 2004, the Company successfully completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, less issuance costs of $22,759 which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 15
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


11.  Shareholders' equity (continued):

     (b)  Share capital, deficit and cumulative translation adjustment
          (continued):

          (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company. The estimated fair value of the warrants of $104,022 has been determined using a Black Scholes option pricing model, using the assumptions stated in note 11(d). That amount has been recorded to contributed surplus.

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

          In 2004, the Corporation received regulatory approval to make another normal course issuer bid. Pursuant to the bid, the Corporation could purchase up to 384,602 of its Common Shares which represented approximately 5% of the Common Shares issued and outstanding. The bid commenced April 22, 2003 and expired April 21, 2004. The Corporation did not repurchase any of its shares under the bid.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 16
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


11.  Shareholders' equity (continued):

     (b)  Share capital, deficit and cumulative translation adjustment
          (continued):

          Subsequent to March 31, 2004, the Corporation has received the regulatory approval to make a normal course issuer bid. Pursuant to the bid, the Corporation may purchase a maximum of 397,758 of its common shares representing approximately 5% of the 7,955,153 issued and outstanding common shares. The bid will commence on May 20, 2004 and end on May 19, 2005. To June 17, 2004, the Corporation has not repurchased any of its shares.

     (c)  Stock options:

          (i)  Stock option plan:

               The Corporation has an incentive share option plan, which provides for the granting of stock options to directors, officers, employees and consultants to a maximum of 1,309,811 Common Shares. At March 31, 2004, stock options to purchase 1,308,811 Common Shares were outstanding. The stock options are exercisable at prices ranging from $0.81 to $4.80 per share and expire on various dates between April 12, 2004 and August 08, 2008. All options granted prior to March 31, 2001 vested immediately at the date of grant. Options granted during the year ended March 31, 2002 vest over periods of up to five years. All the options granted during the current year vested immediately at the date of grant.

               Changes in options during the years ended March 31, 2004 and 2003 are as follows:

              -------------------------------------------------------------------------------------------------
                                                              2004                             2003
                                                  ---------------------------       --------------------------
                                                                    Weighted-                        Weighted-
                                                                      average                          average
                                                     Number of       exercise       Number of         exercise
                                                       options          price         options            price
              -------------------------------------------------------------------------------------------------
              Outstanding, beginning of year           984,400    $      1.37           991,400    $      1.37

              Granted                                  334,411           0.82                 -              -
              Cancelled                                (10,000)         (1.00)           (7,000)         (1.00)
              -------------------------------------------------------------------------------------------------
              Outstanding, end of year               1,308,811    $      1.23           984,400    $      1.37
              -------------------------------------------------------------------------------------------------
              Exercisable, end of year               1,244,611    $      1.25           859,400    $      1.43
              -------------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 17
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


11.  Shareholders' equity (continued):

     (c)  Stock options (continued):

          (i)  Stock option plan (continued):

               The following table sets forth information relating to stock options outstanding as at March 31, 2004:

              --------------------------------------------------------------------------------------------------
                                                            Weighted-
                                                 Number       average    Weighted-          Number   Weighted-
                               Range of  outstanding at     remaining      average  exercisable at     average
                               exercise       March 31,   contractual     exercise       March 31,    exercise
              Expiry             prices            2004          life        price            2004       price
              --------------------------------------------------------------------------------------------------
              10/26/06       $     1.00         435,000          1.58      $  1.00         374,550     $  1.00
              03/18/07             1.15           5,000          2.96         1.15           1,250        1.15
              04/12/04             1.60         520,000          0.04         1.60         520,000        1.60
              02/28/05             4.80          14,400          0.92         4.80          14,400        4.80
              08/28/08             0.81         319,411          4.42         0.81         319,411        0.81
              08/28/08             1.00          15,000          4.42         1.00          15,000        1.00
              --------------------------------------------------------------------------------------------------
                        $ 0.81 to $4.80       1,308,811          1.69      $  1.23       1,244,611     $  1.25
              --------------------------------------------------------------------------------------------------

               Subsequent to the year-end, 520,000 options expiring on April 12, 2004 were cancelled.

     (d)  Stock-based compensation:

          During the twelve  months ended March 31, 2004,  334,411 stock options
          were  issued  and  10,000  stock  options  were  cancelled.   Had  the
          Corporation adopted the fair value method for accounting for stock-based compensation, the Corporation's net loss and loss per share would have been the following pro forma amounts.

         ---------------------------------------------------------------------------------
                                                              Twelve months ended
                                                                March 31, 2004
                                                            As reported        Pro forma
         ---------------------------------------------------------------------------------
         Net loss                                     $  (1,051,498)       $  (1,203,786)
         Loss per common share:
              Basic                                           (0.14)               (0.16)
         ---------------------------------------------------------------------------------

          The fair value of these options is $152,288 and has been estimated using a Black Scholes option pricing model and is based on the following assumptions.

         ------------------------------------------------------------------
         Expected Stock Price Volatility                              64%
         Risk Free Interest Rate                                     2.6%
         Expected Life of the Options (years)                           5
         ------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 18
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


12.  Per share amounts:

     The loss per share for 2004 has been calculated on the weighted average number of common shares outstanding of the Corporation for the year ended March 31, 2004 of 7,713,980 (2003 - 7,692,055; 2002 - 7,699,139). Diluted
     earnings per share reflects the dilutive effect of the stock options outstanding. Options are not dilutive for 2004 and 2003. The diluted shares outstanding for the year ended March 31, 2002 were 8,008,397.


13.  Financial instruments:

     (a)  Fair values:

          The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of long-term debt is based on market rates for debt with similar rating and risk.

     (b)  Credit risk:

          The   Corporation's   financial   instruments   that  are  exposed  to
          concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers. The Corporation has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

     (c)  Foreign exchange risk:

          The Corporation is exposed to risks arising from fluctuations in foreign exchange rates and the volatility of those rates. The Corporation does not use financial instruments to reduce its exposure to foreign exchange.

     (d)  Interest rate risk:

          Interest rate risk arises from the possibility that the value of, or cash flows related to a financial instrument will fluctuate as a result of changes in the interest rates. The Corporation is aware of the risks of changes in the interest rate and has a monitoring process in place.

     (e)  Summary of significant financial instruments:

          ------------------------------------------------------------------------------------------------------
                                                             Carrying                    Fair              US$
                                                                value                   Value      Denominated
          ------------------------------------------------------------------------------------------------------
          Cash and short-term deposits                  $    1,989,663           $   1,989,663    $   1,048,615
          Accounts receivable                                1,335,785               1,335,785          127,694
          Note receivable                                      196,575                 196,575          150,000
          Accounts and accrued liabilities                   1,114,545               1,114,545           76,754
          Long-term debt                                     8,499,491               8,499,491        6,472,002
          ------------------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 19
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


14.  Income taxes:

     Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and difference between opening and ending balances of the future income tax assets and liabilities.

     The provision for income tax differs from the result, which would have been obtained by applying the combined Federal and Provincial income tax rates of 36.62% (2003 - 38.62%; 2002 - 41.12%) to the Corporation's net earnings before income taxes. The difference results from the following items:

     -----------------------------------------------------------------------------------------------------------
                                                                       2004              2003             2002
     -----------------------------------------------------------------------------------------------------------
     Expected tax expense (recovery)                          $    (385,059)    $    (132,269)       $  (81,953)
     Effect of rate changes on future income taxes                   (5,924)             (549)            7,814
     Other                                                           (8,644)           15,540             6,578
     Unrecorded benefit of loss of subsidiary                       287,449           130,591                 -
     -----------------------------------------------------------------------------------------------------------
     Provision for income taxes (recovery)                    $   (112,178)     $      13,313        $  (67,561)
     -----------------------------------------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2004 and 2003 are as follows:

     --------------------------------------------------------------------------------------------
                                                                          2004             2003
     --------------------------------------------------------------------------------------------
     Future tax assets:
         Customer accounts, with tax basis                       $      38,990    $      46,347
         Share issue costs                                              40,690          102,005
         Other assets                                                       53                -
         Non capital losses                                            502,038            3,435
         Computer systems and office equipment                           1,633            2,173

     Less: Valuation allowance                                        (352,141)               -
     --------------------------------------------------------------------------------------------
                                                                       231,265          153,960
     Future tax liabilities:
         Goodwill                                                      (42,519)               -
         Computer systems and office equipment                               -                -
         Customer accounts, without tax basis                         (418,353)        (495,745)
     --------------------------------------------------------------------------------------------

                                                                      (460,872)        (495,745)
     --------------------------------------------------------------------------------------------
     Net future tax liability                                    $    (229,607)   $    (341,785)
     --------------------------------------------------------------------------------------------
     Comprising:
         Current tax liability                                   $     (32,677)   $       4,377
         Long-term tax liability                                      (196,930)        (346,162)
     --------------------------------------------------------------------------------------------
                                                                 $    (229,607)   $    (341,785)
     --------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 20
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


14.  Income taxes (continued):

     As at March 31, 2004, the Corporation has accumulated non-capital loss carry forwards for income tax purposes of approximately $377,700 in Canada and $1,144,425 in the U.S., which can be carried forward and charged against future income. A valuation allowance has been recorded against the future tax assets of Addison, as the Corporation cannot demonstrate that it is more likely than not that these assets will be realized by the application of these losses to reduce or eliminate taxes on taxable income during the carry forward periods. The losses in Canada expire in year 2011 and the losses in the U.S. expire in year 2024.


15.  Commitments:

     The Corporation has operating lease commitments for office premises. Annual future payments pursuant to these commitments are as follows:

     ----------------------------------------------------------------------
     2005                                                   $     627,869
     2006                                                         217,682
     ----------------------------------------------------------------------
                                                            $     845,551
     ----------------------------------------------------------------------


16.  Interest and financing costs:

     -----------------------------------------------------------------------------------------------------------
                                                                       2004              2003             2002
     -----------------------------------------------------------------------------------------------------------
     Interest and financing costs on Paragon term loan
       repaid (note 10(b))                                    $     274,866     $           -    $           -
     Interest and financing costs on long-term debt                       -            10,961            6,435
     Interest on obligations under capital lease                      1,701             1,870            3,105
     -----------------------------------------------------------------------------------------------------------
                                                                    276,567            12,831            9,540
     US operations:
         Interest and financing costs on Textron terminated
           debt financing (note 10(a))                              424,401           272,889                -
         Interest and financing costs on long-term debt             237,631                 -                -
         Interest on obligations under capital lease                  2,554                 -                -
     -----------------------------------------------------------------------------------------------------------
                                                                    664,586           272,889                -
     -----------------------------------------------------------------------------------------------------------
     Total interest and financing costs                       $     941,153     $     285,720    $       9,540
     -----------------------------------------------------------------------------------------------------------

     (a)  Interest on long-term  debt  includes  note payable to Kabaker  Family
          Trust (note 5) and Oak Street (note 10 c).

     (b)  Total  financing  costs  included above are $495,763 (2003 - $205,564;
          2002 - $6,435).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 21
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


17.  Subsequent events:

     (a) On October 10, 2003, a legal judgment was made against the Corporation with respect to a previously outstanding legal proceeding. The judgment related to the Corporation's alleged failure to honor a stock option agreement dated October 1, 1998. The judgment amount, including legal costs ($522,619) has been deposited in trust with the lawyers and has been expensed in the year ending March 31, 2004.

          Subsequent to year-end, the Corporation settled this action for an amount of $450,000 (including legal costs). The difference between the judgment amount and settlement of $76,180 was received and will be reflected in the first quarter of the new fiscal year.

     (b)  On June 14, 2004, the Corporation  closed a US$7,500,000  ($10,090,725
          CDN) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison (the "Borrower").

          The Corporation can borrow, an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM Best of B and above.

          The Facility will have a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two-year period, the Corporation shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

          The Facility is secured by the general security agreement of the Borrower and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement and pledge of its shares in the Borrower. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Borrower which are acquired after June 14, 2004, in connection with any purchase or other acquisition by Borrower from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies;  (c) any  "book  of  business"  with  respect  to  insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances, in the assets of the Borrower and the Corporation.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 22
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


17.  Subsequent events (continued):

          The Facility is required to be used to fund permitted acquisitions within the United States and provide working capital for the related acquisitions.

          To-date the Corporation has incurred US$336,392 of costs, of which US$320,000 was paid subsequent to the year-end. These amounts will be amortized on a straight-line basis over five years. No amortization has been booked for the year ended March 31, 2004.

     (c) On September 9, 2004, the Corporation, by way of Addison, acquired the net assets of Al Vinciguerra Ltd., a Virginia-based insurance brokerage for $9,030,000 (US$7,000,000). The initial purchase price for the Virginia brokerage of $9,030,000 (US$7,000,000) was satisfied by Addison paying $7,740,000 (US$6,000,000) to the vendors at closing and issuing to the vendors a $1,290,000 (US$1,000,000) promissory note (the "Vinciguerra Note"). The Vinciguerra Note bears interest at 7% per annum and is repayable over 5 years in equal monthly instalments of US$19,801, including interest and is secured by a general security agreement. The purchase was financed using the credit facility provided by FCC, financing obtained from Emmett Lescroart (see (d)) and seller financing. The initial purchase price is subject to adjustment based on the twenty-four months of commission revenue retention from the effective date of the acquisitions, and can only affect the purchase price to reduce it.

     (d)  On August 31, 2004, the Corporation closed a US$3,250,000  ($4,192,500
          CDN) debt financing arrangement with a third party whereby the lender will provide up to a US$3,250,000 ($4,192,500 CDN) loan to purchase substantially all of the assets of Al Vinciguerra Ltd. The loan will have a interest rate of 14% per annum, with interest only payments. The principal amount shall be repaid by August 31, 2009. The loan is secured by the general security agreement of Addison and has been guaranteed by the Corporation, which guarantee has been secured by a general security agreement. The loan is required to be used to fund the Al Vinciguerra Ltd. acquisition.

     (e) On August 31, 2004, the Corporation entered into an Intercreditor Agreement with certain of its creditors, being Emmett Lescroart, Al Vinciguerra Ltd., the Kabaker Family Trust of July 1998, Oak Street and FCC (together referred to herein as the "Creditors"). The Intercreditor Agreement defines the rights and priorities of each of the Creditors as amongst themselves with respect to the collateral secured by their respective security interests in the assets of the Corporation and also sets forth the rights and restrictions on execution against the collateral placed upon them in the event of a default in the obligations of the Corporation to any of them. The Intercreditor Agreement imposes no additional material obligations on the Corporation over and above those obligations already set forth in the security interests granted by the Corporation to the individual Creditors.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 23
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


17.  Subsequent events (continued):

     (f)  Compliance with debt covenants:

          The Corporation was in compliance with the financial covenant requirements of the prime plus 8% note payable of $4,586,739 (US$3,500,000), (the "Oakstreet Debt") as described in note 10, at March 31, 2004 and therefore, the note was classified as long-term.

          Subsequent to March 31, 2004, the Corporation raised additional financing (the "FCC debt") as described in note 17(b).

          The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Corporation has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Corporation's business or financial conditions as determined by the lenders in good faith. The Corporation has determined that it is reasonably possible that one or both of the lenders may declare these loans in default as a result of covenant non-compliance, described below, being considered by the lenders to be a materially adverse change to the Corporation business.

          As at September 30, 2004, the Corporation was in non-compliance with the Oakstreet Debt and the FCC Debt as a result of the Corporation's non-compliance certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Corporation to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios (MICR) and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. The lenders waived non-compliance with each of these covenants as at September 30, 2004. The Corporation expects that these covenants, as presently prescribed, will be in continuous non-compliance for the foreseeable future and have been in discussions with the lenders to revise or replace the subject covenants by amendment of the loan agreements. At this time, no agreement has been reached with the lenders with respect to amendment of the loan agreements. The Corporation anticipates that it will be able to obtain further waivers and/or amendments of the Corporation's financial covenants from the lenders, however this outcome is not guaranteed. If the Corporation is unable to comply with the financial covenants and they are not waived by the lenders, the lenders could exercise their rights to accelerate repayment of the Corporation's obligations and (unless paid with replacement financing) acquire or dispose of the Corporation's assets. At November 15, 2004, the lenders had taken no action to exercise their remedies and future action, if any, by the lenders, is not determinable at this time.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 24
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


17.  Subsequent events (continued):

     (f)  Compliance with debt covenants (continued):

          The Corporation will continue to take steps to re-negotiate acceptable debt covenants with its lenders and expects to generate additional working capital from operations. Other alternatives available to the Corporation include the issuance of additional equity and the renegotiation of principal payments required by the subordinated lenders. The Corporation will be dependent on the continued support of its lenders, failing which the Corporation's ability to maintain continued operations may be adversely affected.


18.  Segmented information:

     The Corporation operates in two economic environments and is involved in the acquisition, consolidation and operation of general and insurance brokerages. Revenues are attributable to geographic areas based on the location of resources producing the revenues. There were no inter-segment transactions during the reported periods.


--------------------------------------------------------------------------------------------------------------------
                       Twelve months ended March 31, 2004                   Twelve months ended March 31, 2003
                     -----------------------------------------------------------------------------------------------
Operating Segments    Canada           US        Consolidated              Canada         US      Consolidated
--------------------------------------------------------------------------------------------------------------------
Revenue              $5,489,636    $1,979,923    $ 7,469,559            $ 5,175,072    $       -  $5,175,072
Net earnings (loss)    (189,146)    (862,352)     (1,051,498)               (17,657)    (338,144)   (355,801)
Identifiable assets   5,490,449    12,251,856     17,742,305              8,263,053      399,225   8,662,278
Additions to:
  Computer systems
    and office
    equipment            21,797        44,433         66,230                 31,766            -      31,766
  Goodwill (note 3)           -     3,487,272      3,487,272                      -            -           -
Depreciation and
  amortization          284,211       207,284        491,495                609,546            -     609,546
Interest and
  financing costs       276,567       664,586(*)     941,153                 12,831      272,889     285,720
--------------------------------------------------------------------------------------------------------------------
(*)  Interest and  financing  costs  related to the U.S.  subsidiary of $664,586 above  includes  $410,586  of  financing  costs  related to the  terminated
     Textron debt financing.


----------------------------------------------------------------------------------------------------------------------
                       Twelve months ended March 31, 2004                    Twelve months ended March 31, 2003
                     -------------------------------------------------------------------------------------------------
Operating Segments    Canada           US       Consolidated                Canada         US      Consolidated
----------------------------------------------------------------------------------------------------------------------
Revenue              $5,489,635    $1,979,923   $7,469,559              $ 5,175,072    $       -    $5,175,072
Computer systems
 and office
 equipment and
 goodwill             1,745,839     4,089,886    5,438,644                5,835,725            -     1,787,097
-----------------------------------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 25
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


19.  Reconciliation to United States generally accepted accounting principles:

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Corporation's financial statements are not material except as follows:

     The effect on the earnings of the Corporation for each of the years in the three year period ended March 31, 2004 of the differences between Canadian and United States accounting principles is summarized as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                       2004              2003             2002
     -----------------------------------------------------------------------------------------------------------
     (Loss) earnings - Canadian GAAP                          $  (1,051,498)    $    (355,801)   $    (131,742)
     Future/deferred income tax recovery                                  -                 -           (6,246)
     Compensation expense on granting of
       stock options to employees                                    (7,713)           (7,713)         (84,411)
     -----------------------------------------------------------------------------------------------------------
     Loss - US GAAP                                           $  (1,059,211)    $    (363,514)   $    (222,399)
     -----------------------------------------------------------------------------------------------------------
     Loss per share - US GAAP                                 $      (0.14)     $      (0.05)    $      (0.03)
     -----------------------------------------------------------------------------------------------------------

     The effect on the consolidated balance sheets of the differences between Canadian and US GAAP are as follows:

     -----------------------------------------------------------------------------------------------
                                                                              2004             2003
     -----------------------------------------------------------------------------------------------
     Shareholders' equity:

     Share capital:
         Balance - Canadian GAAP                                      $  9,897,116      $ 9,687,132
         Compensation expense - stock options                            1,420,337        1,412,624
         Compensation expense - escrowed shares                          4,442,318        4,442,318
     -----------------------------------------------------------------------------------------------
     Balance - US GAAP                                                  15,759,771       15,542,074
     Contributed surplus, Canadian and US GAAP                             104,022                -
     Deficit:
         Balance - Canadian GAAP                                        (3,502,196)      (2,450,698)
         Compensation expense - stock options                           (1,420,337)      (1,412,624)
         Compensation expense - escrowed shares                         (4,442,318)      (4,442,318)
     -----------------------------------------------------------------------------------------------
     Balance - US GAAP                                                  (9,364,851)      (8,305,640)

     Loan from director                                                    (40,000)         (40,000)

     Cumulative translation adjustment:
         Balance per Canadian GAAP                                            (845)               -
     -----------------------------------------------------------------------------------------------
     Balance - US GAAP                                                        (845)               -
     -----------------------------------------------------------------------------------------------
     Total shareholders' equity - US GAAP                             $  6,458,097      $ 7,196,434
     -----------------------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 26
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


19. Reconciliation to United States generally accepted accounting principles (continued):

     For US GAAP presentation, the loan to director (note 5) is presented as a contra amount in shareholder's equity.

     Cash flows from operating activities under US GAAP are the same as Canadian GAAP, however, sub-totals within cash flow from operating activities are not permitted under U.S. GAAP.

     (a)  Goodwill and customer accounts:

          During the year ended March 31, 2003, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets for Canadian GAAP purposes (note 2(a)). In connection with this review, the Corporation determined that it has incorrectly allocated amounts to customer accounts under superceded CICA Handbook Section 1580 for business combinations consummated prior to July 1, 2001, and that it has used an inappropriate amortization period for customer accounts. As a result the net carrying value of $1,593,468 of customer accounts was reclassified as goodwill. In conjunction with this correction, the amortization period for customer accounts was reduced to twelve years from twenty years retroactively, which is consistent with the company's policy for amortization of customer's accounts for U.S. GAAP purposes. The carrying value of goodwill for Canadian and U.S. GAAP purposes is now the same.

     (b)  Stock based compensation:

          During the year ended March 31, 2004, 334,111 stock options were issued (2003: -; 2002: 457,000). For the purpose of reconciling to US GAAP, compensation expense has been recorded relating to options issued in accordance with APB 25 for the difference between the fair value of the underlying shares and the exercise price. Had the Corporation adopted the fair value method outlined in SFAS 123, the Corporation's net income and earnings per share would have been the following pro forma amounts.

         ---------------------------------------------------------------------------------------------------------------
                                             2004                        2003                         2002
                                    -------------------------  ---------------------------     -----------------------
                                   As reported    Pro forma    As reported       Pro forma    As reported    Pro forma
         ---------------------------------------------------------------------------------------------------------------
         Net loss                  $(1,051,498)  $(1,221,027)    $(363,514)     $ (380,755)     $  222,399   $  307,368
         ---------------------------------------------------------------------------------------------------------------
         Loss per common share:
         Basic                     $     (0.14)  $     (0.16)    $   (0.05)     $    (0.05)     $    (0.03)  $    (0.04)
         ---------------------------------------------------------------------------------------------------------------

          The fair  value  of these  options  has been  estimated  using a Black
          Scholes   option   pricing   model  and  is  based  on  the  following
          assumptions:

         --------------------------------------------------------------------------------
                                                            2004        2003        2002
         --------------------------------------------------------------------------------
         Expected stock price volatility                     64%         73%         73%
         Risk free interest rate                            2.6%        5.5%        5.5%
         Expected life of the options (years)                  5           5           5
         --------------------------------------------------------------------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 27
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


19. Reconciliation to United States generally accepted accounting principles (continued):

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

     (d)  Recently issued accounting standards:

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting fro stock-based employee compensation. In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company is reviewing adopting the fair value-based method under US GAAP, as provided for under SFAS No. 123 and SFAS No. 148. The Company is currently reviewing the transition provisions.

          In 2003, the FASB issued FIN 46 (Revised) "Consolidation of Variable Interest Entities" that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity ("VIE"). As of March 31, 2004, the Company has not identified any VIE's that would require consolidation or any significant exposure to VIE's that would require disclosure.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Notes to Consolidated Financial Statements, p. 26
(in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


19. Reconciliation to United States generally accepted accounting principles (continued):

     (d)  Recently issued accounting standards (continued):

          In May 2003, the FASB issued SFAS No 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 has had no impact on the financial statements of the Company.

(B)  Index to Exhibits


Exhibit
Number              Description
------              -----------
 1.1(1)             Notarially  certified copies of the Certificate and Articles of Amalgamation dated February 28, 1999

 1.2(4)             Notarially certified copies of General By-Law No. 1

 1.3(4) Copy of Shareholder Rights Plan Agreement dated as of July 3, 2001 between the Corporation and CIBC Mellon Trust Company as Rights Agent

 4.1(1) Copy of Sublease Agreement regarding property located at Southport Atrium, 10333 Southport Road, S.W. Calgary, Alberta between Valmet Automation (Canada) Ltd. and the Corporation

 4.2(2)             Copy of Employee Stock Option Plan dated February, 2000

 4.3(3) Copy of Proposal to Provide Financial Public Relations Services to the Corporation by Barry Kaplan Associates dated March 17, 2000

 4.4(3) Copy of Content License Agreement between the Corporation and Screaming Media dated June 20, 2000

 4.5(3)             Copy of Service  Agreement and Fee Proposal for  Co-Transfer
                    Agent   Services   dated   September  1,  2000  between  the
                    Corporation and Chase Mellon Shareholder Services

 4.6(3) Copy of Letter of Agreement dated October 12, 2000 re Maintenance & Support Services between the Corporation and Axiom Internet Services

 4.7(3) Copy of Employment Agreement dated January 1, 2001 between the Corporation and Kevin Hamilton

 4.8(3) Copy of Employment Agreement dated January 1, 2001 between the Corporation and Tim Ogryzlo

 4.9(3) Extension of Sublease dated July 20, 2001 between Valmet Automation (Canada) Ltd. and the Corporation

 4.10(3) Promissory Note dated June 28, 2001 from Tony Consalvo issued to the Corporation

 4.11(3) Share Pledge Agreement dated June 28, 2001 between Tony Consalvo and the Corporation

 4.12(3) Gneral Security Agreement dated June 28, 2001 between Tony Consalvo and the Corporation

 4.13(4)            Form of Director Stock Option Agreements

 4.14(4)            Form of Employee Stock Option Agreement

 4.15(4)            Purchase   Agreement   dated   August  21,  2001  among  the
                    Corporation, Robert Ryan and 779451 Alberta Ltd.

 4.16(4) Trust Agreement dated July 29, 2002 among Demiantschuk Milley Burke & Hoffinger, the Corporation and Robert Ryan

 4.17(5) Employment Agreement between the Corporation and Primo Podorieszach dated April 1, 2003

 4.18(5)            Employment   Agreement  between  the  Corporation  and  Tony
                    Consalvo dated April 1, 2003

Exhibit
Number              Description
------              -----------

 4.19(5) Employment Agreement between the Corporation and Shelly Samec dated September 1, 2002

 4.20               Credit Agreement between Addison York Insurance Brokers Ltd.
                    and Oak Street Funding LLC dated March 19, 2004

 4.21 $5,000,000 Credit Note dated March 19, 2004 issued by Addison York Insurance Brokers Ltd. to Oak Street Funding LLC (included in Exhibit 4.20)

 4.22 General Security Agreement between Addison York Insurance Brokers Ltd. and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

 4.23 Guaranty of the Corporation to Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

 4.24 General Security Agreement between the Corporation and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

 4.25 Securities Pledge Agreement between the Corporation and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

 4.26               Waiver and First  Amendment to Loan and  Security  Agreement
                    dated  August  31,  2004  between   Addison  York  Insurance
                    Brokers, Ltd. and Oak Street Funding LLC.

 4.27 Purchase Agreement dated October 1, 2003 among Addison York Insurance Brokers, Ltd., and DKWS Enterprises, Inc., Kabaker Family Trust of July 1998, John W. Kabaker and Theolyn Kabaker

 4.28 Amendment to Purchase Agreement dated March 15, 2004 among Addison York Insurance Brokers, Ltd., and DKWS Enterprises, Inc., Kabaker Family Trust of July 1998, John W. Kabaker and Theolyn Kabaker

 4.29 $3,515,000 Promissory Note dated October 1, 2003 issued by Addison York Insurance Brokers, Ltd. to Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

 4.30 General Security Agreement dated October 1, 2003 between Addison York Insurance Brokers Ltd. and Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

 4.31 Amendment to General Security Agreement dated March 15, 2004 between Addison York Insurance Brokers Ltd. and Kabaker Family Trust of July 1998

 4.32 Agency Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

 4.33 Purchase Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., Johns Insurance Agency, Inc., Johns Revocable Trust and Frederick G. Johns Jr.

 4.34 Agency Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., Johns Insurance Agency, Inc. and Johns Revocable Trust (included in Exhibit 4.33)

 4.35 Extension of Sublease dated February 21, 2004 between Telvent Canada Limited and the Corporation

 4.36 Loan and Security Agreement dated June 3, 2004 between Addison York Insurance Brokers, Ltd. and FCC, LLC, d/b/a First Capital

Exhibit
Number              Description
------              -----------
 4.37               Waiver and First  Amendment to Loan and  Security  Agreement
                    dated  August  31,  2004  between   Addison  York  Insurance
                    Brokers, Ltd. and FCC, LLC, d/b/a/ First Capital

 4.38 Guarantee of the Corporation to FCC, LLC, d/b/a First Capital dated June 3, 2004

 4.39 General Security Agreement dated June 3, 2004 between the Corporation and FCC, LLC d/b/a First Capital

 4.40 Securities Pledge Agreement between the Corporation and FCC, LLC dated June 3, 2004

 4.41 Loan and Security Agreement dated August 31, 2004 between Addison York Insurance Brokers Ltd. and Emmett Lescroart

 4.42 $3,250,000 Credit Note dated August 31, 2004 issued by Addison York Insurance Brokers, Ltd. to Emmett Lescroart

 4.43               Guarantee  of the  Corporation  to  Emmett  Lescroart  dated
                    August 31, 2004

 4.44 General Security Agreement dated August 31, 2004 between the Corporation and Emmett Lescroart

 4.45               Purchase  Agreement dated August 31, 2004 among Addison York
                    Insurance   Brokers,   Ltd.,  Al  Vinciguerra   Ltd.,   Dena
                    Vinciguerra and Renee Woodard

 4.46 $1,000,000 Promissory Note dated August 31, 2004 issued by Addison York Insurance Brokers, Ltd. to Al Vinciguerra Ltd. (included in Exhibit 4.45)

 4.47               Security  Agreement  dated August 31, 2004  between  Addison
                    York  Insurance  Brokers,   Ltd.  and  Al  Vinciguerra  Ltd.
                    (included in Exhibit 4.45)

 4.48 Debt Subordination and Intercreditor Agreement dated August 31, 2004 among Addison York Insurance Brokers, Ltd., Anthony Clark International Insurance Brokers Ltd., Emmett Lescroart, Al Vinciguerra Ltd., Kabaker Family Trust of July 1998, FCC, LLC, and Oak Street Funding LLC (included in
                    Exhibit 4.45)

 4.49               Agency  Agreement  dated August 31, 2004 among  Addison York
                    Insurance   Brokers,   Ltd.,  Al  Vinciguerra   Ltd.,   Dena
                    Vinciguerra and Renee Woodard (included in Exhibit 4.45)

 8.1                List of Subsidiaries (included in Item 4.C.)

12.1                Certifications   Required   by   Rule   13a-14(a)   or  Rule
                    15(d)-14(a)

13.1                Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)

(1) Previously filed as Exhibits to the Corporation's Form 20-F filed on November 2, 1999.

(2) Previously filed as Exhibits to the Corporation's Form 20-F filed on July 27, 2000.

(3) Previously filed as Exhibits to the Corporation's Form 20-F filed on September 27, 2001.

(4) Previously filed as Exhibits to the Corporation's Form 20-F filed on August 27, 2002.

(5) Previously filed as Exhibits to the Corporation's Form 20-F filed on September 15, 2003.

                                   SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date:    November 17, 2004


                                    ANTHONY CLARK INTERNATIONAL
                                    INSURANCE BROKERS LTD.



                                    Per:  /s/ Primo Podorieszach
                                          ------------------------------------
                                          Primo Podorieszach
                                          President and Chief Executive Officer