Form 20-F
period 2005-03-31
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD
filed 2005-10-17
CIK 1098712

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2005

Commission file number 0-30366

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
             (Exact name of Registrant as specified in its charter)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

     Suite 355, 10333 Southport Road S.W., Calgary, Alberta, Canada T2W 3X6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

  Title of each Class                 Name of each exchange on which registered
  -------------------                 -----------------------------------------
        None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, Without Par Value
                        --------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 Not Applicable
                                 --------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital of Common stock as of the close of the period covered by this report.

         March 31, 2005                           7,955,153 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes   X              No  ______

Indicate by check mark which financial statement item the registrant has elected to follow.

           Item 17     X               Item 18  _____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                   Yes   _____           No  X


                                      TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS...............................................1

DEFINITIONS.....................................................................................1

PART I..........................................................................................1
   Item 1.     Identity of Directors, Senior Management and Advisors............................1
   Item 2.     Offer Statistics and Expected Timetable..........................................2
   Item 3.     Key Information..................................................................2
   Item 4.     Information on the Company.......................................................9
   Item 5.     Operating And Financial Review And Prospects....................................14
   Item 6.     Directors, Senior Management and Employees......................................24
   Item 7.     Major Shareholders and Related Party Transactions...............................34
   Item 8.     Financial Information...........................................................37
   Item 9.     The Offer and Listing...........................................................38
   Item 10.    Additional Information..........................................................40
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk......................54
   Item 12.    Description of Securities Other than Equity Securities..........................54

PART II........................................................................................54
   Item 13.    Defaults, Dividend Arrearages And Delinquencies.................................54
   Item 14.    Material Modifications to the Rights of Securities Holders and Use of Proceeds..54
   Item 15.    Controls and Procedures.........................................................54
   Item 16A.   Audit Committee Financial Expert................................................55
   Item 16B.   Code of Ethics..................................................................55
   Item 16C.   Principal Accountant Fees and Services..........................................55

PART III.......................................................................................56
   Item 17.    Financial Statements............................................................56
   Item 18.    Financial Statements............................................................57
   Item 19.    Exhibits........................................................................81

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's limited operating history; under-capitalization; risks involving integration of acquisitions; unpredictability of future revenues; management of growth and integration; potential technological changes; the Company's dependence on key personnel; marketing relationships; reliance on third-party insurance companies; potential new businesses, competition and low barriers to entry; government regulations; security risks; and the other risks and uncertainties described under Risk
Factors in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. See "Risk Factors." Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and management assumes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. You are cautioned against placing reliance on forward-looking statements.

                                   DEFINITIONS

Certain terms used in this Annual Report are defined below:

"Addison York"      a wholly owned Delaware subsidiary of the Company.

"Company"           means Anthony  Clark  International  Insurance  Brokers Ltd.
                    and, except where otherwise indicated, its subsidiaries.

"Common Shares"     means common  shares  without par value in the capital stock of the Company.

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

"Insurance          means  those  entities  which  provide  insurance  coverage,
 Companies" or      assess and provide  the payment of any insurance  claims and
"Insurance          pay  commissions to Insurance  Brokers and Insurance  Agents
 Company"           for  providing   customer  services  and  placing  insurance
                    coverage with the Insurance Company.

"OTCBB"             means the Nasdaq OTC Bulletin Board.

"TSX"               means The Toronto Stock Exchange.


                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

     A.   Selected Financial Data

The following table sets forth selected financial data regarding the Company's consolidated operating results and financial position in Canadian dollars. See "Currency Translations". The data has been derived from the Company's consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") for the years ended March 31, 2005, 2004 and 2003, see note 25 to the consolidated financial statements included in this Annual Report. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The comparability of the financial data presented is affected by factors such as significant acquisitions, financings, changes of business and property dispositions. See "Item 5 - Operating and Financial Review and Prospects".

(Canadian Dollars)
----------------------------------------------------------------------------------------------------------------------
                                            March 31,      March 31,      March 31,       March 31,     March 31,
                                               2005           2004           2003            2002         2001
----------------------------------------------------------------------------------------------------------------------
                                                                                          (restated)    (restated)
Working Capital - Canadian GAAP            $(16,785,495)   $  1,848,775    $  3,910,863   $  4,263,466   $  4,391,594
Working Capital- US GAAP                   $(15,356,831)   $  1,848,775    $  3,910,863   $  4,263,466   $  4,391,594

Total Assets - Canadian GAAP               $ 21,862,339    $ 16,864,359    $  8,662,278   $  8,959,873   $  8,890,747
Total Assets - U.S. GAAP                   $ 22,973,372    $ 16,864,359    $  8,662,278   $  8,959,873   $  8,896,993

Total Liabilities - Canadian GAAP          $ 19,453,370    $ 10,366,262    $  1,425,844   $  1,367,732   $    921,074
Total Liabilities - U.S. GAAP              $ 18,024,706    $ 10,366,262    $  1,425,844   $  1,367,732   $    921,074

Long Term Obligations - Canadian GAAP      $    336,141    $  8,243,651    $    363,786   $    571,658   $    169,350
Long Term Obligations - U.S. GAAP          $    336,141    $  8,243,651    $    363,786   $    571,658   $    169,350

Shareholders' Equity - Canadian GAAP       $  2,408,969    $  6,498,097    $  7,236,434   $  7,592,141   $  7,969,673
Shareholders' Equity - U.S. GAAP           $  4,908,666    $  6,458,097    $  7,196,434   $  7,592,141   $  7,975,919

Number of Shares Outstanding                  7,955,153       7,955,153       7,692,055      7,692,055      7,725,455
----------------------------------------------------------------------------------------------------------------------


(Canadian Dollars)
                                             -------------------------------------------------------------------------
                 Years ended                    March 31,       March 31,       March 31,     March 31,      March 31,
                                                   2005            2004           2003           2002           2001
                                             -------------------------------------------------------------------------
                                                                                             (restated)      (restated)
Revenue - U.S. and Canadian GAAP              $ 13,060,344   $  7,469,559     $ 5,175,072    $ 4,449,628     $ 3,894,115

Earnings (loss) before interest, taxes,       $  1,524,161   $    258,502     $   552,778    $   445,029     $   251,034
depreciation and amortization - Canadian
GAAP (1)

                                             -------------------------------------------------------------------------
                 Years ended                    March 31,       March 31,       March 31,     March 31,      March 31,
                                                   2005            2004           2003           2002           2001
                                             -------------------------------------------------------------------------
                                                                                             (restated)      (restated)

Earnings (loss) before interest, taxes,       $   1,499,207  $     250,789    $  545,065     $   360,618     $   (30,772)
depreciation and amortization - US GAAP (1)

Dividends per Share (2)                       $           0  $           0    $        0     $         0     $         0


Net earnings (loss) - Canadian GAAP           $  (4,470,154) $  (1,051,498)   $ (355,801)    $  (131,742)    $     9,944
Net earnings (loss) - U.S. GAAP               $  (1,955,411) $  (1,059,211)   $ (363,514)    $  (222,399)    $  (294,919)

Earnings (loss) per Common Share, basic and
  diluted:
    Canadian GAAP                             $       (0.56) $       (0.14)   $    (0.05)    $     (0.02)    $      0.00
    U.S. GAAP                                 $       (0.25) $       (0.14)   $    (0.05)    $     (0.03)    $     (0.05)

     (1)  Earnings (loss) before interest,  taxes, depreciation and amortization
          (EBITDA) is discussed and presented here as a  non-Generally  Accepted
          Accounting   Principles  measure  because  it  is  management's  major
          performance indicator.  EBITDA is reconciled to Net Earnings (loss) in
          Item 5.A under the heading  "Earnings (loss) before  interest,  taxes, depreciation and amortization (EBITDA)".

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

                        Canadian Dollars Per U.S. Dollar
                           Fiscal Year Ended March 31,
                          ------------------------------------------------
                             2005      2004      2003      2002      2001
                          ------------------------------------------------
Average for the period      1.2791    1.3353    1.5447    1.5671    1.5041

The following table sets forth the high and low exchange rates for Canadian dollars expressed in terms of one United States dollar for each of the last 6 months.

                     ------------------------------------------------------
                      August    July     June      May     April     March
                       2005     2005     2005     2005     2005      2005
                     ------------------------------------------------------
High for the month    1.2185   1.2437   1.2578   1.2703   1.2568    1.2463
Low for the month     1.1888   1.2048   1.2256   1.2373   1.2146    1.2017

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on August 31, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of one Canadian dollar into United States dollars was US$0.8408 (US$1.00 = Cdn$1.1893). In this Annual Report on Form 20-F (the "Annual Report" or "20-F"), unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

     B.   Capitalization and Indebtedness

Not Applicable.

     C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

     D.   Risk Factors

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.


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


THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has in the past, and may in the future, purchase the assets of General Insurance Brokerages located in jurisdictions where the Company has not yet obtained the necessary licenses to operate as a General Insurance Brokerage. Without possessing such licenses, the Company cannot obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those jurisdictions. As such, the Company has in the past, and may in the future, enter into agency agreements with the vendors of these General Insurance Brokerages whereby the vendors of those agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these agency agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the agency agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the agency agreements then this will have a negative impact on the Company's ability to service its customers.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.


PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.


THE COMPANY'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE COMPANY'S MANAGEMENT TEAM AND KEY PERSONNEL

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. Shareholders will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Mr. Bhatia and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.


THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.


INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.


THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.


INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an Insurance Company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the Insurance Companies and are paid once calculated. Further, we have no control over the process by which Insurance Companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between Insurance Companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

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


PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.


IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

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


THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.


DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS AND WARRANTS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options and warrants is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options and warrants, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.


BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The Common Shares of the Company are posted for trading on the TSX and the closing price of its Common Shares on August 31, 2005 was $.60 per share. The Common Shares of the Company are also quoted on the OTCBB and the quoted price of its Common Shares on August 31, 2005 was US$.46 per share. As such, the Common Shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares of the Company, which could severely limit the market liquidity of the Common Shares and impede the sale of the Common Shares in the secondary market.

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


THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.


NO INTENTION TO DECLARE DIVIDENDS

The Company has a recent history of losses and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.


INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

Item 4.  Information on the Company

     A.   History and Development of the Company

Anthony Clark International Insurance Brokers Ltd. (the "Company") is a corporation amalgamated pursuant to the laws of Alberta, Canada. The Company's head office and principal business office is located at Suite 355, 10333 Southport Road, S.W., Calgary, Alberta, Canada T2W 3X6 and its telephone number is (403) 278-8811. The Company's registered office in Alberta is located at 1200, 1015 - 4th Street S.W., Calgary, Alberta, Canada T2R 1J4. The Company's agent for the service in Alberta, Canada, is Thomas Milley at the law firm of Demiantschuk, Milley, Burke & Hoffinger at 1200, 1015 - 4th Street, S.W., Calgary, Alberta, Canada, T2R 1J4.

On April 1, 1996, the Company was amalgamated with six other companies under the Business Corporations Act (Alberta). The companies involved in the amalgamation were 393675 Alberta Inc., 487220 Alberta Inc., 537169 Alberta Inc., 582939 Alberta Inc., 537168 Alberta Inc., Global FGI Inc. (all Alberta companies) and Anthony Clark International Insurance Brokers Ltd. (which was a federal company incorporated on June 23, 1993, extra-provincially registered in the Province of Alberta on October 6, 1993, and continued into the jurisdiction of the Province of Alberta on March 18, 1996, for the purposes of the amalgamation). On February 28, 1999, the Company amalgamated with Mayfair Insurance Brokers Ltd., its wholly-owned subsidiary, to form the resulting corporation.

On July 31, 2002, the Company completed a U.S.$5,000,000 revolving line of credit (the "Textron Facility") pursuant to a loan agreement dated July 31, 2002 between the Company and Textron Financial Company ("Textron"), as amended by an agreement dated April 3, 2003. The Textron Facility had an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum, or (b) U.S.$10,000 per month. A commitment fee of $100,000 was paid on the closing date and is also required to be paid on the anniversary of the closing date each year. As collateral for the Textron Facility, Textron obtained a first charge over all of the assets of the Company.

On October 17, 2003, the Company acquired the net assets of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers ("Vista"), a California based General Insurance Brokerage for purchase consideration of $6,117,633. The purchase was financed using cash and seller financing. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year after closing. A further adjustment of 20% of the purchase consideration will be made based on a price calculation relating to the commission revenue in the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved.

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents.

On November 6, 2003, the Company executed a loan agreement (the "Paragon Loan") with Paragon Capital Corporation Ltd. ("Paragon") with loan proceeds of $2,100,000. The loan had a one-year term, with interest only payments, with interest at 2% per month. A commitment fee of $63,000 was paid to Paragon in connection with the Paragon Loan. The Paragon Loan was secured against all of the assets of the Company.

On November 6, 2003, the Company acquired the net assets of Johns Insurance Agency, Inc. ("Johns"), a California based General Insurance Brokerage for purchase consideration of $2,483,009. The purchase was financed using cash and seller financing.

On February 26, 2004, the Company completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company.

On March 22, 2004, the Company completed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street agreed to provide a US$5,000,000 reducing revolving line of credit (the "Oak Street Facility") subject to a borrowing base formula. The Oak Street Facility had an interest rate of prime plus 8% per annum with interest only payments for a period of two years. The Oak Street Facility was required to be used to refinance the Paragon Loan, acquisitions of General Insurance Brokerages and related working capital and equipment needs and other purposes approved by Oak Street. The Oak Street Facility was secured against all of the assets of the Company, other than the collateral subject to future financing.

On March 22, 2004, the Paragon Loan was repaid with the proceeds received from the Oak Street Facility.

On May 31, 2004, the Company settled a previously outstanding legal proceeding for a cash payment of $450,000 (including legal costs). The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998.

On June 14, 2004,  the Company  completed a  U.S.$7,500,000  ($10,090,725)  debt financing arrangement with First Capital Company, LLC ("FCC") whereby FCC will provide up to a U.S.$7,500,000 ($10,090,725) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula. The FCC Facility had a maturity 5 years from the close of the transaction, with interest only payments during the first two years. The FCC Facility had a Wall Street Journal interest rate of prime plus 2% per annum. As collateral for the FCC Facility, FCC had a security interest in the assets of the Company acquired after June 14, 2004, in connection with any acquisition financed by FCC and a subsequent security interest in the assets of the Company, subject to certain permitted encumbrances. The FCC Facility was to be used to fund acquisitions of General Insurance Brokerages within the United States and provide working capital for the related acquisitions.

On August 31, 2004, the Company obtained U.S.$3,250,000 ($4,192,500) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US $3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the net assets of Al Vinciguerra Ltd., ("Vinciguerra") a Norfolk, Virginia area based General Insurance Brokerage. The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Company to make monthly interest only payments until 2008. The principal amount is due September 1, 2008. The Emmett Facility is secured by certain assets of the Company.

On September 8, 2004, the Company acquired Vinciguerra for purchase consideration of $8,978,354. The purchase was financed using the FCC Facility, the Emmett Facility and seller financing. On January 12, 2005, the Company acquired the net assets of Schuneman Insurance Agency Inc. ("Schuneman"), a Sterling, Illinois based General Insurance Brokerage, for purchase consideration of $1,122,477. The purchase was financed using an existing FCC Credit Facility and seller financing.

On June 15, 2005, the Company completed a U.S.$25,000,000 ($30,750,000) secured debt financing arrangement (the "Bridge Facility") with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance LLC (collectively, the "Lenders"). The Bridge Facility was used to repay the FCC and Oak Street Facilities and certain other obligations amounting to approximately U.S.$7.5 Million and the balance of the Bridge Facility will be used for working capital and to fund future acquisitions of General Insurance Brokerages within the United States. The Bridge Facility will mature in five years and interest is payable monthly during the term of the loan. Principal is payable during the term of the loan based upon an excess cash flow availability formula. The Bridge Facility has an interest rate of prime plus 6.25% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$3.0 Million and U.S.$5.0 Million respectively. As additional consideration for providing the Bridge Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares of the Company at a price of $0.80 per share for a five-year period following the closing of the Bridge Financing. The Bridge Facility has been fully guaranteed and collateralized by the Company.

     B.   Business Overview

The Company is engaged in the insurance business as a General Insurance Brokerage which employs Insurance Brokers to act on behalf of its customers in seeking to place general insurance coverage comprising property and casualty insurance with any number of Insurance Companies. The General Insurance industry insures against many different types of risk including automobile, personal property, commercial property and liability. Compared with other sectors of the financial services industry, the General Insurance industry is highly fragmented. The large number of competitors results in no single Insurance Company having a dominant market share in any line of business. Industry-wide financial conditions are putting pressure upon General Insurance Companies to become more efficient and profitable. One way in which Insurance Companies are becoming more efficient is by reducing the number of General Insurance Brokerages with which they do business. Larger General Insurance Brokerages are expected to benefit from this trend.

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

Profile

The Company is a General Insurance Brokerage and has been in business since 1989. The Company carries on operations in Alberta, Canada and the States of California, Virginia, and Illinois, U.S.A. The Company operates out of nineteen locations: six in Alberta, two in California, ten in Virginia and one in Illinois. The Company generated revenue of $13,060,344 in the fiscal year ended March 31, 2005, $7,469,559 in the fiscal year ended March 31, 2004, and $5,175,072 in the fiscal year ended March 31, 2003. The Company's business is generally not affected by seasonality and experiences recurring revenues that are principally derived from commissions earned from placing General Insurance with insurance carriers on behalf of the Company's customers.

The Company's operations are highly automated and it strives to maintain an excellent reputation with its customers and the insurance carriers. Since its inception, the Company has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Company's overall business structure. As of March 31, 2005, the Company had purchased 19 General Insurance Brokerages in the Province of Alberta, Canada, two insurance brokerages in the State of California, one insurance brokerage in the State of Virginia and one insurance brokerage in the State of Illinois.

Growth Strategy

The Company has a growth strategy of acquiring strategically located General Insurance Brokerages ("Flagship Brokerages"). Upon acquiring a Flagship Brokerage, the Company plans to take advantage of the consolidation pressure in the General Insurance industry by further acquiring and integrating other General Insurance Brokerages located close to the Flagship Brokerage in order to take advantage of the economies of scale of a larger operation. Moreover, it is the Company's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Company's representation of various Insurance Companies and their products. The revenue growth during the past three years has been primarily attributed to business acquisitions and internally generated business. There can be no assurance that the Company will have earnings growth and benefit from economies of scale being achieved from increased revenue volume and commission from its operations and growth strategy.

The Company plans to continue a growth strategy of acquiring General Insurance Brokerages in other parts of Canada and the U.S.

The Company requires licences and insurance carrier appointments to operate as a General Insurance Brokerage in each state, province or territory which would enable it to market and sell General Insurance products. The Company may not have the required licenses or carrier appointments at the time of completion of each acquisition of a General Insurance Brokerage. Accordingly, the Company enters into separate agency agreements with the vendors of such acquired General Insurance Brokerages whereby the vendors of such agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. To date, the Company has obtained licences in the States of California, and Virginia and currently requires a license in Illinois. The Company is actively filing all necessary licensing applications and obtaining carrier appointments with the Insurance Companies.

All of the agency agreements entered into with the vendors of the Vista, Johns, Vinciguerra and Schuneman assets are similar in respect to the duties and obligations of the parties thereto and can be summarized as follows. Pursuant to the terms of the agency agreements the vendors agreed, for the exclusive benefit of the Company, to staff, manage and operate the Insurance Brokerages and the purchased assets within an established budget and in a professional and prudent manner. The agreements further specify that all clients and revenues stemming from the operation of the Insurance Brokerage shall belong solely to the Company and that the Company is responsible for the payment of all of the reasonable and provable expenses of the vendors with respect to the staffing, management and operation of the Insurance Brokerages in accordance with the established budget.

By their respective terms, the agency agreements will terminate upon the occurrence of the earliest of the following events: a) the date upon which the Company obtains: i) all of the necessary regulatory approvals to operate as an Insurance Brokerage or agent in the State where the purchased assets are located; and ii) all of the carrier appointments from the Insurance Companies (or such number of carrier appointments as the Company deems satisfactory); or
b) December 31, 2018 in respect of Johns, September 30, 2018 in respect of Vista, December 31, 2024 in respect of Vinciguerra and December 31, 2024 in respect of Schuneman; or c) the date that the Company delivers written notice to the vendor (as the case may be) that it is terminating the agency agreement. Upon the termination of an agency agreement all of the vendors right title and interest in and to any and all employment agreements, non-competition agreements and confidentiality agreements which it may have with its employees shall be assigned to the Company and any and all amounts which are or will become due and owing to the Company pursuant to the terms of the agency agreement will immediately become due and payable.

As security for the performance of the terms and conditions of the agency agreement the shareholders of the different vendors pledged all of their issued and outstanding capital stock in the vendors to the Company and further provided the Company with a directors resolution of the respective vendors authorizing the officers of the Company to become the proper signing officers of the vendors with respect to the control of the bank accounts of the vendors. The respective pledge of shares agreements and the directors resolutions are currently being held in escrow by the firm of Demiantschuk Milley Burke & Hoffinger and are to be released to the Company in the event of a default of the respective agency agreements or to the respective vendors upon the termination of an agency agreement in accordance with its terms.

The Company plans to acquire additional General Insurance Brokerages over the next 12-month period depending upon its cash resources and its ability to raise additional capital to acquire Insurance Brokerages. Depending upon market conditions, the availability of other General Insurance Brokerages and the price that they are available, the Company's acquisition plans may change. Any further growth may require the Company to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

For a  breakdown  of  revenues by  geographic  market for the last three  fiscal
years,  see  Note  22,  Segment   Disclosures  in  the  Consolidated   Financial
Statements.

     C.   Organizational Structure

The Company is a General Insurance Brokerage which conducts its insurance business in Alberta, Canada, and in the States of California, Virginia, and Illinois, U.S.A. In Canada, it conducts its business through Anthony Clark International Insurance Brokers Ltd. and Heritage Hill Insurance Ltd., a wholly-owned Alberta subsidiary of the Company. In the U.S., it conducts its business through Addison York Insurance Brokers Ltd., a wholly-owned Delaware subsidiary of the Company.

             -----------------------------------------------------
               Anthony Clark International Insurance Brokers Ltd.
                              (Alberta Corporation)
              -----------------------------------------------------
                                       |
----------------------------------------------------------------------------
               |                                        |
  Addison York Insurance Brokers            Heritage Hill Insurance Ltd.
          Ltd.(Delaware                         (Alberta Corporation)
        Corporation) 100%                               100%
------------------------------------     ------------------------------------

     D.   Property, Plant and Equipment

The Company does not own any real property but leases office space to conduct its business operations as a General Insurance Brokerage. The Company has a conditional operating sublease commitment for office premises in Calgary, Alberta for a term expiring July 30, 2006 at a base rent of $11,096 per month plus operating costs estimated at $10,040 per month. Heritage Hill Insurance Ltd., a wholly-owned subsidiary, also has an operating lease commitment for office premises in Calgary, Alberta for a term expiring March 31, 2006 at a base rent of $1,738 per month plus operating costs estimated at $1,836 per month. The remaining four offices operate on a month-to-month office sharing arrangement basis without formal leases. The total amount of additional month-to-month lease costs is approximately $1,122 per month in the aggregate.

In California, the Company's subsidiary Addison York has two operating leases, one in the San Francisco area for a term expiring on August 31, 2006 at a rent of US$11,126 plus operating costs estimated at $1,000 per month and one in the Los Angeles area for a term expiring September 30, 2006 at a rent of $2,048 plus operating costs estimated at $500 per month.

In Virginia, the Company's subsidiary Addison York has twelve operating leases with varying terms of expiry up to August 31, 2007 for a total monthly rent of US$21,709 per month plus operating costs estimated at US$3,296 per month.

In Illinois, the Company's subsidiary Addison York has one operating lease in Sterling, Illinois for a term expiring December 31, 2006 at a rent of US$2,100 plus operating costs estimated at US$750 per month.

Item 5.  Operating And Financial Review And Prospects

The following discussion and analysis explains trends in the Company's financial condition and results of operations for the three fiscal years ended March 31, 2005, 2004 and 2003. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited consolidated financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. See "Special Note Regarding Forward Looking Statements". The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which conform to accounting principles generally accepted in the United States, except as described in the notes to the Consolidated Financial Statements dated March 31, 2005, 2004 and 2003. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP). For a reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 25 to the audited consolidated financial statements and supplemental information entitled Reconciliation to United States GAAP for years ended March 31, 2005, 2004 and 2003.

Overview

The Company's operations are primarily directed to acting as a General Insurance Brokerage and acquiring Flagship Brokerages which the Company integrates into its existing operations in order to take advantage of the economies of scale of a larger Insurance Brokerage operation. It is the Company's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Company's representation of various Insurance Companies and their products.

Critical Accounting Policies

On December 12, 2001 the Securities and Exchange Commission ("SEC") issued Financial Reporting Release ("FRR") No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" which, among other things, encourages discussion concerning the most critical accounting policies used in the preparation of the Company's financial statements. Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions, and accounting for the resulting customer accounts, goodwill and non-competition agreements, stock-based compensation and income taxes.

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Business combinations

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

Customer accounts

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

Goodwill

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

Non-competition agreements

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

Stock-based compensation

Stock-based  compensation  is accounted  for at fair value as  determined by the
Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Income taxes

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

     A.   Operating Results

US Acquisitions

Year ended March 31, 2005

During the year the Company acquired the net assets of the Vinciguerra insurance brokerage, located in Virginia, and the Schuneman insurance brokerage, located in Illinois. Aggregate purchase consideration of $ 10,100,831 (US$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman and thus reflect results for only part of the year. The Company's revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                               Vinciguerra         Schuneman           Total
                                              --------------------------------------------------
      Customer accounts                       $  1,855,983        $   227,906      $  2,083,889

      Computer systems and equipment                64,390             36,759           101,149
      Non-competition agreements                   160,975             34,308           195,283
      Goodwill                                   6,978,094            823,504         7,801,598
      Other                                          6,439                  -             6,439
      Liabilities assumed                          (87,527)                 -           (87,527)
                                              --------------------------------------------------
                                              $  8,978,354        $ 1,122,477      $ 10,100,831
                                              --------------------------------------------------

Consideration paid


      Cash                                    $  7,857,638        $   299,588      $  8,157,226

      Fair values of notes payable               1,120,716            822,889         1,943,605
                                              --------------------------------------------------
                                              $  8,978,354        $ 1,122,477      $ 10,100,831
                                              --------------------------------------------------

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

The acquired customer accounts will be amortized on a straight-line basis over two years and ten years, respectively for the Vinciguerra and Schuneman agencies, their estimated useful lives.

During the year ended March 31, 2005 the contingent adjustment related to John's was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).

Revenues

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Company's revenue increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

Contingent commissions are commissions paid to the Company by Insurance Companies based upon volume, growth and/or profitability of business placed with such Insurance Companies by the Company.

Expenses

Salaries and wages have increased to $7,925,260 for the period ending March 31, 2005 from $4,818,880 for the period ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US office during the year resulting in an expected annual saving of approximately $767,000.

Salaries and wages increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,173,128 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000), decrease in operating costs of the website and computer maintenance costs (approximately $36,000), and decrease in other expenses primarily related to acquisition identification (approximately $102,000).

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275).

During the year ended March 31, 2004, legal judgment expense of $522,619 was recorded. This judgment was made against the Company with respect to a previously outstanding legal proceeding. The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998. During the year ended March 31, 2005, the Company settled for a cash payment of $450,000 (including legal costs). The difference between the judgment amount and settlement of $72,619 was recovered and reflected in the first quarter of the 2005 fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA is a non-Generally Accepted Accounting Principles measure and represents earnings before interest, income taxes and depreciation and amortization (non-cash expenses). The Company's EBITDA increased to $1,524,161 for the year ended March 31, 2005 from $258,502 for the year ended March 31, 2004 primarily due to US acquisitions, two of which were included for the full year and two of which occurred during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions

The Company's EBITDA decreased from $552,778 for the year ended March 31, 2003 to $258,502 for the year ended March 31, 2004 primarily due to the legal judgement ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net Earnings (loss) below.

    Years ended March 31,                             2005              2004           2003          2002          2001
                                                                                                  (restated)    (restated)
    OPERATIONS
    Revenue                                       $ 13,060,344    $   7,469,559   $  5,175,072   $ 4,449,628   $ 3,894,115
    Earnings before the following (EBITDA)           1,524,161          258,502        552,778       445,029       251,034
    Interest and Financing Costs                    (4,539,268)        (941,153)      (285,720)       (9,540)       (9,614)
    Depreciation and amortization                   (1,303,867)        (481,025)      (609,546)     (634,886)      438,133)
    Income Taxes (expense) recovery                   (151,180)         112,178        (13,313)       67,561       206,657
    Net (Loss) Earnings                           $ (4,470,154)    $ (1,051,498)   $  (355,801)   $ (131,836)   $    9,944

During the year ended March 31, 2005, non-cash expenses included in arriving at net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2004, non-cash expenses included in arriving at net loss amounted to $956,537 which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

Interest and Financing Costs

                                                                                  2005            2004
      Canadian operations:
      Interest and financing costs on Paragon term loan repaid (note
      10(b))                                                                $        --        $ 274,866
      Interest and financing costs on long-term debt                                 --               --
      Interest on obligations under capital lease                                 1,410            1,701
      ---------------------------------------------------------------------------------------------------
                                                                                  1,410          276,567
      US operations:
      Amortization of discount on reclassified long-term debt                   166,489           62,625
      Amortization of financing costs                                           230,199          412,887
      Impairment of discount on reclassified long-term debt                   1,428,664                -
      Impairment of deferred financing costs on reclassified
      long-term debt                                                          1,111,033                -
      Interest and loan fees on long-term debt                                1,596,851          186,520
      Interest on obligations under capital lease                                 4,622            2,554
      ---------------------------------------------------------------------------------------------------
                                                                              4,537,858          664,586

      Total interest and financing costs                                    $ 4,539,268        $ 941,153

Depreciation and Amortization

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Depreciation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to business combinations, goodwill and other intangible assets and purchase price adjustments part way through the year. During the year ended March 31, 2004, the Depreciation and Amortization expense included an amount of $196,814(2003 - $0) relating to US acquisitions.

Net loss and loss per Common share

                                                2005          2004       2003

 Net loss                                    (4,470,154)  (1,051,498)  (355,801)

 Loss per Common Share, basic and diluted:        (0.56)       (0.14)     (0.05)

Net loss for the year ended March 31, 2005 was $4,470,154 compared to a net loss of $1,051,498 for the year ended March 31, 2004 due to an increase in non-cash expenses related to stock-based compensation ($411,275), depreciation and amortization ($1,303,867), amortization of deferred financing costs and loan discounts ($396,688) , and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697).

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

CHANGE IN ACCOUNTING POLICY

Stock-based Compensation

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy. This change in accounting policy had no effect on the fiscal year ended March 31, 2003.

     B.   Liquidity and Capital Resources

At March 31, 2005, the Company had a working capital deficiency of $(16,785,495) and obligations under capital leases of $19,231. The working capital deficiency is due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the senior and seller's debt to long-term debt.

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,634,270 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt. Other major changes include a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and net change in debt ($9,065,539) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of

$4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

At March 31, 2004, the Company had working capital of $1,848,775 and long-term debt outstanding of $8,014,044.

The Company's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $2,062,088 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($8,477,142)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the twelve month period ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

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

Cash and cash equivalents decreased $1,587,719 in the year ending March 31, 2005 due to negative cash flow from investing activities, partially offset by positive cash flow from financing and operating activities. Cash flow from investing activities was negative, due to cash being used primarily to acquire new brokerages ($8.1 million) and computer systems and office equipment ($66,256). Cash flow was provided by financing activities primarily due to the FCC debt financing ($3.5 million) and Emmett debt financing ($3.9 million) partially offset by deferred financing costs paid ($832,998), and repayment of debt ($417,340).

Cash and cash equivalents decreased $1,729,745 in the year ending March 31, 2004 due to negative cash flow from operating and investing activities, partially offset by positive cash flow from financing activities. Operating activities generated negative cash flow due to legal judgement of $522,619 and higher interest and financing costs. Cash flow from investing activities was negative, as cash was used primarily to acquire new brokerages ($4.6 million) and computer systems and office equipment ($66,230). Cash flow from financing activities provided positive cash flow of $3.5 million mainly due to a private placement of $314,006 and Oak Street debt financing ($4.4 million), partially offset by $655,274, deposited as collateral to the Oak Street debt financing, and $557,324 paid for deferred financing costs.

As at March 31, 2005, the Company had contractual and long-term obligations as set forth in Item 5.F.

The Company does not currently enter into any financial instruments for hedging purposes.

Financing Arrangements and Acquisitions

On July 31, 2002, the Company completed a U.S.$5,000,000 revolving line of credit (the "Textron Facility") pursuant to a loan agreement dated July 31, 2002 between the Company and Textron Financial Company ("Textron"), as amended by an agreement dated April 3, 2003. The Textron Facility had an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum, or (b) U.S.$10,000 per month. A commitment fee of $100,000 was paid on the closing date and is also required to be paid on the anniversary of the closing date each year. As collateral for the Textron Facility Textron, obtained a first charge over all of the assets of the Company.

On October 17, 2003, the Company acquired the net assets of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers ("Vista"), a California based General Insurance Brokerage for purchase consideration of $6,117,633. The purchase was financed using cash and seller financing. The seller financing is by way of a US$3,515,000 note payable with interest at 7% per annum and repayable in monthly payments of $49,366 including principal and interest, due on September 30, 2013 and is collateralized by a pledge of certain assets of the Company. No payments have been made since August 2004 as the lending agreement provides for secession of payments based on available working capital. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year. A further adjustment of 20% of the purchase consideration will be made based on a price calculation relating to the commission revenue in the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved.

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents.

On November 6, 2003, the Company executed a loan agreement (the "Paragon Loan") with Paragon Capital Corporation Ltd. ("Paragon") with loan proceeds of $2,100,000. The loan had a one-year term, with interest only payments, with interest at 2% per month. A commitment fee of $63,000 was paid to Paragon in connection with the Paragon Loan. The Paragon Loan was secured against all of the assets of the Company.

On November 6, 2003, the Company acquired the net assets of Johns Insurance Agency, Inc. ("Johns"), a California based General Insurance Brokerage for purchase consideration of $2,483,009. The purchase was financed using cash and seller financing. The seller financing was by way of a US$174,719 note payable, bearing no interest, was unsecured and was paid on December 31, 2004.

On March 22, 2004, the Company completed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street agreed to provide a US$5,000,000 reducing revolving line of credit (the "Oak Street Facility") subject to a borrowing base formula. The Oak Street Facility had an interest rate of prime plus 8% per annum with interest only payments for a period of two years. The Oak Street Facility was required to be used to refinance the Paragon Loan, acquisitions of General Insurance Brokerages and related working capital and equipment needs and other purposes approved by Oak Street. The Oak Street Facility was secured against all of the assets of the Company, other than the collateral subject to future financing.

On March 22, 2004, the Paragon Loan was repaid with the proceeds received from the Oak Street Facility.

On June 14, 2004,  the Company  completed a  U.S.$7,500,000  ($10,090,725)  debt financing arrangement with First Capital Company, LLC ("FCC") whereby FCC will provide up to a U.S.$7,500,000 ($10,090,725) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula. The FCC Facility had a maturity 5 years from the close of the transaction, with interest only payments during the first two years. The FCC Facility had a Wall Street Journal interest rate of prime plus 2% per annum. As collateral for the FCC Facility, FCC had a security interest in the assets of the Company acquired after June 14, 2004, in connection with any acquisition financed by FCC and a subsequent security interest in the assets of the Company, subject to certain permitted encumbrances. The FCC Facility was to be used to fund acquisitions of General Insurance Brokerages within the United States and provide working capital for the related acquisitions.

On August 31, 2004, the Company obtained US $3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US $3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the net assets of Al Vinciguerra Ltd., ("Vinciguerra") a Norfolk, Virginia area based General Insurance Brokerage . The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Company to make monthly interest only payments until 2008. The principal amount is due September 1, 2008. The Emmett Facility is secured by certain assets of the Company.

On September 8, 2004, the Company acquired Vinciguerra for purchase consideration of $8,978,354. The purchase was financed using the FCC Facility, the Emmett Facility and seller financing. The seller financing was by way of a US$1,000,000 note payable with interest at 7% per annum and repayable in monthly payments of $23,951 including principal and interest, due on August 31, 2009 and collateralized by a pledge of certain assets of the Company.

On January 12, 2005, the Company acquired the net assets of Schuneman Insurance Agency Inc. ("Schuneman"), a Sterling, Illinois based General Insurance Brokerage, for purchase consideration of $1,122,477. The purchase was financed using an existing FCC Credit Facility and seller financing. The seller financing was by way of a US$1,155,000 note payable with interest at 8% per annum and repayable in monthly payments of $28,328 including principal and interest, that do not begin until January 1, 2008, due on December 31, 2012 and collateralized by a pledge of certain assets of the Company.

On June 15, 2005, the Company completed a U.S.$25,000,000 ($30,750,000) secured debt financing arrangement (the "Bridge Facility") with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance LLC (collectively, the "Lenders"). The Bridge Facility was used to repay the FCC and Oak Street Facilities and certain other obligations amounting to approximately U.S.$7.5 Million and the balance of the Bridge Facility will be used for working capital and to fund future acquisitions of General Insurance Brokerages within the United States. The Bridge Facility will mature in five years and interest is payable monthly during the term of the loan. Principal is payable during the term of the loan based upon an excess cash flow availability formula. The Bridge Facility has an interest rate of prime plus 6.25% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$3.0 Million and U.S.$5.0 Million respectively. As additional consideration for providing the Bridge Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares of the Company at a price of $0.80 per share for a five-year period following the closing of the Bridge Financing. The Bridge Facility has been fully guaranteed and collateralized by the Company.

Subsequent Events

On June 15, 2005, the Company closed a U.S.$  25,000,000 ($ 30,750,000)  secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$
6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

The balance of the Facility may only be used to fund permitted acquisitions within the United States.

On or about June 17, 2005, DKWS Enterprises, Inc. (DKWS") filed an action (the "Initial Action") against Addison York alleging that approximately U.S.$583,500 is due and owing by Addison York to DKWS. On or about July 14, 2005, Addison York filed legal proceedings against John Kabaker, DKWS and the Kabaker Family Trust of July 1998 (collectively, the "DKWS Group") for, interalia, breach of contract and misrepresentation concerning the purchase of the net assets of Vista and is claiming damages in the amount of approximately U.S.$3,136,000 or in the alternative, rescission of the purchase and sale agreement in respect of the purchase of the net assets of Vista.

On or about July 29, 2005, DKWS filed an amendment to the Initial Action filed on June 17, 2005 and have added the Company as a defendant, and DKWS Group, as plaintiffs, alleging, interalia, $583,500 is due and owing by the Company to DKWS, breach of certain contracts, including wrongful dismissal of John Kabaker and is claiming damages according to proof and costs. On the advice of counsel, the Company is of the view that the legal proceedings and claims by the DKWS Group are without merit. The Company intends to vigorously defend against the actions by the DKWS Group and at the same time vigorously pursue its claim against the DKWS Group. Pursuant to the above noted alleged breach of contract by John Kabaker, DKWS and the Kabaker Family Trust of July 1998, the Company exercised its rights under the Agency Agreement and Share Pledge Agreement (both dated October 1,2003), and on or about June 22, 2005, seized the shares and bank accounts of DKWS.

On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. It is the intent of the Company to vigorously defend the Company against the claim.

Additional Financing

Provided that the Company's lenders do not accelerate any of the Company's outstanding debt and the Company does not complete any additional acquisitions, the Company believes that its existing working capital and cash flows from operations will be sufficient to meet the Company's working capital needs for at least the next 12 months, after which the Company will require additional debt or equity financing. Additional financing may be required prior to such time if the Company identifies additional acquisition targets, or if the Company's revenues are less than, or its expenses are greater than, expected. The
Company's working capital and cash flows from operations are not currently sufficient to pay its obligations under its existing long-term debt when such debt becomes due. Accordingly, the Company anticipates it will in the future need additional financing in order to refinance or repay such debt The Company may seek additional financing by issuing debt, Common Shares, or other types of securities in private placements or public offerings. There can be no assurance that additional financing will be available to the Company when required on favorable terms, if at all.

     C.   Research and Development, Patents and Licenses, etc.

The Company does not generally engage in research and development activities but has a growth strategy of acquiring strategically located General Insurance Brokerages and integrating them into its operation to take advantage of economies of scale of a larger operation. The Company evaluates the market for potential acquisitions in various jurisdictions but has to date made acquisitions in Alberta, Canada, and in California, Virginia, and Illinois, U.S.A.

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

     E.   Off-Balance Sheet Arrangements

None.

     F.   Tabular Disclosure of Contractual Obligations

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2005:

                                                             Less than         1 - 3           3 - 5       More than
Contractual Obligations                         Total          1 Year          Years           Years         5 years
---------------------------------------------------------------------------------------------------------------------

Capital Lease Obligations                      39,966          20,735         14,435           4,796               -
Operating Lease Obligations                   989,698         712,203        277,495              -                -

Demand Loans
Kabaker Family Trust                        3,973,513         524,567        751,106         863,627       1,834,213
Schuneman Insurance Agency Inc.             1,397,088               -         57,423         503,021         836,644

                                                             Less than         1 - 3           3 - 5       More than
Contractual Obligations                         Total          1 Year          Years           Years         5 years
---------------------------------------------------------------------------------------------------------------------

Oak Street Funding (1)                      3,624,294               -      1,374,706       1,780,408         469,180
First Capital Corporation                   3,509,728               -      1,757,420       1,752,308               -
Emmett Lescroart                            3,931,200               -              -       3,931,200               -
Al Vinciguerra Ltd.                         1,089,241         218,082        484,591         386,568               -
Total                                      18,554,728       1,475,587      4,717,176       9,221,928       3,140,037
---------------------------------------------------------------------------------------------------------------------
     (1) Net  of cash held in collateral account $609,306 (US$500,000).


During the year ended March 31, 2005, the Company reclassified the long-term debt (except capital lease obligations) to current liabilities as demand loans in accordance with EIC-59 (Long-Term Debt with Covenant Violations). Subsequent to the March 31, 2005 year end, new financing was obtained which repaid the existing senior debt. The result will be the reclassification of the demand loans to long-term debt as they are no longer demand loans. The above table reflects the contractual obligations taking into account the reclassification of the demand loans to long-term debt, subsequent to the year end.

Item 6.  Directors, Senior Management and Employees

     A.   Directors and Senior Management

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive officer of the Company are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                     Date First
Name, Municipality of                                                                                Elected or
Residence and Office or                                                                              Appointed as a
Position Currently Held         Age   Principal Occupation For The Past Five Years                   Director
-----------------------------------------------------------------------------------------------------------------------
Primo Podorieszach              49    April 1996 to Present: President of the Company                April 1, 1996
Kamloops, British Columbia
President, Chief Executive
Officer and Director
-----------------------------------------------------------------------------------------------------------------------
Tony Consalvo                   45    April 1996 to Present: General Manager and Chief Operating     April 1, 1996
Calgary, Alberta                      Officer of the Company
Chief Operating Officer and
Director
-----------------------------------------------------------------------------------------------------------------------
Douglas Farmer(1)(2)(3)         47    Since February 1, 2000, Branch Manager, First National         September 24,
Calgary, Alberta                      Financial Corp.                                                1998
Director
-----------------------------------------------------------------------------------------------------------------------
Thomas Milley(1)(2)(3)          45    Barrister & Solicitor; Partner, Demiantschuk, Milley, Burke    June 30, 1999
Calgary, Alberta                      & Hoffinger since 1993
Director
-----------------------------------------------------------------------------------------------------------------------
Joseph P. Giuffre(3)            48    Barrister & Solicitor, Shareholder - Axium Law Corporation     February 9, 2000
Vancouver, British Columbia           since January 1, 2004; Barrister & Solicitor; Partner,
Director and Secretary                Gowling Lafleur Henderson LLP April 1, 2000 - December 2003.
-----------------------------------------------------------------------------------------------------------------------
Normand Cournoyer(1)(2)         56    Independent Insurance Consultant from July 2003 to July        August 16, 2004
Calgary, Alberta                      2004; Assistant Vice-President, Business Development Western
Director                              Canada of Allianz Canada, from 1998 to April 2003.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                     Date First
Name, Municipality of                                                                                Elected or
Residence and Office or                                                                              Appointed as a
Position Currently Held         Age   Principal Occupation For The Past Five Years                   Director
-----------------------------------------------------------------------------------------------------------------------
Mahesh Bhatia(4)                46    Chief Financial Officer - June 2005 to present; Interim              N/A
Calgary, Alberta                      Chief Financial Officer, August 2004 to February 2005;
Chief Financial Officer               Independent consultant from February 2003 - June 2005; Nov
                                      2000 - January 2003, Corporate Controller, Proprietary
                                      Industries Inc., public company listed on Toronto Stock
                                      Exchange; Oct 1998 - Oct 2000, Sr. Coordinator, Financial
                                      Reporting, ICG Propane Inc.
-----------------------------------------------------------------------------------------------------------------------
(1)      Messrs. Farmer, Milley and Cournoyer are the members of the Company's
         Audit Committee.

(2)      Messrs. Farmer, Cournoyer and Milley are members of the Compensation
         Committee.

(3)      Messrs. Milley, Giuffre, and Farmer are members of the Corporate
         Governance Committee.

(4) Mahesh Bhatia joined the Company as a consultant on January 15, 2004, served as interim Chief Financial Officer from August 16, 2004 to
         February 28, 2005, and was appointed as Chief Financial Officer on June
         15, 2005.

Primo Podorieszach - President, Chief Executive Officer and Director; Mr. Podorieszach is a Chartered Accountant and has been President of the Company since its inception, and has extensive accounting and insurance industry experience. He obtained a Chartered Accountant designation in 1982.

Tony Consalvo - Chief Operating Officer, General Manager and Director; Mr. Consalvo has been involved as Vice-President and Chief Operating Officer of the Company since its inception, and has extensive insurance industry experience.

Douglas Owen Farmer - Director; Mr. Farmer is employed as a manager with First National Financial Corporation and has over 20 years' experience in the banking and trust industry.

Joseph P. Giuffre - Director and Secretary; Mr. Giuffre is a founder and principal shareholder of the British Columbia law firm Axium Law Corporation, carries on a diverse commercial and business law practice with emphasis in the area of securities law, acquisitions and mergers, corporate reorganizations and public and private securities offerings.

Thomas Milley - Director; Mr. Milley is a Partner of the law firm Demiantschuk, Milley, Burke & Hoffinger. He has served on a number of boards of public and private companies focussed principally in the high tech sector. He is also a director of ILI Technologies Corp.

Normand Cournoyer - Director; Mr. Cournoyer is an independent insurance consultant and has over 20 years of experience in the insurance industry.

Mahesh Bhatia - Chief Financial Officer; Mr. Bhatia joined the Company as a consultant in January 2004, served as interim Chief Financial Officer from August 16, 2004 to February 28, 2005 and was appointed Chief Financial Officer on June 15, 2005. Mr. Bhatia is a CPA and Chartered Accountant (India) and has extensive accounting and public company experience. He had been working as an independent consultant since February 2003 to June 2005 and prior to that worked as a Corporate Controller of Proprietary Industries Inc., a public company involved in real estate, hospitality, golf and mining. From Oct 1998 - Oct 2000, he worked as a Sr. Coordinator, Financial Reporting in ICG Propane Inc., a propane gas distribution company.

     B.   Compensation

The aggregate amount of compensation paid by the Company and its subsidiaries during the fiscal year ended March 31, 2005 to officers and directors, as a group, for services in all capacities was $272,333 as compared to $283,772 at March 31, 2004, excluding fees billed for legal services by laws firms in which certain of the Company's directors are partners (see Item 7 (B)). The Company does not set aside or accrue funds to provide pension, retirement or similar benefits for officers and directors of the Company.

"Named Executive Officer" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), regardless of the amount of compensation of that individual, and the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as such at the end of the most recently completed fiscal period, whose total salary and bonus during the most recent fiscal year end was $150,000 or more, whether or not they were executive officers at the end of the fiscal year

The Company had three Named Executive Officers during the fiscal year ended March 31, 2005, Primo Podorieszach, Shelley Samec, and Mahesh Bhatia. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended March 31, 2003, 2004 and 2005.

         Summary Compensation Table
---------------------------------------------------------------------------------------------------------------
                            Annual Compensation                         Long Term Compensation
---------------------------------------------------------------------------------------------------------------
                                                                    Awards                Pay-outs
                                                              ---------------------------------------

Name and           Year      Salary     Bonus      Other      Securities    Restricted      LTIP      All
Principal            (1)      ($)        ($)       Annual       Under        Shares or      Pay-     Other
Position                                           Compen-     Options/     Restricted      outs     Compen-
                                                   sation        SARs          Share        ($)      sation
                                                    ($)        granted         Units                   ($)
                                                                 (#)            ($)
---------------------------------------------------------------------------------------------------------------
Primo              2005     $100,000     Nil         Nil       358,837/0        N/A         N/A       Nil
Podorieszach       2004     $100,000     Nil         Nil       143,837/0        N/A         N/A       Nil
President          2003     $100,000     Nil         Nil          Nil           N/A         N/A       Nil
& Chief Executive
Officer
---------------------------------------------------------------------------------------------------------------
Shelley Samec      2005     $  7,083     Nil         Nil       20,000/0         N/A         N/A       Nil
Chief Financial    2004     $ 77,917     Nil       $5,855(3)   13,017/0         N/A         N/A       Nil
Officer (2)        2003     $ 85,000   $12,500         --         Nil           N/A         N/A       Nil
---------------------------------------------------------------------------------------------------------------
Mahesh Bhatia      2005     $ 48,750   $ 7,500       Nil          Nil           N/A         N/A       Nil
Interim Chief
Financial
Officer (4)
---------------------------------------------------------------------------------------------------------------
(1)  Fiscal years ended March 31, 2005, 2004 and 2003.

(2) Ms. Samec was on maternity leave from March 1, 2004 to March 1, 2005 and ceased to be the Chief Financial Officer on June 15, 2005.

(3)  Paid in lieu of vacation time

(4)  Mr. Bhatia was appointed  Interim Chief  Financial  Officer from August 12,
     2004 to February 28, 2005. Mr. Bhatia was appointed Chief Financial Officer on June 15, 2005.

Long Term Incentive Plan Awards

Long term incentive plan award ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the fiscal year ended March 31, 2005.

Stock Appreciation Rights

Stock appreciation right ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2005.

Option Grants in Last Fiscal Year

The following tables sets forth information concerning grants of stock options during the financial year ended March 31, 2005 to the Named Executive Officers of the Company:

-------------------------------------------------------------------------------------------------------------------
                                                                               Market Value of
                                                                                 Securities
                             Securities        % of Total                        Underlying
                                Under       Options Granted   Exercise or     Options/SAR's on
                            Options/SAR's   to Employees in    Base Price       Date of Grant          Expiration
Name                         Granted (#)    Fiscal Year (1)   ($/Security)       ($/Security              Date
-------------------------------------------------------------------------------------------------------------------
Primo Podorieszach             358,837            69%            $1.10             $1.10            August 5, 2009
-------------------------------------------------------------------------------------------------------------------
Shelley Samec                   20,000           3.8%            $1.10             $1.10            August 5, 2009
-------------------------------------------------------------------------------------------------------------------
Mahesh Bhatia                    Nil             N/A              N/A               N/A                  N/A
-------------------------------------------------------------------------------------------------------------------
(1)  Percentage of all of the Company's  options  granted during the fiscal year ended March 31, 2005.


Aggregated  Option  Exercises  in Last  Fiscal Year and Fiscal  Year-End  Option
Values

As no stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2005, the following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

--------------------------------------------------------------------------------------------------------------------
                                                                                              Value of Unexercised
                                                                       Unexercised Options    In-the-Money Options
                                                                        at Fiscal Year-End     at Fiscal Year-End
                                Securities            Aggregate               (#)(1)              ($)(1)(2)(3)
                                Acquired on             Value
                                 Exercise             Realized             Exercisable/           Exercisable/
                                    (#)                  ($)              Unexercisable          Unexercisable
Name
--------------------------------------------------------------------------------------------------------------------
Primo Podorieszach                 Nil                   Nil               527,674/Nil                Nil/Nil
--------------------------------------------------------------------------------------------------------------------
Shelley Samec                      Nil                   Nil                88,017/Nil                Nil/Nil
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                              Value of Unexercised
                                                                       Unexercised Options    In-the-Money Options
                                                                        at Fiscal Year-End     at Fiscal Year-End
                                Securities            Aggregate               (#)(1)              ($)(1)(2)(3)
                                Acquired on             Value
                                 Exercise             Realized             Exercisable/           Exercisable/
                                    (#)                  ($)              Unexercisable          Unexercisable
Name
--------------------------------------------------------------------------------------------------------------------
Mahesh Bhatia                      Nil                   Nil                   N/A                      N/A
--------------------------------------------------------------------------------------------------------------------
(1)  As  freestanding  SARs have not been  granted,  the number of shares relate solely to stock options.

(2) Based on the closing price of $0.80 for the common shares of the Company on The Toronto Stock Exchange on March 31, 2005, no options were in-the-money.

(3)  On April 12, 2004, an aggregate of 335,000 of the options held by the Named
     Executive Officers expired.


Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment,  Change in Responsibilities  and Employment Contracts

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company entered into employment agreement dated April 1, 2003 (the "Agreements") with Primo Podorieszach (the "CEO") whereby, among other things, should the Company terminate the CEO without just cause, the CEO will receive payment equal to 300% of his then current annual base salary.

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

     (d) a change in the municipality at which the CEO currently carries out his terms of employment with the Company, without the CEO's consent, unless the CEO's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

     (e) the CEO is not nominated as a management nominee of the Board of Directors of the Company at a general meeting of the shareholders of the Company,

     (f) the CEO will be entitled to terminate his employment with the Company and receive a payment equal to 300% of his then current annual base salary.

Composition of Compensation Committee

The Company's executive compensation program is administered by a compensation committee made up of three directors from the board of directors, Thomas Milley, Normand Cournoyer and Douglas Farmer. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company. The Board of Directors also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Report on Executive Compensation

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

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

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Company based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Company's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options/SARs.

2005 Compensation of Senior Executive Officers

The Compensation Committee has not yet presented its report to the Board of Directors concerning an incentive award or bonus to be paid to senior officers of the Company in respect of 2005 fiscal year. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Company and other relevant factors including the senior officers personal commitment and ongoing contributions in the ongoing success and development of the Company.

Shareholder Return Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The TSX Composite Index for the fiscal period commencing March 31, 2000, and ending March 31, 2005.


                     [GRAPHIC OMITTED - Performance Graph]


       ----------------------------------------------------------------------------------------
                                2000        2001        2002       2003       2004     2005
       March 31
       ----------------------------------------------------------------------------------------
       Company                $100.00      $47.20      $9.68       $7.60     $10.80    $6.40
       ----------------------------------------------------------------------------------------
       TSX Composite Index    $100.00      $81.39     $85.36      $70.33     $96.87   $110.37
       ----------------------------------------------------------------------------------------

Compensation of Directors

Remuneration is not presently paid to the directors of the Company for acting in their capacity as such; however, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. In the past, the Company had Fgranted options to acquire Common Shares to directors.

The following stock options were granted to the Company's directors who are not Named Executive Officers during the fiscal year ended March 31, 2005:

----------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value of
                                            % of Total                             Securities
                                           Options/SARs                            Underlying
                      Securities Under      Granted to       Exercise or Base    Options/SARs on
                        Options/SARs       Employees in           Price        the Date of Grant
Name                     Granted (1)       Fiscal Year(2)      ($/Security)       ($/Security)(3)    Expiration Date
----------------------------------------------------------------------------------------------------------------------
Directors who are          126,163              24%                $1.10              $1.10         August 5, 2009
not Named Executive
Officers                    15,000              2.9%               $1.25              $1.25         August 16, 2009
----------------------------------------------------------------------------------------------------------------------
1)   As  freestanding  SARs have not been  granted,  the number of shares relate solely to stock options.
2)   Percentage of all of the Company's  options  granted during the fiscal year ended March 31, 2005.
3)   Market value of the Company's shares on August 5. 2004 and August 16, 2004, being the dates of grant.


     C.   Board Practices

The current Board of Directors was elected at an annual general meeting of shareholders of the Company held on August 15, 2005. They shall serve until the next annual general meeting or until their successors are appointed.

The Company has no director's service contracts with any director providing for benefits upon termination of employment.

The standing committees of the Board of Directors of the Company are the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The Audit Committee of the Company's Board of Directors currently consists of Messrs. Cournoyer, Milley and Farmer. This committee is directed to review the scope, cost and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Directors have historically received no remuneration for acting as members of the Audit Committee, nor are their appointments for any fixed term or subject to any specific terms of reference. However, as at August 16, 2004, audit committee members are to be paid $1,500 per audit committee meeting.

The Company's executive compensation program is administered by a Compensation Committee made up of three directors from the Board of Directors, Messrs. Farmer, Cournoyer and Milley. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company. The Board of Directors also evaluates the performance of the Company's senior executive officers and review the design and competitiveness of the Company's compensation plans. Directors receive no remuneration for acting as members of the Compensation Committee, nor are their appointments for any fixed term or subject to any specific terms of reference.

The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

The Corporate Governance Committee of the Company's Board of Directors currently consists of Messrs. Milley, Farmer, and Giuffre. The overall purpose of the Corporate Governance Committee (the "Committee") is to implement and oversee the structure used to direct and manage the business affairs of the company with the objective of enhancing long-term value for shareholders and the financial viability of the business. It also has the responsibility to assess the effectiveness of the board as a whole, as well as the contribution of individual members and to develop the Company's approach to Corporate Governance issues including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

No director or executive officer of the Company has any family relationship with any other officer or director of the Company.

     D.   Employees

As of March 31, 2005, the Company had 144 employees, which were located in Alberta, Canada (53) and in California, Virginia and Illinois, U.S.A (91). There is no relationship between management and any labour unions and the management structure is typical of other General Insurance Brokerages.

     E.   Share Ownership

The following table sets forth, as of July 31, 2005, the number of the Company's Common Shares beneficially owned by (a) directors and Named Executive Officers of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. All of our shareholders possess the same voting rights.

-------------------------------------------------------------------------------------------------------------------
Title of Class        Name and Municipality                      Position              Amount       Percentage of
                                                                                                       Class(1)
-------------------------------------------------------------------------------------------------------------------
Common                Primo Podorieszach,                Chief Executive Officer &    996,304(2)         11.7%
                      Kamloops, British Columbia                 Director
-------------------------------------------------------------------------------------------------------------------
Common                Tony Consalvo,                     Chief Operating Officer &    539,179(3)          6.6%
                      Calgary, Alberta                           Director
-------------------------------------------------------------------------------------------------------------------
Common                Mahesh Bhatia,                      Chief Financial Officer        Nil              N/A
                      Calgary, Alberta
-------------------------------------------------------------------------------------------------------------------
Common                Thomas Milley,                             Director             107,940(4)          1.3%
                      Calgary, Alberta
-------------------------------------------------------------------------------------------------------------------
Common                Douglas Farmer,                            Director             153,740(5)          1.9%
                      Calgary, Alberta
-------------------------------------------------------------------------------------------------------------------
Common                Joseph P. Giuffre,                   Secretary & Director       131,240(6)          1.6%
                      Vancouver, British Columbia
-------------------------------------------------------------------------------------------------------------------
Common                Patti Runnalls,                     Director (term expired       15,000(7)             *
                      Calgary, Alberta                       August 15, 2005)
-------------------------------------------------------------------------------------------------------------------
Common                Normand Cournoyer                          Director              15,000(8)             *
                      Calgary, Alberta
-------------------------------------------------------------------------------------------------------------------
Common                Directors and Officers as a                                    1,958,403(9)        21.7%
                      group (8 persons)
-------------------------------------------------------------------------------------------------------------------
*    Less than 1%

(1) As of July 31, 2005 there were 7,955,153 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 7,955,153 plus any shares subject to stock options exercisable by such individual (or group) within 60 days of July 31, 2005.

(2) Includes 527,674 shares subject to stock options exercisable within 60 days of July 31, 2005.

(3) Includes 200,000 shares subject to stock options exercisable within 60 days of July 31, 2005.

(4) Includes 106,240 shares subject to stock options exercisable within 60 days of July 31, 2005.

(5) Includes 106,240 shares subject to stock options exercisable within 60 days of July 31, 2005.

(6) Includes 106,240 shares subject to stock options exercisable within 60 days of July 31, 2005.

(7) Includes 15,000 shares subject to stock options exercisable within 60 days of July 31, 2005.

(8) Includes 15,000 shares subject to stock options exercisable within 60 days of July 31, 2005.

(9) Includes 1,076,394 shares subject to stock options exercisable within 60 days of July 31, 2005.

Director and Employee Stock Option Grants

Stock options to purchase Common Shares from the Company are granted to directors, officers, employees and consultants of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada. The Company has adopted a formal written stock option plan (the "Plan") which authorizes 1,309,811 shares available for the grant of stock options under the Plan. Under the plan, options expired or cancelled will be available for future issuances.

Under the Plan, the Board of Directors of the Company may from time to time grant to the directors, officers, employees or consultants of the Company (the "Eligible Persons") and its associated, affiliated, controlled and subsidiary companies, as the Board of Directors shall designate, the option to purchase from the Company such number of its Common Shares as the Board of Directors may designate. Options may be granted on authorized but unissued Common Shares up to but not exceeding the number reserved for issuance under the Plan. The total number of Common Shares to be optioned to the insiders under the Plan may exceed 10% of the outstanding issue (determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one year period). In addition, within a one year period, directors and senior officers may receive Common Shares issued pursuant to share compensation arrangements that exceed 10% of the outstanding issue and the issuance to any one insider or such insider's associates may exceed 5% of the outstanding issue. The purchase price per Common Share for any option granted under the Plan shall not be less than the closing price of the Company's shares on the TSX on the trading day immediately preceding the date of grant. Options shall be granted under the Plan pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provide as follows:

     o    all options granted shall be non-assignable;

     o an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

     o no financial assistance will be provided with respect to the exercise of stock options.

As of July 31, 2005, 1,290,411 options were outstanding under the Plan.

Director and Employee Stock Option Grants

The names and titles of the directors and Named Executive Officers of the Company to whom outstanding stock options have been granted and the number of Common Shares subject to such stock options are set forth below as at July 31, 2005.

-----------------------------------------------------------------------------------------------------------------
                                                                                                Total Outstanding
                                                                                                   Options at
                                                                                                 31-July-2005 to
                                          Total                                                   Directors and
                                         Options          Exercise                               Officers of the
Name and titles of Optionees             Granted           Price        Expiration Date              Company
-----------------------------------------------------------------------------------------------------------------
Primo Podorieszach, President,            25,000           $1.00         Oct. 26, 2006                25,000
Chief Executive Officer & Director       143,837           $0.81        August 29, 2008              143,837
                                         358,837           $1.10         August 5, 2009              358,837
-----------------------------------------------------------------------------------------------------------------
Tony Consalvo, Chief Operating           100,000           $1.00         Oct. 26, 2006               100,000
Officer & Director                        68,837           $0.81        August 29, 2008               68,837
                                          31,163           $1.10        August 5, 2009                31,163
-----------------------------------------------------------------------------------------------------------------
Thomas Milley, Director                   25,000           $1.00         Oct. 26, 2006                25,000
                                          31,240           $0.81        August 29, 2008               31,240
                                          50,000           $1.10        August 5, 2009                50,000
-----------------------------------------------------------------------------------------------------------------
Douglas Farmer, Director                  55,000           $1.00         Oct. 26, 2006                55,000
                                          31,240           $0.81        August 29, 2004               31,240
                                          20,000           $1.10        August 5, 2009                20,000
-----------------------------------------------------------------------------------------------------------------
Joseph P. Giuffre, Secretary &            65,000           $1.00         Oct. 26, 2006                65,000
Director                                  31,240           $0.81        August 29, 2008               31,240
                                          10,000           $1.10        August 5, 2009                10,000
-----------------------------------------------------------------------------------------------------------------
Patti Runnalls, Director (term            15,000           $1.10        August 5, 2009                15,000
expired August 15, 2005)
-----------------------------------------------------------------------------------------------------------------
Normand Cournoyer, Director               15,000           $1.25        August 16, 2009               15,000
-----------------------------------------------------------------------------------------------------------------
Mahesh Bhatia, Chief Financial              Nil             Nil              Nil                       Nil
Officer
-----------------------------------------------------------------------------------------------------------------
Total                                  1,076,394                                                   1,076,394
-----------------------------------------------------------------------------------------------------------------


Item 7.  Major Shareholders and Related Party Transactions

     A.   Major Shareholders

The Company is a publicly owned Corporation. As at July 18, 2005, 99.5% of the Company's outstanding common shares were owned of record by persons resident outside of the United States and the remaining .5% were owned of record by a total of 6 persons resident in the United States. To the best of the Company's knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

To the best of the Company's knowledge, there are no beneficial owners of record of over 5% of the Company's outstanding Common Shares other than as described below. To the best of the Company's knowledge, there are no voting arrangements in existence between the shareholders of the Company.

As at July 31, 2005, to the best of the Company's knowledge, the registered shareholders of more than 5% of the issued shares of the Company were:

-------------------------------------------------------------------
                        Number of Shares as        Percentage of
  Shareholder Name        of July 31, 2005           Class(3)
-------------------------------------------------------------------
Primo Podorieszach           996,304(1)                11.7%
-------------------------------------------------------------------
Tony Consalvo                539,179(2)                 6.6%
-------------------------------------------------------------------
Bridge    Opportunity      1,439,128(4)                15.3%
Finance, LLC
-------------------------------------------------------------------
(1) Includes 527,674 shares subject to stock options exercisable within 60 days of July 31, 2005.

(2) Includes 200,000 shares subject to stock options exercisable within 60 days of July 31, 2005.

(3) As of July 31, 2005 there were 7,955,153 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 7,955,153 plus any shares subject to stock options or warrants exercisable by such individual (or group) within 60 days of July 31, 2005.

(4) Represented by warrants exercisable to purchase 1,439,128 common shares at a price of $0.80 per share until June 15, 2010.

To the best of the Company's knowledge, there have been no significant changes in the percentage ownership held by the Company's major shareholders during the past three years, except that on February 11, 2005, each of John Podorieszach and Pietro Podorieszach filed an amendment to his Schedule 13G beneficial report stating that he had ceased to be the beneficial owner of more than 5% of the Company's common shares. All of the Company's common shares have the same voting rights. The Company's major shareholders do not have different voting rights. There are no known arrangements that would result in a change in control of the Company.

     B.   Related Party Transactions

Other than as disclosed in Item 6, the following is a list which includes all transactions and loans since April 1, 2004 and all presently proposed transactions and loans to which the Company or any subsidiary was, is or will be a party and that are required to be disclosed under this Item 7.C.

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

1. On June 27, 2001, the Company approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Company to satisfy certain personal financial obligations at an interest rate equal to the variable, nominal rate per annum for Canadian dollar loans in Canada as declared by the Royal Bank of Canada, under the terms of a demand promissory note dated June 28, 2001 which provides that repayment is required upon demand by the Company. The loan was secured by a general security agreement that provides the Company with a security interest in all present and after-acquired property of Mr. Consalvo to secure the repayment of the $200,000 loan. As of July 31, 2005, the outstanding indebtedness has been reduced to $40,000 (As of March 31, 2004 - $40,000).

2. During the fiscal year ended March 31, 2005, the Company was billed $188,364 for legal fees, disbursements and taxes by a law firm in which Thomas Milley, a director of the Company, is a partner, for legal services rendered. The Company expects that it will continue to engage the law firm from time to time.

3. During the fiscal year ended March 31, 2005, the Company was billed $43,237 for legal fees, disbursements and taxes by a law firm in which Joseph Giuffre, a director of the Company, is a shareholder, for legal services rendered. The Company expects that it will continue to engage the law firms from time to time.

4. Subsequent to the Company's acquisition of the Vista brokerage from DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998, Addison York appointed an owner and trustee of DKWS and Kabaker Family Trust, respectively, as an officer of Addison York. Although such person is not a member of key management of the Company and is not otherwise a related party within the scope of Item 7.B, the Company is providing the following disclosure relating to certain transactions among Addison, DKWS and Kabaker are described below:

     a) Pursuant to an asset management agreement with DKWS, Addison York processes its clients insurance policies through DKWS, whereby Addison shall receive all the revenues therefrom and shall pay all associated operating costs. During the fiscal year ended March 31, 2005, the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004
     - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). The Company's accounts receivable as at March 31, 2005 include $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.

     b) The Company holds a US$150,000 promissory note issued by Kabaker Family Trust on October 10, 2003. This note is due on demand and is non-interest bearing. It is secured by a general security agreement.

     c) The Company has issued a $4,444,479 promissory note to Kabaker Family Trust. The note bears interest at 7% per annum and is repayable over 10 years in equal monthly instalments of US$40,812 including interest, secured by a general security agreement. That note has been discounted to $3,760,015 (US$2,844,617) to reflect the fair value of the note based upon the market value rate for a similar note of 12%. The difference has been deducted from goodwill. The outstanding balance as at March 31, 2005 is US$3,284,982. Included in the Company's accounts payable and accrued liabilities as at March 31, 2005 is $ 159,014 (2004 - $ Nil) of accrued interest due to Kabaker Family Trust on the promissory note. During the fiscal year ended March 31, 2005, the Company paid $ 246,831 (2004 - $ 322,146) to Kabaker Family Trust, comprised of $ 118,154 (2004 - $ 222,255)
     representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

Item 8. Financial Information

     A.   Consolidated Statements and Other Financial Information

Financial Statements

Included in this Annual Report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

     o    Balance Sheets as of March 31, 2005 and 2004

     o Statements of Operations and Deficit for the fiscal years ended March 31, 2005, 2004 and 2003;

     o Statements of Cash Flow for the fiscal years ended March 31, 2005, 2004 and 2003; and

     o    Notes to the Consolidated Financial Statements.

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

On or about June 17, 2005, DKWS Enterprises, Inc. (DKWS") filed an action (the "Initial Action") against Addison York alleging that approximately U.S.$583,500 is due and owing by Addison York to DKWS. On or about July 14, 2005, Addison York filed legal proceedings against John Kabaker, DKWS and the Kabaker Family Trust of July 1998 (collectively, the "DKWS Group") for, interalia, breach of contract and misrepresentation concerning the purchase of the net assets of Vista and is claiming damages in the amount of approximately U.S.$3,136,000 or in the alternative, rescission of the purchase and sale agreement in respect of the purchase of the net assets of Vista.

On or about July 29, 2005, DKWS filed an amendment to the Initial Action filed on June 17, 2005 and have added the Company as a defendant, and DKWS Group, as plaintiffs, alleging, interalia, $583,500 is due and owing by the Company to DKWS, breach of certain contracts, including wrongful dismissal of John Kabaker and is claiming damages according to proof and costs. On the advice of counsel, the Company is of the view that the legal proceedings and claims by the DKWS Group are without merit. The Company intends to vigorously defend against the actions by the DKWS Group and at the same time vigorously pursue its claim against the DKWS Group. Pursuant to the above noted alleged breach of contract by John Kabaker, DKWS and the Kabaker Family Trust of July 1998, the Company exercised its rights under the Agency Agreement and Share Pledge Agreement (both dated October 1,2003), and on or about June 22, 2005, seized the shares and bank accounts of DKWS.

On September 15, 2005, John Kabaker filed a complaint with the U.S. Department of Labor, for unlawful retaliation pursuant to section 806 of the Sarbanes-Oxley Act. It is the intent of the Company to vigorously defend the Company against the claim.


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

Item 9.  The Offer and Listing

     A.   Offer and Listing Details

The Company's Common Shares without par value are issued in registered form. The transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office at Suite 600, 333, 7th Avenue S.W, Calgary, Alberta T2P 2Z1. No significant trading suspensions have occurred in the Common Shares in the last three years. Below is a table of the high and low prices, for the periods indicated, of trading or quotations on various stock exchanges or markets in which the Company's Common Shares are or have been traded or quoted.

----------------------------------------------------------------------------
                         Exchange        High          Low
----------------------------------------------------------------------------
(a)      Year Ended
----------------------------------------------------------------------------
March 31, 2001             TSX          $15.00         $5.60
----------------------------------------------------------------------------
March 31, 2002             TSX          $6.45          $0.58
                          OTCBB         US$4.50        US$0.38
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                         Exchange        High          Low
----------------------------------------------------------------------------
(a)      Year Ended
----------------------------------------------------------------------------
March 31, 2003             TSX          $1.69          $0.75
                          OTCBB         US$1.20        US$0.25
----------------------------------------------------------------------------
March 31, 2004             TSX          $1.60          $0.80
                          OTCBB         US$1.30        US$0.51
----------------------------------------------------------------------------
March 31, 2005             TSX          $1.48          $0.80
                          OTCBB         US$1.10        US$0.65
----------------------------------------------------------------------------
(b)      Quarter Ended
----------------------------------------------------------------------------
June 30, 2003              TSX          $1.02          $0.80
                          OTCBB         US$0.70        US$0.65
----------------------------------------------------------------------------
September 30, 2003         TSX          $0.98          $0.80
                          OTCBB         US$0.78        US$0.51
----------------------------------------------------------------------------
December 31, 2003          TSX          $1.60          $1.35
                          OTCBB         US$1.30        US$1.01
----------------------------------------------------------------------------
March 31, 2004             TSX          $1.45          $1.34
                          OTCBB         US$1.10        US$1.03
----------------------------------------------------------------------------
June 30, 2004              TSX          $1.20          $0.93
                          OTCBB         US$0.81        US$0.65
----------------------------------------------------------------------------
September 30, 2004         TSX          $1.40          $0.98
                          OTCBB         US$1.10        US$0.65
----------------------------------------------------------------------------
December 31, 2004          TSX          $1.48          $0.94
                          OTCBB         US$1.10        US$0.70
----------------------------------------------------------------------------
March 31, 2005             TSX          $1.20          $0.80
                          OTCBB         US$1.01        US$0.70
----------------------------------------------------------------------------
June 30, 2005              TSX          $0.85          $0.75
                          OTCBB         US$0.72        US$0.54
----------------------------------------------------------------------------
(c)      Month Ended
----------------------------------------------------------------------------
March 31, 2005             TSX          $1.04          $0.80
                          OTCBB         US$0.86        US$0.72
----------------------------------------------------------------------------
April 30, 2005             TSX          $0.80          $0.78
                          OTCBB         US$0.72        US$0.54
----------------------------------------------------------------------------
May 31, 2005               TSX          $0.80          $0.79
                          OTCBB         US$0.54        US$0.54
----------------------------------------------------------------------------
June 30, 2005              TSX          $0.85          $0.75
                          OTCBB         US$0.63        US$0.54
----------------------------------------------------------------------------
July 31, 2005              TSX          $0.75          $0.65
                          OTCBB         US$0.63        US$0.54
----------------------------------------------------------------------------
August 31, 2005            TSX          $0.75          $0.55
                          OTCBB         US$0.62        US$0.46
----------------------------------------------------------------------------


     B.   Plan of Distribution

Not applicable.

     C.   Markets

The Company's Common Shares are listed on the TSX under the trading symbol "ACL" and on the OTCBB under the trading symbol "ACKBF".

     D.   Selling Shareholders

Not applicable.

     E.   Dilution

Not applicable.

     F.   Expenses of the Issue

Not applicable.

Item 10.  Additional Information

     A.   Share Capital

Not applicable.

     B.   Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles and Bylaws of the Company places no restrictions upon the Company's objects and purposes and the Corporate Access Number of the Company is 208204016 with the Registrar of Corporations (Alberta).

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

The Rights Agreement was re-confirmed by the Company's shareholders at the Company's 2005 annual meeting of shareholders, which was held on August 15, 2005. The Rights Agreement must be reconfirmed at the annual meeting of shareholders held in 2008 in order for the Rights to remain outstanding. The required vote for the Rights Agreement to be so reconfirmed is a majority of the votes cast by holders of voting shares, excluding those voting shares beneficially owned by an Acquiring Person, a person making a Take Over Bid (other than a person who has completed a Permitted Bid or a Competing Permitted Bid (each as defined below) or certain exempt acquisitions), any affiliates or associates of or persons acting jointly with such persons, and any employee benefit or similar plan or trust for the benefit of the Company's employees, unless the beneficiaries of the plan or trust direct the manner in which the voting shares are to be voted or tendered. If the Rights Agreement is not reconfirmed or is not presented for reconfirmation at either of such annual meetings, then the Rights Agreement and all outstanding Rights shall terminate on the date of the termination of such annual meeting; provided, however, that the Rights shall not terminate if a Flip-In Event (as defined below) has occurred prior to such date. Unless terminated earlier in accordance with the foregoing, the Rights Agreement and all outstanding Rights shall terminate at the close of business on July 3, 2011.

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

Except as provided in the Investment Canada Act (the "Act"), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) and the Canada-United States Free Trade Agreement, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Alberta or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian"). However, provisions of the Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

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

The notification procedure involves a brief statement about the investment containing the prescribed information which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review containing the prescribed information is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.

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

(b) direct acquisitions of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor;

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

(e) indirect acquisitions of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; and

(f) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

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

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The WTO review threshold ($250,000,000) is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

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

     E.   Taxation

Certain Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Company's Common Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current administrative practices published by, and Press announcements released by the Canada Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company's Common Shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend. In subsection 215(1), the Act imposes an obligation on a corporation to withhold the applicable tax from the dividends paid to a non-resident and remit that amount forthwith to the Receiver General.

Subsections 2(3), 115(1) and 248(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company resident in Canada which are listed on a prescribed stock exchange (i.e. certain listed Canadian, U.S.A. and other international stock exchanges as defined in Regulations 3200 and 3201 but does not include "over-the-counter" trading ) only if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the five years immediately preceding the date of disposition of the shares. This also includes the disposition of any interest in or option on such shares. The Common Shares of the Company are traded on the Exchange, which is a prescribed stock exchange for the purpose of these rules.

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

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a non-resident of Canada who is a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention. Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the non-resident of Canada who is a United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Based on Canadian domestic law and provisions of the Convention as set out above, a non-resident of Canada who is a US person would be subject to income tax on a capital gain in Canada on a disposition of Common Shares of the Company only where the 25% ownership threshold is met (under domestic Canadian law as described above) and the value of those common shares derives principally from real property situated in Canada (as stipulated under the Convention as described above). Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale. This rule also applies to property substituted in a tax-deferred transaction for the property owned on departure.

U.S. Federal Income Tax Consequences

     The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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

Scope of this Disclosure

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

     For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

     This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method;
(d) U.S.  Holders that have a "functional  currency" other than the U.S. dollar;
(e) U.S. Holders that are liable for the alternative minimum tax under the Code;
(f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

     If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

     This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Canadian Federal Income Tax Consequences" above).

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

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a "passive foreign investment company" for the taxable year ended March 31, 2005, and does not expect that it will be a "passive foreign investment company" for the taxable year ending March 31, 2006. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Company expects that it should be a QFC for the taxable year ending March 31, 2005, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

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

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

The Company does not believe that it was a PFIC for the taxable year ended March 31, 2005, and does not expect that it will be a PFIC for the taxable year ending March 31, 2006. Whether the Company will, in fact, be a PFIC for the taxable year ending March 31, 2006, depends on the assets and income of the Company over the course of the taxable year ending March 31, 2006, and, as a result, cannot be predicted with certainty as of the date of this Annual Report. In addition, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

     F.   Dividends and paying agents.

Not Applicable.

     G.   Statement by experts.

Not applicable.

     H.   Documents on Display.

The documents described herein may be inspected at the principal executive offices of the Company, Suite 355, 10333 Southport Road, Calgary, Alberta, T2W 3X6, during normal business hours.

     I.   Subsidiary Information.

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

The Company deposits surplus funds with a Canadian chartered bank or U.S. bank earning daily interest. The Company does not invest in any instruments for trading purposes.

Exchange rate sensitivity

We report our revenue in Canadian dollars. Our U.S. operations earn revenue and incur expenses in U.S. dollars. Given our increasingly significant U.S. dollar revenue, we are sensitive to the fluctuations in the value of the U.S. dollar and are therefore exposed to foreign currency exchange risk. Foreign currency exchange risk is the potential for loss in revenue and net income as a result of a decline in the Canadian dollar value of U.S. dollar revenue due to a decline in the value of U.S. dollar compared to Canadian dollar.

The table below summarizes the effect that a hypothetical 10% decline or increase in the value of US dollar would have had on our revenue, net loss and cumulative translation adjustment account for the twelve months ended March 31, 2005.

(in thousands of Canadian dollars)
                                                      2005

Revenue                                              +/- $787
Net loss                                             +/- $440
Cumulative translation adjustment                    +/- $44

We expect that the proportion of revenue earned in U.S. dollars will continue to increase, further increasing our foreign currency exchange sensitivity.

Interest rate sensitivity

The Company's Bridge Facility is a variable interest bearing debt instrument. The Company is therefore subject to interest rate risk with respect to this instrument. Based on the total principal amount of the Bridge Facility at July 31, 2005, the maximum potential future reduction in cash flows from a hypothetical instantaneous 10% increase in the prevailing interest rates as at July 31, 2005 is approximately US$100,300 per annum. The future reduction in cash flows could vary based on the amount actually drawn and any principal repayments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

In connection with this filing, the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the "Evaluation Date").

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act.

No changes were made in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.         Audit Committee Financial Expert

The Company's Board of Directors has determined that Doug Farmer, a member of the Company's Audit Committee, is an audit committee financial expert. Mr. Farmer is independent, as that term is defined in the listing standards applicable to companies listed on the American Stock Exchange

Item 16B.         Code of Ethics

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer or controller, among other employees.

Item 16C.         Principal Accountant Fees and Services


The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's former external auditors, KPMG LLP : No fees were billed by the current external auditors, D&H Group LLP in the fiscal year ended March 31, 2005.

Fiscal Year ended March 31, 2005 and 2004      Fiscal Year     Fiscal Year
Principal Accountant Fees and Services             2005           2004
---------------------------------------------------------------------------

Audit Fees                                      $  111,782      $   55,000
                                            -------------------------------
Audit Related Fees (1)                          $   25,000      $   14,975
                                            -------------------------------
Tax Fees (2)                                    $   15,182      $   35,079
                                            -------------------------------
All Other Fees (3)                              $   59,308           Nil
                                            -------------------------------
Total                                           $  211,272      $  105,054
                                            ===============================

(1) Audit related fees during fiscal 2005 related to the following services: limited reviews of interim financial statements. Audit related fees during fiscal 2004 related to the following services: Due diligence of new acquisition, and review and limited reviews of interim financial statements.

(2) Tax fees during fiscal 2005 related to the following services: Advise on Canadian and U.S. tax matters; filing of Canadian and U.S. tax returns; and tax planning. Tax fees during fiscal 2004 related to the following services: Advise on Canadian and U.S. tax matters; filing of Canadian and U.S. tax returns; advice on financing, business acquisitions.

(3) Other fees related to the auditor's involvement in providing audit services on acquisitions

All services to be undertaken by the Company's outside auditor must be pre-approved by the Audit Committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and
           Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company's Common Shares during the year ended March 31, 2005.

During the year ended March 31, 2005, the Company received regulatory approval from the TSX to make a normal course issuer bid. The bid commenced on May 20, 2004 and ended on May 19, 2005. The Company did not repurchase any of its Common Shares pursuant to the bid.

                                    PART III

Item 17. Financial Statements

The Consolidated Financial Statements for the year ended March 31, 2005 were reported on by D&H Group LLP. The Consolidated Financial Statements for the years ended March 31, 2004 and 2003 were reported on by KPMG LLP. These Consolidated Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in note 25 to the Consolidated Financial Statements.

Item 18. Financial Statements

Not applicable.

Item 19. Financial Statements and Exhibits

(A)  Financial Statements

Auditors' Report to the Shareholders dated May 20, 2005 (except for note 24 which is as at June 15, 2005)

Auditors' Report to the Directors dated June 17, 2004 (except for notes 13 and 25 which are as at November 15, 2004)

Consolidated Balance Sheet as at March 31, 2005 (audited) and March 31, 2004 (audited)

Consolidated Statement of Operations and Deficit for the years ended March 31, 2005, 2004 and 2003 (audited)

Consolidated Statements of Cash Flows for the years ended March 31, 2005, 2004 and 2003 (audited)

Notes to Consolidated Financial Statements for the years ended March 31, 2005, 2004 and 2003

                           Anthony Clark International
                             Insurance Brokers Ltd.
                        CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended March 31, 2005, 2004 and 2003
                         (Expressed in Canadian dollars)

                                                                [D&H GROUP LOGO]


AUDITORS' REPORT



To the Shareholders of
Anthony Clark International Insurance Brokers Ltd.


We have audited the consolidated balance sheet of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2005 and the consolidated statements of operations and deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at March 31, 2005 and 2004 and results of operations for the years ended March 31, 2005, 2004 and 2003 to the extent summarized in Note 25 to the consolidated financial statements.

On May 20, 2005, we reported separately to the shareholders of Anthony Clark International Insurance Brokers Ltd. on consolidated financial statements as at and for the year ended March 31, 2005 audited in accordance with Canadian generally accepted auditing standards.


                                                           /s/ D&H Group LLP

Vancouver, B.C.
May 20, 2005, except as to Note 24,
which is as of June 15, 2005                               Chartered Accountants




                                  D&H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
              |_| www.dhgroup.ca |_| F 604-731-9923 T 604-731-5881

                                                                [D&H GROUP LOGO]





COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's consolidated financial statements, such as the change described in Note 3 (a) to the consolidated financial statements. Our report to the shareholders dated May 20, 2005, except as to Note 24, which is as of June 15, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


                                                           /s/ D&H Group LLP

Vancouver, B.C.
May 20, 2005, except as to Note 24,
which is as of June 15, 2005                               Chartered Accountants



                                  D&H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
              |_| www.dhgroup.ca |_| F 604-731-9923 T 604-731-5881

KPMG
                       KPMG LLP                         Telephone (403) 691-8000
                       Chartered  Accountants           Fax       (403) 691-8008
                       1200 205 - 5th Avenue SW         Internet  www.kpmg.ca
                       Calgary AB T2P 4B9




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Anthony Clark International Insurance Brokers Ltd.

We have audited the accompanying consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. and subsidiaries as of March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anthony Clark International Insurance Brokers Ltd. and subsidiaries as of March 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(b), the Company has corrected the application of Canadian generally accepted accounting principles for the amounts allocated to customer accounts and goodwill, and the amortization periods used in connection with business combinations completed prior to July 1, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 13(b) to the financial statements, the Company was in noncompliance with certain covenants in its long-term borrowing agreement which covenants were waived as at September 30, 2004. The Company expects that these covenants will be in continuous noncompliance pending their replacement or revision. The uncertainty relating to the Corporation's ability to reach a satisfactory resolution with it's the lenders raises substantial doubt of the Corporation's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP
Chartered Accountants


Calgary, Canada
June 17, 2004 (except for notes 13 and 25 which are as at November 15, 2004)


       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004
(Expressed in Canadian dollars)

-----------------------------------------------------------------------------------------------------------
                                                                             2005                 2004
                                                                        --------------       --------------
                                                                                             (Note 23)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                           $     401,944        $   1,989,663
    Accounts receivable                                                     1,708,085            1,335,775
    Prepaid expenses                                                          221,705              123,329
    Restricted cash (Note 5)                                                        -              522,619
                                                                        --------------       --------------
                                                                            2,331,734            3,971,386

Restricted cash (Note 5)                                                            -              655,274
Note receivable from related party (Note 6)                                   181,440              196,575
Due from director (Note 7)                                                     40,000               40,000
Computer systems and office equipment (Note 8)                                399,442              376,540
Customer accounts (Note 9)                                                  5,678,499            5,027,401
Goodwill                                                                   12,525,334            5,459,185
Deferred financing costs (Notes 10 and 13)                                          -              474,447
Non-competition agreements (Note 11)                                          705,890              663,551
                                                                        --------------       --------------
                                                                        $  21,862,339        $  16,864,359
                                                                        ==============       ==============
LIABILITIES

CURRENT LIABILITIES
    Accounts payable                                                    $     959,964        $     915,066
    Accrued liabilities                                                       547,589              199,479
    Loans payable (Note 13)                                                13,551,551                    -
    Due to related party-current (Note 12)                                  3,973,513              184,787
    Current portion of long-term debt (Note 13)                                     -              277,748
    Current portion of obligations under capital leases (Note 14)              20,735               22,912
    Income taxes payable                                                       63,877                    -
    Litigation liability (Note 5)                                                   -              522,619
                                                                        --------------       --------------
                                                                           19,117,229            2,122,611

Obligations under capital leases (Note 14)                                     19,231               39,966
Due to related party (Note 12)                                                      -            3,436,108
Long-term debt (Note 13)                                                            -            4,537,970
Future income taxes (Note 19)                                                 316,910              229,607
                                                                        --------------       --------------
                                                                           19,453,370           10,366,262
                                                                        --------------       --------------
Commitments (Note 20)

SHAREHOLDERS' EQUITY

Share capital (Note 15)                                                     9,895,142            9,897,116
Contributed surplus                                                           667,585              104,022
Retained earnings (deficit)                                                (8,124,638)          (3,502,196)
Cumulative translation adjustment                                             (29,120)                (845)
                                                                        --------------       --------------
                                                                            2,408,969            6,498,097
                                                                        --------------       --------------
                                                                        $  21,862,339        $  16,864,359
                                                                        ==============       ==============
Subsequent event (Note 24)


        See accompanying notes to the consolidated financial statements.


Approved by the Board  "Tony Consalvo"  Director  "Thomas Milley"  Director
                       ---------------             ---------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)


--------------------------------------------------------------------------------------------------------------------

                                                              2005                 2004                2003
                                                             -------------        -------------        -------------
                                                                                                      (Note 23)
REVENUE                                                      $ 13,060,344         $  7,469,559         $  5,175,072
                                                             -------------        -------------        -------------
EXPENSES
    General and administrative                                  2,393,711            1,446,886            1,173,128
    Legal judgment                                                      -              522,619                    -
    Rent                                                          805,937              422,672              283,242
    Salaries and wages                                          7,925,260            4,818,880            3,165,924
    Stock-based compensation                                      411,275                    -                    -
                                                             -------------        -------------        -------------
                                                               11,536,183            7,211,057            4,622,294
                                                             -------------        -------------        -------------
Earnings before interest, income taxes,
    depreciation and amortization                               1,524,161              258,502              552,778

Interest and financing costs (Note 21)                         (4,539,268)            (941,153)            (285,720)
                                                             -------------        -------------        -------------
Earnings (loss) before income taxes,
    depreciation and amortization                              (3,015,107)            (682,651)             267,058

Depreciation and amortization                                  (1,303,867)            (481,025)            (609,546)
                                                             -------------        -------------        -------------
Earnings (loss) before income taxes                            (4,318,974)          (1,163,676)            (342,488)
                                                             -------------        -------------        -------------
INCOME TAXES (Note 19)
    Current                                                        63,877                    -                    -
    Future (recovery)                                              87,303             (112,178)              13,313
                                                             -------------        -------------        -------------
                                                                  151,180             (112,178)              13,313
                                                             -------------        -------------        -------------
Net earnings (loss) for the year                               (4,470,154)          (1,051,498)            (355,801)
                                                             -------------        -------------        -------------
RETAINED EARNINGS (DEFICIT), beginning of year
    As previously reported                                     (3,502,196)          (2,450,698)          (2,669,781)
    Change in accounting policy (Note 3 (a))                     (152,288)                   -                    -
    Correction of accounting error (Note 3 (b))                         -                    -              574,884
                                                             -------------        -------------        -------------
    As restated                                                (3,654,484)          (2,450,698)          (2,094,897)
                                                             -------------        -------------        -------------
RETAINED EARNINGS (DEFICIT), end of year                     $ (8,124,638)        $ (3,502,196)        $ (2,450,698)
                                                             =============        =============        =============
Earnings (loss) per share - basic and diluted                $      (0.56)        $      (0.14)        $      (0.05)
                                                             =============        =============        =============


        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)



-------------------------------------------------------------------------------------------------------------------
                                                                   2005               2004                  2003
                                                             -------------        -------------        -------------
                                                                                    (Note 23)
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
    Net earnings (loss) for the year                         $ (4,470,154)        $ (1,051,498)        $   (355,801)
    Adjustments to reconcile net cash provided
    by operating activities
       Depreciation and amortization                            1,303,867              481,025              609,546
       Future income taxes (recovery)                              87,303             (112,178)              13,313
       Amortization of deferred financing costs and
          loan discounts                                          396,688              485,694              102,385
       Impairment of deferred financing costs and
          unamortized loan discounts                            2,539,697                    -                    -
       Stock-based compensation                                   411,275                    -                    -
       Changes in non-cash working capital
       relating to operations
          Accounts receivable                                    (370,786)            (297,054)            (114,185)
          Prepaid expenses                                       (103,420)              47,086              (37,463)
          Note receivable from related party                            -             (196,575)                   -
          Accounts payable                                         44,898              (21,592)             240,887
          Accrued liabilities                                     320,626               78,804               78,410
                                                             -------------        -------------        -------------
                                                                  159,994             (586,288)             537,092
                                                             -------------        -------------        -------------
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
    Net proceeds on sale of common shares                          (1,974)             314,006                    -
    Proceeds from loans payable                                 7,469,141            6,632,353                    -
    Repayments on loans payable                                  (417,340)          (2,199,696)            (180,754)
    Financing costs paid                                         (832,998)            (557,324)            (442,578)
    Repayment from director                                             -                    -               60,327
    Restricted cash                                                     -             (655,274)                   -
                                                             -------------        -------------        -------------
                                                                6,216,829            3,534,065             (563,005)
                                                             -------------        -------------        -------------
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
    Additions to computer systems and office equipment            (66,256)             (66,230)             (31,766)
    Business acquisitions (Note 4)                             (8,157,225)          (4,611,292)                   -
                                                             -------------        -------------        -------------
                                                               (8,223,481)          (4,677,522)             (31,766)
                                                             -------------        -------------        -------------
EFFECT OF FOREIGN EXCHANGE                                        258,939                    -                    -
                                                             -------------        -------------        -------------
INCREASE (DECREASE) IN CASH DURING THE YEAR                    (1,587,719)          (1,729,745)             (57,679)

CASH AND CASH EQUIVALENTS, beginning of year                    1,989,663            3,719,408            3,777,087
                                                             -------------        -------------        -------------
CASH AND CASH EQUIVALENTS, end of year                       $    401,944         $  1,989,663         $  3,719,408
                                                             =============        =============        =============
CASH AND CASH EQUIVALENTS is comprised of
    Cash                                                     $    401,944         $    679,006         $  1,719,408
    Term deposits                                                       -            1,310,657            2,000,000
                                                             -------------        -------------        -------------
                                                             $    401,944         $  1,989,663         $  3,719,408
                                                             =============        =============        =============
SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid                                        $          -         $          -         $          -
                                                             =============        =============        =============
    Interest paid                                            $  1,390,222         $    382,766         $     80,156
                                                             =============        =============        =============


        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS

     Anthony Clark International Insurance Brokers Ltd. (the "Company") operates general insurance brokerages in Canada and the United States.

2.   ACCOUNTING POLICIES

     Basis of presentation
     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. GAAP differs in certain material respects from United States generally accepted accounting principles ("U.S. GAAP"). The material differences between GAAP and U.S. GAAP that apply to these financial statements are described in Note 25.

     Use of estimates
     Significant estimates used in the preparation of these financial statements include the collectibility of accounts receivable, the allocation of the purchase price on business acquisitions, the valuation of reporting units when testing the recoverability of goodwill and intangible assets, the estimated useful lives of tangible and intangible assets and the fair value of stock-based compensation.

     Revenue recognition
     Commission revenue, which is earned by the placement of insurance policies with underwriters, is recognized as of the effective date of each policy provided that collection is believed to be reasonably assured. Contingent commissions are based on the underwriters' profitability on insurance policies placed by the Company and are recognized when received.

     Cash and cash equivalents
     Cash  and  cash  equivalents   consist  of  bank  deposits  and  short-term
     investments with an initial term to maturity of three months or less.

     Computer systems and office equipment
     Computer systems and office equipment are carried at cost less accumulated depreciation. Depreciation is provided using the following rates and methods:

          Computer equipment and software         -  30% declining balance
          Corporate website                       -   3 years straight-line
          Furniture and equipment                 -  20% declining balance

     Impairment of long-lived assets
     Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

     Business combinations
     Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

     Customer accounts
     Acquired   customer   accounts   are  carried  at  cost  less   accumulated
     amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


2.   ACCOUNTING POLICIES - continued

     Goodwill
     Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

     Non-competition agreements
     Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

     Deferred financing costs and debt discounts
     Deferred financing costs and debt discounts are amortized over the term of the related indebtedness using the effective interest rate method. If the related debt becomes due on demand or is settled earlier, the related balance of unamortized deferred financing costs and debt discounts are charged to earnings.

     Foreign currency translation
     The Company uses the current rate method under which the assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using weighted average exchange rates for the year. Foreign currency translation gains and losses are shown as a separate component of shareholders' equity.

     Earnings (loss) per share
     Earnings (loss) per share is determined using the weighted average number of common shares outstanding during the year, which amounted to 7,955,153 (2004 - 7,713,980, 2003 - 7,692,055) common shares. Diluted earnings (loss)
     per share is calculated using the treasury stock method, which assumes proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price for the year. Diluted earnings (loss) per share has not been presented separately as the effect of common shares issuable on exercise of issued stock options would be anti-dilutive.

     Stock-based compensation
     Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

     Income taxes
     Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


3.   ADJUSTMENTS TO RETAINED EARNINGS

     a)   Change in accounting policy

          Stock-based compensation
          Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

     b)   Correction of accounting error

          Business combinations, goodwill and other intangible assets
          On April 1, 2002, the Company implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook section 1581 and 3062.

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

          The Company adopted Sections 1581 and 3062 effective April 1, 2002. As of the date of adoption, the Company had previously reported an intangible asset called customer accounts in the amount of $ 3,085,009, and no goodwill. In accordance with the requirements of Sections 1581 and 3062, the adoption of these two Sections is not applied retroactively and the amounts presented for prior periods are not to be restated for this change. However, in accordance with the requirements of those Sections, the Company reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in
          Section 1581 for recognition apart from goodwill, and whether the amortization period of acquired customer accounts continued to be appropriate. In connection with this review, the Company determined that it has incorrectly allocated amounts to customer accounts under superseded CICA Handbook Section 1580 for business combinations consummated prior to July 1, 2001, and that it had used an inappropriate amortization period for customer accounts.

          Accordingly, in connection with the adoption of Sections 1581 and 3062, the Company has restated the carrying amounts of goodwill and customer accounts at April 1, 2001 in order to correct the allocation of the excess purchase price over the fair value of tangible assets acquired in business combinations completed prior to July 1, 2001, and to adjust the amortization period used in prior periods. As a result, it was determined that, in aggregate, net carrying value of $ 1,593,468 of customer accounts at April 1, 2001 should have been classified as goodwill under Section 1580. In conjunction with this correction, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $ 1,008,515. The future income tax liability related to customer accounts was reduced by $ 203,160 and the deficit was reduced by $ 788,113. The statement of operations and deficit for the year ended March 31, 2002 has been restated to reflect the resulting changes in depreciation, amortization and future income tax expense for that year. Depreciation and amortization has increased from $ 343,172 to $ 634,792 and future income tax recovery has increased by $ 78,391, resulting in an increase of $ 213,229 in net loss for the year ended March 31, 2002. This correction conformed the Company's accounting for business combinations completed prior to July 1, 2001, and the amortization of goodwill and customer accounts, under GAAP with the accounting the Company had followed under US GAAP. Accordingly, there have been no changes in the reported operating results or financial position of the Company for US GAAP purposes (See note 25).

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


4.   BUSINESS ACQUISITIONS

     Year ended March 31, 2005
     During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (U.S.$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

     The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

     The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                                  Vinciguerra           Schuneman            Total
                                                 -------------        ------------       --------------
     Customer accounts                           $  1,855,983         $   227,906        $  2,083,889
     Computer systems and equipment                    64,390              36,759             101,149
     Non-competition agreements                       160,975              34,308             195,283
     Goodwill                                       6,978,094             823,504           7,801,598
     Other                                              6,439                   -               6,439
     Liabilities assumed                              (87,527)                  -             (87,527)
                                                 -------------        ------------       --------------
                                                 $  8,978,354         $ 1,122,477        $ 10,100,831
                                                 =============        ============       ==============
     Consideration paid

     Cash                                        $  7,857,638         $   299,588        $  8,157,226
     Fair values of notes payable                   1,120,716             822,889           1,943,605
                                                 -------------        ------------       --------------
                                                 $  8,978,354         $ 1,122,477        $ 10,100,831
                                                 =============        ============       ==============


     The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

     During the year ended March 31, 2005 the contingent adjustment related to John's, see below, was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).

     Year ended March 31, 2004
     During the year the Company acquired the net assets of two insurance brokerages known as "Vista" and "John's", both of which are located in California. Purchase consideration of $ 8,600,642 (U.S.$ 6,515,638) was given to effect these acquisitions. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year and the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

     The results of operations and cash flows of the acquired businesses are included in the financial statements from the closing dates of the acquisitions, which are October 17, 2003 for Vista and November 6, 2003 for John's.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


4.   BUSINESS ACQUISITIONS - continued

     The consideration given was allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect at the dates of closing.

                                                           Vista                John's              Total
                                                       --------------        -------------       --------------

     Customer accounts                                 $   2,481,432         $  1,372,120        $  3,853,552
     Computer systems and office equipment                   136,706               45,941             182,647
     Non-competition agreements                              523,992              179,826             703,818
     Goodwill                                              3,038,638              885,122           3,923,760
     Obligation under capital lease                          (63,135)                   -             (63,135)
                                                       --------------        -------------       --------------
                                                       $   6,117,633         $  2,483,009        $  8,600,642
                                                       ==============        =============       ==============
     Consideration paid

     Cash                                              $   2,357,618         $  2,253,674        $  4,611,292
     Fair values of notes payable                          3,760,015              229,335           3,989,350
                                                       --------------        -------------       --------------
                                                       $   6,117,633         $  2,483,009        $  8,600,642
                                                       ==============        =============       ==============


     The note issued in connection with the Vista acquisition is at a rate of interest that was determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. This note has therefore been accounted for at its discounted fair value.

5.   RESTRICTED CASH

     During the year ended March 31, 2005 the Company settled an outstanding legal judgment for a cash payment of $ 450,000. As at March 31, 2004 the Company had provided for the full amount of the judgment, $ 522,619 and had paid that amount into trust. During 2005 the difference of $ 72,619 was recovered.

     As required by the Debt Financing agreement with Oak Street, an amount of $ 655,274 (U.S.$ 500,000) has been deposited into a collateral account. The Company is required to maintain this balance at all times during the term of the Debt Financing. Due to the related loan being in default at March 31, 2005, the loan is presented net of the collateral account. See also Notes 13(a) and 24.

6.   NOTE RECEIVABLE FROM RELATED PARTY

     The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

7.   DUE FROM DIRECTOR

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

8.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT

                                                                   2005
                                            ---------------------------------------------------
                                                                 Accumulated
                                                Cost             depreciation            Net
                                            -------------       --------------     ------------
     Computer equipment and software        $    885,741         $  654,360         $  231,381
     Furniture and equipment                     398,481            230,420            168,061
     Corporate website                             9,245              9,245                  -
                                            -------------       --------------     ------------
                                            $  1,293,467         $  894,025         $  399,442
                                            =============       ==============     ============

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


8.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT - continued

                                                                   2004
                                            ---------------------------------------------------
                                                                 Accumulated
                                                Cost             depreciation            Net
                                            -------------       --------------     ------------
     Computer equipment and software        $    805,876         $  569,390         $  236,486
     Furniture and equipment                     334,434            195,920            138,514
     Corporate website                             9,245              7,705              1,540
                                            -------------       --------------     ------------
                                            $  1,149,555         $  773,015         $  376,540
                                            =============       ==============     ============


     Included in computer systems and office equipment are assets under capital lease with a cost of $ 45,693 (2004 - $ 26,518) net of accumulated depreciation of $ 15,078 (2004 - $ 7,425).

9.   CUSTOMER ACCOUNTS

                                                     2005              2004
                                                -------------      ------------
       Cost                                      $ 8,719,481       $ 7,069,520
       Accumulated amortization                   (3,040,982)       (2,042,119)
                                                -------------      ------------
                                                 $ 5,678,499       $ 5,027,401
                                                =============      ============

10.  DEFERRED FINANCING COSTS

                                                     2005              2004
                                                -------------      ------------
       Cost                                      $         -       $   476,727
       Accumulated amortization                            -            (2,280)
                                                -------------      ------------
                                                 $         -       $   474,447
                                                =============      ============

     During the year ended March 31, 2005 the Company charged all deferred financing costs to earnings as discussed in Note 13.

11.  NON-COMPETITION AGREEMENTS

                                                     2005              2004
                                                -------------      ------------
       Cost                                      $   830,300       $   703,818
       Accumulated amortization                     (124,410)          (40,267)
                                                -------------      ------------
                                                 $   705,890        $  663,551
                                                =============      ============

12.  DUE TO RELATED PARTY

                                                                                       2005              2004
                                                                                 ---------------     -------------
      Note payable (U.S.$ 3,284,982) to a trust of which an officer of the
        Company's subsidiary is a trustee, with interest at 7% per annum and repayable in monthly payments of $ 49,366 including principal and interest, due on September 30, 2013 and collateralized by a pledge of certain assets of the Company. No payments have been made since August
        2004 as the lending agreement provides for secession of payments based
        on available working capital.                                             $ 3,973,513         $ 4,444,379

      Unamortized discount provided at 12% market rate
        of interest                                                                         -            (823,484)
                                                                                 ---------------     -------------
                                                                                    3,973,513           3,620,895
       Current portion                                                              3,973,513             184,787
                                                                                 ---------------     -------------
                                                                                  $         -         $ 3,436,108
                                                                                 ===============     =============
       See Note 13 (b)

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


13.  LOANS PAYABLE

                                                                                       2005              2004
                                                                                 ---------------     -------------
        a)  Note payable (U.S.$ 3,500,000) with interest at the prime rate of interest plus 8% per annum, with interest only payments until March 24, 2005 and then repayable in monthly payments of approximately $ 95,000 including principal and interest, due on demand and maturing on March 22, 2011 and collateralized by a pledge of all assets of the Company and cash held in
              escrow.                                                             $ 4,233,600         $ 4,586,749

            Cash held in collateral account (U.S.$ 500,000)                          (609,306)                  -
                                                                                 ---------------     -------------
                                                                                    3,624,294           4,586,749
                                                                                 ---------------     -------------
            Note payable (U.S.$ 2,901,558) with interest at the prime rate of interest plus 2% per annum, with interest only payments until
              June 14, 2006 and then repayable in monthly payments of $
              103,446 including principal and interest, due on demand and maturing on June 14, 2009 and collateralized by a pledge
              of all assets of the Company.                                         3,509,728                   -
                                                                                 ---------------     -------------
            Note payable (U.S.$ 3,250,000) with interest at 14%
              per annum, with interest only payments, due on
              August 31, 2008 and collateralized by a pledge
              of certain assets of the Company.                                     3,931,200                   -
                                                                                 ---------------     -------------
            Note payable without interest, repaid on December 31,
              2004.                                                                         -             228,969
                                                                                 ---------------     -------------
            Note payable (U.S.$ 900,497) with interest at 7% per annum and repayable in monthly payments of $ 23,951 including principal and interest, due on August 31, 2009 and collateralized by a
              pledge of certain assets of the Company.                              1,089,241                   -
                                                                                 ---------------     -------------

            Note payable (U.S.$ 1,155,000) with interest at 8% per annum and repayable in monthly payments of $ 28,328 including principal and interest, that do not begin until January 1, 2008, due on
              December 31, 2012 and collateralized by a pledge of certain
              assets of the Company.                                                1,397,088                   -
                                                                                 ---------------     -------------
                                                                                   13,551,551           4,815,718
            Long-term portion                                                               -           4,537,970
                                                                                 ---------------     -------------
                                                                                  $13,551,551         $   277,748
                                                                                 ===============     =============

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)



13. LOANS PAYABLE - continued

          During the year the Company and its creditors entered into agreements that define the rights and priorities of each creditor in respect of the Company's collateral in the event of default. These agreements impose no additional material obligations on the Company.

     b)   Compliance with lending covenants
          The Company was in compliance with the financial covenant requirements of the prime plus 8% note payable of $ 4,233,600 (2004 - $ 4,586,739)
          (U.S.$ 3,500,000), (the "Oak Street Debt") as described above, at March 31, 2004 and therefore, the note was classified as long-term at that time.

          During  the year  ended  March  31,  2005 the  Company  closed a U.S.$
          7,500,000 ($10,090,725) debt financing arrangement with a United States lender, First Capital Corporation, LLC ("FCC") whereby FCC provided up to a U.S.$ 7,500,000 ($ 10,090,725) reducing revolving line of credit (the "Facility") subject to a borrowing base formula.

          The Company could borrow an aggregate amount not to exceed at any time outstanding the lesser of (a) the maximum principal amount of the Line of Credit or (b) the Borrowing Base. The Borrowing Base is determined as a percentage of recurring annual revenue of eligible insurance commissions earned with regard to policies of acceptable insurance pursuant to agency agreements with the borrower by the insurance companies having a rating by AM Best of B and above.

          The Facility has a Wall Street Journal interest rate of prime plus 2% per annum, with interest only payments for two years following the date of closing. After the initial two year period, the Company shall pay the principal and interest in the amount calculated based on the amortization schedule with the total amount being repaid over a 36 month period.

          The Facility is secured by the general security agreement over the Company's assets. Pursuant to the Facility, FCC, will have: (i) a first priority security interest in the assets of the Company which are acquired after June 14, 2004, in connection with any purchase or other acquisition by the Company from an unaffiliated party and financed by FCC, of: (a) an insurance agency; (b) any group of insurance policies; (c) any "book of business" with respect to insurance policies; and (d) any "expirations" with respect to insurance policies: in each case together with all future insurance policies (including all commissions paid or payable thereunder) and other assets directly related to such acquired assets, and all products and proceeds thereof; and (ii) a subsequent security interest, subject to certain permitted encumbrances in the assets of the Company.

          The Facility was required to be used to fund permitted acquisitions with the United States and provide working capital for the related acquisitions.

          The FCC Debt and the Oak Street Debt loan agreements each contain subjective acceleration clauses whereby the lenders may terminate their loan facilities and declare the obligations immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Company has expressly waived. The defaults that may cause the acceleration clause to occur include a "material adverse change" in the Company's business or financial conditions as determined by the lenders in good faith.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


13.  LOANS PAYABLE - continued

          During the year ended March 31, 2005, the Company was in non-compliance with the Oak Street Debt and the FCC Debt as a result of the Company's non-compliance with certain financial covenants prescribed in the respective loan agreements. Tangible Net Worth ("TNW") covenants contained in each agreement, which require the Company to maintain a minimum TNW, as defined in the loan agreements, were in non-compliance. Also, Minimum Interest Coverage Ratios ("MICR") and the Total Liabilities to TNW, as defined in the loan agreements, were in non-compliance. The lenders waived non-compliance with each of these covenants as at September 30, 2004. The Company expected that these covenants would be in continuous non-compliance for the foreseeable future and had been in discussions with the lenders to revise or replace the subject covenants by amendment of the loan agreements. No agreement was reached with the lenders with respect to amendment of the loan agreements. The Company anticipated that it would be able to obtain further waivers and/or amendments of the Company's covenants from the lenders. The Company was unable to comply with the financial covenants and they were not waived by the lenders, the lenders could have exercised their rights to accelerate repayment of the Company's obligations and (unless paid with replacement financing) acquire or dispose of the Company's assets. Subsequent to year end, one creditor furnished formal notice of default effective as of February 28, 2005.

          As is required by Canadian generally accepted accounting principles, the Company reclassified its long-term debt as current liabilities as a result of these covenant violations. All unamortized deferred financing costs and unamortized debt discounts were also charged to earnings (see Note 21).

          See Note 24.


14.    OBLIGATIONS UNDER CAPITAL LEASES

                                                                                    2005                   2004
                                                                                -------------         -------------
       Obligation under capital lease, bearing interest at 9.78%
          per annum and secured by the assets under lease                       $   12,444            $   17,624

       Obligation under capital lease, bearing interest at 15%
          per annum and secured by the assets under lease                           27,522                45,254
                                                                                -------------         -------------
                                                                                    39,966                62,878
       Current portion                                                             (20,735)              (22,912)
                                                                                -------------         -------------
                                                                                $   19,231            $   39,966
                                                                                =============         =============


15.  SHARE CAPITAL

     Authorized
          Unlimited common shares without par value

                                              2005                            2004                        2003
                                   ---------------------------    ---------------------------    ---------------------------
                                     Shares          Amount          Shares          Amount         Shares         Amount
                                   ------------   ------------    ------------    ------------   ------------   ------------
       Issued
         Beginning of year          7,955,153     $ 9,897,116      7,692,055      $ 9,687,132     7,692,005      $ 9,687,132
         Common shares issued
            for private placement           -               -        263,098          336,765             -                -

         Fair value of stock
            purchase warrants               -               -              -         (104,022)            -                -

         Share issue costs                  -          (1,974)             -          (22,759)            -                -
                                   ------------   ------------    ------------    ------------   ------------   ------------
                                    7,955,153     $ 9,895,142       7,955,153     $ 9,897,116     7,692,055      $ 9,687,132
                                   ============   ============    ============    ============   ============    ===========

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


15.  SHARE CAPITAL - continued

     During the year ended March 31, 2004 the Company issued 263,098 units on a private placement basis for cash of $ 336,765 ($ 1.28 per unit) and paid costs of issue of $ 24,733. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $ 1.60 per common share until February 28, 2006. No share purchase warrants were exercised during the year ended March 31, 2005.

16.  STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     Changes in stock options during the years ended March 31, 2005 and 2004 are as follows:

                                      2005                            2004                          2003
                           --------------------------     ---------------------------    ----------------------------
                                            Weighted                       Weighted                       Weighted
                                            average                        average                         average
                            Number of       exercise       Number of       exercise       Number of        exercise
                             options         price          options         price          options           price
                           -----------    -----------     -----------     -----------     -----------     -----------
Outstanding,
  beginning of year         1,308,811       $ 1.23          984,400         $ 1.37         991,400          $ 1.37
Awarded                       520,000         1.10          334,411           0.82               -               -
Cancelled                      (4,000)       (1.00)         (10,000)         (1.00)         (7,000)          (1.00)
Expired                      (534,400)       (1.69)               -              -               -               -
                           -----------    -----------     -----------     -----------     -----------     -----------
Outstanding,
  end of year               1,290,411       $ 1.00        1,308,811         $ 1.23         984,400          $ 1.37
                           ===========    ===========     ===========     ===========     ===========     ===========
Exercisable,
 end of year                1,277,411       $ 1.00        1,244,611         $ 1.25         859,400          $ 1.43
                           ===========    ===========     ===========     ===========     ===========     ===========


     The following table sets forth information relating to stock options outstanding as at March 31, 2005:

                                               Number        Weighted                       Number
                                            outstanding      average        Weighted      exercisable       Weighted
                              Range of          at          remaining        average           at            average
                              exercise       March 31,      contractual      exercise       March 31,        exercise
           Expiry              prices           2005           life           price           2005             price
          -------------     -----------     ------------   -------------   -----------    -------------     -----------
          10/26/06            $   1.00        431,000           1.58        $  1.00           420,500         $ 1.00
          03/18/07                1.15          5,000           1.96           1.15             2,500           1.15
          08/29/08                0.81        319,411           3.42           0.81           319,411           0.81
          08/29/08                1.00         15,000           3.42           1.00            15,000           1.00
          08/05/09                1.10        505,000           4.33           1.10           505,000           1.10
          08/16/09                1.25         15,000           4.33           1.25            15,000           1.25
                            -----------     ------------   -------------   -----------    -------------     -----------
                         $ 0.81 to $ 1.25   1,290,411           3.17        $  1.00         1,277,411         $ 1.00
                            ===========     ============   =============   ===========    =============     ============

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


16.  STOCK-BASED COMPENSATION - continued

     The fair value of stock options awarded to employees, directors and consultants was estimated on the dates of awards using the Black-Scholes option pricing model with the following assumptions:

                                                  2005                 2004
                                                ---------           ---------

       Risk-free interest rate                      2.6%               2.6%
       Estimated volatility                          93%                64%
       Expected lives                            5 years            5 years

     The average fair value of stock options awarded during the 2005 and 2004 fiscal years, as calculated using the Black-Scholes option pricing model, was $ 0.79 and $ 0.45 per stock option.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

17.  RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration estimated and agreed to between the related parties, unless otherwise noted.

     Included in accounts payable and accrued liabilities is $ 159,014 (2004 - $
     Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

     Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 - $ 298,296, 2003 - $ 162,384) of legal fees with these law partnerships.

     During the year the Company paid $ 246,831 (2004 - $ 322,146, 2003 - $ Nil) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255, 2003 - $ Nil) representing interest on a note payable and $ 128,677 (2004 - $ 99,696, 2003 - $ Nil) of principal.

     During the year ended March 31, 2004 the Company acquired the fixed assets and customer accounts of a California insurance brokerage ("Vista") from the Kabaker Family Trust, a trust in which an officer of the Company's subsidiary is a trustee, and DKWS Enterprises Inc. ("DKWS"), a corporation controlled by an officer of the Company's subsidiary. Pursuant to an asset management agreement with DKWS, the Company processes its clients' insurance policies through DKWS, whereby the Company shall receive all the revenues there from and shall pay all associated operating costs. During the year ended March 31, 2005, the Company received $ 2,377,971 (2004 - $ 1,307,446, 2003 $ Nil) in revenues, paid expenses of $ 3,053,440 (2004 - $
     1,462,369, 2003 - $ Nil) for payroll, rent and administrative charges, and paid for capital asset additions and capital leases in the amount of $ 40,984 (2004 - $ 46,103, 2003 - $ Nil) to DKWS in accordance with the asset management agreement. Accounts receivable at March 31, 2005 includes $ 60,408 (2004 - accounts payable of $ 60,832) due to DKWS for expenses incurred on behalf of the Company.

     See Notes 6, 7 and 12.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


18.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, an amount due from a director, a note receivable from a related party, accounts payable, accrued liabilities, loans payable, an amount due to a related party and obligations under capital leases.

     Fair value
     The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of the amount due from a director, loans payable, an amount due to a related party and the obligations under capital leases are approximated by their carrying values as these items bear market rates of interest. The fair value of the note receivable from a related party is not practicably determinable as the amount is due from a related party.

     Credit risk
     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers. The Company has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

     Foreign currency risk
     The Company conducts business operations in the United States and has U.S. dollar denominated indebtedness and is therefore exposed to cash flow risks associated with fluctuations in the relative value of the Canadian and U.S. dollar. The Company does not engage in hedging activities or use financial instruments to reduce its risk exposure.

     Interest rate risk
     Certain of the Company's indebtedness bears interest at floating rates of interest, which exposes the Company to interest rate cash flow risk. Should the base rate of interest increase in the future, the Company's required interest payments will also increase.

19.  INCOME TAXES

     Income tax expense or recovery is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of its future income tax assets and liabilities.

     The provision for income tax differs from the result which would have been obtained by applying the statutory income tax rate of 33.6% (2004 - 36.62%; 2003 - 38.62%) to the Company's net income (loss) before income taxes. The difference results from the following items:

                                                                 2005                 2004                 2003
                                                             ------------         ------------         ------------
       Expected tax expense (recovery)                     $ (1,501,971)          $ (385,059)         $  (132,269)
       Effect of income tax rate changes on future
          income taxes                                                -               (5,924)                (549)
       Non-deductible impairment of debt discounts              480,031                    -                    -
       Net non-deductible portion of financing costs            417,148                    -                    -
       Net unrecognized benefit of loss carryforwards           999,558              287,449              130,591
       Non-deductible stock-based compensation                  138,188                    -                    -
       Net effect of deductible goodwill and intangibles       (377,163)                   -                    -
       Other                                                     (4,611)              (8,644)              15,540
                                                             ------------         ------------         ------------
                                                           $    151,180           $ (112,178)         $    13,313
                                                             ============         ============         ============

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


19.  INCOME TAXES - continued

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2005 and 2004 are as follows:

                                                                    2005                 2004
                                                               -------------         ------------
       Future income tax assets
           Customer accounts, with tax basis                   $    199,478          $    38,990
           Share issue costs                                              -               40,690
           Other assets                                              33,067                   55
           Non capital losses                                     1,326,180              502,038
           Computer systems and office equipment                          -                1,633
           Valuation allowance                                   (1,279,658)            (352,141)
                                                               -------------         ------------
                                                                    279,067              231,265
                                                               -------------         ------------
       Future income tax liabilities
           Goodwill                                                (255,038)             (42,519)
           Customer accounts, without tax basis                    (340,939)            (418,353)
                                                               -------------         ------------
                                                                   (595,977)            (460,872)
                                                               -------------         ------------
       Net future income tax liability                         $   (316,910)         $  (229,607)
                                                               ==============        ============


     As at March 31, 2005, the Company has accumulated U.S. net operating losses of approximately $ 3,132,000, which can be carried forward and charged against future taxable income. A valuation allowance has been provided for these future income tax assets as there is no reasonable assurance the potential benefit of these losses will be realized. These losses expire principally in 2024 and 2025.

20.  COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2006 through 2008 fiscal years. The Company's minimum lease payments under the agreements are as follows:

                2006                                    $    712,203
                2007                                         250,212
                2008                                          27,283
                                                             -------
                                                        $    989,698
                                                             =======


21.    INTEREST AND FINANCING COSTS

                                                                           2005            2004           2003
                                                                      -------------   -------------   -------------
       Canadian operations
          Interest and financing costs on Paragon
              term loan repaid                                        $           -   $     274,866   $           -
          Interest on obligations under capital lease                         1,410           1,701           1,870
          Interest on long-term debt                                              -               -          10,961
                                                                      -------------   -------------   -------------
                                                                              1,410         276,567          12,831
                                                                      -------------   -------------   -------------
       U.S. operations
          Amortization of discount on reclassified long-term debt           166,489          62,625               -
          Interest and loan fees on long-term debt                        1,596,851         186,520         272,889
          Amortization of financing costs                                   230,199         412,887               -
          Impairment of discount on reclassified long-term debt           1,428,664               -               -
          Impairment of deferred financing costs on reclassified
              long-term debt                                              1,111,033               -               -
          Interest on obligations under capital lease                         4,622           2,554               -
                                                                      -------------   -------------   -------------
                                                                          4,537,858         664,586         272,889
                                                                      -------------   -------------   -------------
                                                                      $   4,539,268   $     941,153   $     285,720
                                                                      =============   =============   =============

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


22.  SEGMENT DISCLOSURES

     The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                                 Twelve months ended                          Twelve months ended
                                                   March 31, 2005                                March 31, 2004
                                  ----------------------------------------------   --------------------------------------------
       Operating Segments             Canada         U.S.          Consolidated        Canada          U.S.      Consolidated
                                  -------------  -------------    --------------   --------------  -------------  -------------
       Revenue                    $  5,189,302   $  7,871,042     $  13,060,344    $  5,489,636    $  1,979,923   $  7,469,559
       Net earnings                    (70,047)    (4,400,107)       (4,470,154)       (189,146)       (862,352)    (1,051,498)
       Identifiable assets           4,198,839     17,663,500        21,862,339       5,490,449      11,373,910     16,864,359
       Additions to:
          Computer systems
             and office equipment        7,755         58,501            66,256          21,797          44,433         66,230
          Goodwill (Note 4)                  -      7,801,598         7,801,598               -       3,923,760      3,923,760
       Depreciation and
          amortization                 266,328      1,037,539         1,303,867         284,211         196,814        481,025
       Interest and financing costs      1,410      4,537,858         4,539,268         276,567         664,586        941,153
       Computer systems and
          office equipment and
          goodwill                   1,705,067     11,219,709        12,924,776       1,745,839       4,089,886      5,835,725

                                               Twelve months ended
                                                   March 31, 2003
       Operating Segments              Canada           U.S.          Consolidated
                                   -------------   --------------    -------------
       Revenue                     $  5,175,072    $          -      $  5,175,072
       Net earnings                     (17,657)       (338,144)         (355,801)
       Identifiable assets            8,263,053         399,225         8,662,278
       Additions to:
          Computer systems
             and office equipment        31,766               -            31,766
       Depreciation and
          amortization                  609,546               -           609,546
       Interest and financing costs      12,831         272,889           285,720
       Computer systems and
           office equipment and
           Goodwill                   1,787,097               -         1,787,097


23.  COMPARATIVE FIGURES

     Certain 2004 and 2003 comparative figures have been reclassified to conform to the presentation used in the current year.

24.  SUBSEQUENT EVENT

     On June 15, 2005,  the Company  closed a U.S.$  25,000,000  ($  30,750,000)
     secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

     The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


24.  SUBSEQUENT EVENT - continued

     The Facility has been fully guaranteed and collateralized by the Company.

     The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460 and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

     The balance of the Facility may only be used to fund permitted acquisitions within the United States.

25.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     a) The consolidated financial statements of the Company have been prepared in accordance with GAAP. GAAP differs in certain material respects from U.S. GAAP. The material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

            Consolidated Statements of Operations

                                                                            2005              2004              2003
                                                                       --------------    --------------    --------------
            Net loss under Canadian GAAP                               $  (4,470,154)    $ (1,051,498)     $   (355,801)
               Deferred financing costs (i)                                1,111,033                -                 -
               Discounts on loans payable (i)                              1,428,664                -                 -
               Stock-based compensation (ii)                                       -           (7,713)           (7,713)
               Fair value of stock-based compensation (ii)                   (24,954)               -                 -
                                                                       --------------    --------------    --------------
            Net loss under U.S. GAAP                                   $  (1,955,411)    $ (1,059,211)     $   (363,514)
                                                                       ==============    ==============    ==============
            Loss per share - U.S. GAAP                                 $       (0.25)    $      (0.14)     $      (0.05)
                                                                       ==============    ==============    ==============


            Consolidated Balance Sheets                                               2005               2004
                                                                                 ---------------      ---------------
            Deferred financing costs:

            Balance - Canadian GAAP                                              $            -       $     663,551
               Costs impaired under Canadian GAAP (i)                                 1,111,033                   -
                                                                                 ---------------      ---------------
            Balance - U.S. GAAP                                                  $    1,111,033       $     663,551
                                                                                 ===============      ===============
            Loans payable:

            Balance - Canadian GAAP                                              $   13,551,551       $           -
               Discount impaired under Canadian GAAP (i)                             (1,428,664)                  -
                                                                                 ---------------      ---------------
            Balance - U.S. GAAP                                                  $   12,122,887       $           -
                                                                                 ===============      ===============
            Shareholders' equity:

            Share capital
               Balance - Canadian GAAP                                           $    9,895,142       $   9,897,116
               Compensation expense - Intrinsic value of stock options (ii)           1,420,337           1,420,337
               Compensation expense - Escrowed shares (iii)                           4,442,318           4,442,318
                                                                                 ---------------      ---------------
               Balance - U.S. GAAP                                                   15,757,797          15,759,771
                                                                                 ---------------      ---------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


25.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES - continued


                                                                                       2005               2004
                                                                                 ---------------      ---------------
            Contributed surplus
               Balance - Canadian GAAP                                           $      667,585        $    104,022
               Compensation expense - Fair value of stock options (ii)                   24,954                   -
                                                                                 ---------------      ---------------
               Balance U.S. GAAP                                                        692,539             104,022
                                                                                 ---------------      ---------------
            Retained earnings (deficit)
               Balance - Canadian GAAP                                               (8,124,638)         (3,502,196)
               Deferred financing costs (i)                                           1,111,033                   -
               Discount on loans payable (i)                                          1,428,664                   -
               Compensation expense - Intrinsic value of stock options (ii)          (1,420,337)         (1,420,337)
               Compensation expense - Fair value of stock options (ii)                  (24,954)                  -
               Compensation expense - Escrowed shares (iii)                          (4,442,318)         (4,442,318)
                                                                                 ---------------      ---------------
               Balance - U.S. GAAP                                                  (11,472,550)         (9,364,851)
                                                                                 ---------------      ---------------
            Due from director                                                           (40,000)            (40,000)

            Cumulative translation adjustment                                           (29,120)               (845)
                                                                                 ---------------      ---------------
            Shareholders' equity - U.S. GAAP                                     $    4,908,666        $  6,458,097
                                                                                 ===============      ===============


            For U.S. GAAP purposes the amount due from a director (see Note 7) is presented as a reduction in shareholders' equity.

            Consolidated statements for cash flow.
            There are no differences between Canadian and U.S. GAAP in respect of the consolidated statements of cash flow.

            (i)     Deferred financing costs and discounts

                    U.S. GAAP requires that deferred financing costs and unamortized discounts on loans payable be amortized to earnings over the contractual period to maturity and requires that a loss on settlement be recognized only in the period of settlement. Canadian GAAP permits these amounts to be charged to earnings at the time the debtor defaults under the provisions of the lending contracts and the loans become repayable on demand.

             (ii)   Stock-based compensation

                    The Company awards stock options which reserve common shares for issuance to employees, directors and consultants.
                    Effective on April 1, 2004 the Company adopted, on a retroactive basis without restatement as described in Note 3(a), the provisions of Section 3870, which are similar to the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), issued by the U.S. Financial Accounting
                    Standards Board ("FASB"). The calculations of stock-based compensation for 2005 and 2004 are presented in Note 16, and for 2005 the Company's accounting treatment of stock-based compensation under GAAP conforms to U.S. GAAP

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005, 2004 and 2003
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


25.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES - continued

                    During the years ended March 31, 2004 and 2003 the Company awarded 334,111 and nil stock options. For U.S. GAAP purposes for 2004 and 2003 the Company has accounted for stock-based compensation in accordance with APB 25. Had the Company adopted SFAS 123 for these years, the Company would have reported the following pro forma amounts:

                                                                                2004           2003
                                                                            ------------   ------------
                     Net loss under US GAAP                                 $ (1,059,211)   $  (363,514)
                     Intrinsic value of stock-based compensation                   7,713          7,713
                     Fair value of stock-based compensation                     (177,242)       (24,954)
                                                                            ------------   ------------

                     Net loss - pro-forma                                   $ (1,228,740)   $  (380,755)
                                                                            ============   ============
                     Loss per share-pro forma                               $      (0.16)   $     (0.05)
                                                                            ============   ============


                    The fair value of the 2003 amount was estimated using the Black-Scholes option pricing model with expected volatility of 73%, a risk-free interest rate of 5.5% and a 5 year expected life.

                    For U.S. GAAP purposes the Company adopted SFAS 123 effective on April 1, 2004 and elected to apply the modified prospective method of adoption. As at April 1, 2004 the Company had 132,000 stock options that were partially vested. In connection with the vesting of these stock options the Company will recognize stock-based compensation expense of $ 45,821 for U.S. GAAP purposes through the 2008 fiscal year, including $ 24,954 recognized in 2005.

             (iii)  Escrowed shares

                    In accordance with securities regulations 1,767,960 Common Shares with respect to the initial public offering were placed in escrow with a Trustee under an Escrow Agreement. Under the terms of the agreement the shares were to be released from escrow on the basis of one escrowed share for every $ 0.61 of cumulative cash flow if the minimum offering is achieved and on the basis of one escrowed share for every $ 0.41 of cumulative cash flow if the maximum offering is achieved.

                    On July 6, 1999 1,665,581 Common shares were released from escrow and compensation expense of $ 3,997,061 was recorded for the fair value of the shares which related to directors and officers (832,721 x $ 4.80).

                    On July 24, 2000 102,379 Common shares were released from escrow based on the cumulative cash flows at March 31, 2000 on a $ 0.41 basis as the maximum offering was achieved. For the purposes of reconciling to U.S. GAAP, compensation expense was recorded as at July 24, 2000 for the fair value of the shares released from escrow which related to directors and officers (51,179 x $ 8.70 = $ 445,257)

     b)   New technical pronouncements

          The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 153 Exchange of non-monetary assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

          The FASB has also issued SFAS No. 154 Accounting changes and error corrections - A replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.

(B)  Index to Exhibits

Exhibit
Number              Description
--------------------------------------------------------------------------------
1.1(1)              Notarially  certified copies of the Certificate and Articles of Amalgamation dated February 28, 1999

1.2(4)              Notarially certified copies of General By-Law No. 1

1.3(4) Copy of Shareholder Rights Plan Agreement dated as of July 3, 2001 between the Company and CIBC Mellon Trust Company as Rights Agent

4.1(1) Copy of Sublease Agreement regarding property located at Southport Atrium, 10333 Southport Road, S.W. Calgary, Alberta between Valmet Automation (Canada) Ltd. and the Company

4.2(2)              Copy of Employee Stock Option Plan dated February, 2000

4.3(3) Copy of Proposal to Provide Financial Public Relations Services to the Company by Barry Kaplan Associates dated March 17, 2000

4.4(3) Copy of Content License Agreement between the Company and Screaming Media dated June 20, 2000

4.5(3) Copy of Service Agreement and Fee Proposal for Co-Transfer Agent Services dated September 1, 2000 between the Company and Chase Mellon Shareholder Services

4.6(3) Copy of Letter of Agreement dated October 12, 2000 re Maintenance & Support Services between the Company and Axiom Internet Services

4.7(3) Copy of Employment Agreement dated January 1, 2001 between the Company and Kevin Hamilton

4.8(3) Copy of Employment Agreement dated January 1, 2001 between the Company and Tim Ogryzlo

4.9(3) Extension of Sublease dated July 20, 2001 between Valmet Automation (Canada) Ltd. and the Company

4.10(3) Promissory Note dated June 28, 2001 from Tony Consalvo issued to the Company

4.11(3) Share Pledge Agreement dated June 28, 2001 between Tony Consalvo and the Company

4.12(3) General Security Agreement dated June 28, 2001 between Tony Consalvo and the Company

4.13(4)             Form of Director Stock Option Agreements

4.14(4)             Form of Employee Stock Option Agreement

4.15(4) Purchase Agreement dated August 21, 2001 among the Company, Robert Ryan and 779451 Alberta Ltd.

4.16(4) Trust Agreement dated July 29, 2002 among Demiantschuk Milley Burke & Hoffinger, the Company and Robert Ryan

4.17(5)             Employment   Agreement   between   the   Company  and  Primo
                    Podorieszach dated April 1, 2003

Exhibit
Number              Description
--------------------------------------------------------------------------------
4.18(5)             Employment  Agreement  between the Company and Tony Consalvo dated April 1, 2003

4.19(5) Employment Agreement between the Company and Shelly Samec dated September 1, 2002

4.20(6)             Credit Agreement between Addison York Insurance Brokers Ltd.
                    and Oak Street Funding LLC dated March 19, 2004

4.21(6) $15,000,000 Credit Note dated March 19, 2004 issued by Addison York Insurance Brokers Ltd. to Oak Street Funding LLC (included in Exhibit 4.20)

4.22(6) General Security Agreement between Addison York Insurance Brokers Ltd. and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

4.23(6) Guaranty of the Company to Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

4.24(6) General Security Agreement between the Company and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

4.25(6) Securities Pledge Agreement between the Company and Oak Street Funding LLC dated March 19, 2004 (included in Exhibit 4.20)

4.26(6)             Waiver and First  Amendment to Loan and  Security  Agreement
                    dated  August  31,  2004  between   Addison  York  Insurance
                    Brokers, Ltd. and Oak Street Funding LLC.

4.27(6) Purchase Agreement dated October 1, 2003 among Addison York Insurance Brokers, Ltd., and DKWS Enterprises, Inc., Kabaker Family Trust of July 1998, John W. Kabaker and Theolyn Kabaker

4.28(6) Amendment to Purchase Agreement dated March 15, 2004 among Addison York Insurance Brokers, Ltd., and DKWS Enterprises, Inc., Kabaker Family Trust of July 1998, John W. Kabaker and Theolyn Kabaker

4.29(6) $3,515,000 Promissory Note dated October 1, 2003 issued by Addison York Insurance Brokers, Ltd. to Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

4.30(6) General Security Agreement dated October 1, 2003 between Addison York Insurance Brokers Ltd. and Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

4.31(6) Amendment to General Security Agreement dated March 15, 2004 between Addison York Insurance Brokers Ltd. and Kabaker Family Trust of July 1998

4.32(6) Agency Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., DKWS Enterprises, Inc. and Kabaker Family Trust of July 1998 (included in Exhibit 4.27)

4.33(6) Purchase Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., Johns Insurance Agency, Inc., Johns Revocable Trust and Frederick G. Johns Jr.

4.34(6) Agency Agreement dated October 1, 2003 among Addison York Insurance Brokers Ltd., Johns Insurance Agency, Inc. and Johns Revocable Trust (included in Exhibit 4.33)

4.35(6) Extension of Sublease dated February 21, 2004 between Telvent Canada Limited and the Company

4.36(6) Loan and Security Agreement dated June 3, 2004 between Addison York Insurance Brokers, Ltd. and FCC, LLC, d/b/a First Capital

Exhibit
Number              Description
--------------------------------------------------------------------------------
4.37(6)             Waiver and First  Amendment to Loan and  Security  Agreement
                    dated  August  31,  2004  between   Addison  York  Insurance
                    Brokers, Ltd. and FCC, LLC, d/b/a/ First Capital

4.38(6) Guarantee of the Company to FCC, LLC, d/b/a First Capital dated June 3, 2004

4.39(6) General Security Agreement dated June 3, 2004 between the Company and FCC, LLC d/b/a First Capital

4.40(6) Securities Pledge Agreement between the Company and FCC, LLC dated June 3, 2004

4.41(6) Loan and Security Agreement dated August 31, 2004 between Addison York Insurance Brokers Ltd. and Emmett Lescroart

4.42(6) $3,250,000 Credit Note dated August 31, 2004 issued by Addison York Insurance Brokers, Ltd. to Emmett Lescroart

4.43(6)             Guarantee  of the Company to Emmett  Lescroart  dated August
                    31, 2004

4.44(6) General Security Agreement dated August 31, 2004 between the Company and Emmett Lescroart

4.45(6)             Purchase  Agreement dated August 31, 2004 among Addison York
                    Insurance   Brokers,   Ltd.,  Al  Vinciguerra   Ltd.,   Dena
                    Vinciguerra and Renee Woodard

4.46(6) $1,000,000 Promissory Note dated August 31, 2004 issued by Addison York Insurance Brokers, Ltd. to Al Vinciguerra Ltd. (included in Exhibit 4.45)

4.47(6)             Security  Agreement  dated August 31, 2004  between  Addison
                    York  Insurance  Brokers,   Ltd.  and  Al  Vinciguerra  Ltd.
                    (included in Exhibit 4.45)

4.48(6) Debt Subordination and Intercreditor Agreement dated August 31, 2004 among Addison York Insurance Brokers, Ltd., Anthony Clark International Insurance Brokers Ltd., Emmett Lescroart, Al Vinciguerra Ltd., Kabaker Family Trust of July 1998, FCC, LLC, and Oak Street Funding LLC (included in
                    Exhibit 4.45)

4.49(6)             Agency  Agreement  dated August 31, 2004 among  Addison York
                    Insurance   Brokers,   Ltd.,  Al  Vinciguerra   Ltd.,   Dena
                    Vinciguerra and Renee Woodard (included in Exhibit 4.45)

4.50(7) Purchase Agreement dated January 1, 2005 among Addison York Insurance Brokers, Ltd., Schuneman Insurance Agency, Inc., Ron Hartz and Bill N. Feather

4.51(7)             Security  Agreement  dated January 1, 2005,  between Addison
                    York  Insurance  Brokers,   Ltd.,  and  Schuneman  Insurance
                    Agency, Inc.

4.52 Agency Agreement dated January 1, , 2005, between Addison York Insurance Brokers, Ltd. and Schuneman Insurance Agency, Inc.

4.53(7) Amended and Restated Loan and Security Agreement dated June 15, 2005 among Bridge Healthcare Finance, LLC, Bridge Opportunity Finance, LLC, and certain other financial institutions from time to time, and Addison York Insurance Brokers, Ltd., the Company and Heritage Hill Insurance Ltd.

4.54                Warrant issued to Bridge  Opportunity  Finance,  LLC on June
                    15, 2005

8.1                 List of Subsidiaries (included in Item 4.C.)

11.1                Code of Ethics

Exhibit
Number              Description
--------------------------------------------------------------------------------


12.1                Certifications   Required   by   Rule   13a-14(a)   or  Rule
                    15(d)-14(a)

13.1                Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)
--------------------
(1) Previously filed as Exhibits to the Company's Form 20-F filed on November 2, 1999.

(2) Previously filed as Exhibits to the Company's Form 20-F filed on July 27, 2000.

(3) Previously filed as Exhibits to the Company's Form 20-F filed on September 27, 2001.

(4) Previously filed as Exhibits to the Company's Form 20-F filed on August 27, 2002.

(5) Previously filed as Exhibits to the Company's Form 20-F filed on September 15, 2003.

(6) Previously filed as Exhibits to the Company's Form 20-F filed on November 18, 2004.

(7) Incorporated by reference to the Company's Form 6-K submitted on September 14, 2005.

                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Date:   October 17, 2005


                                     ANTHONY CLARK INTERNATIONAL
                                     INSURANCE BROKERS LTD.


                                     Per:  /s/ Primo Podorieszach
                                           -------------------------------------
                                           Primo Podorieszach
                                           President and Chief Executive Officer